ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

ING Flexible Income

Supplement dated April 28, 2006

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI.

NOTICE OF FUND SUBSTITUTIONS

ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account C (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitution. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds managed by expert third party asset managers will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns that it has identified in its due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance and well-publicized investigations, claims and regulatory actions and the corresponding negative publicity.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Fidelity® VIP Growth Portfolio (Initial Class)	ING FMR^SM Earnings Growth Portfolio (Class I)
AIM V.I. Capital Appreciation Fund (Series I)	
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING FMR^SM Equity Income Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	ING Lord Abbett Affiliated Portfolio (Class I)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)	ING Pioneer Fund Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING UBS U.S. Large Cap Equity Portfolio (Class I)

Important Information about the Proposed Substitutions.

- Prior to the effective date of the substitutions you will receive another supplement which will indicate the effective date of the substitutions, provide you with further details about each Substitute Fund and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your account value immediately before the substitutions will equal your account value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund.
- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund.

Contract Prospectus - April 28, 2006

The Contract. The contract described in this prospectus is a fixed or variable, group or individual immediate annuity contract issued by ING Life Insurance and Annuity Company (the Company). The contract is available as an internal exchange from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). The contract may be issued as either a nonqualified-d contract, or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended (Tax Code) or with retirement plans under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

Why Reading this Prospectus is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. The information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contract offers variable investment options and a fixed dollar option. When you purchase the contract, your purchase payment will be applied to the investment options you select. Some investment options may be unavailable through your contract, your plan or in your state.

The Funds

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
Calvert Social Balanced Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Large Company Value Portfolio (Service Class)
ING American Century Select Portfolio (Initial Class)
ING American Century Small-Mid Cap Value Portfolio Service Class)*
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis Venture Value Portfolio (Service Class)*
ING FMR[SM] Earnings Growth Portfolio (Class I)
ING Fundamental Research Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[1]
ING JPMorgan International Portfolio (Initial Class)*
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)*
ING Lord Abbett Affiliated Portfolio (Class I)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING Neuberger Berman Partners Portfolio (Service Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Pioneer Fund Portfolio (Class I)
ING Pioneer High Yield Portfolio (Initial Class)
ING Pioneer Mid Cap Value Portfolio (Class I)

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)
ING Van Kampen Real Estate Portfolio (Class I)
ING VP Balanced Portfolio, Inc. (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)
ING VP Index Plus LargeCap Portfolio (Class I)
ING VP Index Plus MidCap Portfolio (Class I)
ING VP Index Plus SmallCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)
ING VP International Equity Portfolio (Class I)
ING VP International Value Portfolio (Class I)
ING VP Money Market Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP Strategic Allocation Conservative Portfolio (Class I)*
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Moderate Portfolio (Class I)*
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)

* This fund has changed its name to the name listed above. See Appendix II - Description of Underlying Funds for a complete list of former and current fund names.

[1] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the previous page. Subaccount performance will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section on page 18, in Appendix II - Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and your payment amount will not vary. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed dollar option in Appendix I of this prospectus.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. You may obtain the April 28, 2006 Statement of Additional Information (SAI) about the separate account free of charge by indicating your request on your application or enrollment form, calling us at 1-800-238-6273 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-5850 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-109622. The SAI table of contents is listed on page 41 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Table of Contents

Contract Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Design

The contract described in this prospectus is a fixed and/or variable, group or individual immediate annuity contract. It is designed for individuals who would like regular income payments from an annuity contract.

Who's Who

Contract Holder: The person or plan to whom we issue an individually owned contract, or the plan to which we issue a group master contract.

Participant (you/your): The individual who owns an individual contract, participates in a group master contract, or who receives income payments in connection with an individual contract owned by a plan sponsor.

The Company (we, us, our): ING Life Insurance and Annuity Company. We issue the contract.

Contract Rights

For individual and group master contracts issued in connection with 401 and 457 plans, the plan sponsor is the contract holder and holds the rights under the contract. Section 401 and 457 plan sponsors may allow their participants to exercise certain limited contract rights. For example, the section 401 or 457 plan sponsor has the right to make investment selections, but may permit their individual participants to exercise that right. For individual contracts issued on a nonqualified basis and those issued in connection with 408(b) and most 403(b) retirement plans, the individual is the contract holder and holds all contract rights. In situations where an individual or group master contract is issued to the plan sponsor of a 403(b) plan, the participant generally holds all contract rights.

The Contract and Retirement Plans

We may offer this contract to employees or other individuals in connection with a retirement plan.

Plan Type. We refer to a retirement plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408(b) or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

Contract Facts

Income Payment Options. You may select from a number of features for your payments including but not limited to: duration, number of payees, payments to beneficiaries, guaranteed minimum payment amount, and variable or fixed payments. Some features require payment of additional fees. See "Income Payments."

Free Look/Right to Cancel. The contract holder may cancel the contract no later than within ten days of receipt (some states require more than ten days). Participants in 403(b) plans and some 401 plans may cancel their participation in a group contract no later than ten days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit. If any guaranteed income payments remain to be paid at the time of the death of the annuitant or both annuitants, if applicable, they may be paid to your beneficiary. See "Death Benefit."

Withdrawals. Some income payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An early withdrawal charge may apply. See "Withdrawals."

Fees. Certain fees associated with the contract will reduce income payments. See "Fee Table" and "Fees."

Taxation. The Tax Code has certain rules that apply to amounts distributed under the contract. Tax penalties may apply if rules are not followed. See "Taxation."

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.

The tables and examples in this section show the fees that may affect the amount of variable income payments. For fees applicable to fixed income payments, see Appendix I. See "Fees" for additional information. The fees shown below do not reflect any state premium tax that may apply.*

Maximum Transaction Fees

Early Withdrawal Charge
(As a percentage of the present value of remaining guaranteed income payments withdrawn)[1]

Early Withdrawal Charge Schedule[2]

Number of Years from Contract Effective Date[3]	Early Withdrawal Charge
Fewer than 1	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

[1] Although the maximum early withdrawal charge is 7% of the remaining guaranteed income payments withdrawn, the total early withdrawal charge deducted will not exceed 8.5% of your purchase payment to the contract. See "Fees-Early Withdrawal Charge."

[2] Not all contracts permit withdrawals. Under certain contracts withdrawals are not allowed during the first year. See "Withdrawals."

[3] For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date. For amounts transferred into this contract as a result of an internal exchange, see "Fees."

* State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Fees Deducted from the Subaccounts

(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

For Contracts Without the Guaranteed Minimum Income Feature:

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge	1.25%	0.95%
Administrative Expense Charge[4]	0.25%	0.00%
Total Separate Account Expenses	1.50%	0.95%

For Contracts With the Five-Year Guaranteed Minimum Income Feature:

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge	1.25%	0.95%
Administrative Expense Charge[4]	0.25%	0.00%
Five-Year Guaranteed Minimum Income Charge[5]	1.00%	1.00%
Total Separate Account Expenses	2.50%	1.95%

[4] We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the subaccounts equivalent to not more than 0.25% annually.

[5] This charge terminates after five years.

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the fund's most recent fiscal year end without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses):	0.35%	1.50%

Hypothetical Examples

The following examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include contract holder transaction expenses, maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Example 1: The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the **maximum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3.5% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				**(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts *without* the guaranteed minimum income feature	$909	$1,330	$1,757	$3,187	$302	$916	$1,545	$3,187
Applicable to contracts *with* the five-year guaranteed minimum income feature	$978	$1,537	$2,100	$3,355	$376	$1,132	$1,895	$3,355

Example 2: The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the **minimum** total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 3.5% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				**(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts *without* the guaranteed minimum income feature	$801	$1,003	$1,204	$2,082	$187	$574	$980	$2,082
Applicable to contracts *with* the five-year guaranteed minimum income feature	$895	$1,288	$1,686	$2,523	$287	$872	$1,473	$2,523

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expense. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

Condensed Financial Information

Understanding Condensed Financial Information. In Appendix IV of this prospectus, we provide condensed financial information about the Variable Annuity Account C subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccount under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

Variable Annuity Account C

We established Variable Annuity Account C (the separate account) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of separate account under the federal securities laws.

The separate account is divided into subaccounts. These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contract are obligations of ING Life Insurance and Annuity Company.

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Regulatory Developments – the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Purchase

Contracts Available for Purchase. The contract is designed for persons who would like to receive regular income payments from an annuity contract. The contracts are available as internal exchanges from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). It is available as either a nonqualified contract or as a qualified contract for use with a traditional IRA under section 408(b) of the Tax Code or with retirement plans qualifying under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans. Availability as a group contract is subject to state approval. We reserve the right to limit purchase of an individual nonqualified contract to natural persons.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. We must be notified by the employer or plan trustee if the contract is offered in connection with a 403(b) or 401 plan that is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

How to Purchase. You may purchase the contract by submitting your purchase payment and the required application or enrollment forms to us.

Purchase Payment Amount. To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made. We reserve the right to lower the minimum required payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

Acceptance or Rejection. We must accept or reject your application or enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payment for five business days pending completion. In all cases, we may hold a purchase payment for longer periods with your permission. If we reject your application or enrollment, we will return the forms and any purchase payment.

We may also refuse to accept certain forms of premium payments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Age Requirements. The maximum issue age is between 80 and 95, depending upon the income payment option and features selected. We reserve the right to modify the maximum issue age.

Allocation of Your Purchase Payment to the Investment Options. We will allocate your purchase payment, less any applicable premium tax**es,** among the investment options you select. You may select up to eighteen of the available variable investment options at any one time. You may also select the fixed dollar option and allocate all or a portion of your purchase payment to the general account. See "Investment Options." Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them.

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risk and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention the following issues, among others:

1. Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4. Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

Right to Cancel

When and How to Cancel. The contract holder may cancel the contract within ten days of receipt (some states require more than ten days) by returning it, or the document showing your participation under a group contract, to our Customer Service Center along with a written notice of cancellation. For contracts issued in connection with 401 or 457 plans, the contract holder may follow these procedures on behalf of the participant.

Refunds. On the day we receive the request for cancellation in good order, we will calculate your contract value. Your refund will equal that value and will reflect deduction of any income payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the contract as an IRA), we may be required to return your entire purchase payment. We will issue your refund within seven calendar days of our receipt of your request in good order.

Income Payments

Under the contract, we will make regular income payments to you or to a payee you designate in writing.

Initiating Payments. To initiate income payments, you must make the following selections on your application or enrollment form:

- Payment start date;
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Income payment option and any special features, such as a right to withdraw or the Five-Year Guaranteed Minimum Income Feature;
- Fixed, variable or a combination of both fixed and variable payments;
- The subaccounts to allocate your purchase payment among (only if variable payments are elected); and
- An assumed annual net return rate (only if variable payments are elected).

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to minimum distribution requirements if applicable.

What Affects Income Payment Amounts? Some of the factors that may affect the amount of your income payments include your age, gender, the amount of your purchase payment, the income payment option selected, the number of guaranteed income payments selected (if any), whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed annual net return rate selected.

Payment Due Dates. You will generally receive your first income payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with IRS regulations.

Minimum Payment Amounts. For all payment options, the initial income payment must be at least $50 per month, or total yearly payments of at least $250.

Terms to understand:

Annuitant(s): The person(s) whose life or life expectancy(ies) determines the amount or continuation of lifetime income payments or whose death results in payment of death benefits.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Assumed Annual Net Return Rate. If you select variable income payments, you must also select an assumed annual net return rate of either 5% or 3.5%.

If you select a 5% rate, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. See "Contract Overview-Questions: Contacting the Company."

Five-Year Guaranteed Minimum Income Feature. If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the guaranteed minimum payment amount shown in the contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment.

Estimated Initial Payment Amount. On the date we issue the contract we estimate the amount of your initial payment based on the value of the annuity units your payment purchases on that date. See "Calculating Variable Income Payments-Annuity Units." Your guaranteed minimum payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:

• A lifetime payment option or a nonlifetime payment option of 15 years or more;
• The ability to make withdrawals;
• 100% variable payments;
• 3.5% assumed annual net return rate; and
• Funds from the following list:

> AIM V.I. Core Equity Fund (Series I)
> Calvert Social Balanced Portfolio
> Fidelity® VIP Equity-Income Portfolio (Initial Class)
> ING American Century Large Company Value Portfolio (Service Class)
> ING Fundamental Research Portfolio (Service Class)
> ING Lord Abbett Affiliated Portfolio (Class I)
> ING Neuberger Berman Partners Portfolio (Service Class)
> ING OpCap Balanced Value Portfolio (Service Class)
> ING Oppenheimer Strategic Income Portfolio (Initial Class)
> ING PIMCO Total Return Portfolio (Service Class)
> ING Pioneer Fund Portfolio (Class I)
> ING Pioneer High Yield Portfolio (Class I)
> ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
> ING Van Kampen Comstock Portfolio (Service Class)
> ING Van Kampen Equity and Income Portfolio (Initial Class)
> ING Van Kampen Real Estate Portfolio (Class I)
> ING VP Balanced Portfolio, Inc. (Class I)
> ING VP Growth and Income Portfolio (Class I)
> ING VP Index Plus LargeCap Portfolio (Class I)
> ING VP Intermediate Bond Portfolio (Class I)
> ING VP Money Market Portfolio (Class I)
> ING VP Strategic Allocation Growth Portfolio (Class I)
> ING VP Strategic Allocation Conservative Portfolio (Class I)
> ING VP Strategic Allocation Moderate Portfolio (Class I)
> Lord Abbett Series - Growth and Income Portfolio (Class VC)
> Pioneer Equity Income VCT Portfolio (Class I)
> Pioneer Fund VCT Portfolio (Class I)

Five-Year Guaranteed Minimum Income Feature (continued)

If you select this feature you may transfer only between these available funds.

Certain age restrictions may also apply.

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. See "Fees."

Start Date. The contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your income payment start date for up to 12 months following purchase of the contract. See "Taxation" for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your plan.

Taxation. The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the minimum distribution requirements of Tax Code section 401(a)(9). In some cases tax penalties will apply if rules are not followed. For tax rules that may apply to the contract see "Taxation."

Payment Options

The following table lists the income payment options and their accompanying death benefits and rights to withdraw. See "Death Benefit," "Withdrawals," and Appendix I for additional detail. We may offer additional income payment options under the contract from time to time.

Lifetime Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that no payment will be made if the annuitant dies prior to the first payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death. **Right to Withdraw-None.**
Life Income - Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that no payment will be made if both the annuitant and joint annuitant die before the first payment's due date. **Continuing Payments:** When you select this option you will also choose either: (a) Full or reduced payments to continue to the surviving annuitant after the first annuitant's death; or (b) 100% of the payment to continue to the annuitant on the joint annuitant's death, and a reduced payment to continue to the joint annuitant on the annuitant's death. In either case, payments cease upon the death of the surviving annuitant. Any reduction in payment will result in a corresponding reduction to the amount of the guaranteed minimum income payment, if applicable. **Death Benefit-None:** All payments end upon the death of both annuitants. **Right to Withdraw-None.**
Life Income - Two Lives - Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option.) **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first annuitant's death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary. **Right to Withdraw:** At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").
Nonlifetime Payment Option	
Nonlifetime - Guaranteed Payments	**Length of Payments:** Payments will continue for your choice of 5-50 years* (or other periods we may make available at the time you select this option). **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, payments will continue to the beneficiary. **Right to Withdraw:** (a) If you are receiving variable income payments you may withdraw all or a portion of any remaining guaranteed payments at any time. (b) If you elect to receive fixed income payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").

* For qualified contracts a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier.

Right to Change Guaranteed Payment Period

If you are receiving payments under a nonlifetime payment option, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:

(a) You may make the change on any contract anniversary beginning on the second contract anniversary;
(b) Any change request must be in writing and received by us in good order within 30 days prior to the contract anniversary;
(c) A guaranteed payment period may be shortened to a period not less than 10 years from the contract effective date;
(d) For nonqualified contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the contract effective date or age 100, whichever is earlier;
(e) For qualified contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;
(f) The withdrawal value on the contract anniversary of the change will be used to determine the amount of the new annuity payments. (i.e. See "Withdrawals - Withdrawal Value"); and
(g) We will terminate your withdrawal rights if a life annuity option is chosen.

The right to change a payment period is available for both fixed variable payments. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax adviser.

Calculating Variable Income Payments

The amount of any variable income payment is determined by multiplying the number of annuity units that you hold by an annuity unit value (AUV) for each unit.

Annuity Units. When you select variable income payments, your initial purchase payment purchases annuity units of the Variable Annuity Account C subaccounts corresponding to the funds you select. The number of units purchased is based on your purchase payment amount and the value of each unit on the day the purchase payment is invested. Generally, the number of units will not vary over the life of the contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an annuitant if a reduction in payment to a surviving annuitant was selected, transfers among subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among subaccounts or make a change in a guaranteed payment period, the current value of your contract will not change as a result of either of these events.

Annuity Unit Value (AUV). The value of each annuity unit in a subaccount is called the annuity unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects daily deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any), and the guaranteed minimum income charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net return factor of the subaccount, and by a factor to reflect the assumed annual net return rate. The net return factor measures the investment performance of the subaccount from one valuation to the next. The assumed annual net return rate will be either 3.5% or 5%, as you select.

Current AUV = Prior AUV x Net Return Factor x
Assumed Annual Net Return Rate Factor

Net Return Factor. The net return factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net return rate.

The net return rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). See "Fees."

The net return rate may be either positive or negative.

Investment Options

When you purchase the contract, your purchase payment (less any applicable premium tax) will be applied to the investment options you select. If you select variable investment options, you will receive variable income payments. If you select the fixed dollar option, you will receive fixed income payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund (fund). You do not invest directly in or hold shares of the funds.

- **Mutual Fund (fund) Descriptions.** We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and telephone number listed in "Contract OverviewQuestions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The fixed dollar option is described in Appendix I.

Number of Options You May Select. You may select up to eighteen subaccounts and/or the fixed dollar option at any one time.

Selecting Investment Options
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and the Fixed Dollar Option appendix in this prospectus.

Additional Risks of Investing in the Funds *(Mixed and Shared Funding)*

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

- ▷ Mixed bought for annuities and life insurance.

- ▷ Shared bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

Limits on Availability of Options. Some funds may be unavailable through your contract or plan or in some states. We may add, withdraw or substitute funds, subject to the conditions in your contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Transfers Among Variable Investment Options. You may transfer amounts among the available subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the fixed dollar option.

Transfer Requests. Requests may be made, after the contract is issued, in writing, by telephone or, where applicable, electronically.

Limits Imposed by the Underlying Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract owners or participants.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own or participate in. It may also be extended to other variable contracts and variable life insurance policies that are issued to you by our affiliates, or that you participate in. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract owner or participant's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations individuals or other parties acting on behalf of more than one contract owner or participant at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Fees

The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of the present value of remaining guaranteed income payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. Not all contracts permit withdrawals. See "Withdrawals."

Amount: The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 8.5% of your purchase payment to the contract.

Early Withdrawal Charge Schedule:

Number of Years from Contract Effective Date*	Early Withdrawal Charge
Fewer than 1**	7%
1 or more but fewer than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

* For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date. For amounts transferred into this contract as an internal exchange, see "Internal Exchanges" below.

**Certain contracts do not allow withdrawals during the first contract year.

When/How. At the time of withdrawal we deduct this charge from the amount withdrawn.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Internal Exchanges. In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

Types of Fees
There are five types of fees and deductions associated with the contract that may affect the amount of your variable income payments. For fees applicable to fixed payments see Appendix I.
▷ Transaction Fees
  • Early Withdrawal Charge
  • Redemption Fees
▷ Fees Deducted from Investments in the Separate Account
  • Mortality and Expense Risk Charge
  • Administrative Expense Charge
  • Five-Year Guaranteed Minimum Income Charge
▷ Reduction or Elimination of Certain Fees
▷ Fund Fees and Expenses
▷ Premium and Other Taxes

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result to withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount: 1.25% annually of values invested in the subaccounts. We currently charge 0.95% annually.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income payments based on annuity rates specified in the contract.
- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount: We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the subaccounts.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge helps defray our administrative expenses. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

Five-Year Guaranteed Minimum Income Charge

This additional charge is assessed only if you select one of the guaranteed minimum income features.

Amount: 1.00% annually of values invested in the subaccounts until the five-year guarantee period has ended.

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. This charge will be assessed only during the first five contract years.

Purpose. This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum income payments. For additional information regarding those risks, see "Mortality and Expense Risk Charge-Purpose" in this section.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:

- The size and type of group of individuals to whom the contract is issued;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts or arrangements offered by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or
- The type and frequency of administrative and sales services to be provided.

The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

In addition to the types of revenue received from affiliated and unaffiliated funds described below, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets, which are disclosed in each fund prospectus;
- Service fees that are deducted from fund assets, which are disclosed in each fund prospectus; and
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in each fund prospectus.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the applicable fund prospectus; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 6 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2005, in connection with the registered variable annuity contracts issued by the Company:

1. Fidelity Investments
2. Lord Abbett Funds
3. AIM Investments
4. Pioneer Investments
5. Franklin Templeton Investments
6. Calvert Funds

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2005 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. Our current practice is to reflect the cost of premium taxes in our income payment rates. We reserve the right, however, to deduct a charge for premium taxes from your purchase payment on the contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

Death Benefit

The following describes the death benefit applicable to variable income payments. These are also outlined under "Income Payments-Payment Options." For information on the death benefit applicable to the fixed dollar option, refer to Appendix I.

See "Income Payments" for a definition of annuitant and beneficiary as used in this section.

Payment of Death Benefit. Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:

  (1) Life Income - Guaranteed Payments;
  (2) Life Income - Two Lives - Guaranteed Payments; or
  (3) Nonlifetime - Guaranteed Payments.

Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the income payment start date. Under payment options 1 and 2 above, a lump-sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump-sum payment of the present value of any death benefit may be requested at any time. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of your request in good order.

Calculation of Lump-Sum Payment of the Death Benefit. The value of the lump-sum payment of the death benefit will equal the present value of any remaining guaranteed income payments, calculated using the same rate we used to calculate the income payments (i.e., the 3.5% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in good order. Such value will reflect any payments made after the date of death. See Appendix I-Fixed Dollar Option for information on calculation of a lump-sum payment of the death benefit applicable to the fixed dollar option.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

Who Receives Death Benefit Proceeds? The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file with us as of the date of death.

Changes in Beneficiary Designations. The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

Some restrictions may apply to beneficiary changes under qualified contracts.

Withdrawals

Withdrawals of Variable Income Payments

You may make partial or full withdrawals of the present value of any remaining guaranteed variable income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).
- The nonlifetime payment option.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50. If you selected the Five-Year Guaranteed Minimum Income Feature, you may not make any withdrawals.

Withdrawals of Fixed Income Payments
(For additional details see Appendix I - Fixed Dollar Option.)

You may make partial or full withdrawals of the present value of any remaining fixed income payments if you are receiving payments under either one of the following:

- A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).
- The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year.

Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

Withdrawal Value

Variable Income Payments. For any withdrawal of remaining variable guaranteed income payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the income payments (i.e., the 3.5% or 5% assumed annual net return rate stated in the contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in good order at our Customer Service Center.

Fixed Income Payments. See Appendix I for details regarding the withdrawal value of fixed payments.

Amount Received. For partial withdrawals, you will receive, reduced by any required withholding tax, the amount you specify, subject to the value in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge as described in "Fees-Early Withdrawal Charge."

Reduction of Remaining Payments

Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the subaccounts proportionately, unless you designate otherwise. For lifetime income payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

Contract Distribution

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers which are affiliated with the Company:

Bancnorth Investment Group, Inc.	ING DIRECT Securities, Inc.
Directed Services, Inc.	ING Financial Partners, Inc.
Financial Network Investment Corporation	ING Funds Distributor, LLC
Guaranty Brokerage Services, Inc.	Multi-Financial Securities Corporation
ING America Equities, Inc.	PrimeVest Financial Services, Inc.
ING Financial Markets LLC	Systematized Benefits Administrators, Inc.
ING Direct Funds Limited	

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments

Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 7%. In addition to the commission paid upon receipt of a purchase payment to the contract, we may pay an additional amount, the total amount of which will not exceed 7% of the total commission paid with respect to a given purchase payments. Such additional payments will not be made upon receipt of the purchase payment, but will be paid over the same time period as the income payment option selected by the contract owner. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. In limited circumstances, certain of these distributors may also receive compensation, overrides or reimbursement for expenses associated with the distribution of the contract. At times certain distributors may be offered an enhanced commission for a limited period of time. Commissions and other payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated assets under management, sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;
- Marketing allowances;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;
- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;
- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2005, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) Symetra Investment Services, Inc.	14) Huckin Financial Group, Inc.
2) SunAmerica Securities, Inc.	15) A. G. Edwards & Sons, Inc.
3) Lincoln Investment Planning Inc.	16) Jefferson Pilot Securities Corporation
4) Valor Insurance Agency Inc.	17) Waterstone Financial Group, Inc.
6) National Planning Corporation	19) AIG Financial Advisors Inc.
7) Securities America Inc.	20) McGinn, Smith & Co., Inc.
8) Walnut Street Securities, Inc.	21) NIA Securities, L.L.C.
9) Cadaret, Grant & Co., Inc.	22) Financial Network Investment Corporation
10) Multi-Financial Securities Corporation	23) Mutual Service Corporation
11) ING Financial Partners, Inc.	24) Horan Securities, Inc.
12) Proequities, Inc.	25) Tower Square Securities, Inc.
13) Linsco/Private Ledger Corp.	

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the broker-dealer and the registered representative responsible for your contract are set forth on your application.

Taxation

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

▷ For purposes of this section, contract holder means the person to whom we issue an individually-owned contract, the person who receives income payments in connection with an individual contract owned by a plan sponsor, or the participant under a group contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Types of Contracts: Nonqualified or Qualified
The contracts may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 401, 457(b), 403, or 408(b).

In this Section

I. *Introduction*

II. *Taxation of Nonqualified Contracts*

III. *Taxation of Qualified Contracts*

IV. *Possible Changes in Taxation*

V. *Taxation of the Company*

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

II. Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal income tax purposes. In order to receive deferral of taxation, the requirements listed below must be satisfied.

Investor Control. Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

In addition, if you have elected to delay your annuity starting date, as defined below, and you die before the annuity starting date, specific rules for payment of any death benefit apply.

The annuity starting date is defined by the Tax Code to mean the first day of the period (month, quarter, half year, year depending upon whether payments will be made monthly, quarterly, semi-annually or annually) which ends on the date of the first annuity payment.

A delayed annuity starting date occurs any time a monthly payment begins later than one month, a quarterly payment begins later than three months or a semi-annual payment begins later than six months from date of purchase. For example, if you purchase the contract on June 1 with monthly payments to begin October 1, your annuity starting date is September, and would be considered a delayed annuity starting date.

For nonqualified contracts, if you die before a delayed annuity starting date, the entire interest in the account must be paid within five years of the date of death, or payments may be made over the life or over a period not extending beyond the life expectancy of the designated beneficiary or payee, as applicable, provided such payments begin not later than one year after the date of death. This rule does not apply if the designated beneficiary or payee is your spouse.

Diversification. Internal Revenue Code Section 817(h) requires investments within a separate account to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, you would then be subject to federal income tax on income under your contract as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your contract. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. Although tax consequences may vary depending on the payment option elected under an immediate annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. For fixed income payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). For variable income payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments.

Once your investment in the contract has been fully recovered, the full amount of each income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

A full withdrawal of the present value of any remaining guaranteed payments is taxable to the extent that the amount received exceeds any remaining investment in the contract. If a partial withdrawal of the present value of any remaining payments is made and the continuing payments you receive are reduced because of the partial withdrawal, a part of the withdrawal may not be taxable. The part that is not taxable is equal to any remaining investment in the contract multiplied by a fraction. The numerator (top part of the fraction) is the reduction in each payment because of the partial withdrawal. The denominator (bottom part of the fraction) is the full amount of each payment originally provided.

10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity contract. There is an exception to the 10% penalty tax if payment is made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

▷ The contract is purchased with a single premium;
▷ The contract has an annuity starting date, as defined in the Tax Code, no later than one year from the date of purchase; and
▷ The contract provides for a series of substantially equal periodic payments (to be made no less frequently than annually) during the annuity period.

For purposes of determining whether the contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity and the contract would then be subject to the 10% penalty tax unless one of the exceptions to the penalty tax listed below, apply.

In addition, if you select an increasing annuity or an early withdrawal of the value of the remaining income payments, the payment or distribution may be subject to the 10% penalty tax unless one of the other exceptions applies. You should consult with a tax adviser to determine how this will affect your tax liability.

In addition to the immediate annuity exception, the 10% penalty tax does not apply to the taxable portion of distributions made under certain exceptions, including one or more of the following:

a)   You have attained age 59½;
b)   You have become disabled as defined in the Tax Code;
c)   You (or the annuitant if the contract owner is a non-natural person) have died;
d)   The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
e)   The distribution is allocable to investment in the contract before August 14, 1982.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

   Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

•   First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchange into the contract;
•   Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
•   Then, from any remaining "income on the contract"; and
•   Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a nonqualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

   Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

▷   After you begin receiving income phase payments under the contract; or
▷   Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed by August 31, 2011. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

  ▷   Over the life of the designated beneficiary; or
  ▷   Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

III. *Taxation of Qualified Contracts*

General

The contracts are designed for use with Tax Code section 401(a), 401(k), 403(b), and 457(b) plans, and as IRAs under Tax Code sections 408. (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied when purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In November, 2004 the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2006. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Section 401(a) and 401(k) Plans. Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

Section 457(b) Plans. Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

▷   The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or

▷   You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a   You have attained age 59½;
b)   You have become disabled, as defined in the Tax Code;
c)   You have died and the distribution is to your beneficiary;
d)   You have separated from service with the sponsor at or after age 55;
e)   The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f)   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g)   The distribution is made due to an IRS levy upon your plan; or
h)   The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or in some instances, termination of the plan. Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457(b) Plans. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

▷ The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Code; or
▷ You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 401(a), 401(k), and 403(b) plans listed above also apply to distributions from an IRA. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 401(a), 401(k), 403(b), governmental 457(b) plans and IRAs). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of a qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), 403(b), 457(b) Plans and IRAs only)
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

As an immediate annuity, income payments from the contracts are designed to meet these rules, pursuant to Tax Code section 401(a)(9).

Required Distributions Upon Death (Section 401(a), 401(k), 403(b), 457(b) Plans and IRAs)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), 403(b), and 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers.

Assignment and Other Transfers.

Section 401(a), 401(k), 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

IRAs. The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

IV. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). In addition, legislative changes implemented under the Economic Growth and Tax Relief Reconciliation Act of 2001 are scheduled to sunset or expire after December 31, 2010 unless further extended by future legislation. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

V. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

Other Topics

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

• On any valuation date when the New York Stock Exchange is closed (except customary holidays or weekends) or when trading on the New York Stock Exchange is restricted;
• When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or
• During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain periods of time based on historical net asset values of the funds. These numbers will reflect the mortality and expense risk charge, the administrative expense charge (if any), any applicable guaranteed minimum income charge and the advisory fees and other expenses of the funds.

We may also advertise different types of historical performance for the subaccounts including:

- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC.

This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual returns reflect deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any), any applicable guaranteed minimum income charges and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charges. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership

Ownership of the contract may be changed to the extent permitted by law. You should immediately notify the Company, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service Center. We reserve the right to reject transfer of ownership to a non-natural person. A transfer of ownership may have tax consequences and you should consult with a qualified tax adviser before transferring ownership of the contract.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

Appendix I
Fixed Dollar Option

The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your purchase payment to the fixed dollar option. If you choose the fixed dollar option, your income payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments, (see "Withdrawals" in this appendix). Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding the fixed dollar option has not been reviewed by the SEC.

Payment Options

All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your purchase payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

(a) A Cash Refund Feature. (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump-sum payment equal to the purchase payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income-two lives" payment option that has no reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect an increasing annuity with this feature.

(b) An Increasing Annuity. (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity.

Fixed Income Payment Amounts
The amount of each payment depends upon (1) the purchase payment that you allocate to the fixed dollar option, less any premium tax, and (2) the payment option and features chosen.

Withdrawals

Withdrawal Value-Lifetime Payment Options. If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity ten year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

Withdrawal Value-Nonlifetime Payment Options. If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

The adjusted contract rate equals (Rate of Return) + WY - IY, where:

Rate of Return is the fixed annuity present value interest rate shown in your contract
WY is the withdrawal yield
IY is the issue yield
WY is determined as follows:

(1) WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of noncallable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date.
(2) The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal.
(3) Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

IY is determined as follows:

(1) IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of noncallable, non-inflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date.
(2) The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date.
(3) Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.
(4) Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

Early Withdrawal Charge

Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

Number of Years from Contract Effective Date*	Early Withdrawal Charge
1 or more, but fewer than 2	6%
2 or more, but fewer than 3	5%
3 or more, but fewer than 4	4%
4 or more, but fewer than 5	3%
5 or more, but fewer than 6	2%
6 or more, but fewer than 7	1%
7 or more	0%

* For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

Internal Exchanges. In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

Reduction or Elimination of the Early Withdrawal Charge. We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

(a) The size and type of group of individuals to whom the contract is offered;
(b) The type and frequency of administrative and sales services to be provided; or
(c) Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliate; receiving distributions or making internal transfers from other contracts or arrangements offered by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

Death Benefit

If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

Payment of Death Benefit. Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump-sum payment of any death benefit may be requested within six months following the date of death. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven calendar days following our receipt of request in good order. A lump-sum payment may be requested at anytime (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

Death Benefit Amount. If you elect a right to withdraw, the death benefit value will be determined as described under "Withdrawal Amount" in this appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service Center of proof of death acceptable to us and a request for payment in good order.

Appendix II
Description of Underlying Funds

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING American Century Small-Mid Cap Value Portfolio	ING American Century Small Cap Value Portfolio
ING Davis Venture Value Portfolio	ING Salomon Brothers Fundamental Value Portfolio
ING JPMorgan International Portfolio	ING JPMorgan Fleming International Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio	ING Salomon Brothers Aggressive Growth Portfolio
ING VP Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Income Portfolio
ING VP Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Balanced Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM V.I. Capital Appreciation Fund	A I M Advisors, Inc.	Growth of capital.
AIM V.I. Core Equity Fund	A I M Advisors, Inc.	Growth of capital.
Calvert Variable Series, Inc. – Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. **Subadviser:** New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadviser:** Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Investment Adviser: Fidelity Management & Research Company **Subadvisers:** Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.
ING Partners, Inc. – ING American Century Large Company Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING American Century Select Portfolio	ING Life Insurance and Annuity Company **Subadviser**: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Davis Venture Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Davis Selected Advisers, L.P. (Davis)	A *non-diversified* Portfolio that seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING FMR^{SM} Earnings Growth Portfolio	Directed Services, Inc. **Subadviser:** Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Partners, Inc. – ING Fundamental Research Portfolio	ING Life Insurance and Annuity Company **Subadviser:** ING Investment Management Co. (ING IM)	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* *** Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.**	ING Life Insurance and Annuity Company **Subadviser:** Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan International Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Asset Management (London) Limited (JPMorgan London)	Seeks long-term growth of capital.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	A *non-diversified* Portfolio that seeks growth from capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Salomon Brothers Asset Management Inc (SaBAM)	Seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Affiliated Portfolio	Directed Services, Inc. **Subadviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Massachusetts Financial Services Company (MFS)	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Neuberger Berman Partners Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OpCap Advisors LLC (OpCap)	Seeks capital growth, and secondarily, investment income.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Pioneer Investment Management, Inc. (Pioneer)	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services, Inc. **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	ING Life Insurance and Annuity Company **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	ING Life Insurance and Annuity Company **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Investors Trust - ING Van Kampen Real Estate Portfolio	Directed Services, Inc. **Subadviser**: Van Kampen	A *non-diversified* Portfolio that seeks capital appreciation and secondarily seeks current income.
ING VP Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Funds – ING VP Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING VP Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential.
ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income.
ING Variable Products Trust – ING VP International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks capital appreciation.
ING VP Money Market Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Pioneer Equity Income VCT Portfolio	Pioneer Investment Management, Inc.	Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.
Pioneer Fund VCT Portfolio	Pioneer Investment Management, Inc.	Reasonable income and capital growth.
Pioneer Mid Cap Value VCT Portfolio	Pioneer Investment Management, Inc.	Capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.

Appendix III

Calculation of Present Value of Remaining Guaranteed Variable or Fixed Income Payments

To the extent that the contracts allow for the full or partial withdrawal of the present value of remaining guaranteed variable or fixed income payments, the present value for each will be calculated as follows:

Withdrawals - Variable Income

The present value of remaining guaranteed variable income payments is calculated as follows:

Present Value = [Units x Current Unit Value] x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [(1 - v ^ n) / d] x { 1 / [(1 + i) ^ (b / (365 / m))] }

Notes: [(1 - v ^ n) / d] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [(1 + i) ^ (b / (365 / m))] } is a discount factor representing the time value difference between a the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = (1 + AIR) ^ (1 / mode)
v = 1 / (1 + i)
d = i / (1 + i)
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

This is calculated for each fund held and summed for a total present value amount.

Withdrawals - Fixed Income

The present value of remaining guaranteed fixed income payments is calculated as follows:

Present Value = Fixed Benefit x Annuity Factor

Where Annuity Factor equals:

Annuity Factor = [(1 - v ^ n) / d] x { 1 / [(1 + i) ^ (b / (365 / m))] }

Notes: [(1 - v ^ n) / d] is the present value of $1 / mode with the first payment due immediately.

{ 1 / [(1 + i) ^ (b / (365 / m))] } is a discount factor representing the time value difference between a the first payment being due immediately and the actual number of days before the first payment is due.

Where:

i = (1 + adjusted contract rate) ^ (1 / mode)
v = 1 / (1 + i)
d = i / (1 + i)
n = number of remaining guaranteed payments
m = number of payments per year (mode)
b = days until the next scheduled payment

Examples

Withdrawal (assuming variable income with one fund)
The present value of remaining guaranteed variable income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn):

Let Units = 10 and Current Unit Value = $15,

Present Value = 10 x $15 x 22.8516 = $3,427.73

Where Annuity Factor equals:

[(1 - 0.995942 ^ 24) / 0.004058] x { 1 / [(1 + 0.004074) ^ (20 / (365 / 12))] }
= 22.8516

Where:
Let AIR = 5%

i = (1 + 0.05) ^ (1 / 12) = 0.004074
v = 1 / (1 + 0.004074) = 0.995942
d = 0.004074 / (1 + 0.004074) = 0.004058
n = 24
m = 12
b = 20

<u>Withdrawals (assuming fixed income)</u>
The present value of remaining guaranteed fixed income payments is calculated as follows (assumes 24 remaining monthly payments will be fully withdrawn) (using equivalent assumptions as the variable example to see the similarity):

Let Fixed Benefit = $150,

Present Value = $150 x 22.8516 = $3,427.73

Where Annuity Factor equals:

[(1 - 0.995942 ^ 24) / 0.004058] x { 1 / [(1 + 0.004074) ^ (20 / (365 / 12))] }
= 22.8516

Where:
Let the Adjusted Contract Rate = 5%

i = (1 + 0.05) ^ (1 / 12) = 0.004074
v = 1 / (1 + 0.004074) = 0.995942
d = 0.004074 / (1 + 0.004074) = 0.004058
n = 24
m = 12
b = 20

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

TABLE I

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
ASSUMED ANNUAL NET RETURN RATE OF 3.50%
(Selected data for annuity units outstanding throughout each period, unaudited)

	2005	2004
AIM V.I. CAPITAL APPRECIATION FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.04	$10.07
Value at end of period	$10.46	$10.04
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.39	$10.03
Value at end of period	$10.47	$10.39
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.27	$10.03
Value at end of period	$10.40	$10.27
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.95	$10.02
Value at end of period	$12.26	$10.95
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.57	$10.03
Value at end of period	$10.71	$10.57
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.55	$10.08
Value at end of period	$9.67	$9.55
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.81	$10.02
Value at end of period	$12.29	$11.81
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.31	$10.04
Value at end of period	$9.99	$10.31
ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$10.37	
Value at end of period	$10.27	

CFI 1

Condensed Financial Information (continued)

	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.40	$10.06
Value at end of period	$11.77	$11.40
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$12.14	$10.05
Value at end of period	$12.47	$12.14
ING DAVIS VENTURE VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.02	$10.08
Value at end of period	$9.96	$10.02
ING FUNDAMENTAL RESEARCH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.46	$10.05
Value at end of period	$10.58	$10.46
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.33	$10.03
Value at end of period	$10.07	$10.33
ING JPMORGAN INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.07	$10.01
Value at end of period	$11.66	$11.07
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.50	$10.04
Value at end of period	$11.94	$11.50
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.15	$10.02
Value at end of period	$10.83	$10.15
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.57	$10.04
Value at end of period	$10.27	$10.57
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.47	$10.01
Value at end of period	$10.29	$10.47

Condensed Financial Information (continued)

	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$11.37	
Value at end of period	$11.25	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$9.90	
Value at end of period	$9.79	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.90	$10.00
Value at end of period	$9.67	$9.90
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.94	$10.07
Value at end of period	$11.23	$9.94
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.40	$10.01
Value at end of period	$10.56	$10.40
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.78	$10.06
Value at end of period	$11.29	$10.78
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.04	$10.04
Value at end of period	$10.93	$11.04
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$10.56	
Value at end of period	$10.45	
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.36	$10.03
Value at end of period	$10.33	$10.36
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.25	$10.04
Value at end of period	$10.61	$10.25
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.02	$10.04
Value at end of period	$10.49	$10.02

Condensed Financial Information (continued)

	2005	2004
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.49	$10.05
Value at end of period	$10.58	$10.49
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.03	$10.05
Value at end of period	$11.73	$11.03
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.50	$10.09
Value at end of period	$11.85	$11.50
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.94	$10.00
Value at end of period	$9.81	$9.94
ING VP INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.95	$10.00
Value at end of period	$12.25	$10.95
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.96	$9.95
Value at end of period	$11.48	$10.96
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.68	$10.00
Value at end of period	$9.54	$9.68
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.67	$10.14
Value at end of period	$11.26	$10.67
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.25	$10.03
Value at end of period	$10.18	$10.25
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.60	$10.03
Value at end of period	$10.78	$10.60
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.45	$10.04
Value at end of period	$10.47	$10.45

Condensed Financial Information (continued)

	2005	2004
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.51	$10.03
Value at end of period	$10.77	$10.51
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.69	$10.04
Value at end of period	$10.57	$10.69
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.85	$10.07
Value at end of period	$12.27	$11.85
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.15	$10.01
Value at end of period	$11.28	$11.15
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.61	$10.04
Value at end of period	$10.79	$10.61
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.61	$10.05
Value at end of period	$11.99	$11.61

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

ASSUMED ANNUAL NET RETURN RATE OF 5.00%

(Selected data for annuity units outstanding throughout each period, unaudited)

	2005	2004
AIM V.I. CAPITAL APPRECIATION FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.90	$10.07
Value at end of period	$10.17	$9.90
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.24	$10.03
Value at end of period	$10.17	$10.24

Condensed Financial Information (continued)

	2005	2004
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.13	$10.03
Value at end of period	$10.11	$10.13
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.80	$10.02
Value at end of period	$11.91	$10.80
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.43	$10.03
Value at end of period	$10.41	$10.43
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.41	$10.08
Value at end of period	$9.40	$9.41
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.64	$10.02
Value at end of period	$11.95	$11.64
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.17	$10.04
Value at end of period	$9.71	$10.17
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.24	$10.06
Value at end of period	$11.44	$11.24
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.97	$10.05
Value at end of period	$12.12	$11.97
ING DAVIS VENTURE VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.88	$10.08
Value at end of period	$9.69	$9.88
ING FUNDAMENTAL RESEARCH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.31	$10.05
Value at end of period	$10.28	$10.31

Condensed Financial Information (continued)

	2005	2004
ING GOLDMAN SACHS® STRUCTURED EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.18	$10.03
Value at end of period	$9.79	$10.18
ING JPMORGAN INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.92	$10.01
Value at end of period	$11.34	$10.92
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.34	$10.04
Value at end of period	$11.60	$11.34
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.01	$10.02
Value at end of period	$10.53	$10.01
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.42	$10.04
Value at end of period	$9.98	$10.42
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.32	$10.01
Value at end of period	$10.00	$10.32
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.76	$10.00
Value at end of period	$9.40	$9.76
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.80	$10.07
Value at end of period	$11.12	$9.80
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.25	$10.01
Value at end of period	$10.27	$10.25
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.63	$10.06
Value at end of period	$10.97	$10.63
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.88	$10.04
Value at end of period	$10.63	$10.88

Condensed Financial Information (continued)

	2005	2004
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.21	$10.03
Value at end of period	$10.05	$10.21
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.11	$10.04
Value at end of period	$10.31	$10.11
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.88	$10.04
Value at end of period	$10.20	$9.88
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.35	$10.05
Value at end of period	$10.29	$10.35
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.87	$10.05
Value at end of period	$11.40	$10.87
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.34	$10.09
Value at end of period	$11.51	$11.34
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.80	$10.00
Value at end of period	$9.53	$9.80
ING VP INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.80	$10.00
Value at end of period	$11.91	$10.80
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.81	$9.95
Value at end of period	$11.16	$10.81
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.55	$10.00
Value at end of period	$9.28	$9.55
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.52	$10.14
Value at end of period	$10.95	$10.52

Condensed Financial Information (continued)

	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.10	$10.03
Value at end of period	$9.90	$10.10
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.46	$10.03
Value at end of period	$10.48	$10.46
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.30	$10.04
Value at end of period	$10.18	$10.30
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.36	$10.03
Value at end of period	$10.46	$10.36
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.54	$10.04
Value at end of period	$10.27	$10.54
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.68	$10.07
Value at end of period	$11.93	$11.68
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.99	$10.01
Value at end of period	$10.97	$10.99
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.47	$10.04
Value at end of period	$10.48	$10.47
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.45	$10.05
Value at end of period	$11.65	$11.45

Condensed Financial Information (continued)

	2005	2004
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.28	$10.03
Value at end of period	$10.26	$10.28
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.17	$10.03
Value at end of period	$10.19	$10.17
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.47	$10.03
Value at end of period	$10.50	$10.47
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.21	$10.04
Value at end of period	$9.80	$10.21
ING FUNDAMENTAL RESEARCH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.35	$10.05
Value at end of period	$10.37	$10.35
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.36	$10.01
Value at end of period	$10.08	$10.36
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$9.82	
Value at end of period	$9.72	
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.80	$10.00
Value at end of period	$9.48	$9.80
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.67	$10.06
Value at end of period	$11.06	$10.67
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.93	$10.04
Value at end of period	$10.72	$10.93

Condensed Financial Information (continued)

	2005	2004
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)		
(Funds were first received in this option during April 2005)		
Value at beginning of period	$10.48	
Value at end of period	$10.38	
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.26	$10.03
Value at end of period	$10.13	$10.26
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.15	$10.04
Value at end of period	$10.40	$10.15
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.39	$10.05
Value at end of period	$10.37	$10.39
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.84	$10.00
Value at end of period	$9.61	$9.84
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.59	$10.00
Value at end of period	$9.35	$9.59
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.14	$10.03
Value at end of period	$9.98	$10.14
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.50	$10.03
Value at end of period	$10.56	$10.50
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.34	$10.03
Value at end of period	$10.26	$10.34
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.59	$10.04
Value at end of period	$10.36	$10.59

Condensed Financial Information (continued)

	2005	2004
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$11.04	$10.01
Value at end of period	$11.06	$11.04
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.51	$10.04
Value at end of period	$10.57	$10.51

TABLE IV

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.95%
ASSUMED ANNUAL NET RETURN RATE OF 5.00%
(Selected data for annuity units outstanding throughout each period, unaudited)

	2005	2004
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.14	$10.03
Value at end of period	$9.97	$10.14
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.03	$10.03
Value at end of period	$9.91	$10.03
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.32	$10.03
Value at end of period	$10.21	$10.32
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.07	$10.04
Value at end of period	$9.52	$10.07
ING FUNDAMENTAL RESEARCH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.21	$10.04
Value at end of period	$10.08	$10.21
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.22	$10.01
Value at end of period	$9.80	$10.22
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.67	$9.99
Value at end of period	$9.22	$9.67

Condensed Financial Information (continued)

	2005	2004
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.53	$10.06
Value at end of period	$10.75	$10.53
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.78	$10.04
Value at end of period	$10.42	$10.78
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.11	$10.03
Value at end of period	$9.85	$10.11
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.01	$10.04
Value at end of period	$10.11	$10.01
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.24	$10.05
Value at end of period	$10.08	$10.24
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.70	$10.00
Value at end of period	$9.34	$9.70
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$9.45	$9.99
Value at end of period	$9.09	$9.45
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.00	$10.03
Value at end of period	$9.70	$10.00
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.35	$10.03
Value at end of period	$10.27	$10.35
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.20	$10.03
Value at end of period	$9.97	$10.20

Condensed Financial Information (continued)

	2005	**2004**
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.44	$10.03
Value at end of period	$10.07	$10.44
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.89	$10.01
Value at end of period	$10.75	$10.89
PIONEER FUND VCT PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.36	$10.04
Value at end of period	$10.28	$10.36

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C prospectus dated April 28, 2006, as well as all current prospectuses for the funds available under the Contracts.

_____ Please send an Account C Statement of Additional Information (Form No. SAI.109622-06) dated April 28, 2006.

_____

CONTRACT HOLDER'S SIGNATURE

_____

DATE

PRO.109622-06 (04/06)

| VARIABLE ANNUITY ACCOUNT C |
| OF |
| ING LIFE INSURANCE AND ANNUITY COMPANY |

Statement of Additional Information
dated
April 28, 2006

ING Flexible Income Annuity

A Fixed and Variable, Single Premium, Group or Individual, Immediate Annuity Contract

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the separate account) dated April 28, 2006.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service Center
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-238-6273

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2005, the Company and its subsidiary life company had $54 billion invested through their products, including $37 billion in their separate accounts (of which the Company, or its affiliate ING Investments, LLC manages or oversees the management of $18 billion). The Company is ranked based on assets among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2005. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

AIM V.I. Capital Appreciation Fund (Series I)	ING Pioneer High Yield Portfolio (Initial Class)
AIM V.I. Core Equity Fund (Series I)	ING Pioneer Mid Cap Value Portfolio (Class I)
Calvert Social Balanced Portfolio	ING T. Rowe Price Diversified Mid Cap Growth Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)	(Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING T. Rowe Price Growth Equity Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)	ING Van Kampen Comstock Portfolio (Service Class)
ING American Century Large Company Value Portfolio	ING Van Kampen Equity and Income Portfolio (Initial Class)
(Service Class)	ING Van Kampen Real Estate Portfolio (Class I)
ING American Century Select Portfolio (Initial Class)	ING VP Balanced Portfolio, Inc. (Class I)
ING American Century Small-Mid Cap Value Portfolio	ING VP Growth and Income Portfolio (Class I)
(Service Class) (formerly ING American Century Small Cap	ING VP Growth Portfolio (Class I)
Value Portfolio)	ING VP Index Plus LargeCap Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Service Class)	ING VP Index Plus MidCap Portfolio (Class I)
ING Davis Venture Value Portfolio (Service Class) (formerly	ING VP Index Plus SmallCap Portfolio (Class I)
ING Salomon Brothers Fundamental Value Portfolio)	ING VP Intermediate Bond Portfolio (Class I)
ING FMR^SM Earnings Growth Portfolio (Class I)	ING VP International Equity Portfolio (Class I)
ING Fundamental Research Portfolio (Service Class)	ING VP International Value Portfolio (Class I)
ING Goldman Sachs® Capital Growth Portfolio	ING VP Money Market Portfolio (Class I)
(Service Class)[1]	ING VP Small Company Portfolio (Class I)
ING JPMorgan International Portfolio (Initial Class) (formerly	ING VP Strategic Allocation Conservative Portfolio (Class I)
ING JPMorgan Fleming International Portfolio)	(formerly ING VP Strategic Allocation Income Portfolio)
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING VP Strategic Allocation Growth Portfolio (Class I)
ING Legg Mason Partners Aggressive Growth Portfolio	ING VP Strategic Allocation Moderate Portfolio (Class I)
(Initial Class) (formerly ING Salomon Brothers Aggressive	(formerly ING VP Strategic Allocation Balanced Portfolio)
Growth Portfolio)	ING VP Value Opportunity Portfolio (Class I)
ING Lord Abbett Affiliated Portfolio (Class I)	Lord Abbett Series Fund - Growth and Income Portfolio
ING MFS Capital Opportunities Portfolio (Initial Class)	(Class VC)
ING Neuberger Berman Partners Portfolio (Service Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio
ING OpCap Balanced Value Portfolio (Service Class)	(Class VC)
ING Oppenheimer Global Portfolio (Initial Class)	Pioneer Equity Income VCT Portfolio (Class I)
ING Oppenheimer Strategic Income Portfolio (Initial Class)	Pioneer Fund VCT Portfolio (Class I)
ING PIMCO Total Return Portfolio (Service Class)	Pioneer Mid Cap Value VCT Portfolio (Class I)
ING Pioneer Fund Portfolio (Class I)	

[1] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACT

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the section entitled "Purchase."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2005, 2004, and 2003 amounted to $36,978,063.93, $33,938,738.36 and $32,306,093, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PAYMENTS

Your variable income payments will fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected subaccount(s). The first income payment and subsequent income payments also vary depending upon the assumed annual net return rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income payment, but subsequent income payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

A fixed number of annuity units is determined in each of the designated subaccounts on the contract effective date. The number of annuity units, which generally does not change thereafter, is calculated by dividing (a) by (b), where (a) is the amount of the income payment as if the payment was calculated as of the contract effective date, and (b) is the annuity unit value for that investment option on the contract effective date. The first payment will be calculated as of the tenth valuation before the payment due date, which depends upon the payment frequency you have selected. As noted above, annuity unit values fluctuate from one valuation to the next (see "Calculating Variable Income Payments" in the prospectus); such fluctuations reflect changes in the net investment factor for the applicable subaccount(s) (with a ten valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed annual net return rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for each subaccount selected.

EXAMPLE:
Assume that you purchase a single premium immediate annuity contract with a $50,000 premium. The payment option that you select has a payment factor of $6.68 per $1,000 of value applied. Also assume that no premium tax charge is payable.

If a payment was determined as of the contract effective date, that payment would be calculated by multiplying $6.68 per $1,000 by 50.000. This would produce an initial payment of $334.00.

Assume that the value of the annuity unit on the contract effective date is 13.400000. The payment calculated as of the contract effective date is divided by the annuity unit value to determine the number of annuity units (that is, $334.00/13.400000 = 24.925 annuity units). The number of annuity units will generally remain constant over the term of your contract as determined by the income payment option you select. The value of each payment will be determined on the tenth valuation before the payment due date by multiplying the number of annuity units by that date's annuity unit value.

Payments will subsequently fluctuate depending upon the net investment performance that occurs between payment valuation dates less a factor that represents the assumed annual net return rate. This offsets the assumed annual net return rate built into the number of annuity units determined above.

Annuity unit values are calculated on a daily basis by multiplying the annuity unit value by the daily net return factor and by a factor to reflect the daily assumed annual net return rate. The factor for a 3.5% assumed annual net return rate is 0.9999058 and for 5.0% is 0.9998663. The new payment is calculated by multiplying the number of annuity units by the new annuity unit value.

SALES MATERIAL AND ADVERTISING

We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain time periods based on the historical net asset values of the funds. We may also advertise returns based on other fee schedules that apply to a particular contract holder. These fee schedules may result in higher returns than those shown.

We may also include hypothetical illustrations in our sales literature that explain the mathematical principles of compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and savings or investment products such as personal savings accounts and certificates of deposit.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may categorize funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials, information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account C
Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Financial Statements
Year ended December 31, 2005

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Sector Funds:
  AIM Health Sciences Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein VPSF Growth and Income Portfolio Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value Fund - Class A
American Century Quantitative Equity Funds:
  American Century Income & Growth Fund - Advisor Class
American Funds®:
  American Balanced Fund® - Class R-3
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Funds Investment Trust:
  Baron Asset Fund
  Baron Growth Fund
Calvert Variable Series, Inc:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund:
  Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
  Hibernia Mid Cap Equity Fund - Class A
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Equity Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
ING Mutual Funds:
  ING International Fund - Class Q
  ING International SmallCap Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fundamental Research Portfolio - Service Class
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class
  ING JPMorgan Fleming International Portfolio - Initial Class
  ING JPMorgan Fleming International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Service Class
  ING Salomon Brothers Large Cap Growth
    Portfolio - Initial Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Emerging Markets Fund:
  ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Adviser Series:
  Janus Adviser Series Balanced Fund - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Capital Appreciation Portfolio - Service Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth
    Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth
    Portfolio - Institutional Shares
Janus Twenty Fund:
  Janus Twenty Fund
Legg Mason Value Trust, Inc.:
  Legg Mason Value Trust, Inc. - Primary Class
Lord Abbett Affiliated Fund, Inc.:
  Lord Abbett Affiliated Fund - Class A
Lord Abbett MidCap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust^{SM}:
  MFS® Total Return Series - Initial Class

Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
New Perspective Fund®, Inc.:
  New Perspective Fund® - Class R-3
  New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund®, Inc.:
  Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Admin Class
Pioneer Fund:
  Pioneer Fund - Class A
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer Fund VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio - Class I

Scudder Equity 500 Index Fund:
  Scudder Equity 500 Index Fund - Investment
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
  Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
The UBS Funds:
  UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM,] Inc.:
  Washington Mutual Investors Fund[SM] - Class R-3
  Washington Mutual Investors Fund[SM] - Class R-4

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds					
at fair value	$ 188	$ 8	$ 68	$ 19,375	$ 31,784
Total assets	188	8	68	19,375	31,784
Liabilities					
Payable to related parties	-	-	-	1	1
Total liabilities	-	-	-	1	1
Net assets	$ 188	$ 8	$ 68	$ 19,374	$ 31,783
Net assets					
Accumulation units	$ 188	$ 8	$ 68	$ 19,374	$ 31,771
Contracts in payout (annuitization)	-	-	-	-	12
Total net assets	$ 188	$ 8	$ 68	$ 19,374	$ 31,783
Total number of mutual fund shares	6,592	280	2,243	785,031	1,355,387
Cost of mutual fund shares	$ 190	$ 8	$ 66	$ 16,059	$ 29,989

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Growth Fund - Series I Shares		AIM V.I. Premier Equity Fund - Series I Shares		AllianceBernstein Growth and Income Fund - Class A		AllianceBernstein VPSF Growth and Income Portfolio Class A		Allianz NFJ Small-Cap Value Fund - Class A	
Assets										
Investments in mutual funds										
at fair value	$	16,624	$	16,972	$	42	$	260	$	398
Total assets		16,624		16,972		42		260		398
Liabilities										
Payable to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	16,624	$	16,972	$	42	$	260	$	398
Net assets										
Accumulation units	$	16,624	$	16,968	$	42	$	260	$	398
Contracts in payout (annuitization)		-		4		-		-		-
Total net assets	$	16,624	$	16,972	$	42	$	260	$	398
Total number of mutual fund shares		963,703		760,387		10,843		10,434		13,786
Cost of mutual fund shares	$	13,988	$	15,782	$	39	$	251	$	401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	American Century Income & Growth Fund - Advisor Class	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund	Baron Asset Fund
Assets					
Investments in mutual funds					
at fair value	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Total assets	5,629	3,656	394	537	403
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Net assets					
Accumulation units	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,629	$ 3,656	$ 394	$ 537	$ 403
Total number of mutual fund shares	185,700	205,734	8,443	10,731	7,160
Cost of mutual fund shares	$ 5,331	$ 3,651	$ 389	$ 563	$ 382

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Baron Growth Fund		Calvert Social Balanced Portfolio		EuroPacific Growth Fund® - Class R-3		EuroPacific Growth Fund® - Class R-4		Evergreen Special Values Fund - Class A	
Assets										
Investments in mutual funds										
at fair value	$	1,034	$	66,535	$	1,208	$	61,649	$	75,303
Total assets		1,034		66,535		1,208		61,649		75,303
Liabilities										
Payable to related parties		-		2		-		2		2
Total liabilities		-		2		-		2		2
Net assets	$	1,034	$	66,533	$	1,208	$	61,647	$	75,301
Net assets										
Accumulation units	$	1,034	$	66,533	$	1,208	$	61,647	$	75,301
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,034	$	66,533	$	1,208	$	61,647	$	75,301
Total number of mutual fund shares		22,775		34,243,343		29,747		1,517,335		2,814,019
Cost of mutual fund shares	$	1,010	$	65,813	$	1,053	$	55,140	$	71,401

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® Advisor Mid Cap Fund - Class T		Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class		Fidelity® VIP Contrafund® Portfolio - Initial Class		Fidelity® VIP Equity- Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class
Assets									
Investments in mutual funds									
at fair value	$	591	$	18,647	$	1,008,085	$	401,217	$	329,194
Total assets		591		18,647		1,008,085		401,217		329,194
Liabilities									
Payable to related parties		-		1		28		11		10
Total liabilities		-		1		28		11		10
Net assets	$	591	$	18,646	$	1,008,057	$	401,206	$	329,184
Net assets									
Accumulation units	$	591	$	18,646	$	1,002,269	$	398,255	$	329,128
Contracts in payout (annuitization)		-		-		5,788		2,951		56
Total net assets	$	591	$	18,646	$	1,008,057	$	401,206	$	329,184
Total number of mutual fund shares		24,351		1,239,843		32,487,428		15,740,171		9,768,355
Cost of mutual fund shares	$	568	$	17,980	$	739,931	$	354,781	$	386,476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 6,022	$ 116,618	$ 44,760	$ 667	$ 318
Total assets	6,022	116,618	44,760	667	318
Liabilities					
Payable to related parties	-	3	1	-	-
Total liabilities	-	3	1	-	-
Net assets	$ 6,022	$ 116,615	$ 44,759	$ 667	$ 318
Net assets					
Accumulation units	$ 5,936	$ 116,615	$ 44,759	$ 667	$ 318
Contracts in payout (annuitization)	86	-	-	-	-
Total net assets	$ 6,022	$ 116,615	$ 44,759	$ 667	$ 318
Total number of mutual fund shares	975,998	821,951	2,171,750	25,788	8,419
Cost of mutual fund shares	$ 6,330	$ 108,631	$ 36,351	$ 629	$ 295

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 72,310	$ 125	$ 51	$ 954	$ 712
Total assets	72,310	125	51	954	712
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 72,308	$ 125	$ 51	$ 954	$ 712
Net assets					
Accumulation units	$ 71,421	$ 125	$ 51	$ 954	$ 712
Contracts in payout (annuitization)	887	-	-	-	-
Total net assets	$ 72,308	$ 125	$ 51	$ 954	$ 712
Total number of mutual fund shares	4,306,710	7,218	2,251	62,711	84,550
Cost of mutual fund shares	$ 62,967	$ 127	$ 51	$ 939	$ 722

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 829	$ 629	$ 3,208	$ 14,567	$ 1,096
Total assets	829	629	3,208	14,567	1,096
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Net assets					
Accumulation units	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 829	$ 629	$ 3,208	$ 14,566	$ 1,096
Total number of mutual fund shares	80,458	65,636	316,959	1,443,698	57,611
Cost of mutual fund shares	$ 839	$ 659	$ 3,177	$ 14,505	$ 1,126

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Class S	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Total assets	1,446	4,611	15,902	6,873	282
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Net assets					
Accumulation units	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,446	$ 4,611	$ 15,902	$ 6,873	$ 282
Total number of mutual fund shares	135,246	348,520	1,084,008	468,518	22,528
Cost of mutual fund shares	$ 1,440	$ 4,420	$ 15,490	$ 6,305	$ 281

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,281
Total assets	8,790	1,700	1,159	1,348	41,281
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Net assets					
Accumulation units	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 8,790	$ 1,700	$ 1,159	$ 1,348	$ 41,280
Total number of mutual fund shares	673,084	160,226	73,386	109,044	2,264,464
Cost of mutual fund shares	$ 8,553	$ 1,641	$ 1,118	$ 1,241	$ 40,798

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,164
Total assets	1,191	214	1,418	25,037	19,164
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Net assets					
Accumulation units	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,191	$ 214	$ 1,418	$ 25,037	$ 19,163
Total number of mutual fund shares	106,299	12,244	138,838	2,196,197	762,599
Cost of mutual fund shares	$ 1,207	$ 207	$ 1,410	$ 22,854	$ 18,733

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 54,940	$ 8,388	$ 2	$ 283	$ 4,395
Total assets	54,940	8,388	2	283	4,395
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,395
Net assets					
Accumulation units	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,373
Contracts in payout (annuitization)	-	-	-	-	22
Total net assets	$ 54,938	$ 8,388	$ 2	$ 283	$ 4,395
Total number of mutual fund shares	3,986,906	309,854	213	6,905	309,508
Cost of mutual fund shares	$ 52,128	$ 8,257	$ 2	$ 232	$ 4,167

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 158,151	$ 20	$ 31,598	$ 79,171	$ 7,330
Total assets	158,151	20	31,598	79,171	7,330
Liabilities					
Payable to related parties	5	-	1	2	-
Total liabilities	5	-	1	2	-
Net assets	$ 158,146	$ 20	$ 31,597	$ 79,169	$ 7,330
Net assets					
Accumulation units	$ 157,836	$ 20	$ 31,245	$ 78,843	$ 7,279
Contracts in payout (annuitization)	310	-	352	326	51
Total net assets	$ 158,146	$ 20	$ 31,597	$ 79,169	$ 7,330
Total number of mutual fund shares	16,753,257	2,192	2,691,481	4,929,716	392,183
Cost of mutual fund shares	$ 146,579	$ 19	$ 31,451	$ 67,812	$ 6,564

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,536	$ 2,001	$ 139,809	$ 3	$ 24,334
Total assets	1,536	2,001	139,809	3	24,334
Liabilities					
Payable to related parties	-	-	4	-	1
Total liabilities	-	-	4	-	1
Net assets	$ 1,536	$ 2,001	$ 139,805	$ 3	$ 24,333
Net assets					
Accumulation units	$ 1,536	$ 1,928	$ 138,637	$ 3	$ 24,011
Contracts in payout (annuitization)	-	73	1,168	-	322
Total net assets	$ 1,536	$ 2,001	$ 139,805	$ 3	$ 24,333
Total number of mutual fund shares	168,839	174,901	10,410,223	238	1,740,636
Cost of mutual fund shares	$ 1,381	$ 1,849	$ 105,684	$ 3	$ 24,032

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 118,728	$ 16,574	$ 881,762	$ 20	$ 116,353
Total assets	118,728	16,574	881,762	20	116,353
Liabilities					
Payable to related parties	3	1	25	-	3
Total liabilities	3	1	25	-	3
Net assets	$ 118,725	$ 16,573	$ 881,737	$ 20	$ 116,350
Net assets					
Accumulation units	$ 118,487	$ 16,322	$ 879,914	$ 20	$ 114,845
Contracts in payout (annuitization)	238	251	1,823	-	1,505
Total net assets	$ 118,725	$ 16,573	$ 881,737	$ 20	$ 116,350
Total number of mutual fund shares	4,333,125	1,206,235	62,227,382	1,410	11,635,308
Cost of mutual fund shares	$ 148,411	$ 15,214	$ 753,631	$ 19	$ 116,695

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 54,955	$ 213,931	$ 36	$ 4,113	$ 440
Total assets	54,955	213,931	36	4,113	440
Liabilities					
Payable to related parties	2	6	-	-	-
Total liabilities	2	6	-	-	-
Net assets	$ 54,953	$ 213,925	$ 36	$ 4,113	$ 440
Net assets					
Accumulation units	$ 54,596	$ 213,832	$ 36	$ 4,113	$ 440
Contracts in payout (annuitization)	357	93	-	-	-
Total net assets	$ 54,953	$ 213,925	$ 36	$ 4,113	$ 440
Total number of mutual fund shares	5,055,660	4,805,285	823	352,735	40,937
Cost of mutual fund shares	$ 54,840	$ 240,751	$ 33	$ 3,954	$ 438

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Total assets	1,980	266	1,918	440	1,176
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Net assets					
Accumulation units	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,980	$ 266	$ 1,918	$ 440	$ 1,176
Total number of mutual fund shares	183,857	24,220	174,367	39,495	105,352
Cost of mutual fund shares	$ 1,932	$ 264	$ 1,863	$ 434	$ 1,141

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 256	$ 586	$ 40	$ 341	$ 429,434
Total assets	256	586	40	341	429,434
Liabilities					
Payable to related parties	-	-	-	-	12
Total liabilities	-	-	-	-	12
Net assets	$ 256	$ 586	$ 40	$ 341	$ 429,422
Net assets					
Accumulation units	$ 256	$ 586	$ 40	$ 341	$ 429,333
Contracts in payout (annuitization)	-	-	-	-	89
Total net assets	$ 256	$ 586	$ 40	$ 341	$ 429,422
Total number of mutual fund shares	22,535	51,518	3,884	32,824	49,645,554
Cost of mutual fund shares	$ 255	$ 571	$ 40	$ 336	$ 371,118

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 230	$ 282,049	$ 446	$ 134,494	$ 98,139
Total assets	230	282,049	446	134,494	98,139
Liabilities					
Payable to related parties	-	8	-	4	3
Total liabilities	-	8	-	4	3
Net assets	$ 230	$ 282,041	$ 446	$ 134,490	$ 98,136
Net assets					
Accumulation units	$ 230	$ 281,193	$ 446	$ 132,916	$ 96,326
Contracts in payout (annuitization)	-	848	-	1,574	1,810
Total net assets	$ 230	$ 282,041	$ 446	$ 134,490	$ 98,136
Total number of mutual fund shares	26,900	5,360,106	8,558	14,461,764	8,070,678
Cost of mutual fund shares	$ 213	$ 260,474	$ 416	$ 144,793	$ 90,442

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 344,739	$ 13	$ 73,685	$ 81,187	$ 39,167
Total assets	344,739	13	73,685	81,187	39,167
Liabilities					
Payable to related parties	10	-	2	2	1
Total liabilities	10	-	2	2	1
Net assets	$ 344,729	$ 13	$ 73,683	$ 81,185	$ 39,166
Net assets					
Accumulation units	$ 343,438	$ 13	$ 73,194	$ 80,803	$ 38,387
Contracts in payout (annuitization)	1,291	-	489	382	779
Total net assets	$ 344,729	$ 13	$ 73,683	$ 81,185	$ 39,166
Total number of mutual fund shares	9,552,203	365	5,134,874	5,244,661	2,951,575
Cost of mutual fund shares	$ 315,160	$ 13	$ 67,091	$ 72,699	$ 36,760

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 1,975,315	$ 1,438	$ 11,168	$ 37,122	$ 645
Total assets	1,975,315	1,438	11,168	37,122	645
Liabilities					
Payable to related parties	60	-	-	1	-
Total liabilities	60	-	-	1	-
Net assets	$ 1,975,255	$ 1,438	$ 11,168	$ 37,121	$ 645
Net assets					
Accumulation units	$ 1,822,784	$ 1,438	$ 11,168	$ 37,121	$ 645
Contracts in payout (annuitization)	152,471	-	-	-	-
Total net assets	$ 1,975,255	$ 1,438	$ 11,168	$ 37,121	$ 645
Total number of mutual fund shares	95,379,763	142,519	1,115,661	3,715,958	61,093
Cost of mutual fund shares	$ 2,648,394	$ 1,426	$ 11,160	$ 37,168	$ 612

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Assets					
Investments in mutual funds					
at fair value	$ 4,616	$ 3,939	$ 1,556	$ 220	$ 107
Total assets	4,616	3,939	1,556	220	107
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 4,616	$ 3,939	$ 1,556	$ 220	$ 107
Net assets					
Accumulation units	$ 4,616	$ 3,939	$ 1,556	$ 220	$ 107
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,616	$ 3,939	$ 1,556	$ 220	$ 107
Total number of mutual fund shares	445,991	385,049	152,140	21,908	10,718
Cost of mutual fund shares	$ 4,452	$ 3,853	$ 1,521	$ 219	$ 107

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 80	$ 40,553	$ 78,902	$ 532,148	$ 416,476
Total assets	80	40,553	78,902	532,148	416,476
Liabilities					
Payable to related parties	-	1	2	15	11
Total liabilities	-	1	2	15	11
Net assets	$ 80	$ 40,552	$ 78,900	$ 532,133	$ 416,465
Net assets					
Accumulation units	$ 80	$ 40,552	$ 78,691	$ 527,190	$ 415,437
Contracts in payout (annuitization)	-	-	209	4,943	1,028
Total net assets	$ 80	$ 40,552	$ 78,900	$ 532,133	$ 416,465
Total number of mutual fund shares	7,988	9,497,304	7,601,385	34,510,240	22,283,385
Cost of mutual fund shares	$ 80	$ 35,415	$ 89,288	$ 532,342	$ 331,472

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 182,251	$ 16,979	$ 158,733	$ 97,983	$ 790
Total assets	182,251	16,979	158,733	97,983	790
Liabilities					
Payable to related parties	5	-	4	3	-
Total liabilities	5	-	4	3	-
Net assets	$ 182,246	$ 16,979	$ 158,729	$ 97,980	$ 790
Net assets					
Accumulation units	$ 181,151	$ 16,302	$ 158,122	$ 97,980	$ 790
Contracts in payout (annuitization)	1,095	677	607	-	-
Total net assets	$ 182,246	$ 16,979	$ 158,729	$ 97,980	$ 790
Total number of mutual fund shares	10,926,321	1,679,393	7,331,792	7,074,556	68,297
Cost of mutual fund shares	$ 145,182	$ 14,589	$ 112,159	$ 85,801	$ 768

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 78,446	$ 5,277	$ 47,194	$ 9,331	$ 637,473
Total assets	78,446	5,277	47,194	9,331	637,473
Liabilities					
Payable to related parties	2	-	1	-	19
Total liabilities	2	-	1	-	19
Net assets	$ 78,444	$ 5,277	$ 47,193	$ 9,331	$ 637,454
Net assets					
Accumulation units	$ 77,649	$ 5,277	$ 47,193	$ 9,331	$ 610,159
Contracts in payout (annuitization)	795	-	-	-	27,295
Total net assets	$ 78,444	$ 5,277	$ 47,193	$ 9,331	$ 637,454
Total number of mutual fund shares	6,162,326	697,119	3,154,708	526,001	46,735,588
Cost of mutual fund shares	$ 70,870	$ 4,517	$ 41,235	$ 8,421	$ 658,614

The accompanying notes are an integral part of these financial statements.


ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)


	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Adviser Series Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 405,030	$ 210,716	$ 57,782	$ 1	$ 508
Total assets	405,030	210,716	57,782	1	508
Liabilities					
Payable to related parties	12	5	2	-	-
Total liabilities	12	5	2	-	-
Net assets	$ 405,018	$ 210,711	$ 57,780	$ 1	$ 508
Net assets					
Accumulation units	$ 398,146	$ 210,083	$ 57,780	$ 1	$ 508
Contracts in payout (annuitization)	6,872	628	-	-	-
Total net assets	$ 405,018	$ 210,711	$ 57,780	$ 1	$ 508
Total number of mutual fund shares	31,228,220	15,999,238	2,417,647	22	19,743
Cost of mutual fund shares	$ 421,217	$ 206,571	$ 47,652	$ 1	$ 480


The accompanying notes are an integral part of these financial statements.


Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Legg Mason Value Trust, Inc. - Primary Class
Assets					
Investments in mutual funds					
at fair value	$ 146	$ 185	$ 489	$ 381	$ 1,329
Total assets	146	185	489	381	1,329
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 146	$ 185	$ 489	$ 381	$ 1,329
Net assets					
Accumulation units	$ 146	$ 185	$ 489	$ 381	$ 1,329
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 146	$ 185	$ 489	$ 381	$ 1,329
Total number of mutual fund shares	12,829	8,860	16,844	13,643	19,342
Cost of mutual fund shares	$ 153	$ 173	$ 433	$ 365	$ 1,179

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Assets					
Investments in mutual funds					
at fair value	$ 747	$ 818	$ 980	$ 122,786	$ 147,313
Total assets	747	818	980	122,786	147,313
Liabilities					
Payable to related parties	-	-	-	4	4
Total liabilities	-	-	-	4	4
Net assets	$ 747	$ 818	$ 980	$ 122,782	$ 147,309
Net assets					
Accumulation units	$ 747	$ 818	$ 980	$ 121,536	$ 146,228
Contracts in payout (annuitization)	-	-	-	1,246	1,081
Total net assets	$ 747	$ 818	$ 980	$ 122,782	$ 147,309
Total number of mutual fund shares	53,144	36,515	34,559	4,693,649	6,984,987
Cost of mutual fund shares	$ 760	$ 814	$ 957	$ 112,608	$ 131,389

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 421	$ 82,749	$ 486	$ 22,033	$ 316
Total assets	421	82,749	486	22,033	316
Liabilities					
Payable to related parties	-	2	-	-	-
Total liabilities	-	2	-	-	-
Net assets	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Net assets					
Accumulation units	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 421	$ 82,747	$ 486	$ 22,033	$ 316
Total number of mutual fund shares	32,776	3,999,478	17,155	774,187	7,366
Cost of mutual fund shares	$ 391	$ 75,638	$ 458	$ 20,737	$ 289

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 115,471	$ 50	$ 22	$ 3	$ 711
Total assets	115,471	50	22	3	711
Liabilities					
Payable to related parties	3	-	-	-	-
Total liabilities	3	-	-	-	-
Net assets	$ 115,468	$ 50	$ 22	$ 3	$ 711
Net assets					
Accumulation units	$ 115,468	$ 50	$ 22	$ -	$ 711
Contracts in payout (annuitization)	-	-	-	3	-
Total net assets	$ 115,468	$ 50	$ 22	$ 3	$ 711
Total number of mutual fund shares	3,178,399	755	585	52	21,306
Cost of mutual fund shares	$ 90,872	$ 48	$ 20	$ 2	$ 626

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Admin Class
Assets					
Investments in mutual funds					
at fair value	$ 41	$ 1,052	$ 154	$ 54,354	$ 22,844
Total assets	41	1,052	154	54,354	22,844
Liabilities					
Payable to related parties	-	-	-	1	1
Total liabilities	-	-	-	1	1
Net assets	$ 41	$ 1,052	$ 154	$ 54,353	$ 22,843
Net assets					
Accumulation units	$ -	$ 1,052	$ 154	$ 54,353	$ 22,843
Contracts in payout (annuitization)	41	-	-	-	-
Total net assets	$ 41	$ 1,052	$ 154	$ 54,353	$ 22,843
Total number of mutual fund shares	1,864	61,212	30,040	2,298,278	1,800,122
Cost of mutual fund shares	$ 34	$ 1,002	$ 149	$ 52,142	$ 23,321

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 25	$ 742	$ 69,928	$ 4,548	$ 6,949
Total assets	25	742	69,928	4,548	6,949
Liabilities					
Payable to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 25	$ 742	$ 69,926	$ 4,548	$ 6,949
Net assets					
Accumulation units	$ 25	$ 742	$ 67,900	$ 4,385	$ 6,949
Contracts in payout (annuitization)	-	-	2,026	163	-
Total net assets	$ 25	$ 742	$ 69,926	$ 4,548	$ 6,949
Total number of mutual fund shares	563	69,076	3,290,718	211,040	638,695
Cost of mutual fund shares	$ 24	$ 785	$ 65,699	$ 4,180	$ 7,214

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A
Assets					
Investments in mutual funds					
at fair value	$ 77,470	$ 66	$ 775	$ 637	$ 371
Total assets	77,470	66	775	637	371
Liabilities					
Payable to related parties	2	-	-	-	-
Total liabilities	2	-	-	-	-
Net assets	$ 77,468	$ 66	$ 775	$ 637	$ 371
Net assets					
Accumulation units	$ 76,472	$ 66	$ 775	$ 637	$ 371
Contracts in payout (annuitization)	996	-	-	-	-
Total net assets	$ 77,468	$ 66	$ 775	$ 637	$ 371
Total number of mutual fund shares	3,098,807	475	33,481	50,263	16,179
Cost of mutual fund shares	$ 71,541	$ 65	$ 744	$ 588	$ 368

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 15,341	$ 3,894	$ 145,134	$ 295	$ 73
Total assets	15,341	3,894	145,134	295	73
Liabilities					
Payable to related parties	-	-	4	-	-
Total liabilities	-	-	4	-	-
Net assets	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Net assets					
Accumulation units	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,341	$ 3,894	$ 145,130	$ 295	$ 73
Total number of mutual fund shares	1,487,993	127,674	4,730,558	16,347	5,253
Cost of mutual fund shares	$ 15,894	$ 3,486	$ 127,467	$ 299	$ 66

The accompanying notes are an integral part of these financial statements.

38

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select	Wanger U.S. Smaller Companies
Assets					
Investments in mutual funds					
at fair value	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Total assets	63	240	-	6,985	9,257
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Net assets					
Accumulation units	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 63	$ 240	$ -	$ 6,985	$ 9,257
Total number of mutual fund shares	4,369	12,884	12	308,263	265,248
Cost of mutual fund shares	$ 61	$ 231	$ -	$ 6,467	$ 8,394

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Assets		
Investments in mutual funds		
at fair value	$ 2,177	$ 66,273
Total assets	2,177	66,273
Liabilities		
Payable to related parties	-	2
Total liabilities	-	2
Net assets	$ 2,177	$ 66,271
Net assets		
Accumulation units	$ 2,177	$ 66,271
Contracts in payout (annuitization)	-	-
Total net assets	$ 2,177	$ 66,271
Total number of mutual fund shares	70,897	2,153,830
Cost of mutual fund shares	$ 2,126	$ 64,563

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM Health Sciences Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ -	$ -	$ 12
Total investment income	-	1	-	-	12
Expenses:					
Mortality, expense risk and					
other charges	1	-	-	-	203
Total expenses	1	-	-	-	203
Net investment income (loss)	(1)	1	-	-	(191)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	-	-	3	(1,951)
Capital gains distributions	14	-	2	1	-
Total realized gain (loss) on investments					
and capital gains distributions	18	-	2	4	(1,951)
Net unrealized appreciation					
(depreciation) of investments	(5)	-	2	(2)	3,517
Net increase (decrease) in net assets					
resulting from operations	$ 12	$ 1	$ 4	$ 2	$ 1,375

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein VPSF Growth and Income Portfolio Class A
Net investment income (loss)					
Income:					
Dividends	$ 475	$ -	$ 142	$ -	$ 2
Total investment income	475	-	142	-	2
Expenses:					
Mortality, expense risk and					
other charges	369	176	181	-	2
Total expenses	369	176	181	-	2
Net investment income (loss)	106	(176)	(39)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,357)	(1,484)	(1,001)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,357)	(1,484)	(1,001)	-	-
Net unrealized appreciation					
(depreciation) of investments	4,504	2,612	1,796	1	7
Net increase (decrease) in net assets					
resulting from operations	$ 1,253	$ 952	$ 756	$ 1	$ 7

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	American Century Income & Growth Fund - Advisor Class	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 89	$ 51	$ 1	$ 2
Total investment income	7	89	51	1	2
Expenses:					
Mortality, expense risk and					
other charges	3	52	22	3	4
Total expenses	3	52	22	3	4
Net investment income (loss)	4	37	29	(2)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	204	1	1	2
Capital gains distributions	30	216	67	17	27
Total realized gain (loss) on investments					
and capital gains distributions	32	420	68	18	29
Net unrealized appreciation					
(depreciation) of investments	(7)	(252)	(23)	(7)	(34)
Net increase (decrease) in net assets					
resulting from operations	$ 29	$ 205	$ 74	$ 9	$ (7)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Baron Asset Fund	Baron Growth Fund	Calvert Social Balanced Portfolio	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,176	$ 17	$ 1,025
Total investment income	-	-	1,176	17	1,025
Expenses:					
Mortality, expense risk and					
other charges	2	7	664	5	359
Total expenses	2	7	664	5	359
Net investment income (loss)	(2)	(7)	512	12	666
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	23	(975)	5	483
Capital gains distributions	16	45	-	37	1,891
Total realized gain (loss) on investments					
and capital gains distributions	18	68	(975)	42	2,374
Net unrealized appreciation					
(depreciation) of investments	13	(18)	3,313	102	5,136
Net increase (decrease) in net assets					
resulting from operations	$ 29	$ 43	$ 2,850	$ 156	$ 8,176

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 570	$ -	$ 523	$ 2,274	$ 6,491
Total investment income	570	-	523	2,274	6,491
Expenses:					
Mortality, expense risk and					
other charges	638	3	192	8,724	4,075
Total expenses	638	3	192	8,724	4,075
Net investment income (loss)	(68)	(3)	331	(6,450)	2,416
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	823	1	(597)	9,292	(175)
Capital gains distributions	7,934	63	7	142	14,264
Total realized gain (loss) on investments					
and capital gains distributions	8,757	64	(590)	9,434	14,089
Net unrealized appreciation					
(depreciation) of investments	(2,951)	(20)	791	127,918	1,612
Net increase (decrease) in net assets					
resulting from operations	$ 5,738	$ 41	$ 532	$ 130,902	$ 18,117

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R
Net investment income (loss)					
Income:					
Dividends	$ 1,784	$ 813	$ 2,010	$ 280	$ 6
Total investment income	1,784	813	2,010	280	6
Expenses:					
Mortality, expense risk and					
other charges	3,563	59	1,156	423	3
Total expenses	3,563	59	1,156	423	3
Net investment income (loss)	(1,779)	754	854	(143)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(23,603)	(127)	(1,956)	2,955	2
Capital gains distributions	-	-	-	219	32
Total realized gain (loss) on investments					
and capital gains distributions	(23,603)	(127)	(1,956)	3,174	34
Net unrealized appreciation					
(depreciation) of investments	38,951	(526)	5,330	3,773	19
Net increase (decrease) in net assets					
resulting from operations	$ 13,569	$ 101	$ 4,228	$ 6,804	$ 56

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 475	$ -	$ -	$ 25
Total investment income	-	475	-	-	25
Expenses:					
Mortality, expense risk and					
other charges	2	665	1	-	6
Total expenses	2	665	1	-	6
Net investment income (loss)	(2)	(190)	(1)	-	19
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	2,455	105	-	15
Capital gains distributions	-	384	5	4	64
Total realized gain (loss) on investments					
and capital gains distributions	7	2,839	110	4	79
Net unrealized appreciation					
(depreciation) of investments	14	2,169	(3)	-	(3)
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 4,818	$ 106	$ 4	$ 95

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net investment income (loss)					
Income:					
Dividends	$ 25	$ 27	$ 657	$ 35	$ 25
Total investment income	25	27	657	35	25
Expenses:					
Mortality, expense risk and					
other charges	4	5	37	5	4
Total expenses	4	5	37	5	4
Net investment income (loss)	21	22	620	30	21
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	(1)	(1,120)	(55)	(35)
Capital gains distributions	-	3	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3)	2	(1,120)	(55)	(35)
Net unrealized appreciation					
(depreciation) of investments	(9)	(10)	501	25	15
Net increase (decrease) in net assets					
resulting from operations	$ 9	$ 14	$ 1	$ -	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 95	$ 24	$ 135	$ 504	$ -
Total investment income	95	24	135	504	-
Expenses:					
Mortality, expense risk and					
other charges	15	8	43	257	1
Total expenses	15	8	43	257	1
Net investment income (loss)	80	16	92	247	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(101)	(3)	17	148	18
Capital gains distributions	-	-	-	573	-
Total realized gain (loss) on investments					
and capital gains distributions	(101)	(3)	17	721	18
Net unrealized appreciation					
(depreciation) of investments	33	(6)	(100)	(928)	(30)
Net increase (decrease) in net assets					
resulting from operations	$ 12	$ 7	$ 9	$ 40	$ (13)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Class S	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	4	12	13	20	1
Total expenses	4	12	13	20	1
Net investment income (loss)	(4)	(12)	(13)	(20)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	7	25	19	158	(1)
Capital gains distributions	44	2	-	-	1
Total realized gain (loss) on investments					
and capital gains distributions	51	27	19	158	-
Net unrealized appreciation					
(depreciation) of investments	6	191	412	568	1
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 206	$ 418	$ 706	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ 1	$ 912
Total investment income	3	-	-	1	912
Expenses:					
Mortality, expense risk and					
other charges	52	4	4	3	432
Total expenses	52	4	4	3	432
Net investment income (loss)	(49)	(4)	(4)	(2)	480
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	134	1	1	11	428
Capital gains distributions	586	-	-	15	1,444
Total realized gain (loss) on investments					
and capital gains distributions	720	1	1	26	1,872
Net unrealized appreciation					
(depreciation) of investments	138	59	41	107	(1,538)
Net increase (decrease) in net assets					
resulting from operations	$ 809	$ 56	$ 38	$ 131	$ 814

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ 36	$ -	$ 9
Total investment income	8	-	36	-	9
Expenses:					
Mortality, expense risk and					
other charges	4	1	6	1	50
Total expenses	4	1	6	1	50
Net investment income (loss)	4	(1)	30	(1)	(41)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	-	(13)	100	-
Capital gains distributions	23	-	-	-	24
Total realized gain (loss) on investments					
and capital gains distributions	31	-	(13)	100	24
Net unrealized appreciation					
(depreciation) of investments	(16)	7	8	2,183	431
Net increase (decrease) in net assets					
resulting from operations	$ 19	$ 6	$ 25	$ 2,282	$ 414

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A	ING American Century Large Company Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 545	$ 1	$ -	$ 2	$ 50
Total investment income	545	1	-	2	50
Expenses:					
Mortality, expense risk and					
other charges	476	15	-	1	55
Total expenses	476	15	-	1	55
Net investment income (loss)	69	(14)	-	1	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	272	-	-	2	323
Capital gains distributions	1,113	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,385	-	-	2	323
Net unrealized appreciation					
(depreciation) of investments	194	131	-	51	(343)
Net increase (decrease) in net assets					
resulting from operations	$ 1,648	$ 117	$ -	$ 54	$ (25)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 54	$ -	$ -
Total investment income	-	-	54	-	-
Expenses:					
Mortality, expense risk and					
other charges	1,225	6	290	748	92
Total expenses	1,225	6	290	748	92
Net investment income (loss)	(1,225)	(6)	(236)	(748)	(92)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,352	(35)	518	3,613	624
Capital gains distributions	-	-	3,415	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,352	(35)	3,933	3,613	624
Net unrealized appreciation					
(depreciation) of investments	11,572	(94)	(1,715)	1,571	(399)
Net increase (decrease) in net assets					
resulting from operations	$ 11,699	$ (135)	$ 1,982	$ 4,436	$ 133

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 16	$ 5	$ 1,009	$ -	$ 66
Total investment income	16	5	1,009	-	66
Expenses:					
Mortality, expense risk and					
other charges	17	18	1,368	-	225
Total expenses	17	18	1,368	-	225
Net investment income (loss)	(1)	(13)	(359)	-	(159)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	45	65	10,588	-	1,072
Capital gains distributions	-	-	-	-	1,710
Total realized gain (loss) on investments					
and capital gains distributions	45	65	10,588	-	2,782
Net unrealized appreciation					
(depreciation) of investments	24	(22)	1,368	-	(1,107)
Net increase (decrease) in net assets					
resulting from operations	$ 68	$ 30	$ 11,597	$ -	$ 1,516

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Capital Opportunities Portfolio - Initial Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,022	$ 71	$ 7,246	$ -	$ 2,619
Total investment income	1,022	71	7,246	-	2,619
Expenses:					
Mortality, expense risk and					
other charges	1,313	207	6,086	9	825
Total expenses	1,313	207	6,086	9	825
Net investment income (loss)	(291)	(136)	1,160	(9)	1,794
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(34,798)	803	5,261	37	184
Capital gains distributions	-	-	15,050	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(34,798)	803	20,311	37	184
Net unrealized appreciation					
(depreciation) of investments	35,110	(448)	128,131	(208)	(342)
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ 219	$ 149,602	$ (180)	$ 1,636

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	ING Solution 2015 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 827	$ -	$ -	$ -	$ -
Total investment income	827	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	537	2,171	-	29	-
Total expenses	537	2,171	-	29	-
Net investment income (loss)	290	(2,171)	-	(29)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	233	(5,877)	-	26	-
Capital gains distributions	621	-	-	371	-
Total realized gain (loss) on investments					
and capital gains distributions	854	(5,877)	-	397	-
Net unrealized appreciation					
(depreciation) of investments	(680)	27,528	3	159	2
Net increase (decrease) in net assets					
resulting from operations	$ 464	$ 19,480	$ 3	$ 527	$ 2

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	6	-	7	1	3
Total expenses	6	-	7	1	3
Net investment income (loss)	(6)	-	(7)	(1)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4	-	1	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4	-	1	-	-
Net unrealized appreciation					
(depreciation) of investments	48	2	55	6	35
Net increase (decrease) in net assets					
resulting from operations	$ 46	$ 2	$ 49	$ 5	$ 32

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	2	-	2	3,119
Total expenses	-	2	-	2	3,119
Net investment income (loss)	-	(2)	-	(2)	(3,119)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	13	-	-	2,916
Capital gains distributions	-	-	-	-	7,342
Total realized gain (loss) on investments and capital gains distributions	-	13	-	-	10,258
Net unrealized appreciation (depreciation) of investments	1	15	-	6	58,316
Net increase (decrease) in net assets resulting from operations	$ 1	$ 26	$ -	$ 4	$ 65,455

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,375	$ 2	$ 1,169	$ 511
Total investment income	-	1,375	2	1,169	511
Expenses:					
Mortality, expense risk and					
other charges	30	2,893	2	1,418	912
Total expenses	30	2,893	2	1,418	912
Net investment income (loss)	(30)	(1,518)	-	(249)	(401)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	5,156	15	(2,729)	2,895
Capital gains distributions	3	-	-	-	3,612
Total realized gain (loss) on investments					
and capital gains distributions	(3)	5,156	15	(2,729)	6,507
Net unrealized appreciation					
(depreciation) of investments	(629)	9,694	10	13,334	(3,185)
Net increase (decrease) in net assets					
resulting from operations	$ (662)	$ 13,332	$ 25	$ 10,356	$ 2,921

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 289	$ -	$ 1,080	$ 962	$ 795
Total investment income	289	-	1,080	962	795
Expenses:					
Mortality, expense risk and					
other charges	2,474	15	747	851	392
Total expenses	2,474	15	747	851	392
Net investment income (loss)	(2,185)	(15)	333	111	403
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	877	105	235	5	637
Capital gains distributions	290	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,167	105	235	5	637
Net unrealized appreciation					
(depreciation) of investments	29,579	(176)	2,067	3,794	41
Net increase (decrease) in net assets					
resulting from operations	$ 28,561	$ (86)	$ 2,635	$ 3,910	$ 1,081

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 20,688	$ 40	$ 397	$ 907	$ 6
Total investment income	20,688	40	397	907	6
Expenses:					
Mortality, expense risk and					
other charges	22,576	23	182	627	11
Total expenses	22,576	23	182	627	11
Net investment income (loss)	(1,888)	17	215	280	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(249,526)	34	106	(32)	2
Capital gains distributions	-	65	323	59	11
Total realized gain (loss) on investments					
and capital gains distributions	(249,526)	99	429	27	13
Net unrealized appreciation					
(depreciation) of investments	382,184	(116)	(771)	(688)	(4)
Net increase (decrease) in net assets					
resulting from operations	$ 130,770	$ -	$ (127)	$ (381)	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 2	$ -	$ -	$ -
Total investment income	20	2	-	-	-
Expenses:					
Mortality, expense risk and					
other charges	89	58	21	2	-
Total expenses	89	58	21	2	-
Net investment income (loss)	(69)	(56)	(21)	(2)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	2	4	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	14	2	4	-	-
Net unrealized appreciation					
(depreciation) of investments	98	83	35	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 43	$ 29	$ 18	$ (1)	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 575	$ 6,668	$ 1,726
Total investment income	-	-	575	6,668	1,726
Expenses:					
Mortality, expense risk and					
other charges	-	370	809	5,574	3,730
Total expenses	-	370	809	5,574	3,730
Net investment income (loss)	-	(370)	(234)	1,094	(2,004)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1,468	(16,707)	(21,391)	4,821
Capital gains distributions	-	-	-	-	26,515
Total realized gain (loss) on investments					
and capital gains distributions	-	1,468	(16,707)	(21,391)	31,336
Net unrealized appreciation					
(depreciation) of investments	-	2,353	22,821	42,006	8,200
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 3,451	$ 5,880	$ 21,709	$ 37,532

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP Financial Services Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 516	$ 144	$ 239	$ 1,848	$ 6
Total investment income	516	144	239	1,848	6
Expenses:					
Mortality, expense risk and					
other charges	1,637	150	1,564	1,014	5
Total expenses	1,637	150	1,564	1,014	5
Net investment income (loss)	(1,121)	(6)	(1,325)	834	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,879	1,630	14,701	(1,227)	35
Capital gains distributions	8,615	-	2,144	-	13
Total realized gain (loss) on investments					
and capital gains distributions	12,494	1,630	16,845	(1,227)	48
Net unrealized appreciation					
(depreciation) of investments	(333)	632	(2,434)	5,789	8
Net increase (decrease) in net assets					
resulting from operations	$ 11,040	$ 2,256	$ 13,086	$ 5,396	$ 57

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,665	$ 22	$ -	$ 1,000	$ -
Total investment income	1,665	22	-	1,000	-
Expenses:					
Mortality, expense risk and					
other charges	666	18	57	397	69
Total expenses	666	18	57	397	69
Net investment income (loss)	999	4	(57)	603	(69)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,365	204	266	1,431	749
Capital gains distributions	4,069	177	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	8,434	381	266	1,431	749
Net unrealized appreciation					
(depreciation) of investments	(3,085)	(262)	237	2,662	(57)
Net increase (decrease) in net assets					
resulting from operations	$ 6,348	$ 123	$ 446	$ 4,696	$ 623

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust
Net investment income (loss)					
Income:					
Dividends	$ 15,561	$ 87	$ 15,384	$ 2,559	$ 15
Total investment income	15,561	87	15,384	2,559	15
Expenses:					
Mortality, expense risk and					
other charges	7,207	107	4,307	2,059	382
Total expenses	7,207	107	4,307	2,059	382
Net investment income (loss)	8,354	(20)	11,077	500	(367)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(19,190)	4,418	2,725	566	4,617
Capital gains distributions	-	-	2,100	-	1,469
Total realized gain (loss) on investments					
and capital gains distributions	(19,190)	4,418	4,825	566	6,086
Net unrealized appreciation					
(depreciation) of investments	30,595	(1,237)	(7,637)	3,319	6,520
Net increase (decrease) in net assets					
resulting from operations	$ 19,759	$ 3,161	$ 8,265	$ 4,385	$ 12,239

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Adviser Series Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Capital Appreciation Portfolio - Service Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 12	$ -	$ 8	$ 1
Total investment income	-	12	-	8	1
Expenses:					
Mortality, expense risk and					
other charges	-	1,005	9	210	555
Total expenses	-	1,005	9	210	555
Net investment income (loss)	-	(993)	(9)	(202)	(554)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(3,844)	583	(1,130)	(95,718)
Capital gains distributions	-	-	-	5	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(3,844)	583	(1,125)	(95,718)
Net unrealized appreciation					
(depreciation) of investments	-	(7,779)	(741)	1,045	83,526
Net increase (decrease) in net assets					
resulting from operations	$ -	$ (12,616)	$ (167)	$ (282)	$ (12,746)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Janus Twenty Fund	Legg Mason Value Trust, Inc. - Primary Class	Lord Abbett Affiliated Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6	$ -	$ -	$ 9
Total investment income	-	6	-	-	9
Expenses:					
Mortality, expense risk and					
other charges	1,301	1,208	2	8	6
Total expenses	1,301	1,208	2	8	6
Net investment income (loss)	(1,301)	(1,202)	(2)	(8)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(337,444)	(188,088)	84	1	6
Capital gains distributions	-	-	-	-	47
Total realized gain (loss) on investments					
and capital gains distributions	(337,444)	(188,088)	84	1	53
Net unrealized appreciation					
(depreciation) of investments	308,520	175,869	(156)	150	(23)
Net increase (decrease) in net assets					
resulting from operations	$ (30,225)	$ (13,421)	$ (74)	$ 143	$ 33

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ 1,177	$ 626	$ -
Total investment income	3	-	1,177	626	-
Expenses:					
Mortality, expense risk and					
other charges	6	7	1,268	1,321	2
Total expenses	6	7	1,268	1,321	2
Net investment income (loss)	(3)	(7)	(91)	(695)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	2	1,947	1,994	5
Capital gains distributions	54	90	7,190	8,557	-
Total realized gain (loss) on investments					
and capital gains distributions	60	92	9,137	10,551	5
Net unrealized appreciation					
(depreciation) of investments	(16)	10	(6,161)	(152)	14
Net increase (decrease) in net assets					
resulting from operations	$ 41	$ 95	$ 2,885	$ 9,704	$ 17

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	MFS® Total Return Series - Initial Class	Moderate Allocation	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 1,567	$ -	$ 5	$ 287	$ 2
Total investment income	1,567	-	5	287	2
Expenses:					
Mortality, expense risk and					
other charges	837	-	2	128	3
Total expenses	837	-	2	128	3
Net investment income (loss)	730	-	3	159	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,300	-	2	285	2
Capital gains distributions	3,072	-	29	1,301	-
Total realized gain (loss) on investments					
and capital gains distributions	4,372	-	31	1,586	2
Net unrealized appreciation					
(depreciation) of investments	(3,639)	(63)	12	512	12
Net increase (decrease) in net assets					
resulting from operations	$ 1,463	$ (63)	$ 46	$ 2,257	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Net investment income (loss)					
Income:					
Dividends	$ 1,328	$ -	$ -	$ -	$ 4,346
Total investment income	1,328	-	-	-	4,346
Expenses:					
Mortality, expense risk and					
other charges	755	-	-	-	1,173
Total expenses	755	-	-	-	1,173
Net investment income (loss)	573	-	-	-	3,173
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,045	-	-	-	64,535
Capital gains distributions	3,268	1	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	7,313	1	-	-	64,535
Net unrealized appreciation					
(depreciation) of investments	19,198	2	1	-	(93,326)
Net increase (decrease) in net assets					
resulting from operations	$ 27,084	$ 3	$ 1	$ -	$ (25,618)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund	PIMCO Real Return Portfolio - Admin Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 2,263	$ 585	$ 517
Total investment income	1	-	2,263	585	517
Expenses:					
Mortality, expense risk and					
other charges	1	3	142	318	191
Total expenses	1	3	142	318	191
Net investment income (loss)	-	(3)	2,121	267	326
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	7	465	477	26
Capital gains distributions	-	-	-	1,184	245
Total realized gain (loss) on investments					
and capital gains distributions	1	7	465	1,661	271
Net unrealized appreciation					
(depreciation) of investments	1	49	(3,306)	952	(419)
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 53	$ (720)	$ 2,880	$ 178

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 28	$ 1,304	$ 49	$ 325
Total investment income	-	28	1,304	49	325
Expenses:					
Mortality, expense risk and					
other charges	-	4	514	37	65
Total expenses	-	4	514	37	65
Net investment income (loss)	-	24	790	12	260
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(1)	771	163	(57)
Capital gains distributions	-	30	-	-	201
Total realized gain (loss) on investments					
and capital gains distributions	-	29	771	163	144
Net unrealized appreciation					
(depreciation) of investments	-	(42)	966	29	(331)
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 11	$ 2,527	$ 204	$ 73

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A
Net investment income (loss)					
Income:					
Dividends	$ 212	$ -	$ 2	$ 10	$ 6
Total investment income	212	-	2	10	6
Expenses:					
Mortality, expense risk and					
other charges	703	-	6	5	2
Total expenses	703	-	6	5	2
Net investment income (loss)	(491)	-	(4)	5	4
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,514	-	5	17	2
Capital gains distributions	4,089	-	38	31	19
Total realized gain (loss) on investments					
and capital gains distributions	6,603	-	43	48	21
Net unrealized appreciation					
(depreciation) of investments	(1,467)	1	4	2	-
Net increase (decrease) in net assets					
resulting from operations	$ 4,645	$ 1	$ 43	$ 55	$ 25

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 593	$ 17	$ 910	$ 7	$ -
Total investment income	593	17	910	7	-
Expenses:					
Mortality, expense risk and					
other charges	143	19	901	2	-
Total expenses	143	19	901	2	-
Net investment income (loss)	450	(2)	9	5	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	19	752	3	-
Capital gains distributions	-	28	1,039	7	3
Total realized gain (loss) on investments					
and capital gains distributions	9	47	1,791	10	3
Net unrealized appreciation					
(depreciation) of investments	(921)	323	14,129	(9)	1
Net increase (decrease) in net assets					
resulting from operations	$ (462)	$ 368	$ 15,929	$ 6	$ 4

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Vanguard® 500 Index Fund - Investor Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger Select
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 5	$ -	$ -
Total investment income	-	-	5	-	-
Expenses:					
Mortality, expense risk and					
other charges	-	-	2	-	46
Total expenses	-	-	2	-	46
Net investment income (loss)	-	-	3	-	(46)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	-	1	-	(7)
Capital gains distributions	-	-	12	-	210
Total realized gain (loss) on investments					
and capital gains distributions	2	-	13	-	203
Net unrealized appreciation					
(depreciation) of investments	5	2	(8)	-	428
Net increase (decrease) in net assets					
resulting from operations	$ 7	$ 2	$ 8	$ -	$ 585

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund^{SM} - Class R-3	Washington Mutual Investors Fund^{SM} - Class R-4
Net investment income (loss)			
Income:			
Dividends	$ -	$ 28	$ 1,066
Total investment income	-	28	1,066
Expenses:			
Mortality, expense risk and			
other charges	54	12	548
Total expenses	54	12	548
Net investment income (loss)	(54)	16	518
Realized and unrealized gain (loss)			
on investments			
Net realized gain (loss) on investments	52	7	82
Capital gains distributions	-	30	900
Total realized gain (loss) on investments			
and capital gains distributions	52	37	982
Net unrealized appreciation			
(depreciation) of investments	627	(2)	248
Net increase (decrease) in net assets			
resulting from operations	$ 625	$ 51	$ 1,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM Health Sciences Fund - Investor Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	13	-	-	-
Net unrealized appreciation (depreciation) during the year	2	-	-	2
Net increase (decrease) in net assets from operations	15	-	-	2
Changes from contract transactions:				
Total unit transactions	181	-	-	19
Net increase (decrease) in assets derived from principal transactions	181	-	-	19
Total increase (decrease) in net assets	196	-	-	21
Net assets at December 31, 2004	196	-	-	21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	1	-	-
Net realized gain (loss) on investments and capital gains distributions	18	-	2	4
Net unrealized appreciation (depreciation) during the year	(5)	-	2	(2)
Net increase (decrease) in net assets from operations	12	1	4	2
Changes from contract transactions:				
Total unit transactions	(20)	7	64	(23)
Net increase (decrease) in assets derived from principal transactions	(20)	7	64	(23)
Total increase (decrease) in net assets	(8)	8	68	(21)
Net assets at December 31, 2005	$ 188	$ 8	$ 68	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	AIM V.I. Growth Fund - Series I Shares	AIM V.I. Premier Equity Fund - Series I Shares
Net assets at January 1, 2004	$ 20,562	$ 42,522	$ 17,055	$ 21,041
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(213)	(65)	(186)	(114)
Net realized gain (loss) on investments and capital gains distributions	(2,335)	(4,988)	(3,438)	(2,219)
Net unrealized appreciation (depreciation) during the year	3,580	7,928	4,751	3,175
Net increase (decrease) in net assets from operations	1,032	2,875	1,127	842
Changes from contract transactions:				
Total unit transactions	(1,070)	(7,084)	(587)	(2,247)
Net increase (decrease) in assets derived from principal transactions	(1,070)	(7,084)	(587)	(2,247)
Total increase (decrease) in net assets	(38)	(4,209)	540	(1,405)
Net assets at December 31, 2004	20,524	38,313	17,595	19,636
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(191)	106	(176)	(39)
Net realized gain (loss) on investments and capital gains distributions	(1,951)	(3,357)	(1,484)	(1,001)
Net unrealized appreciation (depreciation) during the year	3,517	4,504	2,612	1,796
Net increase (decrease) in net assets from operations	1,375	1,253	952	756
Changes from contract transactions:				
Total unit transactions	(2,525)	(7,783)	(1,923)	(3,420)
Net increase (decrease) in assets derived from principal transactions	(2,525)	(7,783)	(1,923)	(3,420)
Total increase (decrease) in net assets	(1,150)	(6,530)	(971)	(2,664)
Net assets at December 31, 2005	$ 19,374	$ 31,783	$ 16,624	$ 16,972

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund - Class A	AllianceBernstein VPSF Growth and Income Portfolio Class A	Allianz NFJ Small-Cap Value Fund - Class A	American Century Income & Growth Fund - Advisor Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ 2,491
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1	31
Net realized gain (loss) on investments and capital gains distributions	-	-	3	156
Net unrealized appreciation (depreciation) during the year	2	2	5	212
Net increase (decrease) in net assets from operations	2	2	9	399
Changes from contract transactions:				
Total unit transactions	20	48	44	1,499
Net increase (decrease) in assets derived from principal transactions	20	48	44	1,499
Total increase (decrease) in net assets	22	50	53	1,898
Net assets at December 31, 2004	22	50	53	4,389
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	4	37
Net realized gain (loss) on investments and capital gains distributions	-	-	32	420
Net unrealized appreciation (depreciation) during the year	1	7	(7)	(252)
Net increase (decrease) in net assets from operations	1	7	29	205
Changes from contract transactions:				
Total unit transactions	19	203	316	1,035
Net increase (decrease) in assets derived from principal transactions	19	203	316	1,035
Total increase (decrease) in net assets	20	210	345	1,240
Net assets at December 31, 2005	$ 42	$ 260	$ 398	$ 5,629

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	American Balanced Fund® - Class R-3	Ariel Appreciation Fund	Ariel Fund	Baron Asset Fund
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	-	-
Net realized gain (loss) on investments and capital gains distributions	29	4	5	3
Net unrealized appreciation (depreciation) during the year	29	11	7	6
Net increase (decrease) in net assets from operations	62	14	12	9
Changes from contract transactions:				
Total unit transactions	1,207	178	142	126
Net increase (decrease) in assets derived from principal transactions	1,207	178	142	126
Total increase (decrease) in net assets	1,269	192	154	135
Net assets at December 31, 2004	1,269	192	154	135
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	29	(2)	(2)	(2)
Net realized gain (loss) on investments and capital gains distributions	68	18	29	18
Net unrealized appreciation (depreciation) during the year	(23)	(7)	(34)	13
Net increase (decrease) in net assets from operations	74	9	(7)	29
Changes from contract transactions:				
Total unit transactions	2,313	193	390	239
Net increase (decrease) in assets derived from principal transactions	2,313	193	390	239
Total increase (decrease) in net assets	2,387	202	383	268
Net assets at December 31, 2005	$ 3,656	$ 394	$ 537	$ 403

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Baron Growth Fund	Calvert Social Balanced Portfolio	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Net assets at January 1, 2004	$ -	$ 60,576	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	435	6	184
Net realized gain (loss) on investments and capital gains distributions	-	(115)	1	(5)
Net unrealized appreciation (depreciation) during the year	42	4,096	53	1,371
Net increase (decrease) in net assets from operations	41	4,416	60	1,550
Changes from contract transactions:				
Total unit transactions	351	1,178	493	14,810
Net increase (decrease) in assets derived from principal transactions	351	1,178	493	14,810
Total increase (decrease) in net assets	392	5,594	553	16,360
Net assets at December 31, 2004	392	66,170	553	16,360
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	512	12	666
Net realized gain (loss) on investments and capital gains distributions	68	(975)	42	2,374
Net unrealized appreciation (depreciation) during the year	(18)	3,313	102	5,136
Net increase (decrease) in net assets from operations	43	2,850	156	8,176
Changes from contract transactions:				
Total unit transactions	599	(2,487)	499	37,111
Net increase (decrease) in assets derived from principal transactions	599	(2,487)	499	37,111
Total increase (decrease) in net assets	642	363	655	45,287
Net assets at December 31, 2005	$ 1,034	$ 66,533	$ 1,208	$ 61,647

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Evergreen Special Values Fund - Class A	Fidelity® Advisor Mid Cap Fund - Class T	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2004	$ 17,138	$ -	$ 21,727	$ 564,372
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	(1)	371	(4,524)
Net realized gain (loss) on investments and capital gains distributions	2,152	11	(1,138)	6,291
Net unrealized appreciation (depreciation) during the year	3,909	43	1,644	87,085
Net increase (decrease) in net assets from operations	6,085	53	877	88,852
Changes from contract transactions:				
Total unit transactions	24,331	370	(2,277)	90,038
Net increase (decrease) in assets derived from principal transactions	24,331	370	(2,277)	90,038
Total increase (decrease) in net assets	30,416	423	(1,400)	178,890
Net assets at December 31, 2004	47,554	423	20,327	743,262
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(68)	(3)	331	(6,450)
Net realized gain (loss) on investments and capital gains distributions	8,757	64	(590)	9,434
Net unrealized appreciation (depreciation) during the year	(2,951)	(20)	791	127,918
Net increase (decrease) in net assets from operations	5,738	41	532	130,902
Changes from contract transactions:				
Total unit transactions	22,009	127	(2,213)	133,893
Net increase (decrease) in assets derived from principal transactions	22,009	127	(2,213)	133,893
Total increase (decrease) in net assets	27,747	168	(1,681)	264,795
Net assets at December 31, 2005	$ 75,301	$ 591	$ 18,646	$ 1,008,057

The accompanying notes are an integral part of these financial statements.

84

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2004	$ 327,820	$ 380,196	$ 7,292	$ 101,046
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,481	(3,029)	509	262
Net realized gain (loss) on investments and capital gains distributions	1,200	(5,418)	(63)	(1,689)
Net unrealized appreciation (depreciation) during the year	34,754	15,744	(18)	11,434
Net increase (decrease) in net assets from operations	37,435	7,297	428	10,007
Changes from contract transactions:				
Total unit transactions	39,833	(10,155)	(2,510)	5,710
Net increase (decrease) in assets derived from principal transactions	39,833	(10,155)	(2,510)	5,710
Total increase (decrease) in net assets	77,268	(2,858)	(2,082)	15,717
Net assets at December 31, 2004	405,088	377,338	5,210	116,763
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,416	(1,779)	754	854
Net realized gain (loss) on investments and capital gains distributions	14,089	(23,603)	(127)	(1,956)
Net unrealized appreciation (depreciation) during the year	1,612	38,951	(526)	5,330
Net increase (decrease) in net assets from operations	18,117	13,569	101	4,228
Changes from contract transactions:				
Total unit transactions	(21,999)	(61,723)	711	(4,376)
Net increase (decrease) in assets derived from principal transactions	(21,999)	(61,723)	711	(4,376)
Total increase (decrease) in net assets	(3,882)	(48,154)	812	(148)
Net assets at December 31, 2005	$ 401,206	$ 329,184	$ 6,022	$ 116,615

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2004	$ 30,341	$ -	$ -	$ 15,883
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	3	-	(250)
Net realized gain (loss) on investments and capital gains distributions	2,313	-	-	1,628
Net unrealized appreciation (depreciation) during the year	1,946	19	8	5,351
Net increase (decrease) in net assets from operations	4,260	22	8	6,729
Changes from contract transactions:				
Total unit transactions	6,456	164	62	27,520
Net increase (decrease) in assets derived from principal transactions	6,456	164	62	27,520
Total increase (decrease) in net assets	10,716	186	70	34,249
Net assets at December 31, 2004	41,057	186	70	50,132
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(143)	3	(2)	(190)
Net realized gain (loss) on investments and capital gains distributions	3,174	34	7	2,839
Net unrealized appreciation (depreciation) during the year	3,773	19	14	2,169
Net increase (decrease) in net assets from operations	6,804	56	19	4,818
Changes from contract transactions:				
Total unit transactions	(3,102)	425	229	17,358
Net increase (decrease) in assets derived from principal transactions	(3,102)	425	229	17,358
Total increase (decrease) in net assets	3,702	481	248	22,176
Net assets at December 31, 2005	$ 44,759	$ 667	$ 318	$ 72,308

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Hibernia Mid Cap Equity Fund - Class A	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	4
Net realized gain (loss) on investments and capital gains distributions	-	1	15	-
Net unrealized appreciation (depreciation) during the year	-	-	19	(1)
Net increase (decrease) in net assets from operations	-	1	37	3
Changes from contract transactions:				
Total unit transactions	-	8	245	401
Net increase (decrease) in assets derived from principal transactions	-	8	245	401
Total increase (decrease) in net assets	-	9	282	404
Net assets at December 31, 2004	-	9	282	404
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	19	21
Net realized gain (loss) on investments and capital gains distributions	110	4	79	(3)
Net unrealized appreciation (depreciation) during the year	(3)	-	(3)	(9)
Net increase (decrease) in net assets from operations	106	4	95	9
Changes from contract transactions:				
Total unit transactions	19	38	577	299
Net increase (decrease) in assets derived from principal transactions	19	38	577	299
Total increase (decrease) in net assets	125	42	672	308
Net assets at December 31, 2005	$ 125	$ 51	$ 954	$ 712

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J
Net assets at January 1, 2004	$ -	$ 18,535	$ 1,092	$ 386
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	525	21	11
Net realized gain (loss) on investments and capital gains distributions	2	(141)	(4)	(1)
Net unrealized appreciation (depreciation) during the year	(1)	(368)	(22)	(12)
Net increase (decrease) in net assets from operations	4	16	(5)	(2)
Changes from contract transactions:				
Total unit transactions	531	(5,052)	(317)	(33)
Net increase (decrease) in assets derived from principal transactions	531	(5,052)	(317)	(33)
Total increase (decrease) in net assets	535	(5,036)	(322)	(35)
Net assets at December 31, 2004	535	13,499	770	351
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	22	620	30	21
Net realized gain (loss) on investments and capital gains distributions	2	(1,120)	(55)	(35)
Net unrealized appreciation (depreciation) during the year	(10)	501	25	15
Net increase (decrease) in net assets from operations	14	1	-	1
Changes from contract transactions:				
Total unit transactions	280	(13,500)	(770)	(352)
Net increase (decrease) in assets derived from principal transactions	280	(13,500)	(770)	(352)
Total increase (decrease) in net assets	294	(13,499)	(770)	(351)
Net assets at December 31, 2005	$ 829	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S
Net assets at January 1, 2004	$ 1,736	$ 1,049	$ 4,385	$ 32,661
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	36	26	98	387
Net realized gain (loss) on investments and capital gains distributions	(2)	(4)	26	899
Net unrealized appreciation (depreciation) during the year	(45)	(26)	(98)	(940)
Net increase (decrease) in net assets from operations	(11)	(4)	26	346
Changes from contract transactions:				
Total unit transactions	(376)	(349)	(562)	(9,049)
Net increase (decrease) in assets derived from principal transactions	(376)	(349)	(562)	(9,049)
Total increase (decrease) in net assets	(387)	(353)	(536)	(8,703)
Net assets at December 31, 2004	1,349	696	3,849	23,958
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	80	16	92	247
Net realized gain (loss) on investments and capital gains distributions	(101)	(3)	17	721
Net unrealized appreciation (depreciation) during the year	33	(6)	(100)	(928)
Net increase (decrease) in net assets from operations	12	7	9	40
Changes from contract transactions:				
Total unit transactions	(1,361)	(74)	(650)	(9,432)
Net increase (decrease) in assets derived from principal transactions	(1,361)	(74)	(650)	(9,432)
Total increase (decrease) in net assets	(1,349)	(67)	(641)	(9,392)
Net assets at December 31, 2005	$ -	$ 629	$ 3,208	$ 14,566

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Class S	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(4)	(12)	(13)
Net realized gain (loss) on investments and capital gains distributions	18	51	27	19
Net unrealized appreciation (depreciation) during the year	(30)	6	191	412
Net increase (decrease) in net assets from operations	(13)	53	206	418
Changes from contract transactions:				
Total unit transactions	1,109	1,393	4,405	15,484
Net increase (decrease) in assets derived from principal transactions	1,109	1,393	4,405	15,484
Total increase (decrease) in net assets	1,096	1,446	4,611	15,902
Net assets at December 31, 2005	$ 1,096	$ 1,446	$ 4,611	$ 15,902

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Equity Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(3)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	48	-
Net unrealized appreciation (depreciation) during the year	-	-	100	-
Net increase (decrease) in net assets from operations	-	-	145	-
Changes from contract transactions:				
Total unit transactions	-	-	1,283	-
Net increase (decrease) in assets derived from principal transactions	-	-	1,283	-
Total increase (decrease) in net assets	-	-	1,428	-
Net assets at December 31, 2004	-	-	1,428	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(20)	(1)	(49)	(4)
Net realized gain (loss) on investments and capital gains distributions	158	-	720	1
Net unrealized appreciation (depreciation) during the year	568	1	138	59
Net increase (decrease) in net assets from operations	706	-	809	56
Changes from contract transactions:				
Total unit transactions	6,167	282	6,553	1,644
Net increase (decrease) in assets derived from principal transactions	6,167	282	6,553	1,644
Total increase (decrease) in net assets	6,873	282	7,362	1,700
Net assets at December 31, 2005	$ 6,873	$ 282	$ 8,790	$ 1,700

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ 8,289	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	326	-
Net realized gain (loss) on investments and capital gains distributions	-	-	74	-
Net unrealized appreciation (depreciation) during the year	-	-	1,618	-
Net increase (decrease) in net assets from operations	-	-	2,018	-
Changes from contract transactions:				
Total unit transactions	-	-	18,812	-
Net increase (decrease) in assets derived from principal transactions	-	-	18,812	-
Total increase (decrease) in net assets	-	-	20,830	-
Net assets at December 31, 2004	-	-	29,119	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(2)	480	4
Net realized gain (loss) on investments and capital gains distributions	1	26	1,872	31
Net unrealized appreciation (depreciation) during the year	41	107	(1,538)	(16)
Net increase (decrease) in net assets from operations	38	131	814	19
Changes from contract transactions:				
Total unit transactions	1,121	1,217	11,347	1,172
Net increase (decrease) in assets derived from principal transactions	1,121	1,217	11,347	1,172
Total increase (decrease) in net assets	1,159	1,348	12,161	1,191
Net assets at December 31, 2005	$ 1,159	$ 1,348	$ 41,280	$ 1,191

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	30	(1)	(41)
Net realized gain (loss) on investments and capital gains distributions	-	(13)	100	24
Net unrealized appreciation (depreciation) during the year	7	8	2,183	431
Net increase (decrease) in net assets from operations	6	25	2,282	414
Changes from contract transactions:				
Total unit transactions	208	1,393	22,755	18,749
Net increase (decrease) in assets derived from principal transactions	208	1,393	22,755	18,749
Total increase (decrease) in net assets	214	1,418	25,037	19,163
Net assets at December 31, 2005	$ 214	$ 1,418	$ 25,037	$ 19,163

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING International Fund - Class Q	ING International SmallCap Fund - Class A
Net assets at January 1, 2004	$ 2,143	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	72	-	-	-
Net realized gain (loss) on investments and capital gains distributions	253	-	-	-
Net unrealized appreciation (depreciation) during the year	2,450	-	-	-
Net increase (decrease) in net assets from operations	2,775	-	-	-
Changes from contract transactions:				
Total unit transactions	25,205	-	-	-
Net increase (decrease) in assets derived from principal transactions	25,205	-	-	-
Total increase (decrease) in net assets	27,980	-	-	-
Net assets at December 31, 2004	30,123	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	69	(14)	-	1
Net realized gain (loss) on investments and capital gains distributions	1,385	-	-	2
Net unrealized appreciation (depreciation) during the year	194	131	-	51
Net increase (decrease) in net assets from operations	1,648	117	-	54
Changes from contract transactions:				
Total unit transactions	23,167	8,271	2	229
Net increase (decrease) in assets derived from principal transactions	23,167	8,271	2	229
Total increase (decrease) in net assets	24,815	8,388	2	283
Net assets at December 31, 2005	$ 54,938	$ 8,388	$ 2	$ 283

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Select Portfolio - Initial Class	ING American Century Select Portfolio - Service Class	ING American Century Small Cap Value Portfolio - Service Class
Net assets at January 1, 2004	$ 4,019	$ -	$ 2,194	$ 6,307
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(18)	-	(27)	(164)
Net realized gain (loss) on investments and capital gains distributions	392	-	209	2,436
Net unrealized appreciation (depreciation) during the year	13	-	(140)	931
Net increase (decrease) in net assets from operations	387	-	42	3,203
Changes from contract transactions:				
Total unit transactions	1,354	-	(166)	16,067
Net increase (decrease) in assets derived from principal transactions	1,354	-	(166)	16,067
Total increase (decrease) in net assets	1,741	-	(124)	19,270
Net assets at December 31, 2004	5,760	-	2,070	25,577
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(1,225)	(6)	(236)
Net realized gain (loss) on investments and capital gains distributions	323	1,352	(35)	3,933
Net unrealized appreciation (depreciation) during the year	(343)	11,572	(94)	(1,715)
Net increase (decrease) in net assets from operations	(25)	11,699	(135)	1,982
Changes from contract transactions:				
Total unit transactions	(1,340)	146,447	(1,915)	4,038
Net increase (decrease) in assets derived from principal transactions	(1,340)	146,447	(1,915)	4,038
Total increase (decrease) in net assets	(1,365)	158,146	(2,050)	6,020
Net assets at December 31, 2005	$ 4,395	$ 158,146	$ 20	$ 31,597

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Davis Venture Value Portfolio - Service Class	ING Fundamental Research Portfolio - Service Class	ING Goldman Sachs® Capital Growth Portfolio - Service Class
Net assets at January 1, 2004	$ 15,257	$ 9,414	$ 800	$ 827
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(350)	(123)	(6)	(11)
Net realized gain (loss) on investments and capital gains distributions	1,811	485	81	32
Net unrealized appreciation (depreciation) during the year	7,495	269	48	74
Net increase (decrease) in net assets from operations	8,956	631	123	95
Changes from contract transactions:				
Total unit transactions	34,104	314	613	568
Net increase (decrease) in assets derived from principal transactions	34,104	314	613	568
Total increase (decrease) in net assets	43,060	945	736	663
Net assets at December 31, 2004	58,317	10,359	1,536	1,490
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(748)	(92)	(1)	(13)
Net realized gain (loss) on investments and capital gains distributions	3,613	624	45	65
Net unrealized appreciation (depreciation) during the year	1,571	(399)	24	(22)
Net increase (decrease) in net assets from operations	4,436	133	68	30
Changes from contract transactions:				
Total unit transactions	16,416	(3,162)	(68)	481
Net increase (decrease) in assets derived from principal transactions	16,416	(3,162)	(68)	481
Total increase (decrease) in net assets	20,852	(3,029)	-	511
Net assets at December 31, 2005	$ 79,169	$ 7,330	$ 1,536	$ 2,001

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Fleming International Portfolio - Initial Class	ING JPMorgan Fleming International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING MFS Capital Opportunities Portfolio - Initial Class
Net assets at January 1, 2004	$ 126,504	$ -	$ 3,999	$ 151,497
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	131	-	(73)	(858)
Net realized gain (loss) on investments and capital gains distributions	7,586	-	924	(26,049)
Net unrealized appreciation (depreciation) during the year	13,567	-	898	42,459
Net increase (decrease) in net assets from operations	21,284	-	1,749	15,552
Changes from contract transactions:				
Total unit transactions	(9,236)	-	8,678	(23,464)
Net increase (decrease) in assets derived from principal transactions	(9,236)	-	8,678	(23,464)
Total increase (decrease) in net assets	12,048	-	10,427	(7,912)
Net assets at December 31, 2004	138,552	-	14,426	143,585
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(359)	-	(159)	(291)
Net realized gain (loss) on investments and capital gains distributions	10,588	-	2,782	(34,798)
Net unrealized appreciation (depreciation) during the year	1,368	-	(1,107)	35,110
Net increase (decrease) in net assets from operations	11,597	-	1,516	21
Changes from contract transactions:				
Total unit transactions	(10,344)	3	8,391	(24,881)
Net increase (decrease) in assets derived from principal transactions	(10,344)	3	8,391	(24,881)
Total increase (decrease) in net assets	1,253	3	9,907	(24,860)
Net assets at December 31, 2005	$ 139,805	$ 3	$ 24,333	$ 118,725

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2004	$ 9,183	$ -	$ 1,294	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(15)	-	(18)	-
Net realized gain (loss) on investments and capital gains distributions	339	-	158	-
Net unrealized appreciation (depreciation) during the year	1,098	-	96	-
Net increase (decrease) in net assets from operations	1,422	-	236	-
Changes from contract transactions:				
Total unit transactions	9,869	-	734	-
Net increase (decrease) in assets derived from principal transactions	9,869	-	734	-
Total increase (decrease) in net assets	11,291	-	970	-
Net assets at December 31, 2004	20,474	-	2,264	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(136)	1,160	(9)	1,794
Net realized gain (loss) on investments and capital gains distributions	803	20,311	37	184
Net unrealized appreciation (depreciation) during the year	(448)	128,131	(208)	(342)
Net increase (decrease) in net assets from operations	219	149,602	(180)	1,636
Changes from contract transactions:				
Total unit transactions	(4,120)	732,135	(2,064)	114,714
Net increase (decrease) in assets derived from principal transactions	(4,120)	732,135	(2,064)	114,714
Total increase (decrease) in net assets	(3,901)	881,737	(2,244)	116,350
Net assets at December 31, 2005	$ 16,573	$ 881,737	$ 20	$ 116,350

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Service Class	ING Salomon Brothers Large Cap Growth Portfolio - Initial Class
Net assets at January 1, 2004	$ 31,227	$ 239,784	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(397)	(2,437)	-	-
Net realized gain (loss) on investments and capital gains distributions	225	(6,887)	1	-
Net unrealized appreciation (depreciation) during the year	1,349	27,553	-	-
Net increase (decrease) in net assets from operations	1,177	18,229	1	-
Changes from contract transactions:				
Total unit transactions	11,288	(29,660)	15	-
Net increase (decrease) in assets derived from principal transactions	11,288	(29,660)	15	-
Total increase (decrease) in net assets	12,465	(11,431)	16	-
Net assets at December 31, 2004	43,692	228,353	16	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	290	(2,171)	-	(29)
Net realized gain (loss) on investments and capital gains distributions	854	(5,877)	-	397
Net unrealized appreciation (depreciation) during the year	(680)	27,528	3	159
Net increase (decrease) in net assets from operations	464	19,480	3	527
Changes from contract transactions:				
Total unit transactions	10,797	(33,908)	17	3,586
Net increase (decrease) in assets derived from principal transactions	10,797	(33,908)	17	3,586
Total increase (decrease) in net assets	11,261	(14,428)	20	4,113
Net assets at December 31, 2005	$ 54,953	$ 213,925	$ 36	$ 4,113

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(6)	-	(7)
Net realized gain (loss) on investments and capital gains distributions	-	4	-	1
Net unrealized appreciation (depreciation) during the year	2	48	2	55
Net increase (decrease) in net assets from operations	2	46	2	49
Changes from contract transactions:				
Total unit transactions	438	1,934	264	1,869
Net increase (decrease) in assets derived from principal transactions	438	1,934	264	1,869
Total increase (decrease) in net assets	440	1,980	266	1,918
Net assets at December 31, 2005	$ 440	$ 1,980	$ 266	$ 1,918

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(3)	-	(2)
Net realized gain (loss) on investments and capital gains distributions	-	-	-	13
Net unrealized appreciation (depreciation) during the year	6	35	1	15
Net increase (decrease) in net assets from operations	5	32	1	26
Changes from contract transactions:				
Total unit transactions	435	1,144	255	560
Net increase (decrease) in assets derived from principal transactions	435	1,144	255	560
Total increase (decrease) in net assets	440	1,176	256	586
Net assets at December 31, 2005	$ 440	$ 1,176	$ 256	$ 586

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2004	$ -	$ -	$ 16	$ 9,420
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	(118)
Net realized gain (loss) on investments and capital gains distributions	-	-	4	726
Net unrealized appreciation (depreciation) during the year	-	-	(3)	(158)
Net increase (decrease) in net assets from operations	-	-	1	450
Changes from contract transactions:				
Total unit transactions	-	-	(17)	(276)
Net increase (decrease) in assets derived from principal transactions	-	-	(17)	(276)
Total increase (decrease) in net assets	-	-	(16)	174
Net assets at December 31, 2004	-	-	-	9,594
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	(3,119)	(30)
Net realized gain (loss) on investments and capital gains distributions	-	-	10,258	(3)
Net unrealized appreciation (depreciation) during the year	-	6	58,316	(629)
Net increase (decrease) in net assets from operations	-	4	65,455	(662)
Changes from contract transactions:				
Total unit transactions	40	337	363,967	(8,702)
Net increase (decrease) in assets derived from principal transactions	40	337	363,967	(8,702)
Total increase (decrease) in net assets	40	341	429,422	(9,364)
Net assets at December 31, 2005	$ 40	$ 341	$ 429,422	$ 230

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2004	$ 246,603	$ -	$ 128,075	$ 32,018
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,379)	-	(363)	(525)
Net realized gain (loss) on investments and capital gains				
distributions	1,108	-	(4,373)	1,265
Net unrealized appreciation (depreciation) during the year	24,701	20	21,134	7,283
Net increase (decrease) in net assets from operations	23,430	20	16,398	8,023
Changes from contract transactions:				
Total unit transactions	21,352	199	(9,005)	31,689
Net increase (decrease) in assets derived from				
principal transactions	21,352	199	(9,005)	31,689
Total increase (decrease) in net assets	44,782	219	7,393	39,712
Net assets at December 31, 2004	291,385	219	135,468	71,730
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,518)	-	(249)	(401)
Net realized gain (loss) on investments and capital gains				
distributions	5,156	15	(2,729)	6,507
Net unrealized appreciation (depreciation) during the year	9,694	10	13,334	(3,185)
Net increase (decrease) in net assets from operations	13,332	25	10,356	2,921
Changes from contract transactions:				
Total unit transactions	(22,676)	202	(11,334)	23,485
Net increase (decrease) in assets derived from				
principal transactions	(22,676)	202	(11,334)	23,485
Total increase (decrease) in net assets	(9,344)	227	(978)	26,406
Net assets at December 31, 2005	$ 282,041	$ 446	$ 134,490	$ 98,136

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2004	$ -	$ 911	$ 58,446	$ 69,833
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(12)	122	(1)
Net realized gain (loss) on investments and capital gains distributions	-	99	(563)	(482)
Net unrealized appreciation (depreciation) during the year	-	64	6,282	8,330
Net increase (decrease) in net assets from operations	-	151	5,841	7,847
Changes from contract transactions:				
Total unit transactions	-	1,310	6,379	3,973
Net increase (decrease) in assets derived from principal transactions	-	1,310	6,379	3,973
Total increase (decrease) in net assets	-	1,461	12,220	11,820
Net assets at December 31, 2004	-	2,372	70,666	81,653
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,185)	(15)	333	111
Net realized gain (loss) on investments and capital gains distributions	1,167	105	235	5
Net unrealized appreciation (depreciation) during the year	29,579	(176)	2,067	3,794
Net increase (decrease) in net assets from operations	28,561	(86)	2,635	3,910
Changes from contract transactions:				
Total unit transactions	316,168	(2,273)	382	(4,378)
Net increase (decrease) in assets derived from principal transactions	316,168	(2,273)	382	(4,378)
Total increase (decrease) in net assets	344,729	(2,359)	3,017	(468)
Net assets at December 31, 2005	$ 344,729	$ 13	$ 73,683	$ 81,185

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net assets at January 1, 2004	$ 33,837	$ 2,310,967	$ 2,378	$ 20,639
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	274	27,423	(12)	(230)
Net realized gain (loss) on investments and capital gains distributions	52	(285,303)	11	67
Net unrealized appreciation (depreciation) during the year	2,011	406,325	49	625
Net increase (decrease) in net assets from operations	2,337	148,445	48	462
Changes from contract transactions:				
Total unit transactions	286	(277,089)	(202)	(2,375)
Net increase (decrease) in assets derived from principal transactions	286	(277,089)	(202)	(2,375)
Total increase (decrease) in net assets	2,623	(128,644)	(154)	(1,913)
Net assets at December 31, 2004	36,460	2,182,323	2,224	18,726
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	403	(1,888)	17	215
Net realized gain (loss) on investments and capital gains distributions	637	(249,526)	99	429
Net unrealized appreciation (depreciation) during the year	41	382,184	(116)	(771)
Net increase (decrease) in net assets from operations	1,081	130,770	-	(127)
Changes from contract transactions:				
Total unit transactions	1,625	(337,838)	(786)	(7,431)
Net increase (decrease) in assets derived from principal transactions	1,625	(337,838)	(786)	(7,431)
Total increase (decrease) in net assets	2,706	(207,068)	(786)	(7,558)
Net assets at December 31, 2005	$ 39,166	$ 1,975,255	$ 1,438	$ 11,168

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2004	$ 207	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(745)	(4)	(23)	(2)
Net realized gain (loss) on investments and capital gains distributions	(168)	-	2	-
Net unrealized appreciation (depreciation) during the year	643	37	67	3
Net increase (decrease) in net assets from operations	(270)	33	46	1
Changes from contract transactions:				
Total unit transactions	52,987	663	5,559	4,016
Net increase (decrease) in assets derived from principal transactions	52,987	663	5,559	4,016
Total increase (decrease) in net assets	52,717	696	5,605	4,017
Net assets at December 31, 2004	52,924	696	5,605	4,017
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	280	(5)	(69)	(56)
Net realized gain (loss) on investments and capital gains distributions	27	13	14	2
Net unrealized appreciation (depreciation) during the year	(688)	(4)	98	83
Net increase (decrease) in net assets from operations	(381)	4	43	29
Changes from contract transactions:				
Total unit transactions	(15,422)	(55)	(1,032)	(107)
Net increase (decrease) in assets derived from principal transactions	(15,422)	(55)	(1,032)	(107)
Total increase (decrease) in net assets	(15,803)	(51)	(989)	(78)
Net assets at December 31, 2005	$ 37,121	$ 645	$ 4,616	$ 3,939

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from contract transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(21)	(2)	-	-
Net realized gain (loss) on investments and capital gains distributions	4	-	-	-
Net unrealized appreciation (depreciation) during the year	35	1	-	-
Net increase (decrease) in net assets from operations	18	(1)	-	-
Changes from contract transactions:				
Total unit transactions	1,538	221	107	80
Net increase (decrease) in assets derived from principal transactions	1,538	221	107	80
Total increase (decrease) in net assets	1,556	220	107	80
Net assets at December 31, 2005	$ 1,556	$ 220	$ 107	$ 80

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Global Science and Technology Portfolio - Class I	ING VP Growth Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2004	$ 47,295	$ 95,972	$ 503,421	$ 233,761
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(439)	(818)	(176)	(1,714)
Net realized gain (loss) on investments and capital gains distributions	3,927	(12,208)	(14,980)	649
Net unrealized appreciation (depreciation) during the year	(5,231)	18,062	63,400	46,443
Net increase (decrease) in net assets from operations	(1,743)	5,036	48,244	45,378
Changes from contract transactions:				
Total unit transactions	(4,815)	(11,125)	10,855	82,331
Net increase (decrease) in assets derived from principal transactions	(4,815)	(11,125)	10,855	82,331
Total increase (decrease) in net assets	(6,558)	(6,089)	59,099	127,709
Net assets at December 31, 2004	40,737	89,883	562,520	361,470
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(370)	(234)	1,094	(2,004)
Net realized gain (loss) on investments and capital gains distributions	1,468	(16,707)	(21,391)	31,336
Net unrealized appreciation (depreciation) during the year	2,353	22,821	42,006	8,200
Net increase (decrease) in net assets from operations	3,451	5,880	21,709	37,532
Changes from contract transactions:				
Total unit transactions	(3,636)	(16,863)	(52,096)	17,463
Net increase (decrease) in assets derived from principal transactions	(3,636)	(16,863)	(52,096)	17,463
Total increase (decrease) in net assets	(185)	(10,983)	(30,387)	54,995
Net assets at December 31, 2005	$ 40,552	$ 78,900	$ 532,133	$ 416,465

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus SmallCap Portfolio - Class I	ING VP International Equity Portfolio - Class I	ING VP Small Company Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net assets at January 1, 2004	$ 93,931	$ 11,933	$ 167,432	$ 133,176
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,024)	27	(1,222)	(218)
Net realized gain (loss) on investments and capital gains distributions	1,906	1,606	5,232	(9,363)
Net unrealized appreciation (depreciation) during the year	24,020	371	16,525	19,282
Net increase (decrease) in net assets from operations	24,902	2,004	20,535	9,701
Changes from contract transactions:				
Total unit transactions	39,653	403	(12,188)	(32,508)
Net increase (decrease) in assets derived from principal transactions	39,653	403	(12,188)	(32,508)
Total increase (decrease) in net assets	64,555	2,407	8,347	(22,807)
Net assets at December 31, 2004	158,486	14,340	175,779	110,369
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,121)	(6)	(1,325)	834
Net realized gain (loss) on investments and capital gains distributions	12,494	1,630	16,845	(1,227)
Net unrealized appreciation (depreciation) during the year	(333)	632	(2,434)	5,789
Net increase (decrease) in net assets from operations	11,040	2,256	13,086	5,396
Changes from contract transactions:				
Total unit transactions	12,720	383	(30,136)	(17,785)
Net increase (decrease) in assets derived from principal transactions	12,720	383	(30,136)	(17,785)
Total increase (decrease) in net assets	23,760	2,639	(17,050)	(12,389)
Net assets at December 31, 2005	$ 182,246	$ 16,979	$ 158,729	$ 97,980

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2004	$ -	$ 32,591	$ 1,571	$ 4,191
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	128	8	(57)
Net realized gain (loss) on investments and capital gains distributions	2	1,986	111	403
Net unrealized appreciation (depreciation) during the year	13	5,361	5	53
Net increase (decrease) in net assets from operations	15	7,475	124	399
Changes from contract transactions:				
Total unit transactions	179	18,313	53	956
Net increase (decrease) in assets derived from principal transactions	179	18,313	53	956
Total increase (decrease) in net assets	194	25,788	177	1,355
Net assets at December 31, 2004	194	58,379	1,748	5,546
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	999	4	(57)
Net realized gain (loss) on investments and capital gains distributions	48	8,434	381	266
Net unrealized appreciation (depreciation) during the year	8	(3,085)	(262)	237
Net increase (decrease) in net assets from operations	57	6,348	123	446
Changes from contract transactions:				
Total unit transactions	539	13,717	(1,871)	(715)
Net increase (decrease) in assets derived from principal transactions	539	13,717	(1,871)	(715)
Total increase (decrease) in net assets	596	20,065	(1,748)	(269)
Net assets at December 31, 2005	$ 790	$ 78,444	$ -	$ 5,277

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Emerging Markets Fund
Net assets at January 1, 2004	$ -	$ 8,045	$ 659,370	$ 8,172
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	260	(66)	6,146	(21)
Net realized gain (loss) on investments and capital gains distributions	306	571	(10,010)	869
Net unrealized appreciation (depreciation) during the year	3,298	177	57,025	674
Net increase (decrease) in net assets from operations	3,864	682	53,161	1,522
Changes from contract transactions:				
Total unit transactions	23,361	(549)	(20,383)	815
Net increase (decrease) in assets derived from principal transactions	23,361	(549)	(20,383)	815
Total increase (decrease) in net assets	27,225	133	32,778	2,337
Net assets at December 31, 2004	27,225	8,178	692,148	10,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	603	(69)	8,354	(20)
Net realized gain (loss) on investments and capital gains distributions	1,431	749	(19,190)	4,418
Net unrealized appreciation (depreciation) during the year	2,662	(57)	30,595	(1,237)
Net increase (decrease) in net assets from operations	4,696	623	19,759	3,161
Changes from contract transactions:				
Total unit transactions	15,272	530	(74,453)	(13,670)
Net increase (decrease) in assets derived from principal transactions	15,272	530	(74,453)	(13,670)
Total increase (decrease) in net assets	19,968	1,153	(54,694)	(10,509)
Net assets at December 31, 2005	$ 47,193	$ 9,331	$ 637,454	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	ING VP Natural Resources Trust	Janus Adviser Series Balanced Fund - Class S
Net assets at January 1, 2004	$ 408,185	$ 257,477	$ 13,971	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	27,978	352	(14)	-
Net realized gain (loss) on investments and capital gains distributions	22,691	(180)	1,406	-
Net unrealized appreciation (depreciation) during the year	(36,125)	27	421	-
Net increase (decrease) in net assets from operations	14,544	199	1,813	-
Changes from contract transactions:				
Total unit transactions	(14,984)	(40,724)	5,006	-
Net increase (decrease) in assets derived from principal transactions	(14,984)	(40,724)	5,006	-
Total increase (decrease) in net assets	(440)	(40,525)	6,819	-
Net assets at December 31, 2004	407,745	216,952	20,790	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,077	500	(367)	-
Net realized gain (loss) on investments and capital gains distributions	4,825	566	6,086	-
Net unrealized appreciation (depreciation) during the year	(7,637)	3,319	6,520	-
Net increase (decrease) in net assets from operations	8,265	4,385	12,239	-
Changes from contract transactions:				
Total unit transactions	(10,992)	(10,626)	24,751	1
Net increase (decrease) in assets derived from principal transactions	(10,992)	(10,626)	24,751	1
Total increase (decrease) in net assets	(2,727)	(6,241)	36,990	1
Net assets at December 31, 2005	$ 405,018	$ 210,711	$ 57,780	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Capital Appreciation Portfolio - Service Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Net assets at January 1, 2004	$ 385,094	$ 3,177	$ 89,994	$ 239,988
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,222	(32)	3,833	(1,962)
Net realized gain (loss) on investments and capital gains distributions	(2,816)	181	1,720	(24,092)
Net unrealized appreciation (depreciation) during the year	24,167	326	(3,208)	31,387
Net increase (decrease) in net assets from operations	25,573	475	2,345	5,333
Changes from contract transactions:				
Total unit transactions	(53,724)	(414)	(14,170)	(45,820)
Net increase (decrease) in assets derived from principal transactions	(53,724)	(414)	(14,170)	(45,820)
Total increase (decrease) in net assets	(28,151)	61	(11,825)	(40,487)
Net assets at December 31, 2004	356,943	3,238	78,169	199,501
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(993)	(9)	(202)	(554)
Net realized gain (loss) on investments and capital gains distributions	(3,844)	583	(1,125)	(95,718)
Net unrealized appreciation (depreciation) during the year	(7,779)	(741)	1,045	83,526
Net increase (decrease) in net assets from operations	(12,616)	(167)	(282)	(12,746)
Changes from contract transactions:				
Total unit transactions	(343,819)	(3,071)	(77,741)	(186,570)
Net increase (decrease) in assets derived from principal transactions	(343,819)	(3,071)	(77,741)	(186,570)
Total increase (decrease) in net assets	(356,435)	(3,238)	(78,023)	(199,316)
Net assets at December 31, 2005	$ 508	$ -	$ 146	$ 185

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Janus Twenty Fund	Legg Mason Value Trust, Inc. - Primary Class
Net assets at January 1, 2004	$ 459,241	$ 536,188	$ 563	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4,706)	(408)	(6)	-
Net realized gain (loss) on investments and capital gains distributions	(86,576)	(19,474)	(13)	-
Net unrealized appreciation (depreciation) during the year	170,273	32,506	152	-
Net increase (decrease) in net assets from operations	78,991	12,624	133	-
Changes from contract transactions:				
Total unit transactions	(79,896)	(123,221)	34	-
Net increase (decrease) in assets derived from principal transactions	(79,896)	(123,221)	34	-
Total increase (decrease) in net assets	(905)	(110,597)	167	-
Net assets at December 31, 2004	458,336	425,591	730	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,301)	(1,202)	(2)	(8)
Net realized gain (loss) on investments and capital gains distributions	(337,444)	(188,088)	84	1
Net unrealized appreciation (depreciation) during the year	308,520	175,869	(156)	150
Net increase (decrease) in net assets from operations	(30,225)	(13,421)	(74)	143
Changes from contract transactions:				
Total unit transactions	(427,622)	(411,789)	(656)	1,186
Net increase (decrease) in assets derived from principal transactions	(427,622)	(411,789)	(656)	1,186
Total increase (decrease) in net assets	(457,847)	(425,210)	(730)	1,329
Net assets at December 31, 2005	$ 489	$ 381	$ -	$ 1,329

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Lord Abbett Affiliated Fund - Class A	Lord Abbett Mid-Cap Value Fund - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC
Net assets at January 1, 2004	$ -	$ -	$ -	$ 50,532
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(1)	-
Net realized gain (loss) on investments and capital gains distributions	3	8	44	911
Net unrealized appreciation (depreciation) during the year	10	21	13	9,290
Net increase (decrease) in net assets from operations	13	29	56	10,201
Changes from contract transactions:				
Total unit transactions	208	261	474	48,934
Net increase (decrease) in assets derived from principal transactions	208	261	474	48,934
Total increase (decrease) in net assets	221	290	530	59,135
Net assets at December 31, 2004	221	290	530	109,667
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(3)	(7)	(91)
Net realized gain (loss) on investments and capital gains distributions	53	60	92	9,137
Net unrealized appreciation (depreciation) during the year	(23)	(16)	10	(6,161)
Net increase (decrease) in net assets from operations	33	41	95	2,885
Changes from contract transactions:				
Total unit transactions	493	487	355	10,230
Net increase (decrease) in assets derived from principal transactions	493	487	355	10,230
Total increase (decrease) in net assets	526	528	450	13,115
Net assets at December 31, 2005	$ 747	$ 818	$ 980	$ 122,782

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	MFS® Total Return Series - Initial Class	Moderate Allocation
Net assets at January 1, 2004	$ 28,509	$ -	$ 58,033	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(343)	-	358	-
Net realized gain (loss) on investments and capital gains distributions	1,906	-	257	-
Net unrealized appreciation (depreciation) during the year	12,041	16	5,989	63
Net increase (decrease) in net assets from operations	13,604	16	6,604	63
Changes from contract transactions:				
Total unit transactions	54,128	164	10,121	-
Net increase (decrease) in assets derived from principal transactions	54,128	164	10,121	-
Total increase (decrease) in net assets	67,732	180	16,725	63
Net assets at December 31, 2004	96,241	180	74,758	63
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(695)	(2)	730	-
Net realized gain (loss) on investments and capital gains distributions	10,551	5	4,372	-
Net unrealized appreciation (depreciation) during the year	(152)	14	(3,639)	(63)
Net increase (decrease) in net assets from operations	9,704	17	1,463	(63)
Changes from contract transactions:				
Total unit transactions	41,364	224	6,526	-
Net increase (decrease) in assets derived from principal transactions	41,364	224	6,526	-
Total increase (decrease) in net assets	51,068	241	7,989	(63)
Net assets at December 31, 2005	$ 147,309	$ 421	$ 82,747	$ -

The accompanying notes are an integral part of these financial statements.

116

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ 6,248
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	59	(1)	324
Net realized gain (loss) on investments and capital gains distributions	-	1	-	799
Net unrealized appreciation (depreciation) during the year	16	784	15	4,988
Net increase (decrease) in net assets from operations	17	844	14	6,111
Changes from contract transactions:				
Total unit transactions	187	7,794	203	25,018
Net increase (decrease) in assets derived from principal transactions	187	7,794	203	25,018
Total increase (decrease) in net assets	204	8,638	217	31,129
Net assets at December 31, 2004	204	8,638	217	37,377
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	159	(1)	573
Net realized gain (loss) on investments and capital gains distributions	31	1,586	2	7,313
Net unrealized appreciation (depreciation) during the year	12	512	12	19,198
Net increase (decrease) in net assets from operations	46	2,257	13	27,084
Changes from contract transactions:				
Total unit transactions	236	11,138	86	51,007
Net increase (decrease) in assets derived from principal transactions	236	11,138	86	51,007
Total increase (decrease) in net assets	282	13,395	99	78,091
Net assets at December 31, 2005	$ 486	$ 22,033	$ 316	$ 115,468

The accompanying notes are an integral part of these financial statements.

117

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Global Fund - Class A	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth Fund/VA	Oppenheimer Global Securities Fund/VA
Net assets at January 1, 2004	$ -	$ -	$ 4	$ 251,043
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	402
Net realized gain (loss) on investments and capital gains distributions	-	-	-	218
Net unrealized appreciation (depreciation) during the year	-	1	-	58,591
Net increase (decrease) in net assets from operations	-	1	-	59,211
Changes from contract transactions:				
Total unit transactions	4	12	(1)	100,114
Net increase (decrease) in assets derived from principal transactions	4	12	(1)	100,114
Total increase (decrease) in net assets	4	13	(1)	159,325
Net assets at December 31, 2004	4	13	3	410,368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	3,173
Net realized gain (loss) on investments and capital gains distributions	1	-	-	64,535
Net unrealized appreciation (depreciation) during the year	2	1	-	(93,326)
Net increase (decrease) in net assets from operations	3	1	-	(25,618)
Changes from contract transactions:				
Total unit transactions	43	8	-	(384,039)
Net increase (decrease) in assets derived from principal transactions	43	8	-	(384,039)
Total increase (decrease) in net assets	46	9	-	(409,657)
Net assets at December 31, 2005	$ 50	$ 22	$ 3	$ 711

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund
Net assets at January 1, 2004	$ 32	$ -	$ 32,607	3,605
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1,381	25
Net realized gain (loss) on investments and capital gains distributions	-	-	788	189
Net unrealized appreciation (depreciation) during the year	3	1	899	1,039
Net increase (decrease) in net assets from operations	3	1	3,068	1,253
Changes from contract transactions:				
Total unit transactions	8	4	11,403	11,665
Net increase (decrease) in assets derived from principal transactions	8	4	11,403	11,665
Total increase (decrease) in net assets	11	5	14,471	12,918
Net assets at December 31, 2004	43	5	47,078	16,523
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(3)	2,121	267
Net realized gain (loss) on investments and capital gains distributions	1	7	465	1,661
Net unrealized appreciation (depreciation) during the year	1	49	(3,306)	952
Net increase (decrease) in net assets from operations	2	53	(720)	2,880
Changes from contract transactions:				
Total unit transactions	(4)	994	(46,204)	34,950
Net increase (decrease) in assets derived from principal transactions	(4)	994	(46,204)	34,950
Total increase (decrease) in net assets	(2)	1,047	(46,924)	37,830
Net assets at December 31, 2005	$ 41	$ 1,052	$ 154	$ 54,353

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	PIMCO Real Return Portfolio - Admin Class	Pioneer Fund - Class A	Pioneer High Yield Fund - Class A	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2004	$ -	$ -	$ -	$ 10,691
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	-	5	259
Net realized gain (loss) on investments and capital gains distributions	312	-	10	551
Net unrealized appreciation (depreciation) during the year	(58)	-	(1)	1,984
Net increase (decrease) in net assets from operations	261	-	14	2,794
Changes from contract transactions:				
Total unit transactions	9,258	1	423	14,794
Net increase (decrease) in assets derived from principal transactions	9,258	1	423	14,794
Total increase (decrease) in net assets	9,519	1	437	17,588
Net assets at December 31, 2004	9,519	1	437	28,279
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	326	-	24	790
Net realized gain (loss) on investments and capital gains distributions	271	-	29	771
Net unrealized appreciation (depreciation) during the year	(419)	-	(42)	966
Net increase (decrease) in net assets from operations	178	-	11	2,527
Changes from contract transactions:				
Total unit transactions	13,146	24	294	39,120
Net increase (decrease) in assets derived from principal transactions	13,146	24	294	39,120
Total increase (decrease) in net assets	13,324	24	305	41,647
Net assets at December 31, 2005	$ 22,843	$ 25	$ 742	$ 69,926

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Fund VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Scudder Equity 500 Index Fund - Investment
Net assets at January 1, 2004	$ 1,522	$ -	$ 11,735	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	48	(201)	-
Net realized gain (loss) on investments and capital gains				
distributions	85	59	623	-
Net unrealized appreciation (depreciation) during the year	136	65	5,908	-
Net increase (decrease) in net assets from operations	224	172	6,330	-
Changes from contract transactions:				
Total unit transactions	855	4,296	31,599	2
Net increase (decrease) in assets derived from				
principal transactions	855	4,296	31,599	2
Total increase (decrease) in net assets	1,079	4,468	37,929	2
Net assets at December 31, 2004	2,601	4,468	49,664	2
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	12	260	(491)	-
Net realized gain (loss) on investments and capital gains				
distributions	163	144	6,603	-
Net unrealized appreciation (depreciation) during the year	29	(331)	(1,467)	1
Net increase (decrease) in net assets from operations	204	73	4,645	1
Changes from contract transactions:				
Total unit transactions	1,743	2,408	23,159	63
Net increase (decrease) in assets derived from				
principal transactions	1,743	2,408	23,159	63
Total increase (decrease) in net assets	1,947	2,481	27,804	64
Net assets at December 31, 2005	$ 4,548	$ 6,949	$ 77,468	$ 66

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	Templeton Foreign Fund - Class A	Templeton Growth Fund, Inc. - Class A	Templeton Global Bond Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	6	1	57
Net realized gain (loss) on investments and capital gains distributions	34	1	2	8
Net unrealized appreciation (depreciation) during the year	27	47	3	368
Net increase (decrease) in net assets from operations	61	54	6	433
Changes from contract transactions:				
Total unit transactions	558	396	55	6,342
Net increase (decrease) in assets derived from principal transactions	558	396	55	6,342
Total increase (decrease) in net assets	619	450	61	6,775
Net assets at December 31, 2004	619	450	61	6,775
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	5	4	450
Net realized gain (loss) on investments and capital gains distributions	43	48	21	9
Net unrealized appreciation (depreciation) during the year	4	2	-	(921)
Net increase (decrease) in net assets from operations	43	55	25	(462)
Changes from contract transactions:				
Total unit transactions	113	132	285	9,028
Net increase (decrease) in assets derived from principal transactions	113	132	285	9,028
Total increase (decrease) in net assets	156	187	310	8,566
Net assets at December 31, 2005	$ 775	$ 637	$ 371	$ 15,341

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	UBS U.S. Small Cap Growth Fund - Class A
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	101	1	-
Net realized gain (loss) on investments and capital gains distributions	-	1	1	1
Net unrealized appreciation (depreciation) during the year	85	3,538	5	5
Net increase (decrease) in net assets from operations	85	3,640	7	6
Changes from contract transactions:				
Total unit transactions	1,235	47,701	103	42
Net increase (decrease) in assets derived from principal transactions	1,235	47,701	103	42
Total increase (decrease) in net assets	1,320	51,341	110	48
Net assets at December 31, 2004	1,320	51,341	110	48
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	9	5	-
Net realized gain (loss) on investments and capital gains distributions	47	1,791	10	3
Net unrealized appreciation (depreciation) during the year	323	14,129	(9)	1
Net increase (decrease) in net assets from operations	368	15,929	6	4
Changes from contract transactions:				
Total unit transactions	2,206	77,860	179	21
Net increase (decrease) in assets derived from principal transactions	2,206	77,860	179	21
Total increase (decrease) in net assets	2,574	93,789	185	25
Net assets at December 31, 2005	$ 3,894	$ 145,130	$ 295	$ 73

The accompanying notes are an integral part of these financial statements.

123

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Vanguard® 500 Index Fund - Investor Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(1)	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	(5)	-	17	-
Net increase (decrease) in net assets from operations	(5)	-	16	-
Changes from contract transactions:				
Total unit transactions	18	-	192	-
Net increase (decrease) in assets derived from principal transactions	18	-	192	-
Total increase (decrease) in net assets	13	-	208	-
Net assets at December 31, 2004	13	-	208	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	-
Net realized gain (loss) on investments and capital gains distributions	2	-	13	-
Net unrealized appreciation (depreciation) during the year	5	2	(8)	-
Net increase (decrease) in net assets from operations	7	2	8	-
Changes from contract transactions:				
Total unit transactions	(20)	61	24	-
Net increase (decrease) in assets derived from principal transactions	(20)	61	24	-
Total increase (decrease) in net assets	(13)	63	32	-
Net assets at December 31, 2005	$ -	$ 63	$ 240	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors Fund℠ - Class R-3	Washington Mutual Investors Fund℠ - Class R-4
Net assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(8)	(7)	5	124
Net realized gain (loss) on investments and capital gains distributions	205	(9)	10	299
Net unrealized appreciation (depreciation) during the year	90	236	54	1,462
Net increase (decrease) in net assets from operations	287	220	69	1,885
Changes from contract transactions:				
Total unit transactions	1,940	1,935	1,163	33,974
Net increase (decrease) in assets derived from principal transactions	1,940	1,935	1,163	33,974
Total increase (decrease) in net assets	2,227	2,155	1,232	35,859
Net assets at December 31, 2004	2,227	2,155	1,232	35,859
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(46)	(54)	16	518
Net realized gain (loss) on investments and capital gains distributions	203	52	37	982
Net unrealized appreciation (depreciation) during the year	428	627	(2)	248
Net increase (decrease) in net assets from operations	585	625	51	1,748
Changes from contract transactions:				
Total unit transactions	4,173	6,477	894	28,664
Net increase (decrease) in assets derived from principal transactions	4,173	6,477	894	28,664
Total increase (decrease) in net assets	4,758	7,102	945	30,412
Net assets at December 31, 2005	$ 6,985	$ 9,257	$ 2,177	$ 66,271

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

1.   **Organization**

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2005, the Account had 177 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 96 of which invest in mutual funds managed by affiliates, either ING Investments, LLC, Directed Services, Inc., or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2005 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A*
   AIM Small Cap Growth Fund - Class A*
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class**
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
   AIM V.I. Growth Fund - Series I Shares
   AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund - Class A*
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein VPSF Growth and Income
      Portfolio Class A*
Allianz Funds:
   Allianz NFJ Small-Cap Value Fund - Class A*
American Century Quantitative Equity Funds:
   American Century Income & Growth
      Fund - Advisor Class

American Funds®:
   American Balanced Fund® - Class R-3*
Ariel Investment Trust:
   Ariel Appreciation Fund*
   Ariel Fund*
Baron Funds Investment Trust:
   Baron Asset Fund*
   Baron Growth Fund
Calvert Variable Series, Inc:
   Calvert Social Balanced Portfolio
EuroPacific Growth Fund®:
   EuroPacific Growth Fund® - Class R-3*
   EuroPacific Growth Fund® - Class R-4*
Evergreen Special Values Fund:
   Evergreen Special Values Fund - Class A
Fidelity Advisor Series I:
   Fidelity® Advisor Mid Cap Fund - Class T*

Fidelity® Variable Insurance Products:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
   Mutual Discovery Fund - Class R*
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class A*
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
Hibernia Funds:
   Hibernia Mid Cap Equity Fund - Class A**
ING Equity Trust:
   ING Financial Services Fund - Class A*
   ING Real Estate Fund - Class A*
ING Funds Trust:
   ING GNMA Income Fund - Class A*
   ING Intermediate Bond Fund - Class A*
ING GET Fund:
   ING GET Fund - Series L
   ING GET Fund - Series Q
   ING GET Fund - Series S
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth
      Portfolio - Service Class**
   ING Evergreen Health Sciences Portfolio - Class S**
   ING FMR℠ Diversified Mid Cap
      Portfolio - Service Class**
   ING JPMorgan Emerging Markets Equity
      Portfolio - Institutional Class**
   ING JPMorgan Emerging Markets Equity
      Portfolio - Service Class**
   ING JPMorgan Small Cap Equity
      Portfolio - Service Class**
   ING Julius Baer Foreign Portfolio - Service Class*
   ING Legg Mason Value Portfolio - Service Class**
   ING Marsico Growth Portfolio - Service Class**
   ING Marsico International Opportunities
      Portfolio - Service Class**
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class**
   ING Oppenheimer Main Street
      Portfolio® - Service Class**
   ING PIMCO High Yield Portfolio - Service Class**
   ING Stock Index Portfolio - Institutional Class**
   ING T. Rowe Price Capital Appreciation
      Portfolio - Service Class**
   ING T. Rowe Price Equity Income
      Portfolio - Service Class
   ING Van Kampen Growth and Income
      Portfolio - Service Class**

ING Mutual Funds:
   ING International Fund - Class Q**
   ING International SmallCap Fund - Class A**
ING Partners, Inc.:
   ING American Century Large Company Value
      Portfolio - Service Class
   ING American Century Select Portfolio - Initial Class**
   ING American Century Select Portfolio - Service Class
   ING American Century Small Cap Value
      Portfolio - Service Class
   ING Baron Small Cap Growth Portfolio - Service Class
   ING Davis Venture Value Portfolio - Service Class
   ING Fundamental Research Portfolio - Service Class
   ING Goldman Sachs® Capital Growth
      Portfolio - Service Class
   ING JPMorgan Fleming International
      Portfolio - Initial Class
   ING JPMorgan Fleming International
      Portfolio - Service Class**
   ING JPMorgan Mid Cap Value Portfolio - Service Class
   ING MFS Capital Opportunities Portfolio - Initial Class
   ING OpCap Balanced Value Portfolio - Service Class
   ING Oppenheimer Global Portfolio - Initial Class**
   ING Oppenheimer Global Portfolio - Service Class
   ING Oppenheimer Strategic Income
      Portfolio - Initial Class**
   ING PIMCO Total Return Portfolio - Service Class
   ING Salomon Brothers Aggressive Growth
      Portfolio - Initial Class
   ING Salomon Brothers Aggressive Growth
      Portfolio - Service Class*
   ING Salomon Brothers Large Cap Growth
      Portfolio - Initial Class**
   ING Solution 2015 Portfolio - Adviser Class**
   ING Solution 2015 Portfolio - Service Class**
   ING Solution 2025 Portfolio - Adviser Class**
   ING Solution 2025 Portfolio - Service Class**
   ING Solution 2035 Portfolio - Adviser Class**
   ING Solution 2035 Portfolio - Service Class**
   ING Solution 2045 Portfolio - Adviser Class**
   ING Solution 2045 Portfolio - Service Class**
   ING Solution Income Portfolio - Adviser Class**
   ING Solution Income Portfolio - Service Class**
   ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Initial Class**
   ING T. Rowe Price Diversified Mid Cap Growth
      Portfolio - Service Class
   ING T. Rowe Price Growth Equity
      Portfolio - Initial Class
   ING T. Rowe Price Growth Equity
      Portfolio - Service Class*
   ING UBS U.S. Large Cap Equity Portfolio - Initial Class
   ING Van Kampen Comstock Portfolio - Service Class
   ING Van Kampen Equity and Income
      Portfolio - Initial Class**
   ING Van Kampen Equity and Income
      Portfolio - Service Class

ING Strategic Allocation Portfolio, Inc.:
 ING VP Strategic Allocation Balanced
  Portfolio - Class I
 ING VP Strategic Allocation Growth Portfolio - Class I
 ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Funds:
 ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
 ING GET U.S. Core Portfolio - Series 1
 ING GET U.S. Core Portfolio - Series 2
 ING GET U.S. Core Portfolio - Series 3
 ING GET U.S. Core Portfolio - Series 5*
 ING GET U.S. Core Portfolio - Series 6*
 ING GET U.S. Core Portfolio - Series 7*
 ING GET U.S. Core Portfolio - Series 8**
 ING GET U.S. Core Portfolio - Series 9**
 ING GET U.S. Core Portfolio - Series 10**
 ING GET U.S. Core Portfolio - Series 11**
ING Variable Portfolios, Inc.:
 ING VP Global Science and Technology
  Portfolio - Class I
 ING VP Growth Portfolio - Class I
 ING VP Index Plus LargeCap Portfolio - Class I
 ING VP Index Plus MidCap Portfolio - Class I
 ING VP Index Plus SmallCap Portfolio - Class I
 ING VP International Equity Portfolio - Class I
 ING VP Small Company Portfolio - Class I
 ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
 ING VP Financial Services Portfolio - Class I*
 ING VP International Value Portfolio - Class I
 ING VP MidCap Opportunities Portfolio - Class I
 ING VP Real Estate Portfolio - Class I*
 ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
 ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
 ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I:
 ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
 ING VP Natural Resources Trust
Janus Adviser Series:
 Janus Adviser Series Balanced Fund - Class S*
Janus Aspen Series:
 Janus Aspen Series Balanced
  Portfolio - Institutional Shares
 Janus Aspen Series Flexible Bond
  Portfolio - Institutional Shares
 Janus Aspen Series Large Cap Growth
  Portfolio - Institutional Shares
 Janus Aspen Series Mid Cap Growth
  Portfolio - Institutional Shares
 Janus Aspen Series Worldwide Growth
  Portfolio - Institutional Shares
Legg Mason Value Trust, Inc.:
 Legg Mason Value Trust, Inc. - Primary Class**

Lord Abbett Affiliated Fund, Inc.:
 Lord Abbett Affiliated Fund - Class A*
Lord Abbett MidCap Value Fund, Inc.:
 Lord Abbett Mid-Cap Value Fund - Class A*
Lord Abbett Research Fund, Inc.:
 Lord Abbett Small-Cap Value Fund - Class A*
Lord Abbett Series Fund, Inc.:
 Lord Abbett Series Fund - Growth and Income
  Portfolio - Class VC
 Lord Abbett Series Fund - Mid-Cap Value
  Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
 Massachusetts Investors Growth Stock Fund - Class A*
MFS® Variable Insurance Trust^{SM}:
 MFS® Total Return Series - Initial Class
New Perspective Fund®, Inc.:
 New Perspective Fund® - Class R-3*
 New Perspective Fund® - Class R-4*
Oppenheimer Capital Appreciation Fund:
 Oppenheimer Capital Appreciation Fund - Class A*
Oppenheimer Developing Markets Fund:
 Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
 Oppenheimer Global Fund - Class A*
Oppenheimer Main Street Fund®, Inc.:
 Oppenheimer Main Street Fund® - Class A*
Oppenheimer Variable Account Funds:
 Oppenheimer Aggressive Growth Fund/VA
 Oppenheimer Global Securities Fund/VA
 Oppenheimer Main Street Fund®/VA
 Oppenheimer Main Street Small Cap Fund®/VA*
 Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
 Pax World Balanced Fund
PIMCO Variable Insurance Trust:
 PIMCO Real Return Portfolio - Admin Class*
Pioneer Fund:
 Pioneer Fund - Class A*
Pioneer High Yield Fund:
 Pioneer High Yield Fund - Class A*
Pioneer Variable Contracts Trust:
 Pioneer Equity Income VCT Portfolio - Class I
 Pioneer Fund VCT Portfolio - Class I
 Pioneer High Yield VCT Portfolio - Class I*
 Pioneer Mid Cap Value VCT Portfolio - Class I
Scudder Equity 500 Index Fund:
 Scudder Equity 500 Index Fund – Investment*
T. Rowe Price Mid-Cap Value Fund, Inc.:
 T. Rowe Price Mid-Cap Value Fund - R Class*
Templeton Funds, Inc.:
 Templeton Foreign Fund - Class A*
Templeton Growth Fund, Inc.:
 Templeton Growth Fund, Inc. - Class A*
Templeton Income Trust:
 Templeton Global Bond Fund - Class A*

The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3*
   The Growth Fund of America® - Class R-4*
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3*
The UBS Funds:
   UBS U.S. Small Cap Growth Fund - Class A*
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio**
   Equity Income Portfolio*
   Small Company Growth Portfolio**

Wanger Advisors Trust:
   Wanger Select*
   Wanger U.S. Smaller Companies*
Washington Mutual Investors Fund[SM] Inc.:
   Washington Mutual Investors Fund[SM] - Class R-3*
   Washington Mutual Investors Fund[SM] - Class R-4*

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Allianz Funds:	PIMCO Funds:
Allianz NFJ Small-Cap Value Fund - Class A	PIMCO NFJ Small-Cap Value Fund - Class A
ING Partners, Inc.:	ING Partners, Inc.:
ING American Century Large Company Value Portfolio - Service Class	ING Salomon Brothers Investors Value Portfolio - Service Class
ING Davis Venture Value Portfolio - Service Class	ING Salomon Brothers Fundamental Value Portfolio - Service Class
ING Fundamental Research Portfolio - Service Class	ING Aeltus Enhanced Index Portfolio - Service Class
Janus Adviser Series:	Janus Adviser Series:
Janus Adviser Series Balanced Fund - Class S	Janus Adviser Series Balanced Fund - Class I
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Growth Portfolio - Institutional Shares

During 2005, the following Divisions were closed to contractowners:

AIM Health Sciences Fund - Investor Class
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING VP Emerging Markets Fund
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series Capital Appreciation Portfolio - Service Shares
Janus Twenty Fund
Moderate Allocation Portfolio
Vanguard® 500 Index Fund - Investor Shares

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

AIM Charter Fund - Class A
AIM Constellation Fund - Class A
AIM Dynamics Fund - Investor Class
AIM Income Fund - Class A
AIM Premier Equity Fund - Class A
AIM V.I. Capital Appreciation Fund - Series II Shares
AIM V.I. Core Equity Fund - Series II Shares
AIM V.I. Premier Equity Fund - Series II Shares
AIM Weingarten Fund - Class A
American Century Ultra® Fund - Advisor Class
Calvert Capital Accumulation Fund - Class A
Citizens Core Growth Fund - Administrative Shares
Citizens Emerging Growth Fund - Administrative Shares
Citizens Global Equity Fund - Administrative Shares
Fidelity® Advisor Balanced Fund - Class T
Fidelity® Advisor Equity Growth Fund - Class T
Fidelity® Advisor Equity Income Fund - Class T
Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Contrafund® Portfolio - Service Class 2
Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Capital Growth Fund - Class A
Goldman Sachs International Equity Fund - Class A
ING Aeltus Money Market Fund - Class A
ING American Century Large Company Value
    Portfolio - Adviser Class
ING American Century Select Portfolio - Adviser Class
ING American Century Small Cap Value
    Portfolio - Adviser Class
ING Balanced Fund - Class A
ING Baron Small Cap Growth Portfolio - Adviser Class
ING Equity Income Fund - Class A
ING Evergreen Omega Portfolio - Institutional Class
ING FMR^{SM} Earnings Growth
    Portfolio - Institutional Class
ING Fundamental Research Portfolio - Adviser Class
ING Global Science and Technology Fund - Class A
ING Global Value Choice Fund - Class A
ING Goldman Sachs® Core Equity
    Portfolio - Adviser Class
ING Growth Fund - Class A
ING Index Plus LargeCap Fund - Class A
ING Index Plus MidCap Fund - Class A
ING Index Plus SmallCap Fund - Class A
ING International Growth Fund - Class A
ING International Value Fund - Class A
ING JPMorgan Emerging Markets Equity
    Portfolio - Adviser Class
ING JPMorgan Fleming International
    Portfolio - Adviser Class
ING JPMorgan Mid Cap Value Portfolio - Adviser Class

ING Julius Baer Foreign Portfolio - Institutional Class
ING LargeCap Growth Fund - Class A
ING Legg Mason Value Portfolio - Institutional Class
ING MFS Capital Opportunities
    Portfolio - Adviser Class
ING MFS Capital Opportunities
    Portfolio - Service Class
ING MFS Total Return Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Adviser Class
ING Oppenheimer Strategic Income
    Portfolio - Service Class
ING PIMCO Total Return Portfolio - Adviser Class
ING Pioneer Fund Portfolio - Institutional Class
ING Salomon Brothers Aggressive Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Adviser Class
ING Salomon Brothers Large Cap Growth
    Portfolio - Service Class
ING Small Company Fund - Class A
ING SmallCap Opportunities Fund - Class A
ING Strategic Allocation Balanced Fund - Class A
ING Strategic Allocation Growth Fund - Class A
ING Strategic Allocation Income Fund - Class A
ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
ING T. Rowe Price Equity Income
    Portfolio - Adviser Class
ING T. Rowe Price Growth Equity
    Portfolio - Adviser Class
ING UBS U.S. Large Cap Equity
    Portfolio - Service Class
ING Van Kampen Comstock Portfolio - Adviser Class
ING Van Kampen Comstock Portfolio - Initial Class
ING Van Kampen Equity and Income
    Portfolio - Adviser Class
ING VP Global Science and Technology
    Portfolio - Class S
ING VP Growth Portfolio - Class S
ING VP Index Plus LargeCap Portfolio - Class S
ING VP Index Plus MidCap Portfolio - Class S
ING VP Index Plus SmallCap Portfolio - Class S
ING VP International Equity Portfolio - Class S
ING VP International Value Portfolio - Class S
ING VP MidCap Opportunities Portfolio - Class S
ING VP Small Company Portfolio - Class S
ING VP SmallCap Opportunities Portfolio - Class S
ING VP Value Opportunity Portfolio - Class S
Janus Adviser Series Flexible Bond Fund - Class S
Janus Adviser Series Forty Fund - Class S
Janus Adviser Series Large Cap Growth Fund - Class S
Janus Adviser Series Mid Cap Growth Fund - Class S

Janus Adviser Series Worldwide Fund - Class S	MFS® Total Return Fund - Class A
Jennison Equity Opportunity Fund - Class A	Oppenheimer Capital Income Fund - Class A
Jennison Growth Fund - Class A	Oppenheimer Core Bond Fund - Class A
Lazard Emerging Markets Portfolio - Open Shares	Oppenheimer High Yield Fund - Class A
Lazard International Equity Portfolio - Open Shares	Pioneer Equity Income Fund - Class A
Lazard Small Cap Portfolio - Open Shares	Pioneer Equity-Income VCT Portfolio - Class II
Legg Mason Special Investment	Pioneer Fund VCT Portfolio - Class II
Trust, Inc. - Primary Class	Pioneer Growth Shares - Class A
LKCM Aquinas Growth Fund	Pioneer Mid Cap Value VCT Portfolio - Class II
MFS® Capital Opportunities Fund - Class A	T. Rowe Price Science and Technology
MFS® Emerging Growth Fund - Class A	Fund - Advisor Class
MFS® Global Equity Fund - Class A	T. Rowe Price Value Fund - Advisor Class
MFS® Research Fund - Class A	The Growth Fund of America® - Class A

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

Contract Maintenance Charges

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.0% of premiums.

Other Contract Charges

For certain Contracts, an additional annual charge of 1.0% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

4. **Related Party Transactions**

During the year ended December 31, 2005, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING GET Fund, ING Series Fund, Inc., ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.10% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

5. **Fund of Funds**

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2004 which invested in other Divisions of the Account, as well as in fixed interest divisions, which are not part of the Account. As of December 31, 2005 the fund was closed to contractowners and had no net assets.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 73	$ 81	$ 197	$ 3
AIM Small Cap Growth Fund - Class A	10	2	-	-
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	67	1	-	-
AIM Sector Funds:				
AIM Health Sciences Fund - Investor Class	34	56	19	-
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	1,852	4,568	1,654	2,937
AIM V.I. Core Equity Fund - Series I Shares	1,610	9,287	2,162	9,311
AIM V.I. Growth Fund - Series I Shares	1,413	3,513	2,126	2,899
AIM V.I. Premier Equity Fund - Series I Shares	944	4,403	1,643	4,004
Alliance Bernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund - Class A	19	1	20	-
Alliance Bernstein Variable Products Series Fund, Inc.:				
AllianceBernstein VPSF Growth and Income Portfolio Class A	213	10	57	9
Allianz Funds:				
Allianz NFJ Small-Cap Value Fund - Class A	367	15	48	-
American Century Quantitative Equity Funds:				
American Century Income & Growth Fund - Advisor Class	2,172	886	2,231	701
American Funds®:				
American Balanced Fund® - Class R-3	2,545	136	1,273	33
Ariel Investment Trust:				
Ariel Appreciation Fund	227	19	184	3
Ariel Fund	449	35	148	1
Baron Funds Investment Trust:				
Baron Asset Fund	268	16	130	1
Baron Growth Fund	769	132	351	1
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	8,974	10,949	9,157	7,544
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	584	36	524	25
EuroPacific Growth Fund® - Class R-4	42,048	2,379	17,240	2,246
Evergreen Special Values Fund:				
Evergreen Special Values Fund - Class A	33,472	3,597	28,102	1,963
Fidelity® Advisor Series I:				
Fidelity® Advisor Mid Cap Fund - Class T	205	18	385	5

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Fidelity® Variable Insurance Products:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	$ 1,284	$ 3,160	$ 4,627	$ 6,533
Fidelity® VIP Contrafund® Portfolio - Initial Class	150,739	23,125	107,499	21,985
Fidelity® VIP Equity-Income Portfolio - Initial Class	39,164	44,472	57,164	14,598
Fidelity® VIP Growth Portfolio - Initial Class	7,925	71,418	21,802	34,986
Fidelity® VIP High Income Portfolio - Initial Class	10,475	9,011	5,887	7,888
Fidelity® VIP Index 500 Portfolio - Initial Class	8,157	11,676	11,965	5,993
Fidelity® VIP Overseas Portfolio - Initial Class	18,623	21,649	26,271	19,814
Franklin Mutual Series Fund, Inc.:				
Mutual Discovery Fund - Class R	474	14	168	1
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	264	38	62	-
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	26,772	9,218	35,727	8,457
Hibernia Funds:				
Hibernia Mid Cap Equity Fund - Class A	7,118	7,096	-	-
ING Equity Trust:				
ING Financial Services Fund - Class A	42	-	14	5
ING Real Estate Fund - Class A	784	123	264	1
ING Funds Trust:				
ING GNMA Income Fund - Class A	414	93	533	128
ING Intermediate Bond Fund - Class A	415	111	540	4
ING GET Fund:				
ING GET Fund - Series H	657	13,537	837	5,364
ING GET Fund - Series I	39	778	36	332
ING GET Fund - Series J	25	356	16	38
ING GET Fund - Series K	95	1,375	57	397
ING GET Fund - Series L	24	82	36	359
ING GET Fund - Series Q	202	759	150	614
ING GET Fund - Series S	1,405	10,017	1,379	9,609
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	1,427	319	-	-
ING Evergreen Health Sciences Portfolio - Class S	1,596	163	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	7,206	2,811	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	17,464	1,993	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	8,314	2,167	-	-
ING JPMorgan Small Cap Equity Portfolio - Service Class	335	54	-	-
ING Julius Baer Foreign Portfolio - Service Class	11,130	4,039	2,216	929
ING Legg Mason Value Portfolio - Service Class	1,653	13	-	-
ING Marsico Growth Portfolio - Service Class	1,172	55	-	-
ING Marsico International Opportunities Portfolio - Service Class	1,703	473	-	-

136

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING MFS Total Return Portfolio - Service Class	$ 17,371	$ 4,100	$ 19,854	$ 716
ING MFS Utilities Portfolio - Service Class	1,501	302	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	208	2	-	-
ING PIMCO High Yield Portfolio - Service Class	4,307	2,885	-	-
ING Stock Index Portfolio - Institutional Class	24,638	1,885	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	18,748	14	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	26,141	1,792	26,224	805
ING Van Kampen Growth and Income Portfolio - Service Class	8,256	-	-	-
ING Mutual Funds:				
ING International Fund - Class Q	2	-	-	-
ING International SmallCap Fund - Class A	284	50	-	-
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	616	1,961	3,414	2,078
ING American Century Select Portfolio - Initial Class	172,434	27,207	-	-
ING American Century Select Portfolio - Service Class	241	2,162	2,189	2,382
ING American Century Small Cap Value Portfolio - Service Class	9,722	2,504	20,538	3,062
ING Baron Small Cap Growth Portfolio - Service Class	26,656	10,987	39,264	5,510
ING Davis Venture Value Portfolio - Service Class	743	3,997	3,462	3,271
ING Fundamental Research Portfolio - Service Class	473	541	2,645	2,038
ING Goldman Sachs® Capital Growth Portfolio - Service Class	775	308	761	204
ING JPMorgan Fleming International Portfolio - Initial Class	24,688	35,386	27,535	36,640
ING JPMorgan Fleming International Portfolio - Service Class	3	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	15,265	5,322	10,789	1,764
ING MFS Capital Opportunities Portfolio - Initial Class	6,758	31,928	3,975	28,297
ING OpCap Balanced Value Portfolio - Service Class	1,335	5,590	11,582	1,728
ING Oppenheimer Global Portfolio - Initial Class	815,706	67,337	-	-
ING Oppenheimer Global Portfolio - Service Class	1,670	3,745	2,922	2,188
ING Oppenheimer Strategic Income Portfolio - Initial Class	134,851	18,339	-	-
ING PIMCO Total Return Portfolio - Service Class	29,037	17,327	23,537	12,278
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	8,281	44,354	8,616	40,713
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	17	1	89	74
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	4,730	803	-	-
ING Solution 2015 Portfolio - Adviser Class	452	15	-	-
ING Solution 2015 Portfolio - Service Class	2,058	129	-	-
ING Solution 2025 Portfolio - Adviser Class	264	-	-	-
ING Solution 2025 Portfolio - Service Class	1,880	18	-	-
ING Solution 2035 Portfolio - Adviser Class	435	2	-	-
ING Solution 2035 Portfolio - Service Class	1,150	9	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Solution 2045 Portfolio - Adviser Class	$ 255	$ -	$ -	$ -
ING Solution 2045 Portfolio - Service Class	923	366	-	-
ING Solution Income Portfolio - Adviser Class	43	3	-	-
ING Solution Income Portfolio - Service Class	339	4	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	414,839	46,638	-	17
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	958	9,688	5,699	6,093
ING T. Rowe Price Growth Equity Portfolio - Initial Class	14,955	39,142	34,665	15,692
ING T. Rowe Price Growth Equity Portfolio - Service Class	327	125	199	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	8,289	19,867	6,956	16,324
ING Van Kampen Comstock Portfolio - Service Class	36,332	9,633	37,045	5,632
ING Van Kampen Equity and Income Portfolio - Initial Class	336,044	21,761	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	4,026	6,314	1,803	505
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	12,839	12,121	14,729	8,228
ING VP Strategic Allocation Growth Portfolio - Class I	8,215	12,480	11,072	7,100
ING VP Strategic Allocation Income Portfolio - Class I	15,080	13,050	12,768	12,208
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	26,103	365,769	95,716	345,382
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	105	809	17	229
ING GET U.S. Core Portfolio - Series 2	792	7,686	163	2,768
ING GET U.S. Core Portfolio - Series 3	1,719	16,800	72,277	20,035
ING GET U.S. Core Portfolio - Series 5	17	66	673	14
ING GET U.S. Core Portfolio - Series 6	556	1,657	6,826	1,290
ING GET U.S. Core Portfolio - Series 7	482	645	4,344	330
ING GET U.S. Core Portfolio - Series 8	1,871	353	-	-
ING GET U.S. Core Portfolio - Series 9	276	57	-	-
ING GET U.S. Core Portfolio - Series 10	108	1	-	-
ING GET U.S. Core Portfolio - Series 11	80	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology Portfolio - Class I	9,865	13,869	12,570	17,824
ING VP Growth Portfolio - Class I	2,954	20,048	5,054	16,997
ING VP Index Plus LargeCap Portfolio - Class I	22,393	73,381	60,182	49,503
ING VP Index Plus MidCap Portfolio - Class I	62,740	20,754	85,765	5,148
ING VP Index Plus SmallCap Portfolio - Class I	36,307	16,089	45,854	6,578
ING VP International Equity Portfolio - Class I	11,254	10,878	10,372	9,942
ING VP Small Company Portfolio - Class I	12,981	42,294	14,104	27,514
ING VP Value Opportunity Portfolio - Class I	11,867	28,815	6,785	39,511

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 1,022	$ 470	$ 199	$ 18
ING VP International Value Portfolio - Class I	34,818	16,031	28,395	9,954
ING VP MagnaCap Portfolio - Class I	4,004	5,694	574	513
ING VP MidCap Opportunities Portfolio - Class I	914	1,685	3,343	2,444
ING VP Real Estate Portfolio - Class I	22,323	6,446	24,030	124
ING VP SmallCap Opportunities Portfolio - Class I	4,749	4,288	2,250	2,865
ING VP Balanced Portfolio - Class I:				
ING VP Balanced Portfolio - Class I	33,130	99,210	37,540	51,777
ING VP Emerging Markets Fund:				
ING VP Emerging Markets Fund	20,710	34,400	14,135	13,341
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	61,080	58,882	125,882	96,548
ING VP Money Market Portfolio - Class I:				
ING VP Money Market Portfolio - Class I	76,707	86,828	70,314	110,686
ING VP Natural Resources Trust:				
ING VP Natural Resources Trust	40,080	14,225	10,592	5,600
Janus Adviser Series:				
Janus Adviser Series Balanced Fund - Class S	-	-	-	-
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,674	346,487	18,989	68,491
Janus Aspen Series Capital Appreciation Portfolio - Service Shares	779	3,859	645	1,091
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	1,399	79,337	13,791	23,472
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	2,985	190,109	6,738	54,520
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	436	429,358	6,887	91,489
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	3,249	416,240	15,748	139,377
Janus Twenty Fund:				
Janus Twenty Fund	23	682	98	70
Legg Mason Value Trust, Inc.:				
Legg Mason Value Trust, Inc. - Primary Class	1,191	13	-	-
Lord Abbett Affiliated Fund, Inc.:				
Lord Abbett Affiliated Fund - Class A	635	92	211	-
Lord Abbett MidCap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund - Class A	577	39	270	1
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	465	26	525	9
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	26,335	9,003	50,385	580
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	54,636	5,406	57,843	2,780

| | Year ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	$ 274	$ 52	$ 164	$ -
MFS® Variable Insurance Trust℠:				
MFS® Total Return Series - Initial Class	20,517	10,187	14,888	4,409
Moderate Allocation Portfolio:				
Moderate Allocation Portfolio	1	1	1	1
New Perspective Fund®, Inc.:				
New Perspective Fund® - Class R-3	283	15	189	1
New Perspective Fund® - Class R-4	15,811	3,213	7,868	15
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	105	20	203	1
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	68,513	13,663	33,022	7,521
Oppenheimer Global Fund:				
Oppenheimer Global Fund - Class A	46	3	4	-
Oppenheimer Main Street Fund®, Inc.:				
Oppenheimer Main Street Fund® - Class A	12	4	12	-
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth Fund/VA	-	1	-	1
Oppenheimer Global Securities Fund/VA	25,715	406,580	111,120	10,604
Oppenheimer Main Street Fund®/VA	1	5	13	5
Oppenheimer Main Street Small Cap Fund®/VA	1,077	86	4	-
Oppenheimer Strategic Bond Fund/VA	8,480	52,563	21,163	8,379
Pax World Balanced Fund, Inc.:				
Pax World Balanced Fund	40,205	3,803	14,148	2,458
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Admin Class	16,629	2,910	12,094	2,557
Pioneer Fund:				
Pioneer Fund - Class A	25	2	1	-
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	433	85	438	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT Portfolio - Class I	42,650	2,739	17,956	2,903
Pioneer Fund VCT Portfolio - Class I	2,433	678	1,317	459
Pioneer High Yield VCT Portfolio - Class I	4,236	1,368	9,849	5,505
Pioneer Mid Cap Value VCT Portfolio - Class I	35,675	8,916	32,841	1,225
Scudder Equity 500 Index Fund:				
Scudder Equity 500 Index Fund - Investment	66	2	2	-
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	228	81	605	13
Templeton Funds, Inc.				
Templeton Foreign Fund - Class A	282	114	404	1

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year ended December 31			
	2005		**2004**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Templeton Growth Fund, Inc.:				
Templeton Growth Fund, Inc. - Class A	$ 335	$ 27	$ 60	$ 2
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	15,950	6,471	6,516	117
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	2,371	138	1,249	14
The Growth Fund of America® - Class R-4	86,087	7,175	47,831	29
The Income Fund of America®, Inc:				
The Income Fund of America® - Class R-3	242	51	105	-
THE UBS Funds:				
UBS U.S. Small Cap Growth Fund - Class A	25	1	48	5
Vanguard® Index Funds:				
Vanguard® 500 Index Fund - Investor Shares	2	22	18	-
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	61	-	-	-
Equity Income Portfolio	55	15	193	2
Small Company Growth Portfolio	-	-	-	-
Wanger Advisors Trust:				
Wanger Select	4,675	338	4,017	2,085
Wanger U.S. Smaller Companies	6,750	327	3,826	1,898
Washington Mutual Investors Fund^{SM}, Inc.:				
Washington Mutual Investors Fund^{SM} - Class R-3	1,078	138	1,189	11
Washington Mutual Investors Fund^{SM} - Class R-4	31,504	1,420	34,398	1

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

7.   Changes in Units

The changes in units outstanding were as follows:

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	5,274	7,073	(1,799)	18,089	363	17,726
AIM Small Cap Growth Fund - Class A	828	159	669	2	-	2
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	3,216	1,026	2,190	-	-	-
AIM Sector Funds:						
AIM Health Sciences Fund - Investor Class	3,384	5,505	(2,121)	2,121	-	2,121
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	657,564	938,403	(280,839)	742,209	869,850	(127,641)
AIM V.I. Core Equity Fund - Series I Shares	652,531	1,582,206	(929,675)	1,291,268	2,215,263	(923,995)
AIM V.I. Growth Fund - Series I Shares	641,539	979,129	(337,590)	1,145,485	1,259,825	(114,340)
AIM V.I. Premier Equity Fund - Series I Shares	583,392	1,036,124	(452,732)	751,710	1,080,717	(329,007)
Alliance Bernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund - Class A	4,757	3,013	1,744	2,045	-	2,045
Alliance Bernstein Variable Products Series Fund, Inc.:						
AllianceBernstein VPSF Growth and Income Portfolio Class A	25,397	7,513	17,884	5,250	825	4,425
Allianz Funds:						
Allianz NFJ Small-Cap Value Fund - Class A	30,481	4,480	26,001	4,379	1	4,378
American Century Quantitative Equity Funds:						
American Century Income & Growth Fund - Advisor Class	190,518	84,539	105,979	235,587	74,839	160,748
American Funds®:						
American Balanced Fund® - Class R-3	319,031	99,566	219,465	123,582	3,442	120,140
Ariel Investment Trust:						
Ariel Appreciation Fund	19,958	2,090	17,868	17,879	265	17,614
Ariel Fund	48,071	15,132	32,939	13,247	55	13,192

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year Ended December 31, 2005 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Baron Funds Investment Trust:						
Baron Asset Fund	24,239	5,490	18,749	11,207	120	11,087
Baron Growth Fund	77,196	27,783	49,413	32,446	27	32,419
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	751,138	889,570	(138,432)	1,041,397	888,653	152,744
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	56,612	17,199	39,413	50,937	3,074	47,863
EuroPacific Growth Fund® - Class R-4	3,579,009	482,256	3,096,753	1,797,191	371,265	1,425,926
Evergreen Special Values Fund:						
Evergreen Special Values Fund - Class A	1,489,104	318,494	1,170,610	1,695,681	203,107	1,492,574
Fidelity® Advisor Series I:						
Fidelity® Advisor Mid Cap Fund - Class T	37,611	26,382	11,229	37,590	494	37,096
Fidelity® Variable Insurance Products:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	54,430	176,044	(121,614)	243,157	373,104	(129,947)
Fidelity® VIP Contrafund® Portfolio - Initial Class	13,414,396	7,968,285	5,446,111	11,489,088	6,904,554	4,584,534
Fidelity® VIP Equity-Income Portfolio - Initial Class	4,806,816	6,275,519	(1,468,703)	6,906,749	4,382,178	2,524,571
Fidelity® VIP Growth Portfolio - Initial Class	4,448,061	8,541,945	(4,093,884)	7,136,852	7,655,957	(519,105)
Fidelity® VIP High Income Portfolio - Initial Class	1,109,272	1,029,711	79,561	668,003	966,956	(298,953)
Fidelity® VIP Index 500 Portfolio - Initial Class	342,733	529,692	(186,959)	580,064	318,865	261,199
Fidelity® VIP Overseas Portfolio - Initial Class	2,268,728	2,476,978	(208,250)	3,021,891	2,493,825	528,066
Franklin Mutual Series Fund, Inc.:						
Mutual Discovery Fund - Class R	55,437	20,918	34,519	16,092	55	16,037
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	29,841	9,525	20,316	6,429	-	6,429
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	2,368,454	1,237,900	1,130,554	3,340,616	1,293,673	2,046,943
Hibernia Funds:						
Hibernia Mid Cap Equity Fund - Class A	603,182	593,036	10,146	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year Ended December 31, 2005					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Equity Trust:						
ING Financial Services Fund - Class A	3,510	-	3,510	1,357	489	868
ING Real Estate Fund - Class A	77,916	32,627	45,289	22,279	75	22,204
ING Funds Trust:						
ING GNMA Income Fund - Class A	78,924	49,605	29,319	52,369	12,638	39,731
ING Intermediate Bond Fund - Class A	77,868	50,790	27,078	53,075	1,008	52,067
ING GET Fund:						
ING GET Fund - Series H	3,588	1,286,620	(1,283,032)	71,808	553,919	(482,111)
ING GET Fund - Series I	16,405	91,766	(75,361)	391	31,291	(30,900)
ING GET Fund - Series J	-	34,806	(34,806)	-	3,174	(3,174)
ING GET Fund - Series K	139	131,076	(130,937)	-	36,528	(36,528)
ING GET Fund - Series L	-	7,181	(7,181)	-	33,717	(33,717)
ING GET Fund - Series Q	6,298	67,826	(61,528)	-	53,457	(53,457)
ING GET Fund - Series S	134,237	1,022,581	(888,344)	234,100	1,092,787	(858,687)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	115,656	27,844	87,812	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	151,605	22,736	128,869	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	682,372	292,670	389,702	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,580,703	184,531	1,396,172	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	768,289	255,901	512,388	-	-	-
ING JPMorgan Small Cap Equity Portfolio - Service Class	30,538	5,593	24,945	-	-	-
ING Julius Baer Foreign Portfolio - Service Class	933,037	397,402	535,635	229,069	107,022	122,047
ING Legg Mason Value Portfolio - Service Class	155,179	7,250	147,929	-	-	-
ING Marsico Growth Portfolio - Service Class	108,232	6,519	101,713	-	-	-
ING Marsico International Opportunities Portfolio - Service Class	158,849	50,599	108,250	-	-	-
ING MFS Total Return Portfolio - Service Class	1,439,643	543,650	895,993	1,891,673	356,177	1,535,496
ING MFS Utilities Portfolio - Service Class	138,963	34,731	104,232	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	19,588	146	19,442	-	-	-
ING PIMCO High Yield Portfolio - Service Class	421,038	285,920	135,118	-	-	-
ING Stock Index Portfolio - Institutional Class	2,336,668	170,640	2,166,028	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year Ended December 31, 2005 | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	1,778,971	27,057	1,751,914	-	-	-
ING T. Rowe Price Equity Income Portfolio - Service Class	3,655,675	2,047,631	1,608,044	2,182,364	296,163	1,886,201
ING Van Kampen Growth and Income Portfolio - Service Class	763,765	5,097	758,668	-	-	-
ING Mutual Funds:						
ING International Fund - Class Q	195	-	195	-	-	-
ING International SmallCap Fund - Class A	23,217	3,715	19,502	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	92,556	190,256	(97,700)	374,791	268,450	106,341
ING American Century Select Portfolio - Initial Class	19,185,025	3,757,068	15,427,957	-	-	-
ING American Century Select Portfolio - Service Class	37,384	265,124	(227,740)	320,348	343,211	(22,863)
ING American Century Small Cap Value Portfolio - Service Class	1,704,949	1,422,155	282,794	1,941,068	562,491	1,378,577
ING Baron Small Cap Growth Portfolio - Service Class	3,349,758	2,258,361	1,091,397	3,819,436	1,181,534	2,637,902
ING Davis Venture Value Portfolio - Service Class	103,707	287,606	(183,899)	445,245	420,619	24,626
ING Fundamental Research Portfolio - Service Class	66,902	75,430	(8,528)	361,801	283,845	77,956
ING Goldman Sachs® Capital Growth Portfolio - Service Class	97,604	57,426	40,178	96,777	41,417	55,360
ING JPMorgan Fleming International Portfolio - Initial Class	2,345,638	2,931,635	(585,997)	3,086,669	3,493,363	(406,694)
ING JPMorgan Fleming International Portfolio - Service Class	255	-	255	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,180,113	605,153	574,960	1,037,259	353,788	683,471
ING MFS Capital Opportunities Portfolio - Initial Class	943,877	2,267,251	(1,323,374)	1,546,673	2,633,769	(1,087,096)
ING OpCap Balanced Value Portfolio - Service Class	280,689	590,397	(309,708)	1,291,880	525,561	766,319
ING Oppenheimer Global Portfolio - Initial Class	86,257,752	11,756,932	74,500,820	-	-	-
ING Oppenheimer Global Portfolio - Service Class	163,468	344,059	(180,591)	293,242	230,406	62,836
ING Oppenheimer Strategic Income Portfolio - Initial Class	14,546,767	3,157,025	11,389,742	-	-	-
ING PIMCO Total Return Portfolio - Service Class	3,177,512	2,236,389	941,123	3,073,334	2,046,501	1,026,833
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	3,153,236	6,114,805	(2,961,569)	5,042,874	7,674,056	(2,631,182)
ING Salomon Brothers Aggressive Growth Portfolio - Service Class	4,410	2,804	1,606	8,787	7,198	1,589
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class	446,343	75,495	370,848	-	-	-
ING Solution 2015 Portfolio - Adviser Class	42,530	1,394	41,136	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

		Year Ended December 31, 2005				
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Service Class	204,910	19,792	185,118	-	-	-
ING Solution 2025 Portfolio - Adviser Class	24,368	6	24,362	-	-	-
ING Solution 2025 Portfolio - Service Class	177,892	2,287	175,605	-	-	-
ING Solution 2035 Portfolio - Adviser Class	39,876	187	39,689	-	-	-
ING Solution 2035 Portfolio - Service Class	110,260	4,199	106,061	-	-	-
ING Solution 2045 Portfolio - Adviser Class	22,636	7	22,629	-	-	-
ING Solution 2045 Portfolio - Service Class	85,067	33,177	51,890	-	-	-
ING Solution Income Portfolio - Adviser Class	4,196	286	3,910	-	-	-
ING Solution Income Portfolio - Service Class	33,354	277	33,077	-	-	-
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	45,657,808	7,390,311	38,267,497	-	1,154	(1,154)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	184,299	1,369,227	(1,184,928)	1,358,272	1,438,664	(80,392)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,230,785	4,471,229	(1,240,444)	4,770,419	3,524,768	1,245,651
ING T. Rowe Price Growth Equity Portfolio - Service Class	48,163	29,461	18,702	20,449	78	20,371
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,934,400	2,841,954	(907,554)	2,141,739	2,820,470	(678,731)
ING Van Kampen Comstock Portfolio - Service Class	3,344,671	1,521,089	1,823,582	4,110,698	1,455,969	2,654,729
ING Van Kampen Equity and Income Portfolio - Initial Class	36,677,957	5,001,951	31,676,006	-	-	-
ING Van Kampen Equity and Income Portfolio - Service Class	298,569	403,288	(104,719)	93,390	38,374	55,016
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	1,573,652	1,541,384	32,268	2,104,345	1,638,746	465,599
ING VP Strategic Allocation Growth Portfolio - Class I	1,218,087	1,575,434	(357,347)	1,598,014	1,292,531	305,483
ING VP Strategic Allocation Income Portfolio - Class I	1,361,567	1,238,211	123,356	1,184,077	1,140,198	43,879
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	9,408,103	26,921,396	(17,513,293)	14,531,937	27,718,675	(13,186,738)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	-	75,211	(75,211)	-	19,657	(19,657)
ING GET U.S. Core Portfolio - Series 2	7,193	738,226	(731,033)	100,626	334,903	(234,277)
ING GET U.S. Core Portfolio - Series 3	234,875	1,794,121	(1,559,246)	7,854,478	2,575,458	5,279,020
ING GET U.S. Core Portfolio - Series 5	7,119	12,535	(5,416)	67,403	952	66,451
ING GET U.S. Core Portfolio - Series 6	137,731	239,855	(102,124)	685,757	129,749	556,008
ING GET U.S. Core Portfolio - Series 7	15,417	26,473	(11,056)	434,458	32,788	401,670
ING GET U.S. Core Portfolio - Series 8	176,006	21,908	154,098	-	-	-
ING GET U.S. Core Portfolio - Series 9	22,520	416	22,104	-	-	-
ING GET U.S. Core Portfolio - Series 10	11,186	425	10,761	-	-	-
ING GET U.S. Core Portfolio - Series 11	8,000	-	8,000	-	-	-
ING Variable Portfolios, Inc.:						
ING VP Global Science and Technology Portfolio - Class I	4,289,180	5,282,630	(993,450)	7,185,981	8,826,369	(1,640,388)
ING VP Growth Portfolio - Class I	1,236,907	2,654,888	(1,417,981)	1,932,974	2,775,140	(842,166)
ING VP Index Plus LargeCap Portfolio - Class I	4,343,937	7,583,068	(3,239,131)	9,746,045	8,875,064	870,981
ING VP Index Plus MidCap Portfolio - Class I	5,843,966	4,954,015	889,951	8,240,855	3,533,221	4,707,634
ING VP Index Plus SmallCap Portfolio - Class I	3,545,534	2,753,698	791,836	5,377,363	2,451,264	2,926,099
ING VP International Equity Portfolio - Class I	1,605,744	1,610,821	(5,077)	1,728,037	1,670,535	57,502
ING VP Small Company Portfolio - Class I	2,000,872	3,630,655	(1,629,783)	3,283,536	3,946,455	(662,919)
ING VP Value Opportunity Portfolio - Class I	1,634,789	2,797,677	(1,162,888)	1,935,086	3,913,217	(1,978,131)
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	93,458	44,499	48,959	20,421	2,952	17,469
ING VP International Value Portfolio - Class I	5,374,540	4,267,756	1,106,784	3,743,766	2,066,960	1,676,806
ING VP MagnaCap Portfolio - Class I	450,107	633,037	(182,930)	93,937	88,469	5,468
ING VP MidCap Opportunities Portfolio - Class I	177,419	246,400	(68,981)	505,997	417,195	88,802
ING VP Real Estate Portfolio - Class I	1,939,149	850,727	1,088,422	2,146,817	186,905	1,959,912
ING VP SmallCap Opportunities Portfolio - Class I	762,167	702,493	59,674	651,403	734,610	(83,207)
ING VP Balanced Portfolio - Class I:						
ING VP Balanced Portfolio - Class I	5,225,860	8,629,829	(3,403,969)	6,444,389	6,836,684	(392,295)

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING VP Emerging Markets Fund:						
ING VP Emerging Markets Fund	1,927,139	2,965,545	(1,038,406)	1,647,146	1,581,428	65,718
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	5,434,219	6,061,788	(627,569)	8,215,620	8,521,505	(305,885)
ING VP Money Market Portfolio - Class I:						
ING VP Money Market Portfolio - Class I	9,545,207	10,245,127	(699,920)	11,292,974	14,025,254	(2,732,280)
ING VP Natural Resources Trust:						
ING VP Natural Resources Trust	2,431,011	1,209,055	1,221,956	869,736	542,584	327,152
Janus Adviser Series:						
Janus Adviser Series Balanced Fund - Class S	41	3	38	8	-	8
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	1,307,431	18,021,784	(16,714,353)	4,861,068	7,327,168	(2,466,100)
Janus Aspen Series Capital Appreciation Portfolio - Service Shares	357,690	4,847,278	(4,489,588)	82,616	140,531	(57,915)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	99,125	463,894	(364,769)	1,996,838	2,768,202	(771,364)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	656,877	12,970,015	(12,313,138)	2,862,869	5,692,269	(2,829,400)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	1,432,630	26,882,744	(25,450,114)	6,055,797	10,760,444	(4,704,647)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	1,594,636	25,682,993	(24,088,357)	5,649,716	12,560,154	(6,910,438)
Janus Twenty Fund:						
Janus Twenty Fund	4,852	128,850	(123,998)	21,684	14,890	6,794
Legg Mason Value Trust, Inc.:						
Legg Mason Value Trust, Inc. - Primary Class	115,818	571	115,247	-	-	-
Lord Abbett Affiliated Fund, Inc.:						
Lord Abbett Affiliated Fund - Class A	72,449	26,473	45,976	20,016	7	20,009
Lord Abbett MidCap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund - Class A	66,205	26,978	39,227	24,133	16	24,117
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	49,475	20,211	29,264	46,008	1,179	44,829
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	6,140,628	3,064,937	3,075,691	5,878,996	1,189,943	4,689,053
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,980,759	2,104,629	876,130	6,435,125	1,805,358	4,629,767

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | Year Ended December 31, 2005 | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	41,937	20,266	21,671	17,013	6	17,007
MFS® Variable Insurance Trust℠:						
MFS® Total Return Series - Initial Class	1,300,090	847,323	452,767	1,163,591	418,755	744,836
Moderate Allocation Portfolio:						
Moderate Allocation Portfolio	179	6,042	(5,863)	5,863	-	5,863
New Perspective Fund®, Inc.:						
New Perspective Fund® - Class R-3	27,316	6,028	21,288	18,425	60	18,365
New Perspective Fund® - Class R-4	1,382,338	384,183	998,155	816,804	55,147	761,657
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	29,913	21,388	8,525	21,208	190	21,018
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	2,498,652	787,614	1,711,038	1,653,384	525,460	1,127,924
Oppenheimer Global Fund:						
Oppenheimer Global Fund - Class A	2,955	172	2,783	286	-	286
Oppenheimer Main Street Fund®, Inc.:						
Oppenheimer Main Street Fund® - Class A	1,206	469	737	1,214	-	1,214
Oppenheimer Variable Account Funds:						
Oppenheimer Aggressive Growth Fund/VA	15	15	-	1	1	-
Oppenheimer Global Securities Fund/VA	2,306,421	24,521,856	(22,215,435)	10,759,811	4,601,582	6,158,229
Oppenheimer Main Street Fund®/VA	52	52	-	1,481	1,481	-
Oppenheimer Main Street Small Cap Fund®/VA	101,111	12,853	88,258	369	-	369
Oppenheimer Strategic Bond Fund/VA	714,833	4,010,467	(3,295,634)	2,350,521	1,514,577	835,944
Pax World Balanced Fund, Inc.:						
Pax World Balanced Fund	3,804,120	536,344	3,267,776	1,535,363	363,518	1,171,845
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Admin Class	1,623,800	409,351	1,214,449	1,377,653	495,693	881,960
Pioneer Fund:						
Pioneer Fund - Class A	1,918	148	1,770	111	-	111

| | **Year Ended December 31, 2005** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	65,898	37,685	28,213	41,804	2	41,802
Pioneer Variable Contracts Trust:						
Pioneer Equity Income VCT Portfolio - Class I	3,956,471	787,125	3,169,346	2,132,114	757,409	1,374,705
Pioneer Fund VCT Portfolio - Class I	287,650	133,882	153,768	182,191	91,003	91,188
Pioneer High Yield VCT Portfolio - Class I	408,850	181,636	227,214	1,158,236	739,060	419,176
Pioneer Mid Cap Value VCT Portfolio - Class I	2,687,081	1,161,373	1,525,708	3,023,990	605,598	2,418,392
Scudder Equity 500 Index Fund:						
Scudder Equity 500 Index Fund - Investment	5,228	179	5,049	148	-	148
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	47,438	37,877	9,561	55,070	1,723	53,347
Templeton Funds, Inc.						
Templeton Foreign Fund - Class A	38,689	27,170	11,519	39,458	117	39,341
Templeton Growth Fund, Inc.:						
Templeton Growth Fund, Inc. - Class A	33,802	8,588	25,214	5,620	193	5,427
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	1,475,621	720,211	755,410	615,626	43,539	572,087
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	283,392	86,785	196,607	124,934	2,755	122,179
The Growth Fund of America® - Class R-4	8,304,196	1,192,144	7,112,052	5,160,827	423,312	4,737,515
The Income Fund of America®, Inc:						
The Income Fund of America® - Class R-3	26,742	10,421	16,321	9,948	-	9,948
The UBS Funds::						
UBS U.S. Small Cap Growth Fund - Class A	2,068	110	1,958	4,985	493	4,492
Vanguard® Index Funds:						
Vanguard® 500 Index Fund - Investor Shares	-	1,177	(1,177)	1,177	-	1,177
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	5,131	5	5,126	-	-	-
Equity Income Portfolio	3,391	1,156	2,235	18,595	112	18,483
Small Company Growth Portfolio	21	-	21	-	-	-

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

	Year Ended December 31, 2005					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Wanger Advisors Trust:						
Wanger Select	431,399	67,340	364,059	394,479	199,589	194,890
Wanger U.S. Smaller Companies	634,281	95,326	538,955	379,919	193,959	185,960
Washington Mutual Investors Fund^{SM}, Inc.:						
Washington Mutual Investors Fund^{SM} - Class R-3	157,618	74,088	83,530	116,876	2,064	114,812
Washington Mutual Investors Fund^{SM} - Class R-4	3,177,809	501,607	2,676,202	3,519,330	210,096	3,309,234

8. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	15,421.893	$ 11.83	$ 182,441
ING MAP PLUS NP21	37.984	11.72	445
ING MAP PLUS NP30	448.692	11.62	5,214
Qualified XII (1.00)	18.237	13.52	247
	15,926.806		$ 188,347
AIM Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	671.132	$ 11.49	$ 7,711
	671.132		$ 7,711
AIM Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	303.295	$ 30.93	$ 9,381
ING MAP PLUS NP15	865.980	30.92	26,776
ING MAP PLUS NP29	1,020.385	30.81	31,438
	2,189.660		$ 67,595

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Contracts in accumulation period:			
Qualified VI	796,450.157	$ 9.92	$ 7,900,786
Qualified VIII	1,403.261	9.91	13,906
Qualified X (1.15)	13,083.172	9.98	130,570
Qualified X (1.25)	74,072.080	9.92	734,795
Qualified XII (0.05)	8,808.626	10.39	91,522
Qualified XII (0.15)	3,420.621	11.45	39,166
Qualified XII (0.15)	4,988.863	11.36	56,673
Qualified XII (0.25)	3,340.581	10.60	35,410
Qualified XII (0.30)	25,918.581	10.57	273,959
Qualified XII (0.35)	2,692.891	10.53	28,356
Qualified XII (0.50)	13,718.299	10.43	143,082
Qualified XII (0.55)	18,183.102	10.39	188,922
Qualified XII (0.60)	11,913.787	10.36	123,427
Qualified XII (0.65)	4,863.935	10.32	50,196
Qualified XII (0.70)	47,620.294	10.29	490,013
Qualified XII (0.75)	51,712.785	10.25	530,056
Qualified XII (0.80)	81,978.684	10.22	837,822
Qualified XII (0.85)	185,032.894	10.18	1,883,635
Qualified XII (0.90)	8,375.754	10.15	85,014
Qualified XII (0.95)	117,499.247	10.12	1,189,092
Qualified XII (1.00)	157,216.954	10.08	1,584,747
Qualified XII (1.05)	26,123.951	10.05	262,546
Qualified XII (1.10)	28,474.066	10.02	285,310
Qualified XII (1.15)	12,128.506	9.98	121,042
Qualified XII (1.20)	14,761.946	9.95	146,881
Qualified XII (1.25)	24,538.889	9.92	243,426
Qualified XII (1.30)	3,416.898	9.88	33,759
Qualified XII (1.35)	4,933.294	9.85	48,593
Qualified XII (1.40)	9,556.852	9.82	93,848
Qualified XII (1.45)	4,586.017	9.78	44,851
Qualified XII (1.50)	1,300.726	9.75	12,682
Qualified XV	5,792.783	10.09	58,449
Qualified XVI	17,708.076	9.75	172,654
Qualified XVII	18.715	9.92	186
Qualified XVIII	4,659.142	9.92	46,219
Qualified XXI	12,159.713	10.19	123,907
Qualified XXV	5,517.409	10.18	56,167
Qualified XXVI	2,730.847	10.10	27,582
Qualified XXVII	189,953.891	6.22	1,181,513
Qualified XXXII	326.689	11.61	3,793
	2,000,982.978		$ 19,374,557

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:			$ 11,787
Contracts in accumulation period:			
Qualified VI	1,741,154.650	$ 8.64	15,043,576
Qualified VIII	726.448	8.63	6,269
Qualified X (1.15)	21,653.855	8.70	188,389
Qualified X (1.25)	111,338.715	8.64	961,967
Qualified XII (0.05)	12,056.520	9.05	109,112
Qualified XII (0.15)	2,785.480	11.81	32,897
Qualified XII (0.15)	3,091.259	11.71	36,199
Qualified XII (0.25)	23,725.502	9.24	219,224
Qualified XII (0.30)	20,854.857	9.21	192,073
Qualified XII (0.35)	2,060.611	9.17	18,896
Qualified XII (0.50)	9,720.065	9.08	88,258
Qualified XII (0.55)	31,974.204	9.05	289,367
Qualified XII (0.60)	66,449.007	9.02	599,370
Qualified XII (0.65)	4,835.060	8.99	43,467
Qualified XII (0.70)	69,588.657	8.96	623,514
Qualified XII (0.75)	37,373.432	8.93	333,745
Qualified XII (0.80)	155,031.665	8.90	1,379,782
Qualified XII (0.85)	196,939.192	8.87	1,746,851
Qualified XII (0.90)	2,881.781	8.84	25,475
Qualified XII (0.95)	133,037.605	8.81	1,172,061
Qualified XII (1.00)	443,507.708	8.78	3,893,998
Qualified XII (1.05)	91,074.286	8.75	796,900
Qualified XII (1.10)	58,390.597	8.73	509,750
Qualified XII (1.15)	24,077.154	8.70	209,471
Qualified XII (1.20)	19,430.541	8.67	168,463
Qualified XII (1.25)	31,794.448	8.64	274,704
Qualified XII (1.30)	467.811	8.61	4,028
Qualified XII (1.35)	7,243.091	8.58	62,146
Qualified XII (1.40)	12,724.412	8.55	108,794
Qualified XII (1.45)	4,037.112	8.52	34,396
Qualified XII (1.50)	3,560.657	8.49	30,230
Qualified XV	3,098.953	8.79	27,240
Qualified XVI	37,056.444	8.49	314,609
Qualified XVII	2,658.738	8.64	22,972
Qualified XVIII	5,116.661	8.64	44,208
Qualified XXI	6,724.425	8.88	59,713
Qualified XXV	17,597.184	8.87	156,087
Qualified XXVI	18,625.894	8.80	163,908
Qualified XXVII	254,967.476	6.93	1,766,925
Qualified XXXII	834.909	11.61	9,693
Qualified XXXIII (0.65)	285.172	11.66	3,325
	3,690,552.238		$ 31,783,839

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth Fund - Series I Shares			
Contracts in accumulation period:			
Qualified VI	1,197,606.439	$ 6.20	$ 7,425,160
Qualified X (1.15)	12,009.809	6.24	74,941
Qualified X (1.25)	120,536.434	6.20	747,326
Qualified XII (0.05)	8,236.681	6.52	53,703
Qualified XII (0.15)	1,258.532	9.89	12,447
Qualified XII (0.15)	4,330.555	9.97	43,176
Qualified XII (0.25)	5,307.932	6.63	35,192
Qualified XII (0.30)	27,812.964	6.61	183,844
Qualified XII (0.35)	194.701	6.59	1,283
Qualified XII (0.50)	17,774.413	6.52	115,889
Qualified XII (0.55)	29,585.151	6.50	192,303
Qualified XII (0.60)	13,880.616	6.48	89,946
Qualified XII (0.65)	7,806.450	6.46	50,430
Qualified XII (0.70)	62,519.750	6.43	402,002
Qualified XII (0.75)	27,211.622	6.41	174,427
Qualified XII (0.80)	99,740.091	6.39	637,339
Qualified XII (0.85)	185,569.700	6.37	1,182,079
Qualified XII (0.90)	5,163.898	6.35	32,791
Qualified XII (0.95)	142,998.258	6.33	905,179
Qualified XII (1.00)	256,770.414	6.31	1,620,221
Qualified XII (1.05)	55,724.576	6.29	350,508
Qualified XII (1.10)	39,372.454	6.26	246,472
Qualified XII (1.15)	13,119.396	6.24	81,865
Qualified XII (1.20)	29,457.140	6.22	183,223
Qualified XII (1.25)	34,520.769	6.20	214,029
Qualified XII (1.30)	881.715	6.18	5,449
Qualified XII (1.35)	6,250.325	6.16	38,502
Qualified XII (1.40)	8,782.270	6.14	53,923
Qualified XII (1.45)	1,704.796	6.12	10,433
Qualified XII (1.50)	2,307.018	6.10	14,073
Qualified XV	9,757.840	6.33	61,767
Qualified XVI	37,903.343	6.10	231,210
Qualified XVII	3,317.580	6.21	20,602
Qualified XVIII	4,662.411	6.21	28,954
Qualified XXI	10,956.750	6.39	70,014
Qualified XXV	8,276.619	6.37	52,722
Qualified XXVI	17,729.775	6.32	112,052
Qualified XXVII	178,256.143	4.74	844,934
Qualified XXXII	1,999.142	11.74	23,470
	2,691,294.472		$ 16,623,880

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Premier Equity Fund - Series I Shares			
Currently payable annuity contracts:			$ 4,253
Contracts in accumulation period:			
Qualified VI	776,017.634	$ 7.77	6,029,657
Qualified VIII	4.602	7.76	36
Qualified X (1.15)	11,814.045	7.82	92,386
Qualified X (1.25)	73,854.784	7.77	573,852
Qualified XII (0.05)	5,903.294	8.14	48,053
Qualified XII (0.15)	2,064.933	9.57	19,761
Qualified XII (0.15)	7,185.402	9.65	69,339
Qualified XII (0.25)	4,542.286	8.30	37,701
Qualified XII (0.30)	25,037.393	8.28	207,310
Qualified XII (0.35)	101,945.165	8.25	841,048
Qualified XII (0.50)	11,914.494	8.17	97,341
Qualified XII (0.55)	42,818.704	8.14	348,544
Qualified XII (0.60)	13,909.234	8.11	112,804
Qualified XII (0.65)	9,750.790	8.08	78,786
Qualified XII (0.70)	69,388.576	8.06	559,272
Qualified XII (0.75)	16,876.589	8.03	135,519
Qualified XII (0.80)	112,938.012	8.00	903,504
Qualified XII (0.85)	156,583.221	7.98	1,249,534
Qualified XII (0.90)	6,398.561	7.95	50,869
Qualified XII (0.95)	127,356.448	7.92	1,008,663
Qualified XII (1.00)	222,184.849	7.90	1,755,260
Qualified XII (1.05)	46,581.285	7.87	366,595
Qualified XII (1.10)	30,126.381	7.84	236,191
Qualified XII (1.15)	7,170.049	7.82	56,070
Qualified XII (1.20)	19,854.107	7.79	154,663
Qualified XII (1.25)	38,711.463	7.77	300,788
Qualified XII (1.30)	780.065	7.74	6,038
Qualified XII (1.35)	2,386.678	7.71	18,401
Qualified XII (1.40)	15,046.406	7.69	115,707
Qualified XII (1.45)	1,054.658	7.66	8,079
Qualified XII (1.50)	2,930.435	7.64	22,389
Qualified XV	3,248.854	7.90	25,666
Qualified XVI	21,894.990	7.64	167,278
Qualified XVII	2,859.548	7.77	22,219
Qualified XVIII	1,343.113	7.77	10,436
Qualified XXI	3,850.431	7.98	30,726
Qualified XXV	3,095.849	7.97	24,674
Qualified XXVI	1,313.783	7.91	10,392
Qualified XXVII	173,513.012	6.74	1,169,478
Qualified XXXII	227.266	11.26	2,559
	2,174,477.389		$ 16,971,841

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein Growth and Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP21	3,277.610	$ 10.99	$ 36,021
ING MAP PLUS NP22	511.658	10.98	5,618
	3,789.268		$ 41,639
AllianceBernstein VPSF Growth and Income Portfolio Class A			
Contracts in accumulation period:			
Qualified X (1.15)	6,723.185	$ 11.65	$ 78,325
Qualified X (1.25)	15,585.867	11.63	181,264
	22,309.052		$ 259,589
Allianz NFJ Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	20,659.064	$ 13.14	$ 271,460
ING MAP PLUS NP14	33.183	13.13	436
ING MAP PLUS NP15	2,631.918	13.12	34,531
ING MAP PLUS NP21	7,054.521	13.04	91,991
	30,378.686		$ 398,418
American Century Income & Growth Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.10)	1,519.705	$ 31.95	$ 48,555
Qualified XXVII	537,572.795	10.38	5,580,006
	539,092.500		$ 5,628,561

Division/Contract	Units	Unit Value	Extended Value
American Balanced Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	17,985.492	$ 10.85	$ 195,143
ING MAP PLUS NP11	7,050.245	10.84	76,425
ING MAP PLUS NP13	7,727.083	10.82	83,607
ING MAP PLUS NP14	6,021.399	10.81	65,091
ING MAP PLUS NP15	53,262.967	10.80	575,240
ING MAP PLUS NP16	88.800	10.79	958
ING MAP PLUS NP17	9,696.297	10.78	104,526
ING MAP PLUS NP19	13,725.158	10.76	147,683
ING MAP PLUS NP20	106,950.813	10.75	1,149,721
ING MAP PLUS NP21	14,073.185	10.74	151,146
ING MAP PLUS NP22	386.638	10.73	4,149
ING MAP PLUS NP23	2,032.909	10.72	21,793
ING MAP PLUS NP24	2,705.668	10.71	28,978
ING MAP PLUS NP26	892.978	10.69	9,546
ING MAP PLUS NP27	49,261.507	10.68	526,113
ING MAP PLUS NP28	8,483.340	10.67	90,517
ING MAP PLUS NP29	5,382.390	10.66	57,376
ING MAP PLUS NP30	3,598.018	10.65	38,319
ING MAP PLUS NP32	604.834	10.63	6,429
ING MAP PLUS NP6	26,742.148	10.89	291,222
ING MAP PLUS NP7	2,932.923	10.88	31,910
	339,604.792		$ 3,655,892
Ariel Appreciation Fund			
Contracts in accumulation period:			
ING MAP PLUS NP11	10,605.679	$ 11.16	$ 118,359
ING MAP PLUS NP13	2,937.720	11.14	32,726
ING MAP PLUS NP15	10,216.190	11.12	113,604
ING MAP PLUS NP17	3.428	11.10	38
ING MAP PLUS NP19	9,152.038	11.08	101,405
ING MAP PLUS NP22	2,367.871	11.04	26,141
ING MAP PLUS NP26	191.054	11.00	2,102
ING MAP PLUS NP32	7.950	10.94	87
	35,481.930		$ 394,462

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Ariel Fund			
Contracts in accumulation period:			
ING MAP PLUS NP13	2,313.234	$ 11.73	$ 27,134
ING MAP PLUS NP14	6,056.020	11.72	70,977
ING MAP PLUS NP15	4,246.471	11.71	49,726
ING MAP PLUS NP17	2,337.062	11.68	27,297
ING MAP PLUS NP19	2,635.274	11.66	30,727
ING MAP PLUS NP20	3,036.810	11.65	35,379
ING MAP PLUS NP21	8,533.850	11.64	99,334
ING MAP PLUS NP22	3,956.635	11.63	46,016
ING MAP PLUS NP24	2,689.755	11.61	31,228
ING MAP PLUS NP27	9,882.432	11.57	114,340
ING MAP PLUS NP28	443.894	11.56	5,131
	46,131.437		$ 537,289
Baron Asset Fund			
Contracts in accumulation period:			
ING MAP PLUS NP10	1,708.501	$ 13.60	$ 23,236
ING MAP PLUS NP13	842.555	13.56	11,425
ING MAP PLUS NP14	7,003.968	13.55	94,904
ING MAP PLUS NP16	8.002	13.53	108
ING MAP PLUS NP17	6,188.258	13.51	83,603
ING MAP PLUS NP21	10,054.080	13.46	135,328
ING MAP PLUS NP23	1,738.129	13.44	23,360
ING MAP PLUS NP26	21.631	13.40	290
ING MAP PLUS NP27	880.981	13.38	11,788
ING MAP PLUS NP28	13.786	13.37	184
ING MAP PLUS NP6	1,376.103	13.66	18,798
	29,835.994		$ 403,024
Baron Growth Fund			
Contracts in accumulation period:			
ING MAP PLUS NP13	31,335.944	$ 12.68	$ 397,340
ING MAP PLUS NP14	7,342.012	12.66	92,950
ING MAP PLUS NP15	8,645.474	12.65	109,365
ING MAP PLUS NP19	2,180.036	12.60	27,468
ING MAP PLUS NP20	3,495.843	12.59	44,013
ING MAP PLUS NP21	16,111.362	12.58	202,681
ING MAP PLUS NP22	1,335.294	12.57	16,785
ING MAP PLUS NP23	2,103.217	12.56	26,416
ING MAP PLUS NP24	3,098.076	12.54	38,850
ING MAP PLUS NP27	75.078	12.51	939
ING MAP PLUS NP29	3,777.643	12.49	47,183
ING MAP PLUS NP7	2,354.127	12.75	30,015
	81,854.106		$ 1,034,005

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Qualified V	360.071	$ 22.97	$ 8,271
Qualified VI	892,215.157	22.77	20,315,739
Qualified VIII	5,217.003	20.67	107,835
Qualified X (1.15)	1,312.866	11.76	15,439
Qualified X (1.25)	72,314.865	11.67	843,914
Qualified XII (0.05)	6,049.157	24.09	145,724
Qualified XII (0.15)	5,092.207	11.75	59,833
Qualified XII (0.15)	5,986.438	11.65	69,742
Qualified XII (0.25)	43,890.955	12.79	561,365
Qualified XII (0.30)	104,111.230	12.74	1,326,377
Qualified XII (0.35)	8,828.125	12.69	112,029
Qualified XII (0.40)	100,950.512	17.66	1,782,786
Qualified XII (0.45)	253.808	12.59	3,195
Qualified XII (0.50)	15,497.349	12.84	198,986
Qualified XII (0.55)	16,448.733	12.50	205,609
Qualified XII (0.60)	4,757.716	12.45	59,234
Qualified XII (0.65)	8,467.831	12.40	105,001
Qualified XII (0.70)	145,180.885	12.36	1,794,436
Qualified XII (0.75)	150,106.402	12.31	1,847,810
Qualified XII (0.80)	120,740.070	12.91	1,558,754
Qualified XII (0.85)	219,574.606	17.15	3,765,705
Qualified XII (0.90)	9,859.883	12.71	125,319
Qualified XII (0.95)	110,973.504	16.98	1,884,330
Qualified XII (1.00)	385,129.338	16.90	6,508,686
Qualified XII (1.05)	41,600.503	16.82	699,720
Qualified XII (1.10)	26,627.407	16.74	445,743
Qualified XII (1.15)	13,392.540	16.66	223,120
Qualified XII (1.20)	17,246.817	16.58	285,952
Qualified XII (1.25)	20,886.339	16.50	344,625
Qualified XII (1.30)	154.835	16.42	2,542
Qualified XII (1.35)	3,001.558	16.34	49,045
Qualified XII (1.40)	17,408.397	16.26	283,061
Qualified XII (1.45)	1,501.350	16.18	24,292
Qualified XII (1.50)	253.099	16.11	4,077
Qualified XV	2,963.107	23.39	69,307
Qualified XVI	32,867.298	22.27	731,955
Qualified XVII	683.798	22.77	15,570
Qualified XVIII	10,200.354	11.67	119,038
Qualified XXI	4,095.943	23.63	96,787
Qualified XXV	4,553.350	23.37	106,412
Qualified XXVI	379.589	23.19	8,803
Qualified XXVII	530,185.954	30.61	16,228,992
Qualified XXVIII	111,023.370	30.39	3,374,000
Qualified XXXII	1,374.344	11.39	15,654
	3,273,718.663		$ 66,534,814

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,701.435	$ 13.91	$ 79,307
ING MAP PLUS NP11	15,395.640	13.90	213,999
ING MAP PLUS NP14	16,314.767	13.86	226,123
ING MAP PLUS NP15	22,317.741	13.84	308,878
ING MAP PLUS NP17	3,308.685	13.82	45,726
ING MAP PLUS NP19	3,549.505	13.79	48,948
ING MAP PLUS NP21	7,328.845	13.76	100,845
ING MAP PLUS NP24	504.666	13.73	6,929
ING MAP PLUS NP28	3,148.964	13.67	43,046
ING MAP PLUS NP29	137.273	13.66	1,875
ING MAP PLUS NP30	2,996.635	13.65	40,904
ING MAP PLUS NP32	893.098	13.62	12,164
ING MAP PLUS NP6	5,678.697	13.96	79,275
	87,275.951		$ 1,208,019

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
Qualified V	2,060.464	$ 13.65	$ 28,125
Qualified VI	1,629,402.369	13.69	22,306,518
Qualified XII (0.00)	401.659	13.97	5,611
Qualified XII (0.40)	7,841.539	13.88	108,841
Qualified XII (0.50)	533.253	13.86	7,391
Qualified XII (0.55)	3,093.536	13.85	42,845
Qualified XII (0.60)	4,676.776	13.84	64,727
Qualified XII (0.65)	2,010.158	13.83	27,800
Qualified XII (0.70)	173,736.914	13.82	2,401,044
Qualified XII (0.75)	63,725.562	13.80	879,413
Qualified XII (0.80)	951,422.429	13.79	13,120,115
Qualified XII (0.85)	160,473.454	13.78	2,211,324
Qualified XII (0.90)	7,763.638	13.77	106,905
Qualified XII (0.95)	65,346.110	13.76	899,162
Qualified XII (1.00)	1,007,889.192	13.75	13,858,476
Qualified XII (1.05)	37,430.476	13.73	513,920
Qualified XII (1.10)	17,827.074	13.72	244,587
Qualified XII (1.15)	15,322.007	13.71	210,065
Qualified XII (1.20)	4,356.932	13.70	59,690
Qualified XII (1.25)	151.394	14.26	2,159
Qualified XII (1.25)	24,161.722	13.69	330,774
Qualified XII (1.30)	439.355	13.68	6,010
Qualified XII (1.35)	2,921.762	13.67	39,940
Qualified XII (1.40)	7,222.747	13.65	98,591
Qualified XII (1.45)	858.691	13.64	11,713
Qualified XII (1.50)	453.907	13.63	6,187
Qualified XV	197.136	13.76	2,713
Qualified XVI	14,086.511	13.63	191,999
Qualified XVII	5,456.433	13.75	75,026
Qualified XXI	3,283.872	13.79	45,285
Qualified XXV	3,912.360	13.82	54,069
Qualified XXVI	6,000.540	13.80	82,807
Qualified XXVII	298,219.027	12.09	3,605,468
	4,522,678.999		$ 61,649,300

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	3,603.375	$ 12.77	$ 46,015
ING MAP PLUS NP14	2,658.858	12.73	33,847
ING MAP PLUS NP17	4,375.467	12.69	55,525
ING MAP PLUS NP21	5,208.653	12.65	65,889
ING MAP PLUS NP26	1,124.337	12.59	14,155
ING MAP PLUS NP27	55.769	12.57	701
ING MAP PLUS NP7	393.148	12.82	5,040
Qualified V	374.964	19.67	7,376
Qualified VI	864,643.280	19.84	17,154,523
Qualified XII (0.55)	1,163.780	20.60	23,974
Qualified XII (0.60)	4,724.473	20.55	97,088
Qualified XII (0.65)	889.595	20.49	18,228
Qualified XII (0.70)	39,317.150	20.44	803,643
Qualified XII (0.75)	14,439.216	20.38	294,271
Qualified XII (0.80)	45,988.247	20.33	934,941
Qualified XII (0.85)	50,591.480	20.27	1,025,489
Qualified XII (0.90)	4,836.575	20.22	97,796
Qualified XII (0.95)	72,796.730	20.16	1,467,582
Qualified XII (1.00)	527,542.312	20.11	10,608,876
Qualified XII (1.05)	31,828.190	20.06	638,473
Qualified XII (1.10)	10,451.726	20.00	209,035
Qualified XII (1.15)	7,980.402	19.95	159,209
Qualified XII (1.20)	11,287.306	19.89	224,505
Qualified XII (1.25)	19,924.094	19.84	395,294
Qualified XII (1.30)	22.062	19.79	437
Qualified XII (1.35)	432.190	19.73	8,527
Qualified XII (1.40)	6,051.763	19.68	119,099
Qualified XII (1.45)	1,314.972	19.63	25,813
Qualified XII (1.50)	25.738	19.58	504
Qualified XVI	13,424.471	19.58	262,851
Qualified XVII	1,866.916	19.84	37,040
Qualified XXVII	2,031,496.618	19.92	40,467,413
	3,780,833.857		$ 75,303,159

Division/Contract	Units	Unit Value	Extended Value
Fidelity® Advisor Mid Cap Fund - Class T			
Contracts in accumulation period:			
ING MAP PLUS NP10	15,202.497	$ 12.29	$ 186,839
ING MAP PLUS NP11	7,461.851	12.28	91,632
ING MAP PLUS NP13	4,297.465	12.25	52,644
ING MAP PLUS NP15	7,456.944	12.23	91,198
ING MAP PLUS NP19	3,440.322	12.18	41,903
ING MAP PLUS NP22	2,222.740	12.15	27,006
ING MAP PLUS NP24	2,519.775	12.13	30,565
ING MAP PLUS NP27	60.728	12.09	734
ING MAP PLUS NP29	2,510.839	12.07	30,306
ING MAP PLUS NP30	2,546.667	12.06	30,713
ING MAP PLUS NP7	605.055	12.32	7,454
	48,324.883		$ 590,994
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	903,476.751	$ 18.77	$ 16,958,259
Qualified XXVIII	90,610.643	18.64	1,688,982
	994,087.394		$ 18,647,241

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:			$ 5,787,647
Contracts in accumulation period:			
ING MAP PLUS NP10	30,701.791	$ 13.24	406,492
ING MAP PLUS NP11	11,040.388	13.22	145,954
ING MAP PLUS NP12	6,802.326	13.21	89,859
ING MAP PLUS NP13	3,851.700	13.20	50,842
ING MAP PLUS NP14	28,395.809	13.18	374,257
ING MAP PLUS NP15	3,773.118	13.17	49,692
ING MAP PLUS NP16	2,698.185	13.16	35,508
ING MAP PLUS NP17	9,992.730	13.15	131,404
ING MAP PLUS NP19	7,726.758	13.12	101,375
ING MAP PLUS NP20	6,925.159	13.11	90,789
ING MAP PLUS NP21	23,772.568	13.10	311,421
ING MAP PLUS NP22	15,281.161	13.08	199,878
ING MAP PLUS NP23	4,332.455	13.07	56,625
ING MAP PLUS NP24	6,991.528	13.06	91,309
ING MAP PLUS NP26	3,337.423	13.04	43,520
ING MAP PLUS NP27	17,713.132	13.02	230,625
ING MAP PLUS NP28	7,409.052	13.01	96,392
ING MAP PLUS NP29	4,654.313	13.00	60,506
ING MAP PLUS NP30	16,686.849	12.99	216,762
ING MAP PLUS NP32	3,175.933	12.96	41,160
ING MAP PLUS NP6	12,166.152	13.29	161,688
ING MAP PLUS NP7	2,779.157	13.27	36,879
Qualified V	1,210.501	28.47	34,463
Qualified VI	11,118,369.831	28.76	319,764,316
Qualified VIII	5,372.474	28.93	155,426
Qualified X (1.15)	219,400.769	32.65	7,163,435
Qualified X (1.25)	984,594.615	32.31	31,812,252
Qualified XII (0.00)	584,040.628	18.42	10,758,028
Qualified XII (0.05)	186,639.264	30.43	5,679,433
Qualified XII (0.15)	65,960.730	15.49	1,021,732
Qualified XII (0.15)	106,278.296	15.36	1,632,435
Qualified XII (0.25)	361,093.873	18.08	6,528,577
Qualified XII (0.30)	302,958.324	18.01	5,456,279
Qualified XII (0.35)	406,492.272	17.94	7,292,471
Qualified XII (0.40)	669,414.069	27.73	18,562,852

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XII (0.45)	1,665.399	$ 17.80	$ 29,644
Qualified XII (0.50)	691,572.563	18.53	12,814,840
Qualified XII (0.55)	417,524.611	17.67	7,377,660
Qualified XII (0.60)	270,003.794	17.60	4,752,067
Qualified XII (0.65)	185,886.801	17.53	3,258,596
Qualified XII (0.70)	923,798.673	17.47	16,138,763
Qualified XII (0.75)	875,083.285	17.40	15,226,449
Qualified XII (0.80)	3,216,296.505	19.06	61,302,611
Qualified XII (0.85)	1,056,954.530	26.93	28,463,785
Qualified XII (0.90)	161,934.720	18.48	2,992,554
Qualified XII (0.95)	3,733,726.419	26.67	99,578,484
Qualified XII (1.00)	3,216,566.503	26.54	85,367,675
Qualified XII (1.05)	381,525.216	26.41	10,076,081
Qualified XII (1.10)	228,605.564	26.28	6,007,754
Qualified XII (1.15)	307,647.149	26.16	8,048,049
Qualified XII (1.20)	67,723.020	26.03	1,762,830
Qualified XII (1.25)	2,789.522	13.20	36,822
Qualified XII (1.25)	199,896.305	25.91	5,179,313
Qualified XII (1.30)	9,166.800	25.78	236,320
Qualified XII (1.35)	7,591.415	25.66	194,796
Qualified XII (1.40)	49,670.349	25.53	1,268,084
Qualified XII (1.45)	9,597.125	25.41	243,863
Qualified XII (1.50)	13,836.450	25.29	349,924
Qualified XV	47,547.628	29.55	1,405,032
Qualified XVI	253,306.695	28.13	7,125,517
Qualified XVII	26,464.411	28.76	761,116
Qualified XVIII	36,157.374	32.31	1,168,245
Qualified XXI	116,046.596	29.84	3,462,830
Qualified XXV	55,708.924	29.52	1,644,527
Qualified XXVI	25,278.749	29.29	740,415
Qualified XXVII	4,554,960.191	32.97	150,177,038
Qualified XXVIII	1,375,810.497	32.73	45,030,278
Qualified XXXII	46,284.145	13.63	630,853
Qualified XXXIII (0.65)	36,587.384	15.30	559,787
	37,845,248.645		$ 1,008,084,885

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 2,950,661
Contracts in accumulation period:			
ING MAP PLUS NP13	961.176	$ 11.43	10,986
ING MAP PLUS NP14	10,183.257	11.42	116,293
ING MAP PLUS NP21	6,529.512	11.34	74,045
ING MAP PLUS NP23	484.069	11.32	5,480
ING MAP PLUS NP26	528.366	11.29	5,965
ING MAP PLUS NP30	32.612	11.25	367
ING MAP PLUS NP32	5.936	11.23	67
Qualified V	1,912.992	21.96	42,009
Qualified VI	5,740,714.117	22.40	128,591,996
Qualified VIII	6,294.147	22.31	140,422
Qualified X (1.15)	270,096.497	28.36	7,659,937
Qualified X (1.25)	721,289.092	28.03	20,217,733
Qualified XII (0.05)	99,936.803	23.71	2,369,502
Qualified XII (0.15)	46,482.213	12.46	579,168
Qualified XII (0.15)	78,722.829	12.36	973,014
Qualified XII (0.25)	202,845.480	13.73	2,785,068
Qualified XII (0.30)	234,103.784	13.68	3,202,540
Qualified XII (0.35)	268,188.646	13.63	3,655,411
Qualified XII (0.40)	525,706.880	20.69	10,876,875
Qualified XII (0.45)	215.679	13.53	2,918
Qualified XII (0.50)	783,936.874	14.01	10,982,956
Qualified XII (0.55)	215,261.996	13.42	2,888,816
Qualified XII (0.60)	149,572.135	13.37	1,999,779
Qualified XII (0.65)	76,287.434	13.32	1,016,149
Qualified XII (0.70)	472,994.628	13.27	6,276,639
Qualified XII (0.75)	459,602.395	13.22	6,075,944
Qualified XII (0.80)	1,542,810.892	14.37	22,170,193
Qualified XII (0.85)	749,147.695	20.08	15,042,886
Qualified XII (0.90)	62,912.591	14.03	882,664
Qualified XII (0.95)	697,110.194	19.89	13,865,522
Qualified XII (1.00)	1,483,669.651	19.79	29,361,822
Qualified XII (1.05)	239,650.072	19.70	4,721,106
Qualified XII (1.10)	147,293.045	19.60	2,886,944
Qualified XII (1.15)	97,135.691	19.51	1,895,117
Qualified XII (1.20)	47,940.817	19.42	931,011

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XII (1.25)	233.949	$ 11.81	$ 2,763
Qualified XII (1.25)	131,012.754	19.32	2,531,166
Qualified XII (1.30)	7,450.723	19.23	143,277
Qualified XII (1.35)	7,389.829	19.14	141,441
Qualified XII (1.40)	43,295.272	19.05	824,775
Qualified XII (1.45)	8,278.293	18.95	156,874
Qualified XII (1.50)	6,966.249	18.86	131,383
Qualified XV	34,562.349	23.02	795,625
Qualified XVI	179,189.385	21.92	3,927,831
Qualified XVII	12,633.030	22.40	282,980
Qualified XVIII	25,506.183	28.03	714,938
Qualified XXI	45,682.446	23.25	1,062,117
Qualified XXV	25,941.610	23.00	596,657
Qualified XXVI	25,536.163	22.81	582,480
Qualified XXVII	2,306,989.065	23.77	54,837,130
Qualified XXVIII	1,222,144.563	23.60	28,842,612
Qualified XXXII	31,837.521	12.09	384,916
	19,555,209.581		$ 401,216,970

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 55,573
Contracts in accumulation period:			
ING MAP PLUS NP26	44.562	$ 10.19	454
ING MAP PLUS NP29	4,144.779	10.17	42,152
Qualified V	1,118.558	17.88	20,000
Qualified VI	7,907,412.358	17.96	142,017,126
Qualified VIII	9,788.980	18.16	177,768
Qualified X (1.15)	298,854.965	25.27	7,552,065
Qualified X (1.25)	756,574.918	24.98	18,899,241
Qualified XII (0.05)	26,333.422	19.00	500,335
Qualified XII (0.15)	87,337.221	10.11	882,979
Qualified XII (0.15)	89,225.444	10.02	894,039
Qualified XII (0.25)	189,017.768	12.25	2,315,468
Qualified XII (0.30)	193,544.898	12.21	2,363,183
Qualified XII (0.35)	508,322.005	12.16	6,181,196
Qualified XII (0.45)	487.133	12.07	5,880
Qualified XII (0.50)	501,786.214	12.63	6,337,560
Qualified XII (0.55)	318,529.194	11.98	3,815,980
Qualified XII (0.60)	240,015.247	11.93	2,863,382
Qualified XII (0.65)	170,019.457	11.89	2,021,531
Qualified XII (0.70)	620,174.424	11.84	7,342,865
Qualified XII (0.75)	961,412.266	11.80	11,344,665
Qualified XII (0.80)	1,159,131.981	12.87	14,918,029
Qualified XII (0.85)	1,260,755.911	16.93	21,344,598
Qualified XII (0.90)	89,121.650	12.47	1,111,347
Qualified XII (0.95)	831,960.475	16.77	13,951,977
Qualified XII (1.00)	2,208,212.279	16.68	36,832,981
Qualified XII (1.05)	358,146.799	16.60	5,945,237
Qualified XII (1.10)	220,215.074	16.52	3,637,953
Qualified XII (1.15)	90,463.398	16.45	1,488,123
Qualified XII (1.20)	86,202.103	16.37	1,411,128
Qualified XII (1.25)	676.953	11.17	7,562
Qualified XII (1.25)	115,218.494	16.29	1,876,909
Qualified XII (1.30)	14,732.532	16.21	238,814
Qualified XII (1.35)	16,794.811	16.13	270,900
Qualified XII (1.40)	39,798.964	16.05	638,773
Qualified XII (1.45)	4,549.139	15.98	72,695
Qualified XII (1.50)	9,969.891	15.90	158,521
Qualified XV	33,625.207	18.45	620,385
Qualified XVI	217,068.664	17.57	3,813,896
Qualified XVII	8,863.191	17.96	159,183
Qualified XVIII	37,065.122	24.98	925,887
Qualified XXI	95,309.953	18.64	1,776,578
Qualified XXV	56,318.549	18.43	1,037,951
Qualified XXVI	42,063.055	18.29	769,333
Qualified XXXII	43,859.471	11.02	483,331
Qualified XXXIII (0.65)	6,815.039	9.98	68,014
	19,931,082.518		$ 329,193,547

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 86,470
Contracts in accumulation period:			
Qualified XXVII	484,033.564	$ 9.19	4,448,268
Qualified XXVIII	163,066.884	9.12	1,487,170
	647,100.448		$ 6,021,908
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	4,282,810.493	$ 24.42	$ 104,586,232
Qualified XXVIII	496,171.136	24.25	12,032,150
	4,778,981.629		$ 116,618,382

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified V	386.309	$ 17.31	$ 6,687
Qualified VI	1,136,642.932	17.60	20,004,916
Qualified VIII	794.973	17.59	13,984
Qualified X (1.15)	65,956.197	18.35	1,210,296
Qualified X (1.25)	112,162.208	18.13	2,033,501
Qualified XII (0.05)	17,089.447	18.63	318,376
Qualified XII (0.15)	4,523.579	14.64	66,225
Qualified XII (0.15)	9,319.483	14.52	135,319
Qualified XII (0.25)	41,668.770	13.07	544,611
Qualified XII (0.30)	51,279.886	13.02	667,664
Qualified XII (0.35)	28,265.972	12.97	366,610
Qualified XII (0.45)	44.249	12.87	569
Qualified XII (0.50)	89,332.738	13.83	1,235,472
Qualified XII (0.55)	30,482.884	12.77	389,266
Qualified XII (0.60)	23,641.160	12.72	300,716
Qualified XII (0.65)	22,665.414	12.68	287,397
Qualified XII (0.70)	58,636.747	12.63	740,582
Qualified XII (0.75)	40,421.396	12.58	508,501
Qualified XII (0.80)	208,992.949	14.00	2,925,901
Qualified XII (0.85)	104,662.484	17.48	1,829,500
Qualified XII (0.90)	9,833.172	13.92	136,878
Qualified XII (0.95)	121,639.150	17.32	2,106,790
Qualified XII (1.00)	159,581.238	17.23	2,749,585
Qualified XII (1.05)	25,154.198	17.15	431,394
Qualified XII (1.10)	29,078.453	17.07	496,369
Qualified XII (1.15)	17,244.613	16.99	292,986
Qualified XII (1.20)	9,271.605	16.90	156,690
Qualified XII (1.25)	17,719.842	16.82	298,048
Qualified XII (1.30)	6,771.253	16.74	113,351
Qualified XII (1.35)	3,682.431	16.66	61,349
Qualified XII (1.40)	5,314.235	16.58	88,110
Qualified XII (1.45)	1,874.930	16.50	30,936
Qualified XII (1.50)	554.429	16.42	9,104
Qualified XV	7,709.334	18.09	139,462
Qualified XVI	34,281.295	17.22	590,324
Qualified XVII	2,817.370	17.60	49,586
Qualified XVIII	4,537.656	18.13	82,268
Qualified XXI	8,187.222	18.27	149,581
Qualified XXV	5,856.649	18.07	105,830
Qualified XXVI	3,004.821	17.93	53,876
Qualified XXVII	303,047.801	9.82	2,975,929
Qualified XXXII	3,975.992	13.89	55,227
	2,828,107.466		$ 44,759,766

Division/Contract	Units	Unit Value		Extended Value	
Mutual Discovery Fund - Class R					
Contracts in accumulation period:					
ING MAP PLUS NP12	14,770.877	$	13.27	$	196,010
ING MAP PLUS NP13	601.014		13.26		7,969
ING MAP PLUS NP14	11,173.425		13.25		148,048
ING MAP PLUS NP17	43.737		13.21		578
ING MAP PLUS NP20	2,484.670		13.17		32,723
ING MAP PLUS NP21	11,619.748		13.16		152,916
ING MAP PLUS NP22	886.240		13.15		11,654
ING MAP PLUS NP26	7.588		13.10		99
ING MAP PLUS NP27	8,961.828		13.09		117,310
ING MAP PLUS NP32	6.880		13.02		90
	50,556.007			$	667,397
Franklin Small-Mid Cap Growth Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP13	1,606.258	$	11.98	$	19,243
ING MAP PLUS NP14	84.191		11.97		1,008
ING MAP PLUS NP17	229.977		11.93		2,744
ING MAP PLUS NP21	17,246.764		11.89		205,064
ING MAP PLUS NP24	646.835		11.85		7,665
ING MAP PLUS NP26	58.379		11.83		691
ING MAP PLUS NP28	6,833.923		11.81		80,709
ING MAP PLUS NP29	38.198		11.80		451
	26,744.525			$	317,575

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:			$ 886,936
Contracts in accumulation period:			
ING MAP PLUS NP13	14,855.809	$ 13.17	195,651
ING MAP PLUS NP16	834.187	13.14	10,961
ING MAP PLUS NP17	80.017	13.12	1,050
ING MAP PLUS NP21	50.421	13.07	659
ING MAP PLUS NP23	272.451	13.05	3,555
ING MAP PLUS NP24	530.954	13.04	6,924
ING MAP PLUS NP26	1,018.692	13.01	13,253
ING MAP PLUS NP30	186.110	12.96	2,412
Qualified V	153.692	15.69	2,411
Qualified VI	1,456,157.641	15.80	23,007,291
Qualified X (1.15)	57,876.004	15.87	918,492
Qualified X (1.25)	195,468.606	15.80	3,088,404
Qualified XII (0.15)	3,511.257	16.51	57,971
Qualified XII (0.35)	4,212.007	16.45	69,288
Qualified XII (0.50)	18,025.360	16.34	294,534
Qualified XII (0.55)	39,002.544	16.30	635,741
Qualified XII (0.60)	55,654.461	16.26	904,942
Qualified XII (0.65)	54,946.259	16.23	891,778
Qualified XII (0.70)	90,577.209	16.19	1,466,445
Qualified XII (0.75)	24,593.237	16.16	397,427
Qualified XII (0.80)	115,359.308	16.12	1,859,592
Qualified XII (0.85)	316,485.134	16.08	5,089,081
Qualified XII (0.90)	11,193.607	16.05	179,657
Qualified XII (0.95)	152,126.585	16.01	2,435,547
Qualified XII (1.00)	678,627.841	15.98	10,844,473
Qualified XII (1.05)	42,783.811	15.94	681,974
Qualified XII (1.10)	29,405.438	15.91	467,841
Qualified XII (1.15)	15,286.093	15.87	242,590
Qualified XII (1.20)	8,090.984	15.83	128,080
Qualified XII (1.25)	120.960	13.30	1,609
Qualified XII (1.25)	38,988.548	15.80	616,019
Qualified XII (1.30)	5,018.194	15.76	79,087
Qualified XII (1.35)	4,817.504	15.73	75,779
Qualified XII (1.40)	6,764.050	15.69	106,128
Qualified XII (1.45)	680.492	15.66	10,657
Qualified XII (1.50)	683.316	15.62	10,673

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 **(continued)**			
Qualified XV	3,704.994	$ 16.01	$ 59,317
Qualified XVI	37,840.545	15.62	591,069
Qualified XVII	9,188.064	15.80	145,171
Qualified XVIII	9,099.745	15.80	143,776
Qualified XXI	38,869.357	16.12	626,574
Qualified XXV	12,498.345	16.16	201,973
Qualified XXVI	23,976.144	16.05	384,817
Qualified XXVII	298,924.786	17.59	5,258,087
Qualified XXVIII	588,508.624	15.06	8,862,940
Qualified XXXII	4,500.673	13.59	61,164
Qualified XXXIII (0.65)	17,771.646	16.31	289,856
	4,489,321.706		$ 72,309,656
Hibernia Mid Cap Equity Fund - Class A			
Contracts in accumulation period:			
Qualified XII (0.80)	3,496.764	$ 12.30	$ 43,010
Qualified XII (0.85)	6,649.509	12.29	81,722
	10,146.273		$ 124,732
ING Financial Services Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,049.063	$ 11.66	$ 12,232
ING MAP PLUS NP14	3,329.359	11.63	38,720
	4,378.422		$ 50,952

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	3,366.866	$ 14.23	$ 47,911
ING MAP PLUS NP13	22,148.379	14.22	314,950
ING MAP PLUS NP14	5,100.118	14.20	72,422
ING MAP PLUS NP15	1,074.774	14.19	15,251
ING MAP PLUS NP17	5,232.105	14.16	74,087
ING MAP PLUS NP19	1,034.403	14.13	14,616
ING MAP PLUS NP21	8,697.171	14.11	122,717
ING MAP PLUS NP23	2,991.458	14.08	42,120
ING MAP PLUS NP24	200.355	14.07	2,819
ING MAP PLUS NP26	703.635	14.04	9,879
ING MAP PLUS NP27	15,020.149	14.03	210,733
ING MAP PLUS NP29	1,401.596	14.00	19,622
ING MAP PLUS NP30	412.936	13.99	5,777
ING MAP PLUS NP6	108.877	14.31	1,558
	67,492.822		$ 954,462
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	2,944.748	$ 10.38	$ 30,566
ING MAP PLUS NP13	5,644.491	10.37	58,533
ING MAP PLUS NP15	7,969.850	10.35	82,488
ING MAP PLUS NP17	12,107.416	10.33	125,070
ING MAP PLUS NP19	1,823.112	10.31	18,796
ING MAP PLUS NP21	3,736.321	10.29	38,447
ING MAP PLUS NP23	166.315	10.27	1,708
ING MAP PLUS NP27	13,839.797	10.23	141,581
ING MAP PLUS NP29	1,094.052	10.21	11,170
ING MAP PLUS NP30	6,172.862	10.20	62,963
ING MAP PLUS NP32	3,397.375	10.18	34,585
ING MAP PLUS NP6	9,999.613	10.44	104,396
ING MAP PLUS NP7	148.760	10.43	1,552
Qualified XII (1.00)	5.557	10.11	56
	69,050.269		$ 711,911

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	24,426.126	$ 10.52	$ 256,963
ING MAP PLUS NP11	7,602.145	10.51	79,899
ING MAP PLUS NP13	5,536.172	10.49	58,074
ING MAP PLUS NP14	4,709.885	10.48	49,360
ING MAP PLUS NP17	9,405.189	10.45	98,284
ING MAP PLUS NP19	14,798.533	10.43	154,349
ING MAP PLUS NP20	3,035.887	10.42	31,634
ING MAP PLUS NP21	5,862.233	10.41	61,026
ING MAP PLUS NP22	882.781	10.40	9,181
ING MAP PLUS NP24	2,820.904	10.38	29,281
ING MAP PLUS NP32	65.084	10.31	671
	79,144.939		$ 828,722
ING GET Fund - Series L			
Contracts in accumulation period:			
Qualified XXVII	60,582.229	$ 10.39	$ 629,449
	60,582.229		$ 629,449
ING GET Fund - Series Q			
Contracts in accumulation period:			
Qualified XXVII	302,605.976	$ 10.60	$ 3,207,623
	302,605.976		$ 3,207,623

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
Qualified VI	563,900.743	$ 10.65	$ 6,005,543
Qualified X (1.15)	36,932.392	10.65	393,330
Qualified X (1.25)	92,807.962	10.65	988,405
Qualified XII (0.15)	5,817.469	11.01	64,050
Qualified XII (0.15)	7,788.608	11.13	86,687
Qualified XII (0.25)	20,715.962	11.13	230,569
Qualified XII (0.50)	55,959.655	11.03	617,235
Qualified XII (0.75)	119.980	10.93	1,311
Qualified XII (0.80)	5,128.640	10.91	55,953
Qualified XII (0.85)	80.388	10.89	875
Qualified XII (0.95)	11,512.008	10.85	124,905
Qualified XII (1.00)	22,361.054	10.83	242,170
Qualified XII (1.05)	84,356.574	10.81	911,895
Qualified XII (1.10)	17,895.762	10.79	193,095
Qualified XII (1.20)	7,137.515	10.76	76,800
Qualified XII (1.25)	203,482.358	10.74	2,185,401
Qualified XII (1.35)	6,762.821	10.70	72,362
Qualified XII (1.40)	18,983.182	10.68	202,740
Qualified XII (1.55)	615.391	10.62	6,535
Qualified XII (1.65)	127.597	10.58	1,350
Qualified XVI	6,693.049	10.55	70,612
Qualified XVIII	14,676.229	10.66	156,449
Qualified XXI	174.354	10.82	1,887
Qualified XXV	439.750	10.90	4,793
Qualified XXVII	172,990.876	10.74	1,857,922
Qualified XXXII	1,377.617	10.19	14,038
	1,358,837.936		$ 14,566,912

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	32,808.727	$ 12.47	$ 409,125
Qualified XII (0.50)	791.346	12.54	9,923
Qualified XII (0.55)	760.067	12.53	9,524
Qualified XII (0.60)	1,244.722	12.53	15,596
Qualified XII (0.65)	77.030	12.52	964
Qualified XII (0.70)	239.320	12.52	2,996
Qualified XII (0.75)	3.755	12.51	47
Qualified XII (0.80)	8,783.040	12.51	109,876
Qualified XII (0.85)	1,401.122	12.51	17,528
Qualified XII (0.90)	11.326	12.50	142
Qualified XII (0.95)	171.750	12.50	2,147
Qualified XII (1.00)	34,204.471	12.49	427,214
Qualified XII (1.05)	0.469	12.49	6
Qualified XII (1.10)	138.834	12.48	1,733
Qualified XII (1.15)	1,448.413	12.48	18,076
Qualified XII (1.20)	1.513	12.48	19
Qualified XII (1.25)	86.575	12.47	1,080
Qualified XII (1.40)	13.039	12.46	162
Qualified XVI	7.982	12.45	99
Qualified XVII	5,428.992	12.47	67,700
Qualified XXVI	189.870	12.50	2,373
	87,812.363		$ 1,096,330

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Class S			
Contracts in accumulation period:			
Qualified VI	65,568.091	$ 11.21	$ 735,018
Qualified XII (0.15)	248.469	11.29	2,805
Qualified XII (0.50)	110.426	11.26	1,243
Qualified XII (0.55)	187.242	11.26	2,108
Qualified XII (0.60)	807.238	11.26	9,090
Qualified XII (0.65)	140.821	11.25	1,584
Qualified XII (0.70)	3,413.876	11.25	38,406
Qualified XII (0.75)	7.191	11.24	81
Qualified XII (0.80)	15,817.834	11.24	177,792
Qualified XII (0.85)	1,175.520	11.24	13,213
Qualified XII (0.90)	784.598	11.23	8,811
Qualified XII (0.95)	4,286.284	11.23	48,135
Qualified XII (1.00)	29,858.296	11.22	335,010
Qualified XII (1.05)	2,145.829	11.22	24,076
Qualified XII (1.10)	21.048	11.22	236
Qualified XII (1.15)	173.633	11.21	1,946
Qualified XII (1.20)	0.698	11.21	8
Qualified XII (1.25)	1,446.831	11.21	16,219
Qualified XII (1.40)	206.201	11.19	2,307
Qualified XV	48.675	11.23	547
Qualified XVI	1,081.740	11.19	12,105
Qualified XXI	1,334.468	11.24	14,999
Qualified XXVI	3.604	11.23	40
	128,868.613		$ 1,445,779

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			

ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

Division/Contract	Units	Unit Value	Extended Value
Contracts in accumulation period:			
ING MAP PLUS NP13	198.388	$ 11.87	$ 2,355
ING MAP PLUS NP15	975.344	11.86	11,568
ING MAP PLUS NP17	81.048	11.85	960
Qualified VI	233,020.647	11.82	2,754,304
Qualified XII (0.50)	18,064.623	11.88	214,608
Qualified XII (0.55)	639.652	11.88	7,599
Qualified XII (0.60)	549.577	11.88	6,529
Qualified XII (0.65)	267.355	11.87	3,174
Qualified XII (0.70)	1,199.233	11.87	14,235
Qualified XII (0.75)	2,711.492	11.86	32,158
Qualified XII (0.80)	26,415.623	11.86	313,289
Qualified XII (0.85)	9,192.178	11.86	109,019
Qualified XII (0.90)	642.762	11.85	7,617
Qualified XII (0.95)	9,185.621	11.85	108,850
Qualified XII (1.00)	65,895.742	11.84	780,206
Qualified XII (1.05)	1,598.858	11.84	18,930
Qualified XII (1.10)	562.202	11.84	6,656
Qualified XII (1.15)	2,894.902	11.83	34,247
Qualified XII (1.20)	595.544	11.83	7,045
Qualified XII (1.25)	3,997.999	11.82	47,256
Qualified XV	219.222	11.85	2,598
Qualified XVI	4,234.766	11.80	49,970
Qualified XXI	213.147	11.86	2,528
Qualified XXV	2,631.804	11.86	31,213
Qualified XXVI	3,713.816	11.85	44,009
	389,701.545		$ 4,610,923

ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class

Division/Contract	Units	Unit Value	Extended Value
Contracts in accumulation period:			
Qualified XXVII	821,240.578	$ 11.39	$ 9,353,930
Qualified XXVIII	574,931.636	11.39	6,548,471
	1,396,172.214		$ 15,902,401

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	293,009.310	$ 13.40	$ 3,926,325
Qualified XII (0.15)	2,045.283	13.50	27,611
Qualified XII (0.50)	4,930.357	13.47	66,412
Qualified XII (0.55)	1,241.045	13.47	16,717
Qualified XII (0.60)	5,709.272	13.46	76,847
Qualified XII (0.65)	35.299	13.46	475
Qualified XII (0.70)	5,768.022	13.45	77,580
Qualified XII (0.75)	5,359.949	13.45	72,091
Qualified XII (0.80)	44,087.182	13.45	592,973
Qualified XII (0.85)	15,290.512	13.44	205,504
Qualified XII (0.90)	829.064	13.44	11,143
Qualified XII (0.95)	6,921.244	13.43	92,952
Qualified XII (1.00)	63,577.721	13.43	853,849
Qualified XII (1.05)	5,900.393	13.42	79,183
Qualified XII (1.10)	2,567.871	13.42	34,461
Qualified XII (1.15)	2,732.976	13.41	36,649
Qualified XII (1.20)	578.427	13.41	7,757
Qualified XII (1.25)	4,853.278	13.40	65,034
Qualified XII (1.35)	592.293	13.40	7,937
Qualified XII (1.40)	2,382.379	13.39	31,900
Qualified XII (1.45)	90.352	13.39	1,210
Qualified XV	5,301.778	13.43	71,203
Qualified XVI	21,726.275	13.38	290,698
Qualified XVII	793.143	13.40	10,628
Qualified XXI	3,321.628	13.45	44,676
Qualified XXV	7,658.396	13.45	103,005
Qualified XXVI	5,084.450	13.44	68,335
	512,387.899		$ 6,873,155

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	18,756.322	$ 11.29	$ 211,759
Qualified XII (0.15)	629.947	11.38	7,169
Qualified XII (0.50)	0.524	11.35	6
Qualified XII (0.70)	42.401	11.34	481
Qualified XII (0.75)	5.801	11.33	66
Qualified XII (0.85)	32.982	11.33	374
Qualified XII (0.90)	2,290.788	11.32	25,932
Qualified XII (0.95)	196.746	11.32	2,227
Qualified XII (1.00)	2,084.030	11.31	23,570
Qualified XII (1.05)	197.897	11.31	2,238
Qualified XII (1.15)	458.459	11.30	5,181
Qualified XII (1.25)	68.551	11.29	774
Qualified XII (1.40)	20.108	11.28	227
Qualified XXI	70.414	11.33	798
Qualified XXVI	90.331	11.32	1,023
	24,945.301		$ 281,825

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	366,954.058	$ 13.31	$ 4,884,159
Qualified X (1.15)	7,239.601	13.84	100,196
Qualified X (1.25)	29,535.767	13.82	408,184
Qualified XII (0.00)	2,879.722	13.58	39,107
Qualified XII (0.30)	15.956	13.52	216
Qualified XII (0.55)	4,470.975	13.46	60,179
Qualified XII (0.60)	472.152	13.45	6,350
Qualified XII (0.65)	2,812.188	13.44	37,796
Qualified XII (0.70)	13,308.334	13.43	178,731
Qualified XII (0.75)	416.457	13.42	5,589
Qualified XII (0.80)	29,871.604	13.41	400,578
Qualified XII (0.85)	22,018.601	13.40	295,049
Qualified XII (0.90)	1,660.147	13.39	22,229
Qualified XII (0.95)	20,784.067	13.38	278,091
Qualified XII (1.00)	121,726.724	13.36	1,626,269
Qualified XII (1.05)	6,505.923	13.35	86,854
Qualified XII (1.10)	2,384.349	13.34	31,807
Qualified XII (1.15)	6,690.385	13.33	89,183
Qualified XII (1.20)	1,703.810	13.32	22,695
Qualified XII (1.25)	596.598	13.95	8,323
Qualified XII (1.25)	6,366.563	13.31	84,739
Qualified XII (1.30)	0.307	13.30	4
Qualified XII (1.35)	6.430	13.29	85
Qualified XII (1.40)	842.556	13.28	11,189
Qualified XII (1.45)	10.046	13.26	133
Qualified XII (1.50)	450.645	13.25	5,971
Qualified XVI	4,895.243	13.25	64,862
Qualified XVII	592.219	13.36	7,912
Qualified XVIII	1,718.862	13.86	23,823
Qualified XXI	457.113	13.41	6,130
Qualified XXV	80.480	13.44	1,082
Qualified XXXII	214.318	13.82	2,962
	657,682.200		$ 8,790,477

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	35.248	$ 11.49	$ 405
Qualified VI	72,660.081	11.48	834,138
Qualified XII (0.15)	2,784.920	11.57	32,222
Qualified XII (0.50)	541.647	11.54	6,251
Qualified XII (0.65)	248.641	11.53	2,867
Qualified XII (0.70)	1,023.808	11.53	11,805
Qualified XII (0.85)	2,993.106	11.51	34,451
Qualified XII (0.90)	3,588.982	11.51	41,309
Qualified XII (0.95)	4,491.429	11.51	51,696
Qualified XII (1.00)	48,646.765	11.50	559,438
Qualified XII (1.05)	4,570.478	11.50	52,560
Qualified XII (1.10)	956.701	11.49	10,992
Qualified XII (1.15)	549.193	11.49	6,310
Qualified XII (1.20)	102.795	11.49	1,181
Qualified XII (1.25)	883.572	11.48	10,143
Qualified XII (1.40)	2,035.269	11.47	23,345
Qualified XII (1.45)	19.237	11.47	221
Qualified XII (1.50)	268.038	11.46	3,072
Qualified XIII	1,053.136	11.52	12,132
Qualified XVI	476.115	11.46	5,456
	147,929.161		$ 1,699,994
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	216.111	$ 11.43	$ 2,470
ING MAP PLUS NP21	376.852	11.40	4,296
Qualified VI	64,048.010	11.39	729,507
Qualified XII (0.15)	774.092	11.47	8,879
Qualified XII (0.50)	5,771.796	11.44	66,029
Qualified XII (0.60)	331.879	11.44	3,797
Qualified XII (0.70)	678.204	11.43	7,752
Qualified XII (0.75)	1,102.374	11.42	12,589
Qualified XII (0.80)	10,731.430	11.42	122,553
Qualified XII (0.85)	1,853.609	11.42	21,168
Qualified XII (0.90)	4.730	11.41	54
Qualified XII (0.95)	3,536.852	11.41	40,355
Qualified XII (1.00)	8,045.133	11.40	91,715
Qualified XII (1.05)	1.700	11.40	19
Qualified XII (1.10)	41.392	11.40	472
Qualified XII (1.15)	2,490.793	11.39	28,370
Qualified XII (1.20)	46.304	11.39	527
Qualified XII (1.25)	780.013	11.39	8,884
Qualified XII (1.40)	2.083	11.37	24
Qualified XII (1.45)	20.200	11.37	230
Qualified XV	831.677	11.41	9,489
Qualified XVI	27.480	11.37	312
	101,712.714		$ 1,159,491

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	113.330	$ 12.42	$ 1,408
Qualified VI	29,594.425	12.43	367,859
Qualified XII (0.70)	1,837.471	12.48	22,932
Qualified XII (0.75)	16.077	12.47	200
Qualified XII (0.80)	40,087.343	12.47	499,889
Qualified XII (0.85)	5,781.982	12.46	72,044
Qualified XII (0.90)	238.862	12.46	2,976
Qualified XII (0.95)	651.163	12.46	8,113
Qualified XII (1.00)	20,562.039	12.45	255,997
Qualified XII (1.05)	206.938	12.45	2,576
Qualified XII (1.10)	359.711	12.44	4,475
Qualified XII (1.15)	1,213.887	12.44	15,101
Qualified XII (1.25)	828.455	12.43	10,298
Qualified XII (1.40)	15.849	12.42	197
Qualified XV	397.153	12.46	4,949
Qualified XVI	5,949.425	12.41	73,832
Qualified XXI	114.876	12.47	1,433
Qualified XXV	205.409	12.47	2,561
Qualified XXVI	75.942	12.46	946
	108,250.337		$ 1,347,786

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	14,377.976	$ 11.09	$ 159,452
ING MAP PLUS NP14	25,825.444	11.08	286,146
ING MAP PLUS NP17	120.841	11.05	1,335
ING MAP PLUS NP23	316.344	10.98	3,473
ING MAP PLUS NP26	7.403	10.95	81
Qualified V	230.310	12.54	2,888
Qualified VI	1,519,367.854	13.12	19,934,106
Qualified X (1.15)	3,244.540	11.18	36,274
Qualified X (1.25)	76,601.332	11.16	854,871
Qualified XII (0.15)	4.247	12.86	55
Qualified XII (0.15)	2,295.897	12.96	29,755
Qualified XII (0.40)	276.896	13.66	3,782
Qualified XII (0.50)	19,365.796	13.61	263,568
Qualified XII (0.55)	22,240.697	13.61	302,696
Qualified XII (0.60)	16,161.818	13.59	219,639
Qualified XII (0.65)	7,647.940	13.57	103,783
Qualified XII (0.70)	48,227.669	13.56	653,967
Qualified XII (0.75)	9,979.964	13.54	135,129
Qualified XII (0.80)	180,292.356	13.50	2,433,947
Qualified XII (0.85)	84,096.510	13.47	1,132,780
Qualified XII (0.90)	9,016.433	13.47	121,451
Qualified XII (0.95)	122,825.847	13.43	1,649,551
Qualified XII (1.00)	674,915.025	13.42	9,057,360
Qualified XII (1.05)	21,114.582	13.40	282,935
Qualified XII (1.10)	89,822.010	13.38	1,201,819
Qualified XII (1.15)	22,326.749	13.37	298,509
Qualified XII (1.20)	7,215.843	13.35	96,332
Qualified XII (1.25)	3,189.336	11.34	36,167
Qualified XII (1.25)	65,612.416	13.33	874,614
Qualified XII (1.30)	2,566.227	13.32	34,182
Qualified XII (1.35)	2,387.814	13.30	31,758
Qualified XII (1.40)	13,468.339	13.28	178,860
Qualified XII (1.45)	1,688.387	13.27	22,405
Qualified XII (1.50)	361.325	13.25	4,788
Qualified XV	613.292	12.69	7,783
Qualified XVI	26,688.190	13.03	347,747
Qualified XVII	8,976.365	12.59	113,012
Qualified XXI	5,112.999	12.74	65,140
Qualified XXV	534.769	12.76	6,824
Qualified XXVI	20,712.720	12.71	263,259
Qualified XXXII	2,595.299	11.16	28,964
	3,132,425.801		$ 41,281,187

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	50,344.989	$ 11.41	$ 574,436
Qualified XII (0.50)	301.669	11.47	3,460
Qualified XII (0.60)	735.158	11.46	8,425
Qualified XII (0.70)	10,300.352	11.45	117,939
Qualified XII (0.75)	71.452	11.45	818
Qualified XII (0.80)	2,231.316	11.44	25,526
Qualified XII (0.85)	5,491.403	11.44	62,822
Qualified XII (0.90)	8.822	11.44	101
Qualified XII (0.95)	9,213.654	11.43	105,312
Qualified XII (1.00)	14,971.206	11.43	171,121
Qualified XII (1.10)	1,223.947	11.42	13,977
Qualified XII (1.15)	129.892	11.42	1,483
Qualified XII (1.25)	413.895	11.41	4,723
Qualified XII (1.45)	28.696	11.39	327
Qualified XV	1,026.871	11.43	11,737
Qualified XVI	3,735.359	11.39	42,546
Qualified XXI	3,242.736	11.44	37,097
Qualified XXV	760.092	11.45	8,703
	104,231.509		$ 1,190,553
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Qualified VI	7,595.527	$ 10.98	$ 83,399
Qualified XII (0.70)	25.601	11.02	282
Qualified XII (0.85)	914.048	11.01	10,064
Qualified XII (0.90)	6.457	11.00	71
Qualified XII (0.95)	454.875	11.00	5,004
Qualified XII (1.00)	2,543.136	11.00	27,975
Qualified XII (1.05)	849.896	10.99	9,340
Qualified XII (1.10)	21.608	10.99	237
Qualified XII (1.20)	0.112	10.98	1
Qualified XII (1.25)	157.215	10.98	1,726
Qualified XII (1.40)	950.704	10.97	10,429
Qualified XII (1.45)	8.780	10.96	96
Qualified XVI	3,947.161	10.96	43,261
Qualified XXI	1,966.635	11.01	21,653
	19,441.755		$ 213,538

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	82,108.315	$ 10.48	$ 860,495
Qualified XII (0.15)	1,026.726	10.56	10,842
Qualified XII (0.50)	995.415	10.54	10,492
Qualified XII (0.60)	2,469.876	10.53	26,008
Qualified XII (0.70)	5,419.473	10.52	57,013
Qualified XII (0.75)	6.759	10.52	71
Qualified XII (0.80)	13,174.090	10.51	138,460
Qualified XII (0.85)	2,448.638	10.51	25,735
Qualified XII (0.90)	757.737	10.51	7,964
Qualified XII (0.95)	2,243.485	10.50	23,557
Qualified XII (1.00)	17,239.013	10.50	181,010
Qualified XII (1.05)	622.967	10.50	6,541
Qualified XII (1.10)	145.745	10.49	1,529
Qualified XII (1.15)	2,233.446	10.49	23,429
Qualified XII (1.20)	185.566	10.49	1,947
Qualified XII (1.25)	266.057	10.48	2,788
Qualified XII (1.40)	524.234	10.47	5,489
Qualified XV	593.096	10.50	6,228
Qualified XVI	68.577	10.46	717
Qualified XXI	712.615	10.51	7,490
Qualified XXV	1,702.175	10.52	17,907
Qualified XXVI	174.117	10.51	1,830
	135,118.122		$ 1,417,542
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.00)	2,148,427.035	$ 11.56	$ 24,835,817
Qualified XII (0.40)	30.755	11.48	353
Qualified XII (0.80)	17,570.192	11.41	200,476
	2,166,027.982		$ 25,036,646

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	2,358.132	$ 10.97	$ 25,869
ING MAP PLUS NP21	19,242.467	10.94	210,513
Qualified VI	1,031,528.954	10.93	11,274,611
Qualified XII (0.15)	1,579.874	11.01	17,394
Qualified XII (0.50)	11,276.941	10.99	123,934
Qualified XII (0.60)	6,162.565	10.98	67,665
Qualified XII (0.65)	13.079	10.98	144
Qualified XII (0.70)	10,860.345	10.97	119,138
Qualified XII (0.75)	7,319.387	10.97	80,294
Qualified XII (0.80)	79,877.991	10.97	876,262
Qualified XII (0.85)	30,644.631	10.96	335,865
Qualified XII (0.90)	1,515.251	10.96	16,607
Qualified XII (0.95)	52,629.894	10.95	576,297
Qualified XII (1.00)	402,362.261	10.95	4,405,867
Qualified XII (1.05)	8,282.317	10.95	90,691
Qualified XII (1.10)	10,344.132	10.94	113,165
Qualified XII (1.15)	5,220.952	10.94	57,117
Qualified XII (1.20)	451.557	10.94	4,940
Qualified XII (1.25)	3,399.363	10.93	37,155
Qualified XII (1.25)	26,001.978	10.93	284,202
Qualified XII (1.35)	6.839	10.93	75
Qualified XII (1.40)	2,265.458	10.92	24,739
Qualified XII (1.45)	36.847	10.92	402
Qualified XII (1.50)	844.118	10.91	9,209
Qualified XV	179.244	10.95	1,963
Qualified XVI	23,801.705	10.91	259,677
Qualified XVII	867.631	10.93	9,483
Qualified XXI	3,552.605	10.97	38,972
Qualified XXV	6,680.168	10.97	73,281
Qualified XXVI	2,607.797	10.96	28,581
	1,751,914.483		$ 19,164,112

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP10	1,867.204	$ 11.60	$ 21,660
ING MAP PLUS NP11	2,592.869	11.59	30,051
ING MAP PLUS NP13	99.849	11.57	1,155
ING MAP PLUS NP15	9,726.758	11.55	112,344
ING MAP PLUS NP20	26,832.240	11.50	308,571
ING MAP PLUS NP21	820.493	11.48	9,419
ING MAP PLUS NP22	43.491	11.47	499
ING MAP PLUS NP28	11,173.750	11.41	127,492
ING MAP PLUS NP29	111.156	11.40	1,267
ING MAP PLUS NP30	836.788	11.39	9,531
ING MAP PLUS NP6	3,135.342	11.65	36,527
Qualified V	431.136	14.12	6,088
Qualified VI	995,403.701	15.08	15,010,688
Qualified VIII	340.759	14.18	4,832
Qualified X (1.15)	1,483.487	11.65	17,283
Qualified X (1.25)	68,863.741	11.64	801,574
Qualified XII (0.15)	4.987	14.48	72
Qualified XII (0.15)	1,706.246	14.60	24,911
Qualified XII (0.30)	13.463	15.47	208
Qualified XII (0.50)	13,131.486	15.37	201,831
Qualified XII (0.55)	10,755.452	15.37	165,311
Qualified XII (0.60)	9,554.633	15.35	146,664
Qualified XII (0.65)	8,869.963	15.33	135,977
Qualified XII (0.70)	48,012.841	15.31	735,077
Qualified XII (0.75)	9,686.160	15.29	148,101
Qualified XII (0.80)	66,199.886	15.25	1,009,548
Qualified XII (0.85)	81,482.473	15.21	1,239,348
Qualified XII (0.90)	4,885.121	15.21	74,303
Qualified XII (0.95)	1,942,379.437	15.17	29,465,896
Qualified XII (1.00)	190,861.385	15.15	2,891,550
Qualified XII (1.05)	19,570.126	15.13	296,096
Qualified XII (1.10)	31,356.964	15.11	473,804
Qualified XII (1.15)	16,297.593	15.10	246,094
Qualified XII (1.20)	6,566.016	15.08	99,016
Qualified XII (1.25)	569.250	11.78	6,706
Qualified XII (1.25)	21,697.438	15.06	326,763
Qualified XII (1.30)	33.124	15.04	498
Qualified XII (1.35)	897.277	15.02	13,477
Qualified XII (1.40)	4,525.024	15.00	67,875
Qualified XII (1.45)	95.620	14.98	1,432
Qualified XII (1.50)	387.513	14.97	5,801

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income			
Portfolio - Service Class (continued)			
Qualified XV	2,792.670	$ 14.29	$ 39,907
Qualified XVI	15,678.371	14.98	234,862
Qualified XVII	7,278.510	14.18	103,209
Qualified XVIII	1,257.300	11.68	14,685
Qualified XXI	12,211.230	14.35	175,231
Qualified XXV	849.646	14.37	12,209
Qualified XXVI	3,510.150	14.31	50,230
Qualified XXXII	2,911.610	11.64	33,891
	3,659,791.729		$ 54,939,564
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	327,404.149	$ 11.04	$ 3,614,542
Qualified XII (0.15)	812.826	11.12	9,039
Qualified XII (0.50)	1,679.995	11.10	18,648
Qualified XII (0.60)	1,607.291	11.09	17,825
Qualified XII (0.65)	215.478	11.09	2,390
Qualified XII (0.70)	6,843.989	11.08	75,831
Qualified XII (0.75)	4,811.659	11.08	53,313
Qualified XII (0.80)	167,606.724	11.08	1,857,083
Qualified XII (0.85)	11,182.970	11.07	123,795
Qualified XII (0.90)	392.892	11.07	4,349
Qualified XII (0.95)	12,179.559	11.07	134,828
Qualified XII (1.00)	192,986.697	11.06	2,134,433
Qualified XII (1.05)	1,332.387	11.06	14,736
Qualified XII (1.10)	4,569.888	11.05	50,497
Qualified XII (1.15)	2,792.323	11.05	30,855
Qualified XII (1.20)	162.229	11.05	1,793
Qualified XII (1.25)	4,274.407	11.04	47,189
Qualified XII (1.35)	695.626	11.04	7,680
Qualified XII (1.40)	393.531	11.03	4,341
Qualified XV	15.177	11.07	168
Qualified XVI	10,200.988	11.02	112,415
Qualified XVII	2,773.973	11.04	30,625
Qualified XXI	1,179.412	11.08	13,068
Qualified XXV	2,482.481	11.08	27,506
Qualified XXVI	71.712	11.07	794
	758,668.363		$ 8,387,743

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Fund - Class Q			
Contracts in accumulation period:			
ING MAP PLUS NP26	194.746	$ 12.56	$ 2,446
	194.746		$ 2,446
ING International SmallCap Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	18,353.149	$ 14.52	$ 266,488
ING MAP PLUS NP26	1,148.365	14.35	16,479
	19,501.514		$ 282,967
ING American Century Large Company Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 21,976
Contracts in accumulation period:			
Qualified VI	151,502.754	$ 13.83	2,095,283
Qualified X (1.15)	17,991.691	11.06	198,988
Qualified X (1.25)	49,767.498	10.74	534,503
Qualified XII (0.15)	1,705.323	14.47	24,676
Qualified XII (0.50)	755.138	14.27	10,776
Qualified XII (0.55)	2,314.708	14.24	32,961
Qualified XII (0.60)	3,640.528	14.21	51,732
Qualified XII (0.65)	5,071.874	14.18	71,919
Qualified XII (0.70)	1,521.714	14.15	21,532
Qualified XII (0.75)	1,654.062	14.12	23,355
Qualified XII (0.80)	2,148.987	14.09	30,279
Qualified XII (0.85)	8,580.393	14.06	120,640
Qualified XII (0.90)	451.115	14.03	6,329
Qualified XII (0.95)	13,140.204	14.01	184,094
Qualified XII (1.00)	40,172.651	13.98	561,614
Qualified XII (1.05)	2,082.594	13.95	29,052
Qualified XII (1.10)	5,135.418	13.92	71,485
Qualified XII (1.15)	815.114	13.89	11,322
Qualified XII (1.20)	899.363	13.86	12,465
Qualified XII (1.25)	5,047.533	13.83	69,807
Qualified XII (1.30)	339.573	13.80	4,686
Qualified XII (1.35)	517.829	13.78	7,136
Qualified XII (1.40)	1,469.123	13.75	20,200
Qualified XII (1.45)	20.745	13.72	285
Qualified XV	1,360.141	14.01	19,056
Qualified XVI	5,280.822	13.69	72,294
Qualified XVIII	629.778	11.13	7,009
Qualified XXI	326.235	14.09	4,597
Qualified XXV	1,243.662	14.12	17,561
Qualified XXVI	4,091.721	14.03	57,407
	329,678.291		$ 4,395,019

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Initial Class			
Currently payable annuity contracts:			$ 309,667
Contracts in accumulation period:			
Qualified V	1,175.824	$ 10.14	11,923
Qualified VI	6,193,036.439	10.16	62,921,250
Qualified VIII	3,409.569	10.16	34,641
Qualified X (1.15)	82,568.714	10.17	839,724
Qualified X (1.25)	587,981.716	10.16	5,973,894
Qualified XII (0.05)	34,124.589	10.27	350,460
Qualified XII (0.15)	23,272.953	10.26	238,781
Qualified XII (0.15)	60,991.600	10.22	623,334
Qualified XII (0.25)	68,146.676	10.25	698,503
Qualified XII (0.35)	34,201.259	10.24	350,221
Qualified XII (0.40)	596,403.661	10.24	6,107,173
Qualified XII (0.45)	1,596.837	10.23	16,336
Qualified XII (0.50)	373,528.445	10.23	3,821,196
Qualified XII (0.55)	105,920.895	10.22	1,082,512
Qualified XII (0.60)	119,054.718	10.22	1,216,739
Qualified XII (0.65)	33,109.772	10.21	338,051
Qualified XII (0.70)	272,583.985	10.21	2,783,082
Qualified XII (0.75)	233,586.158	10.20	2,382,579
Qualified XII (0.80)	486,078.480	10.20	4,958,001
Qualified XII (0.85)	725,698.070	10.20	7,402,120
Qualified XII (0.90)	44,109.154	10.19	449,472
Qualified XII (0.95)	403,792.149	10.19	4,114,642
Qualified XII (1.00)	1,243,343.111	10.18	12,657,233
Qualified XII (1.05)	190,969.982	10.18	1,944,074
Qualified XII (1.10)	167,082.465	10.17	1,699,229
Qualified XII (1.15)	71,961.524	10.17	731,849
Qualified XII (1.20)	42,483.987	10.16	431,637
Qualified XII (1.25)	81,969.473	10.16	832,810
Qualified XII (1.30)	7,176.205	10.15	72,838
Qualified XII (1.35)	5,863.569	10.15	59,515
Qualified XII (1.40)	22,030.713	10.15	223,612
Qualified XII (1.45)	3,361.583	10.14	34,086
Qualified XII (1.50)	7,312.208	10.14	74,146
Qualified XV	34,400.362	10.19	350,540
Qualified XVI	169,734.419	10.14	1,721,107
Qualified XVII	10,905.072	10.16	110,796
Qualified XVIII	27,745.248	10.16	281,892
Qualified XXI	92,128.895	10.20	939,715
Qualified XXII	486.206	10.23	4,974
Qualified XXV	81,793.625	10.20	834,295
Qualified XXVI	36,488.492	10.19	371,818
Qualified XXVII	2,327,182.639	10.49	24,412,146
Qualified XXVIII	288,886.042	10.49	3,030,415
Qualified XXXII	28,630.620	10.16	290,887
Qualified XXXIII (0.65)	1,649.056	10.21	16,837
	15,427,957.159		$ 158,150,752

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	2,284.257	$ 8.86	$ 20,239
Qualified XII (1.15)	14.111	8.90	126
Qualified XXXIII (0.40)	9.028	9.21	83
	2,307.396		$ 20,448
ING American Century Small Cap Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 352,218
Contracts in accumulation period:			
ING MAP PLUS NP10	5,347.375	$ 12.60	67,377
ING MAP PLUS NP26	12.594	12.41	156
ING MAP PLUS NP28	5,454.982	12.39	67,587
ING MAP PLUS NP29	17.900	12.37	221
Qualified V	107.798	13.72	1,479
Qualified VI	498,974.980	13.80	6,885,855
Qualified X (1.15)	26,684.396	13.86	369,846
Qualified X (1.25)	57,475.116	13.80	793,157
Qualified XII (0.00)	4,586.279	14.45	66,272
Qualified XII (0.05)	18,041.651	14.28	257,635
Qualified XII (0.15)	2,610.423	14.37	37,512
Qualified XII (0.30)	41,011.147	14.30	586,459
Qualified XII (0.35)	4,872.670	14.27	69,533
Qualified XII (0.50)	8,193.372	14.19	116,264
Qualified XII (0.55)	15,174.531	14.16	214,871
Qualified XII (0.60)	6,992.717	14.14	98,877
Qualified XII (0.65)	4,005.885	14.11	56,523
Qualified XII (0.70)	34,192.406	14.09	481,771
Qualified XII (0.75)	4,551.575	14.06	63,995
Qualified XII (0.80)	104,798.971	14.03	1,470,330
Qualified XII (0.85)	36,285.428	14.01	508,359
Qualified XII (0.90)	2,625.079	13.98	36,699
Qualified XII (0.95)	1,082,078.015	13.96	15,105,809
Qualified XII (1.00)	212,012.007	13.93	2,953,327
Qualified XII (1.05)	5,590.665	13.91	77,766
Qualified XII (1.10)	10,289.823	13.88	142,823
Qualified XII (1.15)	6,481.404	13.86	89,832
Qualified XII (1.20)	2,081.872	13.83	28,792
Qualified XII (1.25)	10,539.557	13.80	145,446
Qualified XII (1.35)	250.153	13.75	3,440
Qualified XII (1.40)	8,063.212	13.73	110,708
Qualified XII (1.45)	230.805	13.70	3,162
Qualified XII (1.50)	54.310	13.68	743

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small Cap Value Portfolio - Service Class (continued)			
Qualified XV	492.505	13.96	6,875
Qualified XVI	10,175.857	13.68	139,206
Qualified XVII	5,293.959	13.80	73,057
Qualified XVIII	1,176.136	13.93	16,384
Qualified XXI	3,583.234	14.03	50,273
Qualified XXV	1,133.744	14.06	15,940
Qualified XXVI	1,529.721	13.98	21,386
Qualified XXXII	766.157	13.09	10,029
	2,243,840.411		$ 31,597,994

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:			$ 325,912
Contracts in accumulation period:			
ING MAP PLUS NP12	246.285	$ 13.03	3,209
ING MAP PLUS NP13	9,945.358	13.01	129,389
ING MAP PLUS NP14	3,868.197	13.00	50,287
ING MAP PLUS NP15	2,238.825	12.99	29,082
ING MAP PLUS NP17	1,546.186	12.97	20,054
ING MAP PLUS NP20	18,185.653	12.93	235,140
ING MAP PLUS NP21	1,475.011	12.92	19,057
ING MAP PLUS NP23	405.728	12.89	5,230
ING MAP PLUS NP28	3,923.480	12.83	50,338
ING MAP PLUS NP29	17.275	12.82	221
ING MAP PLUS NP30	204.304	12.81	2,617
ING MAP PLUS NP6	1,458.168	13.10	19,102
Qualified VI	1,654,972.337	15.34	25,387,276
Qualified X (1.15)	43,930.407	15.39	676,089
Qualified X (1.25)	174,248.162	15.34	2,672,967
Qualified XII (0.05)	34,219.497	15.87	543,063
Qualified XII (0.15)	4,209.416	15.97	67,224
Qualified XII (0.30)	56,406.869	15.88	895,741
Qualified XII (0.35)	3,937.368	15.85	62,407
Qualified XII (0.50)	20,564.188	15.77	324,297
Qualified XII (0.55)	5,762.262	15.74	90,698
Qualified XII (0.60)	27,529.186	15.71	432,484
Qualified XII (0.65)	24,588.266	15.68	385,544
Qualified XII (0.70)	42,155.847	15.65	659,739
Qualified XII (0.75)	18,117.889	15.62	283,001
Qualified XII (0.80)	422,770.179	15.59	6,590,987
Qualified XII (0.85)	133,424.839	15.57	2,077,425
Qualified XII (0.90)	8,894.710	15.54	138,224
Qualified XII (0.95)	1,132,613.644	15.51	17,566,838
Qualified XII (1.00)	492,194.910	15.48	7,619,177
Qualified XII (1.05)	35,620.903	15.45	550,343
Qualified XII (1.10)	8,983.621	15.42	138,527
Qualified XII (1.15)	20,705.914	15.39	318,664
Qualified XII (1.20)	9,471.976	15.37	145,584
Qualified XII (1.25)	411.378	12.88	5,299

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XII (1.25)	33,006.068	$ 15.34	$ 506,313
Qualified XII (1.30)	3,169.627	15.31	48,527
Qualified XII (1.35)	5,624.135	15.28	85,937
Qualified XII (1.40)	5,416.760	15.25	82,606
Qualified XII (1.45)	420.239	15.23	6,400
Qualified XII (1.50)	4.046	15.20	62
Qualified XV	2,691.696	15.51	41,748
Qualified XVI	30,959.147	15.20	470,579
Qualified XVII	2,509.962	15.34	38,503
Qualified XVIII	2,630.913	15.48	40,727
Qualified XXI	23,357.266	15.59	364,140
Qualified XXV	8,033.250	15.62	125,479
Qualified XXVI	7,731.201	15.54	120,143
Qualified XXVII	490,493.331	17.55	8,608,158
Qualified XXXII	742.133	13.71	10,175
Qualified XXXIII (0.40)	6,332.993	15.87	100,505
	5,042,371.005		$ 79,171,238

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Davis Venture Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 50,741
Contracts in accumulation period:			
ING MAP PLUS NP17	25.009	$ 10.73	268
ING MAP PLUS NP26	158.361	10.64	1,685
Qualified VI	209,369.741	18.16	3,802,154
Qualified X (1.15)	12,420.342	11.74	145,815
Qualified X (1.25)	40,217.883	11.41	458,886
Qualified XII (0.15)	134.687	19.00	2,559
Qualified XII (0.50)	2,872.535	18.74	53,831
Qualified XII (0.55)	884.923	18.70	16,548
Qualified XII (0.60)	1,603.950	18.66	29,930
Qualified XII (0.65)	3,326.270	18.62	61,935
Qualified XII (0.70)	7,510.475	18.58	139,545
Qualified XII (0.75)	1,352.249	18.54	25,071
Qualified XII (0.80)	18,661.508	18.50	345,238
Qualified XII (0.85)	18,595.638	18.47	343,461
Qualified XII (0.90)	1,117.515	18.43	20,596
Qualified XII (0.95)	14,936.381	18.39	274,680
Qualified XII (1.00)	53,096.863	18.35	974,327
Qualified XII (1.05)	3,035.071	18.31	55,572
Qualified XII (1.10)	3,279.983	18.28	59,958
Qualified XII (1.15)	3,204.981	18.24	58,459
Qualified XII (1.20)	1,089.344	18.20	19,826
Qualified XII (1.25)	6,870.195	18.16	124,763
Qualified XII (1.30)	696.657	18.12	12,623
Qualified XII (1.35)	154.815	18.09	2,801
Qualified XII (1.40)	694.196	18.05	12,530
Qualified XII (1.45)	29.294	18.01	528
Qualified XV	397.883	18.39	7,317
Qualified XVI	3,565.168	17.98	64,102
Qualified XVII	2,347.373	18.16	42,628
Qualified XVIII	760.410	11.80	8,973
Qualified XXI	807.890	18.50	14,946
Qualified XXV	2,556.209	18.54	47,392
Qualified XXVI	2,724.843	18.43	50,219
	418,498.642		$ 7,329,907

Division/Contract	Units	Unit Value	Extended Value
ING Fundamental Research Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	89,139.242	$ 8.85	$ 788,882
Qualified X (1.15)	2,328.734	11.51	26,804
Qualified X (1.25)	9,304.680	10.89	101,328
Qualified XII (0.15)	5.330	9.26	49
Qualified XII (0.50)	223.126	9.12	2,035
Qualified XII (0.60)	1,751.631	9.09	15,922
Qualified XII (0.65)	893.961	9.07	8,108
Qualified XII (0.70)	440.702	9.05	3,988
Qualified XII (0.75)	37.639	9.03	340
Qualified XII (0.80)	3,417.765	9.01	30,794
Qualified XII (0.85)	2,635.427	8.99	23,692
Qualified XII (0.90)	1,277.299	8.97	11,457
Qualified XII (0.95)	6,299.173	8.96	56,441
Qualified XII (1.00)	37,021.518	8.94	330,972
Qualified XII (1.05)	4,856.508	8.92	43,320
Qualified XII (1.10)	3,687.540	8.90	32,819
Qualified XII (1.15)	657.045	8.88	5,835
Qualified XII (1.20)	2,311.630	8.86	20,481
Qualified XII (1.25)	2,181.208	8.85	19,304
Qualified XII (1.30)	465.720	8.83	4,112
Qualified XII (1.40)	194.863	8.79	1,713
Qualified XII (1.45)	4.489	8.77	39
Qualified XVI	704.864	8.75	6,168
Qualified XXI	113.158	9.01	1,020
Qualified XXV	40.044	9.04	362
Qualified XXVI	49.602	8.97	445
	170,042.898		$ 1,536,430

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth Portfolio - Service Class			
Currently payable annuity contracts:			$ 73,061
Contracts in accumulation period:			
Qualified VI	60,233.450	$ 10.90	656,545
Qualified X (1.15)	3,325.597	10.65	35,418
Qualified X (1.25)	32,430.611	10.02	324,955
Qualified XII (0.15)	207.406	11.41	2,367
Qualified XII (0.50)	642.885	11.25	7,232
Qualified XII (0.60)	2,927.361	11.20	32,786
Qualified XII (0.65)	2,751.929	11.18	30,767
Qualified XII (0.70)	17,658.873	11.15	196,896
Qualified XII (0.75)	1,036.051	11.13	11,531
Qualified XII (0.80)	7,483.369	11.11	83,140
Qualified XII (0.85)	6,392.610	11.08	70,830
Qualified XII (0.90)	639.505	11.06	7,073
Qualified XII (0.95)	3,662.243	11.04	40,431
Qualified XII (1.00)	16,431.198	11.01	180,907
Qualified XII (1.05)	63.187	10.99	694
Qualified XII (1.10)	6,978.645	10.97	76,556
Qualified XII (1.15)	666.605	10.95	7,299
Qualified XII (1.20)	393.393	10.92	4,296
Qualified XII (1.25)	4,103.455	10.90	44,728
Qualified XII (1.35)	306.980	10.86	3,334
Qualified XII (1.40)	1,332.734	10.83	14,434
Qualified XII (1.45)	928.214	10.81	10,034
Qualified XII (1.50)	119.330	10.79	1,288
Qualified XV	643.819	11.04	7,108
Qualified XVI	1,866.965	10.79	20,145
Qualified XVIII	669.292	10.71	7,168
Qualified XXI	2,069.715	11.11	22,995
Qualified XXV	2,412.465	11.13	26,851
	178,377.887		$ 2,000,869

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,168,444
Contracts in accumulation period:			
Qualified V	279.528	$ 23.05	6,443
Qualified VI	1,730,011.773	23.64	40,897,478
Qualified VIII	13,822.944	19.90	275,077
Qualified X (1.15)	117,422.305	23.92	2,808,742
Qualified X (1.25)	152,435.790	23.64	3,603,582
Qualified XII (0.00)	154,401.988	12.69	1,959,361
Qualified XII (0.05)	25,133.568	25.01	628,591
Qualified XII (0.15)	3,542.018	12.50	44,275
Qualified XII (0.15)	25,520.755	12.40	316,457
Qualified XII (0.25)	126,905.905	12.45	1,579,979
Qualified XII (0.30)	185,068.080	12.40	2,294,844
Qualified XII (0.35)	21,130.743	12.35	260,965
Qualified XII (0.45)	247.262	12.26	3,031
Qualified XII (0.50)	198,871.418	13.46	2,676,809
Qualified XII (0.55)	73,281.578	12.17	891,837
Qualified XII (0.60)	29,274.650	12.12	354,809
Qualified XII (0.65)	48,645.942	12.07	587,157
Qualified XII (0.70)	272,995.473	12.03	3,284,136
Qualified XII (0.75)	168,432.275	11.98	2,017,819
Qualified XII (0.80)	316,019.485	13.48	4,259,943
Qualified XII (0.85)	423,541.143	16.58	7,022,312
Qualified XII (0.90)	15,314.544	13.37	204,755
Qualified XII (0.95)	252,418.971	16.42	4,144,720
Qualified XII (1.00)	986,453.417	16.34	16,118,649
Qualified XII (1.05)	86,437.929	16.26	1,405,481
Qualified XII (1.10)	31,455.620	16.19	509,266
Qualified XII (1.15)	28,688.131	16.11	462,166
Qualified XII (1.20)	11,881.172	16.03	190,455
Qualified XII (1.25)	17,243.774	15.95	275,038
Qualified XII (1.30)	481.063	15.88	7,639
Qualified XII (1.35)	31.427	15.80	497
Qualified XII (1.40)	4,814.878	15.72	75,690
Qualified XII (1.45)	1,097.719	15.65	17,179
Qualified XII (1.50)	1,973.329	15.57	30,725

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Fleming International Portfolio - Initial Class (continued)			
Qualified XV	20,263.344	$ 24.29	$ 492,197
Qualified XVI	39,311.301	23.13	909,270
Qualified XVII	280.095	23.64	6,621
Qualified XVIII	5,841.082	23.64	138,083
Qualified XXI	22,464.064	24.53	551,043
Qualified XXV	2,184.923	24.26	53,006
Qualified XXVI	1,975.139	24.07	47,542
Qualified XXVII	1,326,641.771	24.97	33,126,245
Qualified XXVIII	148,592.446	24.89	3,698,466
Qualified XXXII	28,687.535	13.43	385,274
Qualified XXXIII (0.65)	1,394.065	12.34	17,203
	7,122,912.362		$ 139,809,301
ING JPMorgan Fleming International Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	255.157	$ 12.42	$ 3,169
	255.157		$ 3,169

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 321,902
Contracts in accumulation period:			
ING MAP PLUS NP13	18,748.149	$ 12.64	236,977
ING MAP PLUS NP14	1,856.816	12.62	23,433
ING MAP PLUS NP17	83.519	12.59	1,052
ING MAP PLUS NP20	24,117.527	12.55	302,675
ING MAP PLUS NP21	3,892.707	12.54	48,815
Qualified VI	689,876.993	15.03	10,368,851
Qualified X (1.15)	32,166.324	15.08	485,068
Qualified X (1.25)	190,611.866	15.03	2,864,896
Qualified XII (0.05)	36,957.233	15.55	574,685
Qualified XII (0.15)	2,514.046	15.64	39,320
Qualified XII (0.35)	4,372.933	15.53	67,912
Qualified XII (0.50)	14,964.668	15.45	231,204
Qualified XII (0.55)	6,591.686	15.42	101,644
Qualified XII (0.60)	8,879.847	15.39	136,661
Qualified XII (0.65)	4,309.962	15.36	66,201
Qualified XII (0.70)	51,463.654	15.33	788,938
Qualified XII (0.75)	19,886.652	15.30	304,266
Qualified XII (0.80)	18,310.872	15.28	279,790
Qualified XII (0.85)	72,437.980	15.25	1,104,679
Qualified XII (0.90)	7,379.838	15.22	112,321
Qualified XII (0.95)	58,226.348	15.19	884,458
Qualified XII (1.00)	233,127.820	15.16	3,534,218
Qualified XII (1.05)	21,150.014	15.14	320,211
Qualified XII (1.10)	11,724.241	15.11	177,153
Qualified XII (1.15)	6,179.045	15.08	93,180
Qualified XII (1.20)	6,143.483	15.05	92,459
Qualified XII (1.25)	10,412.289	15.03	156,497
Qualified XII (1.35)	524.442	14.97	7,851
Qualified XII (1.40)	3,745.229	14.94	55,954
Qualified XII (1.45)	577.640	14.92	8,618
Qualified XV	1,119.240	15.19	17,001
Qualified XVI	14,595.222	14.89	217,323
Qualified XVII	2,453.667	15.03	36,879
Qualified XVIII	351.761	15.16	5,333
Qualified XXI	4,986.153	15.28	76,188
Qualified XXV	6,271.801	15.30	95,959
Qualified XXVI	4,710.747	15.22	71,698
Qualified XXXII	1,670.082	13.07	21,828
	1,597,392.496		$ 24,334,098

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities Portfolio - Initial Class			
Currently payable annuity contracts:			$ 238,151
Contracts in accumulation period:			
Qualified V	213.840	$ 23.59	5,044
Qualified VI	1,436,355.493	23.94	34,386,351
Qualified VIII	5,124.495	20.57	105,411
Qualified X (1.15)	23,591.534	10.49	247,475
Qualified X (1.25)	170,119.985	10.41	1,770,949
Qualified XII (0.05)	7,530.910	25.34	190,833
Qualified XII (0.15)	11,354.556	9.98	113,318
Qualified XII (0.15)	16,797.622	9.90	166,296
Qualified XII (0.25)	33,110.572	11.36	376,136
Qualified XII (0.30)	92,008.799	11.32	1,041,540
Qualified XII (0.35)	6,204.793	11.28	69,990
Qualified XII (0.40)	124,241.325	16.50	2,049,982
Qualified XII (0.45)	78.474	11.19	878
Qualified XII (0.50)	83,068.531	11.83	982,701
Qualified XII (0.55)	76,427.079	11.11	849,105
Qualified XII (0.60)	31,980.804	11.07	354,028
Qualified XII (0.65)	15,546.563	11.02	171,323
Qualified XII (0.70)	202,062.801	10.98	2,218,650
Qualified XII (0.75)	100,645.969	10.94	1,101,067
Qualified XII (0.80)	199,216.442	12.34	2,458,331
Qualified XII (0.85)	386,834.404	16.02	6,197,087
Qualified XII (0.90)	20,336.152	11.84	240,780
Qualified XII (0.95)	215,617.390	15.86	3,419,692
Qualified XII (1.00)	975,622.466	15.79	15,405,079
Qualified XII (1.05)	71,051.831	15.71	1,116,224
Qualified XII (1.10)	57,731.566	15.64	902,922
Qualified XII (1.15)	27,649.025	15.56	430,219
Qualified XII (1.20)	15,937.498	15.49	246,872
Qualified XII (1.25)	17,427.456	15.41	268,557
Qualified XII (1.30)	678.676	15.34	10,411
Qualified XII (1.35)	1,266.496	15.26	19,327
Qualified XII (1.40)	17,320.117	15.19	263,093
Qualified XII (1.45)	361.940	15.12	5,473
Qualified XII (1.50)	1,451.763	15.04	21,835
Qualified XV	13,559.225	24.60	333,557
Qualified XVI	29,066.163	23.43	681,020
Qualified XVII	1,184.488	23.94	28,357
Qualified XVIII	4,400.028	10.41	45,804
Qualified XXI	14,129.835	24.85	351,126
Qualified XXV	7,785.921	24.58	191,378
Qualified XXVI	4,479.031	24.39	109,244
Qualified XXVII	1,226,374.571	29.48	36,153,522
Qualified XXVIII	113,889.939	29.39	3,347,225
Qualified XXXII	3,565.853	11.57	41,257
	5,863,402.421		$ 118,727,620

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value Portfolio - Service Class			
Currently payable annuity contracts:			$ 250,609
Contracts in accumulation period:			
Qualified VI	521,056.387	$ 13.69	7,133,262
Qualified VIII	891.419	13.69	12,204
Qualified X (1.15)	13,476.125	11.91	160,501
Qualified X (1.25)	123,124.364	11.37	1,399,924
Qualified XII (0.15)	876.063	14.33	12,554
Qualified XII (0.50)	42,921.108	14.12	606,046
Qualified XII (0.55)	658.404	14.10	9,283
Qualified XII (0.60)	4,317.921	14.07	60,753
Qualified XII (0.65)	5,030.994	14.04	70,635
Qualified XII (0.70)	17,762.784	14.01	248,857
Qualified XII (0.75)	8,992.979	13.98	125,722
Qualified XII (0.80)	8,067.540	13.95	112,542
Qualified XII (0.85)	49,756.527	13.92	692,611
Qualified XII (0.90)	3,845.790	13.89	53,418
Qualified XII (0.95)	51,465.332	13.86	713,310
Qualified XII (1.00)	272,681.763	13.84	3,773,916
Qualified XII (1.05)	10,041.466	13.81	138,673
Qualified XII (1.10)	16,835.522	13.78	231,994
Qualified XII (1.15)	4,362.748	13.75	59,988
Qualified XII (1.20)	1,891.751	13.72	25,955
Qualified XII (1.25)	75.008	11.14	836
Qualified XII (1.25)	20,935.331	13.69	286,605
Qualified XII (1.35)	267.771	13.64	3,652
Qualified XII (1.40)	1,611.379	13.61	21,931
Qualified XII (1.45)	129.799	13.58	1,763
Qualified XII (1.50)	61.453	13.55	833
Qualified XV	706.591	13.86	9,793
Qualified XVI	10,577.303	13.55	143,322
Qualified XVII	2,010.253	13.69	27,520
Qualified XVIII	6,142.236	11.97	73,523
Qualified XXI	3,592.201	13.95	50,111
Qualified XXV	1,410.255	13.98	19,715
Qualified XXVI	1,764.365	13.89	24,507
Qualified XXXII	1,475.809	11.39	16,809
	1,208,816.741		$ 16,573,677

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,822,847
Contracts in accumulation period:			
ING MAP PLUS NP10	19,149.305	$ 11.73	224,621
ING MAP PLUS NP13	30,438.732	11.71	356,438
ING MAP PLUS NP14	5,573.160	11.71	65,262
ING MAP PLUS NP15	23,035.217	11.70	269,512
ING MAP PLUS NP16	1,232.402	11.70	14,419
ING MAP PLUS NP17	1,167.787	11.69	13,651
ING MAP PLUS NP19	9,486.390	11.68	110,801
ING MAP PLUS NP20	23,911.040	11.68	279,281
ING MAP PLUS NP21	3,198.805	11.67	37,330
ING MAP PLUS NP22	3,014.016	11.67	35,174
ING MAP PLUS NP23	1,549.797	11.66	18,071
ING MAP PLUS NP24	4,382.902	11.66	51,105
ING MAP PLUS NP26	1,719.033	11.65	20,027
ING MAP PLUS NP27	114.171	11.64	1,329
ING MAP PLUS NP28	123.875	11.64	1,442
ING MAP PLUS NP29	4,117.765	11.63	47,890
ING MAP PLUS NP30	4,431.036	11.63	51,533
ING MAP PLUS NP32	1,110.549	11.62	12,905
Qualified V	3,821.944	11.63	44,449
Qualified VI	26,193,354.897	11.65	305,152,585
Qualified VIII	20,043.203	11.65	233,503
Qualified X (1.15)	464,388.265	11.66	5,414,767
Qualified X (1.25)	2,493,225.499	11.65	29,046,077
Qualified XII (0.00)	771,246.092	12.27	9,463,190
Qualified XII (0.05)	456,721.367	12.29	5,613,106
Qualified XII (0.15)	148,805.159	11.76	1,749,949
Qualified XII (0.15)	191,327.114	11.72	2,242,354
Qualified XII (0.25)	8,333.564	12.23	101,919
Qualified XII (0.25)	613,987.922	12.23	7,509,072
Qualified XII (0.30)	631.982	12.22	7,723
Qualified XII (0.30)	501,335.189	12.22	6,126,316
Qualified XII (0.35)	101,652.885	12.22	1,242,198
Qualified XII (0.35)	382,117.725	12.22	4,669,479
Qualified XII (0.40)	713,149.649	12.21	8,707,557
Qualified XII (0.45)	2,876.783	11.73	33,745
Qualified XII (0.50)	1,449,964.358	12.22	17,718,564
Qualified XII (0.55)	208,526.360	12.18	2,539,851
Qualified XII (0.55)	452,552.245	12.18	5,512,086
Qualified XII (0.60)	91,397.191	12.17	1,112,304
Qualified XII (0.60)	359,164.612	12.17	4,371,033

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XII (0.65)	85,811.249	$ 12.15	$ 1,042,607
Qualified XII (0.65)	139,998.944	12.15	1,700,987
Qualified XII (0.70)	132,925.111	12.14	1,613,711
Qualified XII (0.70)	1,034,639.089	12.14	12,560,519
Qualified XII (0.75)	1,000,436.291	12.13	12,135,292
Qualified XII (0.75)	1,039,670.274	12.13	12,611,200
Qualified XII (0.80)	4,671,723.136	12.18	56,901,588
Qualified XII (0.85)	321,829.100	12.18	3,919,878
Qualified XII (0.85)	2,544,289.738	12.18	30,989,449
Qualified XII (0.90)	159,940.829	12.17	1,946,480
Qualified XII (0.95)	150,946.873	12.17	1,837,023
Qualified XII (0.95)	1,911,047.441	12.17	23,257,447
Qualified XII (1.00)	7,940,403.789	11.68	92,743,916
Qualified XII (1.05)	216,426.962	12.15	2,629,588
Qualified XII (1.05)	737,045.455	12.15	8,955,102
Qualified XII (1.10)	18,996.742	12.15	230,810
Qualified XII (1.10)	520,550.888	12.15	6,324,693
Qualified XII (1.15)	360,151.933	12.13	4,368,643
Qualified XII (1.20)	7,897.232	12.12	95,714
Qualified XII (1.20)	188,361.597	12.12	2,282,943
Qualified XII (1.25)	549.765	11.65	6,405
Qualified XII (1.25)	349,096.779	12.12	4,231,053
Qualified XII (1.30)	23,464.558	12.11	284,156
Qualified XII (1.35)	37,652.646	11.64	438,277
Qualified XII (1.40)	3,479.446	12.25	42,623
Qualified XII (1.40)	111,963.687	12.25	1,371,555
Qualified XII (1.45)	15,149.739	11.63	176,191
Qualified XII (1.50)	30,913.328	11.62	359,213
Qualified XV	139,576.961	11.68	1,630,259
Qualified XVI	622,568.513	11.62	7,234,246
Qualified XVII	107,581.061	11.65	1,253,319
Qualified XVIII	74,391.183	11.65	866,657
Qualified XXI	350,684.287	11.70	4,103,006
Qualified XXII	1,816.893	11.73	21,312
Qualified XXV	216,488.435	11.70	2,532,915
Qualified XXVI	132,753.773	11.69	1,551,892
Qualified XXVII	9,918,175.726	11.66	115,645,929
Qualified XXVIII	3,312,274.684	11.66	38,621,123
Qualified XXXII	76,110.409	11.65	886,686
Qualified XXXIII (0.65)	26,655.327	11.71	312,134
	74,500,819.860		$ 881,762,006

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	521.257	$ 13.76	$ 7,173
Qualified X (1.25)	903.035	13.76	12,426
	1,424.292		$ 19,599

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,504,949
Contracts in accumulation period:			
Qualified V	4,201.816	$ 9.99	41,976
Qualified VI	3,908,565.478	10.01	39,124,740
Qualified VIII	2,024.054	10.01	20,261
Qualified X (1.15)	79,260.351	10.02	794,189
Qualified X (1.25)	415,235.635	10.01	4,156,509
Qualified XII (0.05)	102,670.889	10.25	1,052,377
Qualified XII (0.15)	25,321.775	10.10	255,750
Qualified XII (0.15)	31,154.005	10.07	313,721
Qualified XII (0.25)	77,967.339	10.21	796,047
Qualified XII (0.30)	289,693.890	10.21	2,957,775
Qualified XII (0.35)	118,601.911	10.20	1,209,739
Qualified XII (0.40)	519,152.647	10.19	5,290,165
Qualified XII (0.45)	49.583	10.08	500
Qualified XII (0.50)	250,314.438	10.19	2,550,704
Qualified XII (0.55)	163,874.832	10.17	1,666,607
Qualified XII (0.60)	81,732.330	10.17	831,218
Qualified XII (0.65)	50,790.345	10.16	516,030
Qualified XII (0.70)	358,804.242	10.15	3,641,863
Qualified XII (0.75)	375,989.360	10.14	3,812,532
Qualified XII (0.80)	498,890.245	10.16	5,068,725
Qualified XII (0.85)	557,770.282	10.15	5,661,368
Qualified XII (0.90)	38,833.683	10.14	393,774
Qualified XII (0.95)	502,892.331	10.14	5,099,328
Qualified XII (1.00)	1,262,918.108	10.03	12,667,069
Qualified XII (1.05)	153,988.442	10.13	1,559,903
Qualified XII (1.10)	138,695.236	10.12	1,403,596
Qualified XII (1.15)	57,414.640	10.12	581,036
Qualified XII (1.20)	59,076.157	10.11	597,260
Qualified XII (1.25)	125,805.252	10.10	1,270,633
Qualified XII (1.30)	10,608.145	10.10	107,142
Qualified XII (1.35)	19,280.931	10.00	192,809
Qualified XII (1.40)	34,808.384	10.13	352,609
Qualified XII (1.45)	14,778.346	9.99	147,636
Qualified XII (1.50)	1,048.394	9.99	10,473

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income			
Portfolio - Initial Class (continued)			
Qualified XV	24,536.231	$ 10.03	$ 246,098
Qualified XVI	97,565.620	9.99	974,681
Qualified XVII	10,313.036	10.01	103,233
Qualified XVIII	9,549.406	10.01	95,590
Qualified XXI	34,987.387	10.05	351,623
Qualified XXV	17,612.803	10.05	177,009
Qualified XXVI	31,277.959	10.04	314,031
Qualified XXVII	644,905.433	10.15	6,545,790
Qualified XXVIII	172,014.213	10.15	1,745,944
Qualified XXXII	9,613.323	10.01	96,229
Qualified XXXIII (0.65)	5,152.675	10.06	51,836
	11,389,741.582		$ 116,353,077

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:			$ 357,096
Contracts in accumulation period:			
ING MAP PLUS NP10	22,212.758	$ 10.47	232,568
ING MAP PLUS NP11	9,708.238	10.46	101,548
ING MAP PLUS NP12	10,130.204	10.45	105,861
ING MAP PLUS NP13	48,011.476	10.44	501,240
ING MAP PLUS NP14	5,098.208	10.43	53,174
ING MAP PLUS NP15	14,978.599	10.42	156,077
ING MAP PLUS NP16	1,138.395	10.41	11,851
ING MAP PLUS NP17	8.031	10.40	84
ING MAP PLUS NP20	17,503.239	10.37	181,509
ING MAP PLUS NP21	15,131.764	10.36	156,765
ING MAP PLUS NP22	627.220	10.35	6,492
ING MAP PLUS NP23	3,808.861	10.34	39,384
ING MAP PLUS NP26	2,251.242	10.31	23,210
ING MAP PLUS NP27	7,956.956	10.30	81,957
ING MAP PLUS NP28	7,576.232	10.29	77,959
ING MAP PLUS NP29	57.036	10.28	586
ING MAP PLUS NP30	1,112.079	10.27	11,421
Qualified VI	1,754,901.851	11.44	20,076,077
Qualified VIII	657.185	11.43	7,512
Qualified X (1.15)	23,675.812	11.48	271,798
Qualified X (1.25)	165,757.676	11.44	1,896,268
Qualified XII (0.15)	18,694.876	11.91	222,656
Qualified XII (0.35)	1,910.767	11.82	22,585
Qualified XII (0.50)	29,606.512	11.76	348,173
Qualified XII (0.55)	13,853.143	11.74	162,636
Qualified XII (0.60)	37,044.768	11.72	434,165
Qualified XII (0.65)	107,968.867	11.69	1,262,156
Qualified XII (0.70)	124,219.394	11.67	1,449,640
Qualified XII (0.75)	70,059.604	11.65	816,194
Qualified XII (0.80)	106,739.029	11.63	1,241,375
Qualified XII (0.85)	170,057.946	11.61	1,974,373
Qualified XII (0.90)	40,009.544	11.59	463,711
Qualified XII (0.95)	280,723.653	11.57	3,247,973
Qualified XII (1.00)	505,323.019	11.54	5,831,428
Qualified XII (1.05)	107,135.338	11.52	1,234,199

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class (continued)			
Qualified XII (1.10)	93,171.170	$ 11.50	$ 1,071,468
Qualified XII (1.15)	24,313.161	11.48	279,115
Qualified XII (1.20)	18,181.327	11.46	208,358
Qualified XII (1.25)	213.168	10.52	2,243
Qualified XII (1.25)	55,455.255	11.44	634,408
Qualified XII (1.30)	2,532.145	11.42	28,917
Qualified XII (1.35)	10,810.145	11.40	123,236
Qualified XII (1.40)	15,111.835	11.38	171,973
Qualified XII (1.45)	3,409.867	11.35	38,702
Qualified XII (1.50)	2,362.712	11.33	26,770
Qualified XV	3,107.281	11.57	35,951
Qualified XVI	36,567.202	11.33	414,306
Qualified XVII	3,417.642	11.44	39,098
Qualified XVIII	745.432	11.54	8,602
Qualified XXI	7,398.740	11.63	86,047
Qualified XXV	5,615.386	11.65	65,419
Qualified XXVI	11,685.531	11.59	135,435
Qualified XXVII	663,553.392	10.58	7,020,395
Qualified XXVIII	115,429.110	11.54	1,332,052
Qualified XXXII	1,307.028	10.41	13,606
Qualified XXXIII (0.40)	13,279.173	11.84	157,225
	4,813,316.224		$ 54,955,027

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 92,844
Contracts in accumulation period:			
Qualified V	1,001.183	$ 15.15	15,168
Qualified VI	5,531,601.986	15.38	85,076,039
Qualified VIII	9,413.278	16.11	151,648
Qualified X (1.15)	235,457.007	15.57	3,666,066
Qualified X (1.25)	486,538.904	15.38	7,482,968
Qualified XII (0.05)	88,358.907	16.28	1,438,483
Qualified XII (0.15)	45,766.274	10.99	502,971
Qualified XII (0.15)	84,638.153	10.90	922,556
Qualified XII (0.25)	174,131.496	9.51	1,655,991
Qualified XII (0.30)	312,583.157	9.47	2,960,163
Qualified XII (0.35)	32,337.167	9.44	305,263
Qualified XII (0.40)	354,299.179	10.91	3,865,404
Qualified XII (0.45)	870.203	9.36	8,145
Qualified XII (0.50)	440,136.672	9.20	4,049,257
Qualified XII (0.55)	97,972.976	9.29	910,169
Qualified XII (0.60)	108,588.213	9.26	1,005,527
Qualified XII (0.65)	52,772.631	9.22	486,564
Qualified XII (0.70)	572,510.054	9.19	5,261,367
Qualified XII (0.75)	511,677.349	9.15	4,681,848
Qualified XII (0.80)	931,891.346	9.84	9,169,811
Qualified XII (0.85)	951,682.091	10.59	10,078,313
Qualified XII (0.90)	51,316.862	9.45	484,944
Qualified XII (0.95)	588,486.200	10.49	6,173,220
Qualified XII (1.00)	2,364,927.044	10.44	24,689,838
Qualified XII (1.05)	293,330.316	10.39	3,047,702
Qualified XII (1.10)	104,360.099	10.34	1,079,083
Qualified XII (1.15)	73,537.180	10.29	756,698
Qualified XII (1.20)	27,726.779	10.24	283,922
Qualified XII (1.25)	67,890.979	10.19	691,809
Qualified XII (1.30)	3,610.368	10.14	36,609
Qualified XII (1.35)	2,856.049	10.10	28,846
Qualified XII (1.40)	22,541.560	10.05	226,543
Qualified XII (1.45)	860.149	10.00	8,601
Qualified XII (1.50)	10,123.609	9.95	100,730

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class (continued)			
Qualified XV	16,982.677	$ 15.81	$ 268,496
Qualified XVI	103,668.548	15.05	1,560,212
Qualified XVII	5,997.307	15.38	92,239
Qualified XVIII	9,287.101	15.38	142,836
Qualified XXI	90,932.383	15.96	1,451,281
Qualified XXII	126.487	16.17	2,045
Qualified XXV	32,515.900	15.79	513,426
Qualified XXVI	17,306.207	15.67	271,188
Qualified XXVII	1,479,955.207	15.71	23,250,096
Qualified XXVIII	302,879.308	15.66	4,743,090
Qualified XXXII	19,239.955	12.54	241,269
	16,714,686.500		$ 213,931,288
ING Salomon Brothers Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP17	2,764.940	$ 11.37	$ 31,437
ING MAP PLUS NP26	430.429	11.27	4,851
	3,195.369		$ 36,288
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified X (1.15)	5,316.201	$ 10.75	$ 57,149
Qualified X (1.25)	43,631.355	10.74	468,601
Qualified XII (0.95)	47,937.680	10.77	516,289
Qualified XII (1.10)	19,653.602	10.76	211,473
Qualified XVIII	3,121.354	10.74	33,523
Qualified XXVII	251,187.339	11.25	2,825,858
	370,847.531		$ 4,112,893

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	650.297	$ 10.69	$ 6,952
ING MAP PLUS NP15	1,332.982	10.69	14,250
ING MAP PLUS NP16	2,132.671	10.69	22,798
ING MAP PLUS NP17	236.582	10.68	2,527
ING MAP PLUS NP21	23,423.852	10.67	249,933
ING MAP PLUS NP22	0.426	10.66	5
ING MAP PLUS NP6	13,358.709	10.72	143,205
	41,135.519		$ 439,670
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	48,780.626	$ 10.68	$ 520,977
Qualified X (1.25)	19,642.804	10.68	209,785
Qualified XII (0.15)	6,888.990	10.76	74,126
Qualified XII (0.50)	451.695	10.73	4,847
Qualified XII (0.70)	325.729	10.72	3,492
Qualified XII (0.75)	30,296.096	10.72	324,774
Qualified XII (0.85)	2,236.874	10.71	23,957
Qualified XII (0.90)	424.596	10.70	4,543
Qualified XII (0.95)	58,032.281	10.70	620,945
Qualified XII (1.00)	291.529	10.70	3,119
Qualified XII (1.10)	4,439.769	10.69	47,461
Qualified XII (1.15)	1,756.930	10.69	18,782
Qualified XII (1.20)	43.699	10.68	467
Qualified XII (1.25)	5,985.401	10.68	63,924
Qualified XII (1.35)	1,151.057	10.67	12,282
Qualified XII (1.40)	1,023.867	10.67	10,925
Qualified XII (1.45)	25.366	10.67	271
Qualified XVI	215.199	10.66	2,294
Qualified XXI	15.285	10.71	164
Qualified XXXII	3,090.246	10.68	33,004
	185,118.039		$ 1,980,139

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,874.705	$ 10.92	$ 20,472
ING MAP PLUS NP17	2,832.919	10.91	30,907
ING MAP PLUS NP21	17,917.108	10.90	195,296
ING MAP PLUS NP22	0.416	10.89	5
ING MAP PLUS NP6	1,736.431	10.95	19,014
	24,361.579		$ 265,694
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	56,551.374	$ 10.91	$ 616,975
Qualified X (1.25)	12,016.665	10.91	131,102
Qualified XII (0.15)	231.815	10.99	2,548
Qualified XII (0.50)	685.484	10.96	7,513
Qualified XII (0.60)	1,079.608	10.96	11,833
Qualified XII (0.65)	37.016	10.95	405
Qualified XII (0.70)	199.542	10.95	2,185
Qualified XII (0.75)	8,932.926	10.94	97,726
Qualified XII (0.80)	534.544	10.94	5,848
Qualified XII (0.85)	5,373.835	10.94	58,790
Qualified XII (0.90)	60.747	10.93	664
Qualified XII (0.95)	69,240.621	10.93	756,800
Qualified XII (1.00)	9,512.930	10.93	103,976
Qualified XII (1.05)	523.625	10.92	5,718
Qualified XII (1.10)	3,004.332	10.92	32,807
Qualified XII (1.15)	1,463.647	10.92	15,983
Qualified XII (1.20)	2,634.098	10.91	28,738
Qualified XII (1.25)	1,658.847	10.91	18,098
Qualified XII (1.30)	10.227	10.90	111
Qualified XII (1.40)	407.730	10.90	4,444
Qualified XV	104.930	10.93	1,147
Qualified XVI	351.557	10.89	3,828
Qualified XXXII	989.139	10.91	10,792
	175,605.239		$ 1,918,031
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	146.280	$ 11.09	$ 1,622
ING MAP PLUS NP15	18,724.040	11.08	207,462
ING MAP PLUS NP17	10,892.832	11.07	120,584
ING MAP PLUS NP21	7,264.714	11.06	80,348
ING MAP PLUS NP22	0.410	11.05	5
ING MAP PLUS NP6	2,660.397	11.11	29,557
	39,688.673		$ 439,578

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	20,253.993	$ 11.07	$ 224,212
Qualified X (1.15)	1,293.071	11.07	14,314
Qualified X (1.25)	82.048	11.07	908
Qualified XII (0.15)	141.630	11.15	1,579
Qualified XII (0.50)	149.633	11.12	1,664
Qualified XII (0.60)	602.959	11.11	6,699
Qualified XII (0.65)	40.590	11.11	451
Qualified XII (0.70)	360.337	11.11	4,003
Qualified XII (0.75)	21,510.111	11.10	238,762
Qualified XII (0.85)	164.440	11.10	1,825
Qualified XII (0.90)	1.800	11.09	20
Qualified XII (0.95)	43,512.475	11.09	482,553
Qualified XII (1.00)	3,886.752	11.09	43,104
Qualified XII (1.05)	1,069.551	11.08	11,851
Qualified XII (1.10)	82.562	11.08	915
Qualified XII (1.15)	4,487.831	11.07	49,680
Qualified XII (1.20)	81.504	11.07	902
Qualified XII (1.25)	5,439.930	11.07	60,220
Qualified XII (1.40)	1,308.591	11.06	14,473
Qualified XVI	1,591.546	11.05	17,587
	106,061.354		$ 1,175,722
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	822.868	$ 11.30	$ 9,298
ING MAP PLUS NP15	16,084.338	11.30	181,753
ING MAP PLUS NP16	9.508	11.29	107
ING MAP PLUS NP17	1,436.385	11.29	16,217
ING MAP PLUS NP21	857.366	11.27	9,663
ING MAP PLUS NP22	0.401	11.27	5
ING MAP PLUS NP6	3,418.019	11.33	38,726
	22,628.885		$ 255,769

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	20,908.150	$ 11.27	$ 235,635
Qualified X (1.25)	825.882	11.27	9,308
Qualified XII (0.15)	55.913	11.36	635
Qualified XII (0.50)	0.107	11.33	1
Qualified XII (0.60)	1,319.934	11.32	14,942
Qualified XII (0.65)	0.880	11.32	10
Qualified XII (0.70)	3,878.153	11.32	43,901
Qualified XII (0.75)	3,675.380	11.31	41,569
Qualified XII (0.85)	310.100	11.31	3,507
Qualified XII (0.90)	9.046	11.30	102
Qualified XII (0.95)	13,598.933	11.30	153,668
Qualified XII (1.00)	4,411.841	11.29	49,810
Qualified XII (1.05)	1,685.236	11.29	19,026
Qualified XII (1.10)	67.544	11.29	763
Qualified XII (1.15)	349.994	11.28	3,948
Qualified XII (1.20)	323.199	11.28	3,646
Qualified XII (1.25)	263.300	11.27	2,967
Qualified XII (1.40)	152.907	11.26	1,722
Qualified XII (1.45)	11.386	11.26	128
Qualified XVI	42.119	11.26	474
	51,890.004		$ 585,762
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	14.040	$ 10.31	$ 145
ING MAP PLUS NP21	3,896.212	10.29	40,092
	3,910.252		$ 40,237

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	2,472.718	$ 10.30	$ 25,469
Qualified X (1.15)	19,638.345	10.31	202,471
Qualified X (1.25)	4,500.751	10.30	46,358
Qualified XII (0.50)	234.815	10.36	2,433
Qualified XII (0.70)	13.773	10.34	142
Qualified XII (0.75)	802.580	10.34	8,299
Qualified XII (0.85)	59.295	10.33	613
Qualified XII (0.95)	3,150.907	10.32	32,517
Qualified XII (1.00)	670.600	10.32	6,921
Qualified XII (1.05)	1,500.944	10.32	15,490
Qualified XII (1.10)	5.855	10.31	60
Qualified XII (1.40)	3.879	10.29	40
Qualified XII (1.45)	8.257	10.29	85
Qualified XVI	14.209	10.29	146
	33,076.928		$ 341,044

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:			$ 89,236
Contracts in accumulation period:			
Qualified V	2,000.958	$ 11.08	22,171
Qualified VI	16,226,699.823	11.09	179,954,101
Qualified VIII	17,945.280	11.09	199,013
Qualified X (1.15)	203,777.723	11.10	2,261,933
Qualified X (1.25)	1,285,787.381	11.09	14,259,382
Qualified XII (0.00)	385,627.566	11.60	4,473,280
Qualified XII (0.05)	207,288.935	11.60	2,404,552
Qualified XII (0.15)	126,980.510	11.20	1,422,182
Qualified XII (0.15)	217,038.710	11.16	2,422,152
Qualified XII (0.25)	4,981.620	11.54	57,488
Qualified XII (0.25)	209,750.823	11.54	2,420,525
Qualified XII (0.30)	2,116.439	11.54	24,424
Qualified XII (0.30)	569,954.540	11.54	6,577,275
Qualified XII (0.35)	82,806.860	11.53	954,763
Qualified XII (0.35)	242,274.572	11.53	2,793,426
Qualified XII (0.40)	16.412	11.18	183
Qualified XII (0.45)	950.722	11.17	10,620
Qualified XII (0.50)	736,533.996	11.54	8,499,602
Qualified XII (0.55)	76,453.772	11.50	879,218
Qualified XII (0.55)	170,084.599	11.50	1,955,973
Qualified XII (0.60)	61,430.084	11.48	705,217
Qualified XII (0.60)	421,545.685	11.48	4,839,344
Qualified XII (0.65)	31,354.810	11.47	359,640
Qualified XII (0.65)	107,429.744	11.47	1,232,219
Qualified XII (0.70)	64,949.922	11.46	744,326
Qualified XII (0.70)	607,347.545	11.46	6,960,203
Qualified XII (0.75)	256,011.775	11.44	2,928,775
Qualified XII (0.75)	597,868.446	11.44	6,839,615
Qualified XII (0.80)	1,438,843.622	11.50	16,546,702
Qualified XII (0.85)	97,877.917	11.50	1,125,596
Qualified XII (0.85)	1,516,713.854	11.50	17,442,209
Qualified XII (0.90)	68,184.866	11.48	782,762
Qualified XII (0.95)	96,928.012	11.48	1,112,734
Qualified XII (0.95)	1,243,093.787	11.48	14,270,717
Qualified XII (1.00)	3,188,813.972	11.12	35,459,611

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.05)	93,712.895	$ 11.47	$ 1,074,887
Qualified XII (1.05)	332,844.013	11.47	3,817,721
Qualified XII (1.10)	7,332.122	11.46	84,026
Qualified XII (1.10)	319,355.870	11.46	3,659,818
Qualified XII (1.15)	183,984.535	11.45	2,106,623
Qualified XII (1.20)	8,604.983	11.44	98,441
Qualified XII (1.20)	102,307.836	11.44	1,170,402
Qualified XII (1.25)	140,431.824	11.44	1,606,540
Qualified XII (1.30)	12,957.139	11.43	148,100
Qualified XII (1.35)	31,054.494	11.09	344,394
Qualified XII (1.40)	2,408.785	11.56	27,846
Qualified XII (1.40)	64,144.093	11.56	741,506
Qualified XII (1.45)	3,904.773	11.08	43,265
Qualified XII (1.50)	15,601.126	11.07	172,704
Qualified XV	122,398.996	11.12	1,361,077
Qualified XVI	373,538.353	11.07	4,135,070
Qualified XVII	18,705.077	11.09	207,439
Qualified XVIII	51,116.625	11.09	566,883
Qualified XXI	339,120.828	11.14	3,777,806
Qualified XXII	95.252	11.17	1,064
Qualified XXV	230,178.391	11.14	2,564,187
Qualified XXVI	158,793.225	11.13	1,767,369
Qualified XXVII	4,553,354.461	11.19	50,952,036
Qualified XXVIII	506,601.030	11.19	5,668,866
Qualified XXXII	27,484.492	11.09	304,803
	38,267,496.500		$ 429,434,042

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP12	660.522	$ 11.20	$ 7,398
ING MAP PLUS NP13	7,695.375	11.19	86,111
ING MAP PLUS NP14	1,260.420	11.18	14,092
ING MAP PLUS NP15	7,294.038	11.17	81,474
ING MAP PLUS NP23	310.104	11.09	3,439
ING MAP PLUS NP26	23.567	11.05	260
Qualified VI	4,043.532	8.27	33,440
Qualified XII (1.00)	452.414	8.35	3,778
	21,739.972		$ 229,992

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity			
Portfolio - Initial Class			
Currently payable annuity contracts:			$ 847,648
Contracts in accumulation period:			
Qualified V	1,386.906	$ 21.51	29,832
Qualified VI	4,595,128.610	21.41	98,381,704
Qualified VIII	3,809.658	21.85	83,241
Qualified X (1.15)	117,846.850	24.24	2,856,608
Qualified X (1.25)	432,956.380	23.99	10,386,624
Qualified XII (0.05)	22,156.066	22.66	502,056
Qualified XII (0.15)	36,029.139	11.98	431,629
Qualified XII (0.15)	68,490.463	12.08	827,365
Qualified XII (0.25)	156,687.338	14.01	2,195,190
Qualified XII (0.30)	264,014.574	13.96	3,685,643
Qualified XII (0.35)	31,150.765	13.90	432,996
Qualified XII (0.40)	217,508.577	21.12	4,593,781
Qualified XII (0.45)	532.016	13.80	7,342
Qualified XII (0.50)	281,753.575	14.37	4,048,799
Qualified XII (0.55)	106,398.663	13.69	1,456,598
Qualified XII (0.60)	94,136.532	13.64	1,284,022
Qualified XII (0.65)	139,250.571	13.59	1,892,415
Qualified XII (0.70)	341,896.615	13.54	4,629,280
Qualified XII (0.75)	536,029.164	13.49	7,231,033
Qualified XII (0.80)	567,593.692	14.80	8,400,387
Qualified XII (0.85)	529,676.700	20.50	10,858,372
Qualified XII (0.90)	33,026.363	14.26	470,956
Qualified XII (0.95)	944,864.902	20.31	19,190,206
Qualified XII (1.00)	1,030,018.697	20.21	20,816,678
Qualified XII (1.05)	131,087.030	20.11	2,636,160
Qualified XII (1.10)	88,139.316	20.02	1,764,549
Qualified XII (1.15)	55,821.523	19.92	1,111,965
Qualified XII (1.20)	23,412.132	19.82	464,028
Qualified XII (1.25)	763.718	11.71	8,943
Qualified XII (1.25)	56,851.162	19.73	1,121,673
Qualified XII (1.30)	4,375.882	19.63	85,899
Qualified XII (1.35)	13,346.923	19.54	260,799
Qualified XII (1.40)	17,981.186	19.45	349,734
Qualified XII (1.45)	1,872.163	19.35	36,226
Qualified XII (1.50)	1,484.181	19.26	28,585

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity			
Portfolio - Initial Class (continued)			
Qualified XV	11,002.182	$ 22.00	$ 242,048
Qualified XVI	116,587.522	20.95	2,442,509
Qualified XVII	19,715.776	21.41	422,115
Qualified XVIII	13,174.903	23.99	316,066
Qualified XXI	55,771.788	22.22	1,239,249
Qualified XXII	51.386	22.51	1,157
Qualified XXV	16,903.926	21.98	371,548
Qualified XXVI	26,171.234	21.81	570,795
Qualified XXVII	1,611,949.845	25.03	40,347,105
Qualified XXVIII	893,631.901	24.95	22,296,116
Qualified XXXI	1,661.274	15.18	25,218
Qualified XXXII	16,798.431	11.83	198,725
Qualified XXXIII (0.65)	14,011.697	11.93	167,160
	13,744,909.897		$ 282,048,777

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP10	14,355.829	$ 11.31	$ 162,364
ING MAP PLUS NP13	20.541	11.28	232
ING MAP PLUS NP15	12,292.555	11.26	138,414
ING MAP PLUS NP16	1,034.664	11.25	11,640
ING MAP PLUS NP17	1,352.308	11.24	15,200
ING MAP PLUS NP21	1,318.381	11.19	14,753
ING MAP PLUS NP22	895.598	11.18	10,013
ING MAP PLUS NP23	192.878	11.17	2,154
ING MAP PLUS NP24	3,053.879	11.16	34,081
ING MAP PLUS NP26	190.750	11.14	2,125
ING MAP PLUS NP27	150.697	11.13	1,677
Qualified XII (1.00)	4,214.911	12.75	53,740
	39,072.991		$ 446,393
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,574,003
Contracts in accumulation period:			
Qualified IX	2,814.366	$ 14.34	40,358
Qualified V	603.508	16.60	10,018
Qualified VI	3,707,990.341	16.95	62,850,436
Qualified VII	65,080.418	14.36	934,555
Qualified VIII	8,557.668	14.29	122,289
Qualified X (1.15)	71,579.496	17.16	1,228,304
Qualified X (1.25)	325,499.381	16.95	5,517,215
Qualified XII (0.00)	27.660	11.71	324
Qualified XII (0.05)	31,189.389	17.94	559,538
Qualified XII (0.15)	43,616.886	11.59	505,520
Qualified XII (0.15)	69,794.894	11.49	801,943
Qualified XII (0.25)	166,813.075	11.49	1,916,682
Qualified XII (0.30)	149,199.270	11.45	1,708,332
Qualified XII (0.35)	7,768.495	11.40	88,561
Qualified XII (0.40)	99,660.267	11.42	1,138,120
Qualified XII (0.45)	957.485	11.32	10,839
Qualified XII (0.50)	128,725.876	11.86	1,526,689
Qualified XII (0.55)	55,300.898	11.23	621,029
Qualified XII (0.60)	101,030.623	11.19	1,130,533
Qualified XII (0.65)	32,882.223	11.15	366,637
Qualified XII (0.70)	180,298.076	11.10	2,001,309
Qualified XII (0.75)	181,078.566	11.06	2,002,729
Qualified XII (0.80)	376,840.457	12.20	4,597,454
Qualified XII (0.85)	650,791.075	11.09	7,217,273

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (0.90)	18,013.399	$ 11.79	$ 212,378
Qualified XII (0.95)	313,717.911	10.99	3,447,760
Qualified XII (1.00)	841,153.113	10.93	9,193,804
Qualified XII (1.05)	89,807.869	10.88	977,110
Qualified XII (1.10)	49,071.955	10.83	531,449
Qualified XII (1.15)	61,862.053	10.78	666,873
Qualified XII (1.20)	12,913.900	10.72	138,437
Qualified XII (1.25)	29,698.542	10.67	316,883
Qualified XII (1.30)	818.466	10.62	8,692
Qualified XII (1.35)	6,720.123	10.57	71,032
Qualified XII (1.40)	8,118.199	10.52	85,403
Qualified XII (1.45)	1,866.434	10.47	19,542
Qualified XII (1.50)	2,152.330	10.42	22,427
Qualified XIX	1,403.327	11.16	15,661
Qualified XV	14,907.790	17.42	259,694
Qualified XVI	89,250.376	16.59	1,480,664
Qualified XVII	55,378.613	16.95	938,667
Qualified XVIII	18,724.031	16.95	317,372
Qualified XX	2,074.776	14.70	30,499
Qualified XXI	36,917.847	17.59	649,385
Qualified XXIX	3,358.725	14.70	49,373
Qualified XXV	5,915.392	17.40	102,928
Qualified XXVI	13,508.585	17.27	233,293
Qualified XXVII	788,991.998	16.29	12,852,680
Qualified XXVIII	91,047.751	16.24	1,478,615
Qualified XXX	45,584.526	14.51	661,431
Qualified XXXII	99,736.630	12.65	1,261,668
	9,160,815.054		$ 134,494,410

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:			$ 1,809,824
Contracts in accumulation period:			
ING MAP PLUS NP13	20.176	$ 11.60	234
ING MAP PLUS NP15	77,648.446	11.58	899,169
ING MAP PLUS NP16	1,277.175	11.57	14,777
ING MAP PLUS NP17	6,681.981	11.56	77,244
ING MAP PLUS NP19	1,511.518	11.54	17,443
ING MAP PLUS NP21	3,310.669	11.51	38,106
ING MAP PLUS NP26	38.489	11.46	441
Qualified V	332.549	12.46	4,144
Qualified VI	2,497,770.915	12.53	31,297,070
Qualified X (1.15)	71,745.401	12.58	902,557
Qualified X (1.25)	311,675.294	12.53	3,905,291
Qualified XII (0.00)	631,945.385	13.12	8,291,123
Qualified XII (0.15)	3,409.450	13.05	44,493
Qualified XII (0.30)	16.092	12.98	209
Qualified XII (0.35)	36.729	12.95	476
Qualified XII (0.50)	8,057.736	12.88	103,784
Qualified XII (0.55)	16,862.684	12.86	216,854
Qualified XII (0.60)	21,710.110	12.84	278,758
Qualified XII (0.65)	3,522.020	12.81	45,117
Qualified XII (0.70)	75,989.598	12.79	971,907
Qualified XII (0.75)	88,489.571	12.77	1,130,012
Qualified XII (0.80)	409,752.551	12.74	5,220,248
Qualified XII (0.85)	231,844.839	12.72	2,949,066
Qualified XII (0.90)	25,253.341	12.69	320,465
Qualified XII (0.95)	177,804.607	12.67	2,252,784
Qualified XII (1.00)	1,379,960.890	12.65	17,456,505
Qualified XII (1.05)	60,219.262	12.63	760,569
Qualified XII (1.10)	13,175.482	12.60	166,011
Qualified XII (1.15)	6,189.121	12.58	77,859
Qualified XII (1.20)	5,423.998	12.56	68,125
Qualified XII (1.25)	866.581	11.85	10,269
Qualified XII (1.25)	57,718.574	12.53	723,214
Qualified XII (1.30)	286.953	12.51	3,590
Qualified XII (1.35)	2,268.617	12.49	28,335
Qualified XII (1.40)	2,306.718	12.46	28,742
Qualified XII (1.45)	170.861	12.44	2,126
Qualified XII (1.50)	326.148	12.42	4,051

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock			
Portfolio - Service Class (continued)			
Qualified XV	5,049.864	12.67	63,982
Qualified XVI	30,414.744	12.42	377,751
Qualified XVII	11,568.216	12.53	144,950
Qualified XVIII	11,556.316	12.65	146,187
Qualified XXI	8,280.109	12.74	105,489
Qualified XXV	9,174.500	12.77	117,158
Qualified XXVI	718.638	12.69	9,120
Qualified XXVII	1,142,127.107	14.77	16,869,217
Qualified XXXII	4,055.356	12.33	50,003
Qualified XXXIII (0.40)	10,377.258	12.97	134,593
	7,428,942.639		$ 98,139,442

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:			$ 1,290,678
Contracts in accumulation period:			
Qualified V	2,289.715	$ 10.67	24,431
Qualified VI	13,027,738.362	10.69	139,266,523
Qualified VIII	15,123.032	10.69	161,665
Qualified X (1.15)	334,754.271	10.70	3,581,871
Qualified X (1.25)	1,614,519.674	10.69	17,259,215
Qualified XII (0.05)	121,103.461	11.21	1,357,570
Qualified XII (0.15)	46,321.618	10.79	499,810
Qualified XII (0.15)	106,096.334	10.75	1,140,536
Qualified XII (0.25)	1,465.064	11.16	16,350
Qualified XII (0.25)	139,896.060	11.16	1,561,240
Qualified XII (0.30)	20.728	10.78	223
Qualified XII (0.35)	44,745.341	11.15	498,911
Qualified XII (0.35)	691,638.957	11.15	7,711,774
Qualified XII (0.40)	1,338,340.792	11.14	14,909,116
Qualified XII (0.45)	312.568	10.76	3,363
Qualified XII (0.50)	842,926.830	11.15	9,398,634
Qualified XII (0.55)	157,585.433	11.12	1,752,350
Qualified XII (0.55)	644,514.751	11.12	7,167,004
Qualified XII (0.60)	6,409.939	11.10	71,150
Qualified XII (0.60)	212,266.164	11.10	2,356,154
Qualified XII (0.65)	105,579.683	11.09	1,170,879
Qualified XII (0.65)	124,966.029	11.09	1,385,873
Qualified XII (0.70)	24,560.605	11.08	272,132
Qualified XII (0.70)	464,730.114	11.08	5,149,210
Qualified XII (0.75)	307,349.313	11.07	3,402,357
Qualified XII (0.75)	718,791.132	11.07	7,957,018
Qualified XII (0.80)	1,180,581.216	11.12	13,128,063
Qualified XII (0.85)	156,588.451	11.12	1,741,264
Qualified XII (0.85)	1,225,357.404	11.12	13,625,974
Qualified XII (0.90)	58,428.444	11.10	648,556
Qualified XII (0.95)	109,534.559	11.10	1,215,834
Qualified XII (0.95)	887,069.341	11.10	9,846,470
Qualified XII (1.00)	3,397,749.061	10.71	36,389,892
Qualified XII (1.05)	96,956.035	11.09	1,075,242
Qualified XII (1.05)	471,249.363	11.09	5,226,155

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Qualified XII (1.10)	13,733.279	$ 11.08	$ 152,165
Qualified XII (1.10)	276,512.124	11.08	3,063,754
Qualified XII (1.15)	159,936.286	11.07	1,770,495
Qualified XII (1.20)	4,406.102	11.06	48,731
Qualified XII (1.20)	131,180.313	11.06	1,450,854
Qualified XII (1.25)	79.936	10.69	855
Qualified XII (1.25)	267,316.343	11.06	2,956,519
Qualified XII (1.30)	27,187.360	11.05	300,420
Qualified XII (1.35)	30,869.319	10.68	329,684
Qualified XII (1.40)	4,159.397	11.17	46,460
Qualified XII (1.40)	79,254.106	11.17	885,268
Qualified XII (1.45)	12,593.259	10.67	134,370
Qualified XII (1.50)	8,472.734	10.66	90,319
Qualified XV	33,741.244	10.71	361,369
Qualified XVI	313,107.240	10.66	3,337,723
Qualified XVII	10,255.186	10.69	109,628
Qualified XVIII	115,026.221	10.69	1,229,630
Qualified XXI	137,160.585	10.73	1,471,733
Qualified XXV	160,371.005	10.73	1,720,781
Qualified XXVI	39,272.516	10.72	421,001
Qualified XXVII	1,132,003.132	10.73	12,146,394
Qualified XXXII	33,215.159	10.69	355,070
Qualified XXXIII (0.65)	8,593.591	10.74	92,295
	31,676,006.281		$ 344,739,005
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	24.200	$ 34.40	$ 832
Qualified X (1.25)	8.305	11.11	92
Qualified XII (1.00)	350.427	34.76	12,181
	382.932		$ 13,105

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 488,625
Contracts in accumulation period:			
ING MAP PLUS NP10	357.057	$ 11.20	3,999
ING MAP PLUS NP11	176.262	11.19	1,972
ING MAP PLUS NP13	13,429.427	11.17	150,007
ING MAP PLUS NP14	9,853.008	11.16	109,960
ING MAP PLUS NP15	73,151.457	11.15	815,639
ING MAP PLUS NP17	2,920.394	11.13	32,504
ING MAP PLUS NP20	5,377.094	11.09	59,632
ING MAP PLUS NP21	30,617.585	11.08	339,243
ING MAP PLUS NP22	6,816.051	11.07	75,454
ING MAP PLUS NP23	2,396.733	11.06	26,508
ING MAP PLUS NP26	4,011.494	11.03	44,247
ING MAP PLUS NP28	6,911.143	11.01	76,092
ING MAP PLUS NP29	1,619.357	11.00	17,813
ING MAP PLUS NP30	34.006	10.99	374
ING MAP PLUS NP32	1,886.479	10.97	20,695
ING MAP PLUS NP7	1,762.071	11.23	19,788
Qualified V	110.389	17.49	1,931
Qualified VI	1,574,700.671	17.79	28,013,925
Qualified X (1.15)	22,237.641	18.40	409,173
Qualified X (1.25)	186,600.864	18.21	3,398,002
Qualified XII (0.00)	8,367.662	12.04	100,747
Qualified XII (0.00)	13,009.442	12.17	158,325
Qualified XII (0.05)	24,120.359	18.82	453,945
Qualified XII (0.25)	39,577.459	12.38	489,969
Qualified XII (0.30)	26,464.806	12.33	326,311
Qualified XII (0.35)	4,600.116	12.29	56,535
Qualified XII (0.40)	330,099.998	17.01	5,615,001
Qualified XII (0.45)	33.548	12.19	409
Qualified XII (0.50)	43,716.782	12.50	546,460
Qualified XII (0.55)	36,576.002	12.10	442,570
Qualified XII (0.60)	17,880.101	12.05	215,455
Qualified XII (0.65)	4,060.903	12.01	48,771
Qualified XII (0.70)	155,404.982	11.96	1,858,644
Qualified XII (0.75)	217,838.190	11.92	2,596,631
Qualified XII (0.80)	140,340.855	12.52	1,757,068
Qualified XII (0.85)	135,089.571	16.52	2,231,680
Qualified XII (0.90)	2,383.411	12.27	29,244
Qualified XII (0.95)	143,495.902	16.36	2,347,593
Qualified XII (1.00)	305,630.701	16.28	4,975,668
Qualified XII (1.05)	375,249.045	16.20	6,079,035

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced Portfolio - Class I (continued)			
Qualified XII (1.10)	77,120.478	$ 16.12	$ 1,243,182
Qualified XII (1.15)	91,279.508	16.05	1,465,036
Qualified XII (1.20)	17,281.255	15.97	275,982
Qualified XII (1.25)	39,355.072	15.89	625,352
Qualified XII (1.30)	10,885.224	15.82	172,204
Qualified XII (1.35)	872.853	15.74	13,739
Qualified XII (1.40)	18,722.172	15.67	293,376
Qualified XII (1.45)	852.051	15.59	13,283
Qualified XII (1.50)	5,130.547	15.52	79,626
Qualified XV	4,131.249	18.28	75,519
Qualified XVI	30,818.921	17.40	536,249
Qualified XVII	10,241.445	18.33	187,726
Qualified XVIII	12,795.627	18.76	240,046
Qualified XXI	6,425.471	18.46	118,614
Qualified XXII	508.986	18.70	9,518
Qualified XXV	1,435.353	18.40	26,410
Qualified XXVI	309.650	18.26	5,654
Qualified XXVII	115,515.114	18.02	2,081,582
Qualified XXVIII	96,767.770	17.97	1,738,917
Qualified XXXII	3,746.343	11.53	43,195
Qualified XXXIII (0.65)	383.524	11.98	4,595
	4,513,487.631		$ 73,685,449
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 382,174
Contracts in accumulation period:			
ING MAP PLUS NP10	854.762	$ 11.53	9,855
ING MAP PLUS NP11	1,258.138	11.52	14,494
ING MAP PLUS NP13	18,575.466	11.49	213,432
ING MAP PLUS NP14	1,482.372	11.48	17,018
ING MAP PLUS NP15	6,765.581	11.47	77,601
ING MAP PLUS NP17	7,030.740	11.45	80,502
ING MAP PLUS NP19	3,325.812	11.43	38,014
ING MAP PLUS NP20	3,700.421	11.42	42,259
ING MAP PLUS NP21	21,241.903	11.41	242,370
ING MAP PLUS NP22	1,361.294	11.40	15,519
ING MAP PLUS NP23	1,054.069	11.38	11,995
ING MAP PLUS NP26	493.635	11.35	5,603
ING MAP PLUS NP28	4,524.601	11.33	51,264
ING MAP PLUS NP29	6,477.658	11.32	73,327
ING MAP PLUS NP30	15.241	11.31	172
ING MAP PLUS NP32	1,028.853	11.29	11,616

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I (continued)			
ING MAP PLUS NP7	1,185.394	$ 11.56	$ 13,703
Qualified V	51.805	18.35	951
Qualified VI	1,918,046.900	18.66	35,790,755
Qualified VIII	8.584	18.64	160
Qualified X (1.15)	47,397.402	19.39	919,036
Qualified X (1.25)	212,376.737	19.19	4,075,510
Qualified XII (0.00)	8,319.861	12.22	101,669
Qualified XII (0.00)	21,992.569	12.35	271,608
Qualified XII (0.05)	8,032.247	19.74	158,557
Qualified XII (0.25)	66,388.649	12.00	796,664
Qualified XII (0.30)	25,002.436	11.96	299,029
Qualified XII (0.35)	8,300.662	11.91	98,861
Qualified XII (0.40)	113,931.404	17.56	2,000,635
Qualified XII (0.50)	59,028.906	12.19	719,562
Qualified XII (0.55)	49,371.708	11.73	579,130
Qualified XII (0.60)	11,314.630	11.69	132,268
Qualified XII (0.65)	7,129.921	11.64	82,992
Qualified XII (0.70)	187,473.703	11.60	2,174,695
Qualified XII (0.75)	196,971.682	11.56	2,276,993
Qualified XII (0.80)	165,249.423	12.24	2,022,653
Qualified XII (0.85)	216,238.285	17.04	3,684,700
Qualified XII (0.90)	2,399.143	11.98	28,742
Qualified XII (0.95)	115,381.393	16.88	1,947,638
Qualified XII (1.00)	569,316.167	16.80	9,564,512
Qualified XII (1.05)	149,811.350	16.72	2,504,846
Qualified XII (1.10)	78,885.026	16.64	1,312,647
Qualified XII (1.15)	78,751.571	16.56	1,304,126
Qualified XII (1.20)	17,403.203	16.48	286,805
Qualified XII (1.25)	29,864.402	16.40	489,776
Qualified XII (1.30)	19,822.515	16.32	323,503
Qualified XII (1.35)	431.052	16.24	7,000
Qualified XII (1.40)	11,524.194	16.16	186,231
Qualified XII (1.45)	372.960	16.09	6,001
Qualified XII (1.50)	2,778.613	16.01	44,486
Qualified XV	4,463.983	19.17	85,575
Qualified XVI	37,572.417	18.25	685,697
Qualified XVIII	3,528.078	19.77	69,750
Qualified XXI	10,340.514	19.36	200,192
Qualified XXII	1,446.346	19.61	28,363
Qualified XXV	6,297.064	19.30	121,533
Qualified XXVI	291.973	19.15	5,591
Qualified XXVII	104,164.948	18.90	1,968,718
Qualified XXVIII	127,465.054	18.84	2,401,442
Qualified XXXII	7,483.244	11.96	89,500
Qualified XXXIII (0.65)	3,070.124	12.16	37,333
	4,785,868.788		$ 81,187,353

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income Portfolio - Class I			
Currently payable annuity contracts:			$ 779,179
Contracts in accumulation period:			
ING MAP PLUS NP10	72.226	$ 10.91	788
ING MAP PLUS NP11	412.690	10.90	4,498
ING MAP PLUS NP13	11,240.964	10.88	122,302
ING MAP PLUS NP14	2,969.746	10.87	32,281
ING MAP PLUS NP15	132,088.085	10.86	1,434,477
ING MAP PLUS NP17	451.381	10.84	4,893
ING MAP PLUS NP19	2,561.617	10.81	27,691
ING MAP PLUS NP20	1,772.888	10.80	19,147
ING MAP PLUS NP21	10,758.285	10.79	116,082
ING MAP PLUS NP22	1,655.975	10.78	17,851
ING MAP PLUS NP23	4,316.482	10.77	46,489
ING MAP PLUS NP26	128.982	10.74	1,385
ING MAP PLUS NP28	1,480.325	10.72	15,869
ING MAP PLUS NP29	976.783	10.71	10,461
ING MAP PLUS NP30	15.544	10.70	166
ING MAP PLUS NP32	358.310	10.68	3,827
ING MAP PLUS NP7	1,407.066	10.94	15,393
Qualified V	23.377	17.15	401
Qualified VI	691,461.679	17.44	12,059,092
Qualified X (1.15)	35,156.185	17.70	622,264
Qualified X (1.25)	113,846.423	17.51	1,993,451
Qualified XII (0.00)	5,749.060	11.91	68,471
Qualified XII (0.00)	7,713.215	12.04	92,867
Qualified XII (0.05)	17,787.569	18.45	328,181
Qualified XII (0.25)	12,094.345	13.24	160,129
Qualified XII (0.30)	25,510.353	13.19	336,482
Qualified XII (0.35)	872.904	13.14	11,470
Qualified XII (0.40)	123,459.113	17.03	2,102,509
Qualified XII (0.45)	20.561	13.04	268
Qualified XII (0.50)	7,965.744	13.28	105,785
Qualified XII (0.55)	16,926.107	12.94	219,024
Qualified XII (0.60)	25,959.303	12.89	334,615
Qualified XII (0.65)	2,314.635	12.84	29,720
Qualified XII (0.70)	72,424.655	12.79	926,311
Qualified XII (0.75)	87,089.042	12.74	1,109,514
Qualified XII (0.80)	122,843.710	13.16	1,616,623
Qualified XII (0.85)	56,267.384	16.53	930,100
Qualified XII (0.90)	856.334	12.98	11,115
Qualified XII (0.95)	64,880.126	16.37	1,062,088
Qualified XII (1.00)	304,390.410	16.30	4,961,564

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income Portfolio - Class I (continued)			
Qualified XII (1.05)	55,214.425	$ 16.22	$ 895,578
Qualified XII (1.10)	49,573.994	16.14	800,124
Qualified XII (1.15)	28,309.859	16.06	454,656
Qualified XII (1.20)	3,971.717	15.98	63,468
Qualified XII (1.25)	15,934.136	15.91	253,512
Qualified XII (1.30)	3,337.466	15.83	52,832
Qualified XII (1.35)	322.902	15.76	5,089
Qualified XII (1.40)	7,706.934	15.68	120,845
Qualified XII (1.45)	2,269.731	15.60	35,408
Qualified XII (1.50)	556.113	15.53	8,636
Qualified XV	642.951	17.92	11,522
Qualified XVI	18,024.479	17.06	307,498
Qualified XVII	13,009.130	17.97	233,774
Qualified XVIII	34,045.770	18.05	614,526
Qualified XXI	4,445.682	18.10	80,467
Qualified XXV	6,298.322	18.04	113,622
Qualified XXVI	901.713	17.90	16,141
Qualified XXVII	105,628.845	17.67	1,866,462
Qualified XXVIII	81,622.566	17.61	1,437,373
Qualified XXXII	3,695.272	11.13	41,128
Qualified XXXIII (0.65)	1,680.981	11.85	19,920
	2,405,472.571		$ 39,167,404

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:			$ 152,471,262
Contracts in accumulation period:			
Qualified I	41,439.128	$ 281.01	11,644,809
Qualified IX	6,598.428	20.92	138,039
Qualified V	893.146	21.45	19,158
Qualified VI	39,955,564.892	21.74	868,633,981
Qualified VII	3,460,419.736	20.58	71,215,438
Qualified VIII	42,660.614	20.17	860,465
Qualified X (1.15)	816,287.616	22.01	17,966,490
Qualified X (1.25)	6,315,276.777	21.74	137,294,117
Qualified XII (0.00)	72.798	9.62	700
Qualified XII (0.00)	351,334.096	10.61	3,727,655
Qualified XII (0.00)	426,795.306	10.49	4,477,083
Qualified XII (0.05)	205,912.216	23.01	4,738,040
Qualified XII (0.25)	2,061,293.020	9.44	19,458,606
Qualified XII (0.30)	627,161.063	9.41	5,901,586
Qualified XII (0.35)	202,922.222	9.37	1,901,381
Qualified XII (0.40)	215,710.196	15.40	3,321,937
Qualified XII (0.45)	3,750.665	9.30	34,881
Qualified XII (0.50)	1,787,620.799	9.74	17,411,427
Qualified XII (0.55)	772,964.972	9.23	7,134,467
Qualified XII (0.60)	1,635,914.115	9.20	15,050,410
Qualified XII (0.65)	140,633.233	9.16	1,288,200
Qualified XII (0.70)	1,507,403.657	9.13	13,762,595
Qualified XII (0.75)	2,464,739.670	9.09	22,404,484
Qualified XII (0.80)	4,634,085.301	9.93	46,016,467
Qualified XII (0.85)	4,802,154.025	14.95	71,792,203
Qualified XII (0.90)	169,583.896	9.59	1,626,310
Qualified XII (0.95)	1,962,636.229	14.80	29,047,016
Qualified XII (1.00)	7,617,502.570	14.73	112,205,813
Qualified XII (1.05)	563,988.012	14.66	8,268,064
Qualified XII (1.10)	370,045.229	14.59	5,398,960
Qualified XII (1.15)	258,276.379	14.52	3,750,173
Qualified XII (1.20)	59,263.504	14.45	856,358
Qualified XII (1.25)	153.931	11.71	1,803
Qualified XII (1.25)	117,338.552	14.38	1,687,328
Qualified XII (1.30)	7,006.883	14.31	100,269
Qualified XII (1.35)	2,032.344	14.24	28,941
Qualified XII (1.40)	42,867.709	14.18	607,864
Qualified XII (1.45)	389.258	14.11	5,492
Qualified XII (1.50)	8,020.373	14.04	112,606
Qualified XIX	20,526.813	287.09	5,893,043

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I (continued)			
Qualified XV	324,581.993	$ 22.34	$ 7,251,162
Qualified XVI	733,906.261	21.27	15,610,186
Qualified XVII	2,114,386.943	22.21	46,960,534
Qualified XVIII	2,370,472.041	22.21	52,648,184
Qualified XX	53,792.099	217.51	11,700,320
Qualified XXI	251,743.008	22.56	5,679,322
Qualified XXII	782.979	22.85	17,891
Qualified XXIX	1,784.791	212.90	379,982
Qualified XXV	98,693.737	22.49	2,219,622
Qualified XXVI	74,539.028	22.31	1,662,966
Qualified XXVII	675,775.960	215.73	145,785,148
Qualified XXVIII	9,417.936	215.05	2,025,327
Qualified XXX	34,905.279	210.22	7,337,788
Qualified XXXII	651,091.115	11.95	7,780,539
	91,075,112.543		$ 1,975,314,892
ING GET U.S. Core Portfolio - Series 1			
Contracts in accumulation period:			
Qualified XXVII	136,434.316	$ 10.54	$ 1,438,018
	136,434.316		$ 1,438,018
ING GET U.S. Core Portfolio - Series 2			
Contracts in accumulation period:			
Qualified V	1,392.728	$ 10.15	$ 14,136
Qualified VI	161,738.384	10.19	1,648,114
Qualified XII (0.80)	108,974.777	10.29	1,121,350
Qualified XII (0.95)	0.569	10.26	6
Qualified XII (1.00)	546,241.206	10.24	5,593,510
Qualified XII (1.10)	3,208.240	10.22	32,788
Qualified XII (1.25)	100.314	10.18	1,021
Qualified XVII	15,317.151	10.20	156,235
Qualified XXVII	56,033.602	10.25	574,344
Qualified XXVIII	196,915.608	10.29	2,026,262
	1,089,922.579		$ 11,167,766

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Qualified VI	1,115,566.302	$ 9.91	$ 11,055,262
Qualified X (1.15)	158,812.602	9.86	1,565,892
Qualified X (1.25)	427,312.257	9.86	4,213,299
Qualified XII (0.80)	323,717.099	9.99	3,233,934
Qualified XII (0.85)	26,998.590	9.98	269,446
Qualified XII (0.95)	7,172.781	9.96	71,441
Qualified XII (1.00)	738,497.842	9.94	7,340,669
Qualified XII (1.10)	6,709.354	9.92	66,557
Qualified XII (1.15)	29,239.055	9.91	289,759
Qualified XII (1.25)	1,414.069	9.89	13,985
Qualified XVI	638.847	9.86	6,299
Qualified XVIII	97,594.188	9.87	963,255
Qualified XXVII	742,593.346	9.96	7,396,230
Qualified XXVIII	27,391.918	9.99	273,645
Qualified XXXII	36,789.421	9.86	362,744
	3,740,447.671		$ 37,122,417
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Qualified X (1.15)	7,116.517	$ 10.57	75,222
Qualified X (1.25)	35,092.982	10.57	370,933
Qualified XXXII	18,825.560	10.57	198,986
	61,035.059		$ 645,141
ING GET U.S. Core Portfolio - Series 6			
Contracts in accumulation period:			
Qualified X (1.15)	139,501.569	$ 10.17	$ 1,418,731
Qualified X (1.25)	237,320.353	10.17	2,413,548
Qualified XVIII	42,364.258	10.17	430,845
Qualified XXXII	34,698.209	10.17	352,881
	453,884.389		$ 4,616,005
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Qualified X (1.15)	61,558.108	$ 10.06	$ 619,275
Qualified X (1.25)	88,068.820	10.06	885,972
Qualified XVIII	51,960.916	10.06	522,727
Qualified XXVI	136,396.910	10.11	1,378,973
Qualified XXVIII	44,135.242	10.12	446,649
Qualified XXXII	8,494.374	10.06	85,453
	390,614.370		$ 3,939,049

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Qualified X (1.15)	34,732.151	$ 10.10	$ 350,795
Qualified X (1.25)	82,931.374	10.10	837,607
Qualified XVIII	35,670.641	10.10	360,273
Qualified XXXII	763.862	10.10	7,715
	154,098.028		$ 1,556,390
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Qualified X (1.15)	373.846	$ 9.97	$ 3,727
Qualified X (1.25)	20,039.504	9.97	199,794
Qualified XVIII	1,539.439	9.98	15,364
Qualified XXXII	151.612	9.97	1,512
	22,104.401		$ 220,397
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Qualified X (1.25)	7,272.775	$ 9.98	$ 72,582
Qualified XXXII	3,488.198	9.98	34,812
	10,760.973		$ 107,394
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Qualified X (1.15)	141.262	$ 10.02	$ 1,415
Qualified X (1.25)	5,234.504	10.01	52,397
Qualified XXXII	2,623.772	10.01	26,264
	7,999.538		$ 80,076

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Science and Technology Portfolio - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP14	332.122	$ 10.57	$ 3,511
ING MAP PLUS NP15	2,122.546	10.56	22,414
ING MAP PLUS NP21	754.395	10.50	7,921
Qualified V	2,126.784	3.94	8,380
Qualified VI	3,754,607.259	3.98	14,943,337
Qualified VIII	1,743.023	3.98	6,937
Qualified X (1.15)	32,497.600	4.00	129,990
Qualified X (1.25)	242,450.769	3.98	964,954
Qualified XII (0.00)	9,204.353	10.00	92,044
Qualified XII (0.00)	22,011.896	9.89	217,698
Qualified XII (0.05)	118,140.921	4.16	491,466
Qualified XII (0.25)	77,393.501	4.21	325,827
Qualified XII (0.30)	101,949.086	4.20	428,186
Qualified XII (0.50)	80,343.137	4.15	333,424
Qualified XII (0.55)	123,809.258	4.14	512,570
Qualified XII (0.60)	159,289.511	4.13	657,866
Qualified XII (0.65)	45,020.856	4.11	185,036
Qualified XII (0.70)	253,811.395	4.10	1,040,627
Qualified XII (0.75)	208,991.484	4.09	854,775
Qualified XII (0.80)	1,069,935.642	4.08	4,365,337
Qualified XII (0.85)	510,662.383	4.07	2,078,396
Qualified XII (0.90)	17,439.618	4.06	70,805
Qualified XII (0.95)	377,882.213	4.04	1,526,644
Qualified XII (1.00)	1,101,729.809	4.03	4,439,971
Qualified XII (1.05)	101,298.323	4.02	407,219
Qualified XII (1.10)	51,987.449	4.01	208,470
Qualified XII (1.15)	15,143.425	4.00	60,574
Qualified XII (1.20)	58,722.940	3.99	234,305
Qualified XII (1.25)	69,009.922	3.98	274,659
Qualified XII (1.30)	2,206.601	3.96	8,738
Qualified XII (1.35)	15,394.823	3.95	60,810
Qualified XII (1.40)	17,251.650	3.94	67,972
Qualified XII (1.45)	2,122.672	3.93	8,342
Qualified XV	17,333.798	4.05	70,202
Qualified XVI	51,620.579	3.92	202,353
Qualified XVII	4,731.417	4.03	19,068
Qualified XVIII	3,723.496	4.03	15,006
Qualified XXI	167,365.123	4.08	682,850
Qualified XXV	33,411.823	4.12	137,657
Qualified XXVI	23,024.194	4.08	93,939
Qualified XXVII	1,082,709.551	3.94	4,265,876
Qualified XXXII	2,476.214	11.04	27,337
	10,033,783.561		$ 40,553,493

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth Portfolio - Class I			
Currently payable annuity contracts:			$ 208,892
Contracts in accumulation period:			
Qualified VI	2,052,841.933	$ 15.45	31,716,408
Qualified VIII	554.283	15.44	8,558
Qualified X (1.15)	40,089.277	15.58	624,591
Qualified X (1.25)	240,765.657	15.45	3,719,829
Qualified XII (0.00)	14,266.832	10.37	147,947
Qualified XII (0.00)	38,764.673	10.26	397,726
Qualified XII (0.05)	14,175.827	16.33	231,491
Qualified XII (0.25)	40,164.282	10.62	426,545
Qualified XII (0.30)	64,335.784	10.58	680,673
Qualified XII (0.35)	71,499.089	10.54	753,600
Qualified XII (0.40)	423,077.127	16.49	6,976,542
Qualified XII (0.45)	77.851	10.46	814
Qualified XII (0.50)	73,767.487	11.27	831,360
Qualified XII (0.55)	48,366.009	10.38	502,039
Qualified XII (0.60)	69,952.938	10.34	723,313
Qualified XII (0.65)	5,855.766	10.30	60,314
Qualified XII (0.70)	181,274.906	10.27	1,861,693
Qualified XII (0.75)	173,434.504	10.23	1,774,235
Qualified XII (0.80)	341,021.468	11.60	3,955,849
Qualified XII (0.85)	158,364.548	16.00	2,533,833
Qualified XII (0.90)	13,515.277	11.21	151,506
Qualified XII (0.95)	141,414.476	15.86	2,242,834
Qualified XII (1.00)	726,851.615	15.79	11,476,987
Qualified XII (1.05)	62,613.611	15.72	984,286
Qualified XII (1.10)	50,036.824	15.65	783,076
Qualified XII (1.15)	24,712.412	15.58	385,019
Qualified XII (1.20)	9,581.460	15.52	148,704
Qualified XII (1.25)	29,816.727	15.45	460,668
Qualified XII (1.30)	1,354.176	15.38	20,827
Qualified XII (1.35)	1,041.201	15.31	15,941
Qualified XII (1.40)	9,273.585	15.25	141,422
Qualified XII (1.45)	1,200.988	15.18	18,231
Qualified XII (1.50)	2,111.886	15.12	31,932
Qualified XV	7,582.695	15.86	120,262
Qualified XVI	53,382.661	15.12	807,146
Qualified XVII	6,069.686	15.45	93,777
Qualified XVIII	33,664.994	15.92	535,947
Qualified XXI	32,025.738	16.02	513,052
Qualified XXV	13,756.170	15.98	219,824
Qualified XXVI	13,454.670	15.86	213,391
Qualified XXVII	224,788.800	5.81	1,306,023
Qualified XXXII	8,067.230	11.81	95,274
	5,518,967.123		$ 78,902,381

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:			$ 4,943,189
Contracts in accumulation period:			
ING MAP PLUS NP10	10,176.431	$ 11.27	114,688
ING MAP PLUS NP11	1,585.762	11.26	17,856
ING MAP PLUS NP13	11,226.739	11.23	126,076
ING MAP PLUS NP14	8,602.797	11.22	96,523
ING MAP PLUS NP15	5,768.810	11.21	64,668
ING MAP PLUS NP16	443.763	11.20	4,970
ING MAP PLUS NP17	6,750.627	11.19	75,540
ING MAP PLUS NP20	12,860.756	11.16	143,526
ING MAP PLUS NP21	2,593.801	11.15	28,921
ING MAP PLUS NP23	1,432.246	11.13	15,941
ING MAP PLUS NP24	2,073.201	11.12	23,054
ING MAP PLUS NP26	39.114	11.10	434
ING MAP PLUS NP27	51.586	11.09	572
ING MAP PLUS NP28	3,482.485	11.07	38,551
ING MAP PLUS NP29	1,310.461	11.06	14,494
ING MAP PLUS NP30	5,467.495	11.05	60,416
ING MAP PLUS NP6	4,032.676	11.31	45,610
ING MAP PLUS NP7	6,310.741	11.30	71,311
Qualified V	25.107	19.01	477
Qualified VI	10,857,694.670	19.30	209,553,507
Qualified VIII	4,732.827	19.28	91,249
Qualified X (1.15)	277,466.832	19.48	5,405,054
Qualified X (1.25)	1,034,445.782	19.30	19,964,804
Qualified XII (0.00)	78,022.171	11.35	885,552
Qualified XII (0.00)	153,542.496	11.22	1,722,747
Qualified XII (0.05)	295,039.758	20.42	6,024,712
Qualified XII (0.25)	328,361.288	12.48	4,097,949
Qualified XII (0.30)	115,979.455	12.43	1,441,625
Qualified XII (0.35)	295,355.093	12.39	3,659,450
Qualified XII (0.40)	507,655.375	20.64	10,478,007
Qualified XII (0.45)	716.378	12.29	8,804
Qualified XII (0.50)	208,674.743	13.02	2,716,945
Qualified XII (0.55)	301,428.729	12.20	3,677,430
Qualified XII (0.60)	295,687.248	12.15	3,592,600
Qualified XII (0.65)	90,298.846	12.11	1,093,519
Qualified XII (0.70)	665,283.124	12.06	8,023,314
Qualified XII (0.75)	1,143,348.973	12.01	13,731,621
Qualified XII (0.80)	2,292,271.031	13.35	30,601,818
Qualified XII (0.85)	1,063,684.784	20.03	21,305,606
Qualified XII (0.90)	94,961.393	12.86	1,221,204

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XII (0.95)	749,445.564	$ 19.84	$ 14,869,000
Qualified XII (1.00)	3,945,184.263	19.75	77,917,389
Qualified XII (1.05)	271,230.022	19.66	5,332,382
Qualified XII (1.10)	154,078.901	19.57	3,015,324
Qualified XII (1.15)	244,135.120	19.48	4,755,752
Qualified XII (1.20)	77,604.246	19.39	1,504,746
Qualified XII (1.25)	2,203.360	11.62	25,603
Qualified XII (1.25)	127,900.189	19.30	2,468,474
Qualified XII (1.30)	8,967.652	19.21	172,269
Qualified XII (1.35)	3,114.751	19.12	59,554
Qualified XII (1.40)	34,402.315	19.03	654,676
Qualified XII (1.45)	4,413.515	18.94	83,592
Qualified XII (1.50)	6,665.956	18.85	125,653
Qualified XV	37,671.851	19.83	747,033
Qualified XVI	164,046.239	18.88	3,097,193
Qualified XVII	60,480.616	19.46	1,176,953
Qualified XVIII	54,690.049	19.88	1,087,238
Qualified XXI	146,523.570	20.03	2,934,867
Qualified XXV	30,633.514	19.97	611,751
Qualified XXVI	32,766.443	19.81	649,103
Qualified XXVII	2,140,820.801	19.55	41,853,047
Qualified XXVIII	668,156.721	19.49	13,022,374
Qualified XXXII	62,872.055	11.80	741,890
Qualified XXXIII (0.65)	5,166.226	11.17	57,707
	29,222,059.533		$ 532,147,904

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:			$ 1,028,424
Contracts in accumulation period:			
ING MAP PLUS NP10	1,849.632	$ 12.48	23,083
ING MAP PLUS NP14	17,098.360	12.43	212,533
ING MAP PLUS NP15	2,218.643	12.42	27,556
ING MAP PLUS NP16	291.833	12.41	3,622
ING MAP PLUS NP17	0.771	12.39	10
ING MAP PLUS NP21	970.154	12.35	11,981
ING MAP PLUS NP22	182.320	12.34	2,250
ING MAP PLUS NP23	640.218	12.32	7,887
ING MAP PLUS NP24	1,143.222	12.31	14,073
ING MAP PLUS NP26	892.277	12.29	10,966
ING MAP PLUS NP28	6.104	12.27	75
ING MAP PLUS NP29	1,059.375	12.25	12,977
ING MAP PLUS NP30	6,717.906	12.24	82,227
ING MAP PLUS NP32	1,236.511	12.22	15,110
ING MAP PLUS NP6	2.312	12.53	29
ING MAP PLUS NP7	1,146.409	12.51	14,342
Qualified V	1,338.097	20.38	27,270
Qualified VI	5,659,109.714	20.63	116,747,433
Qualified VIII	1,351.752	20.62	27,873
Qualified X (1.15)	120,972.876	20.79	2,515,026
Qualified X (1.25)	473,558.960	20.63	9,769,521
Qualified XII (0.00)	275,634.653	23.22	6,400,237
Qualified XII (0.05)	198,918.751	21.74	4,324,494
Qualified XII (0.15)	43,814.579	15.28	669,487
Qualified XII (0.15)	102,137.289	15.12	1,544,316
Qualified XII (0.25)	139,927.757	22.79	3,188,954
Qualified XII (0.30)	129,223.892	22.70	2,933,382
Qualified XII (0.35)	191,258.028	22.61	4,324,344
Qualified XII (0.40)	273,044.021	21.95	5,993,316
Qualified XII (0.45)	3.670	22.44	82
Qualified XII (0.50)	424,024.821	21.85	9,264,942
Qualified XII (0.55)	148,662.041	22.27	3,310,704
Qualified XII (0.60)	123,315.800	22.19	2,736,378
Qualified XII (0.65)	103,068.547	22.10	2,277,815
Qualified XII (0.70)	303,737.656	22.02	6,688,303
Qualified XII (0.75)	295,304.740	21.94	6,478,986
Qualified XII (0.80)	1,905,635.327	21.35	40,685,314
Qualified XII (0.85)	754,152.164	21.27	16,040,817
Qualified XII (0.90)	50,441.268	21.19	1,068,850
Qualified XII (0.95)	1,854,855.433	21.11	39,155,998

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (1.00)	1,970,342.643	$ 21.03	$ 41,436,306
Qualified XII (1.05)	224,908.846	20.95	4,711,840
Qualified XII (1.10)	138,563.137	20.87	2,891,813
Qualified XII (1.15)	116,592.305	20.79	2,423,954
Qualified XII (1.20)	47,243.288	20.71	978,408
Qualified XII (1.25)	2,003.345	12.85	25,743
Qualified XII (1.25)	125,931.483	20.63	2,597,967
Qualified XII (1.30)	4,392.867	20.55	90,273
Qualified XII (1.35)	9,578.503	20.47	196,072
Qualified XII (1.40)	34,835.649	20.39	710,299
Qualified XII (1.45)	8,296.610	20.31	168,504
Qualified XII (1.50)	6,814.819	20.24	137,932
Qualified XV	21,190.251	21.11	447,326
Qualified XVI	109,197.167	20.24	2,210,151
Qualified XVII	18,125.874	20.63	373,937
Qualified XVIII	25,995.737	20.63	536,292
Qualified XXI	65,544.652	21.32	1,397,412
Qualified XXV	45,144.151	21.34	963,376
Qualified XXVI	38,004.966	21.17	804,565
Qualified XXVII	1,856,102.385	21.76	40,388,788
Qualified XXVIII	1,156,035.566	21.69	25,074,411
Qualified XXXII	15,044.220	12.86	193,469
Qualified XXXIII (0.65)	5,096.195	15.04	76,647
	19,653,932.542		$ 416,476,472

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:			$ 1,094,624
Contracts in accumulation period:			
ING MAP PLUS NP10	4,786.617	$ 12.58	60,216
ING MAP PLUS NP12	3,697.566	12.56	46,441
ING MAP PLUS NP13	3,977.732	12.55	49,921
ING MAP PLUS NP14	3,928.824	12.53	49,228
ING MAP PLUS NP15	23,924.275	12.52	299,532
ING MAP PLUS NP17	2.388	12.50	30
ING MAP PLUS NP19	5,986.390	12.47	74,650
ING MAP PLUS NP21	3,095.650	12.45	38,541
ING MAP PLUS NP23	941.156	12.43	11,699
ING MAP PLUS NP24	113.238	12.42	1,406
ING MAP PLUS NP26	400.040	12.39	4,956
ING MAP PLUS NP28	7.150	12.37	88
ING MAP PLUS NP29	1,774.740	12.36	21,936
ING MAP PLUS NP30	159.237	12.34	1,965
Qualified VI	3,188,100.513	15.62	49,798,130
Qualified VIII	761.263	15.61	11,883
Qualified X (1.15)	74,921.219	15.74	1,179,260
Qualified X (1.25)	313,973.230	15.62	4,904,262
Qualified XII (0.00)	25,774.319	15.89	409,554
Qualified XII (0.00)	34,393.106	15.71	540,316
Qualified XII (0.00)	194,604.260	17.88	3,479,524
Qualified XII (0.05)	171,956.604	16.47	2,832,125
Qualified XII (0.25)	98,579.620	17.54	1,729,087
Qualified XII (0.30)	85,055.231	17.48	1,486,765
Qualified XII (0.35)	114,045.613	17.41	1,985,534
Qualified XII (0.40)	2,436.186	16.63	40,514
Qualified XII (0.45)	31.720	17.28	548
Qualified XII (0.50)	275,806.185	16.55	4,564,592
Qualified XII (0.55)	73,546.412	17.15	1,261,321
Qualified XII (0.60)	59,494.226	17.08	1,016,161
Qualified XII (0.65)	45,935.729	17.02	781,826
Qualified XII (0.70)	183,735.349	16.95	3,114,314
Qualified XII (0.75)	233,764.278	16.89	3,948,279
Qualified XII (0.80)	1,440,355.750	16.17	23,290,552
Qualified XII (0.85)	407,144.035	16.11	6,559,090
Qualified XII (0.90)	39,819.569	16.05	639,104
Qualified XII (0.95)	285,563.790	15.99	4,566,165
Qualified XII (1.00)	1,138,702.824	15.93	18,139,536
Qualified XII (1.05)	73,086.702	15.86	1,159,155
Qualified XII (1.10)	56,930.544	15.80	899,503

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I (continued)			
Qualified XII (1.15)	90,740.478	$ 15.74	$ 1,428,255
Qualified XII (1.20)	20,641.420	15.68	323,657
Qualified XII (1.25)	1,797.374	12.98	23,330
Qualified XII (1.25)	83,955.110	15.62	1,311,379
Qualified XII (1.30)	1,157.199	15.56	18,006
Qualified XII (1.35)	1,143.448	15.50	17,723
Qualified XII (1.40)	18,033.032	15.44	278,430
Qualified XII (1.45)	1,571.681	15.38	24,172
Qualified XII (1.50)	1,096.257	15.33	16,806
Qualified XV	21,458.335	15.99	343,119
Qualified XVI	66,579.820	15.33	1,020,669
Qualified XVII	10,465.005	15.62	163,463
Qualified XVIII	17,568.864	15.62	274,426
Qualified XXI	20,541.599	16.15	331,747
Qualified XXV	13,574.736	16.16	219,368
Qualified XXVI	13,721.029	16.04	220,085
Qualified XXVII	1,316,513.479	16.44	21,643,482
Qualified XXVIII	876,619.844	16.39	14,367,799
Qualified XXXII	4,535.249	13.07	59,276
Qualified XXXIII (0.65)	4,700.123	15.64	73,510
	11,257,727.362		$ 182,251,035

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity Portfolio - Class I			
Currently payable annuity contracts:			$ 676,538
Contracts in accumulation period:			
Qualified VI	586,838.169	$ 10.89	6,390,668
Qualified VIII	12.995	10.88	141
Qualified X (1.15)	7,659.779	10.97	84,028
Qualified X (1.25)	89,711.785	10.89	976,961
Qualified XII (0.05)	7,300.172	11.48	83,806
Qualified XII (0.15)	455.464	13.04	5,939
Qualified XII (0.15)	3,061.858	12.90	39,498
Qualified XII (0.25)	5,653.807	11.45	64,736
Qualified XII (0.30)	18,996.689	11.41	216,752
Qualified XII (0.35)	12,800.779	11.37	145,545
Qualified XII (0.40)	111,860.290	11.59	1,296,461
Qualified XII (0.50)	44,989.715	11.53	518,731
Qualified XII (0.55)	5,060.888	11.20	56,682
Qualified XII (0.60)	13,393.131	11.15	149,333
Qualified XII (0.65)	1,861.554	11.11	20,682
Qualified XII (0.70)	42,946.388	11.07	475,417
Qualified XII (0.75)	19,580.556	11.03	215,974
Qualified XII (0.80)	68,512.673	11.27	772,138
Qualified XII (0.85)	86,042.240	11.23	966,254
Qualified XII (0.90)	2,774.672	11.18	31,021
Qualified XII (0.95)	62,730.984	11.14	698,823
Qualified XII (1.00)	111,292.333	11.10	1,235,345
Qualified XII (1.05)	12,489.788	11.06	138,137
Qualified XII (1.10)	10,641.355	11.01	117,161
Qualified XII (1.15)	9,418.093	10.97	103,316
Qualified XII (1.20)	3,981.046	10.93	43,513
Qualified XII (1.25)	130.718	13.73	1,795
Qualified XII (1.25)	10,647.691	10.89	115,953
Qualified XII (1.35)	38.825	10.80	419
Qualified XII (1.40)	3,833.457	10.76	41,248
Qualified XII (1.45)	241.223	10.72	2,586
Qualified XII (1.50)	68.495	10.68	732
Qualified XV	2,628.575	11.14	29,282
Qualified XVI	12,917.293	10.68	137,957
Qualified XVIII	14,932.464	10.89	162,615
Qualified XXI	8,851.692	11.25	99,582
Qualified XXV	1,970.504	11.26	22,188
Qualified XXVI	481.499	11.18	5,383
Qualified XXVII	106,519.837	7.77	827,659
Qualified XXXII	545.420	14.05	7,663
	1,503,874.896		$ 16,978,662

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:			$ 607,426
Contracts in accumulation period:			
ING MAP PLUS NP16	8.843	$ 12.10	107
ING MAP PLUS NP21	33.934	12.05	409
Qualified V	206.877	23.81	4,926
Qualified VI	2,137,385.151	24.15	51,617,851
Qualified VIII	1,103.156	24.13	26,619
Qualified X (1.15)	48,654.090	24.36	1,185,214
Qualified X (1.25)	257,388.376	24.15	6,215,929
Qualified XII (0.00)	17,186.096	13.82	237,512
Qualified XII (0.00)	32,500.256	13.67	444,279
Qualified XII (0.05)	33,477.425	25.53	854,679
Qualified XII (0.25)	50,681.149	17.45	884,386
Qualified XII (0.30)	80,914.084	17.39	1,407,096
Qualified XII (0.35)	54,123.594	17.32	937,421
Qualified XII (0.40)	275,221.852	25.78	7,095,219
Qualified XII (0.45)	475.131	17.19	8,168
Qualified XII (0.50)	233,877.983	17.38	4,064,799
Qualified XII (0.55)	88,534.165	17.06	1,510,393
Qualified XII (0.60)	101,621.148	16.99	1,726,543
Qualified XII (0.65)	23,648.930	16.93	400,376
Qualified XII (0.70)	204,019.564	16.87	3,441,810
Qualified XII (0.75)	337,873.368	16.80	5,676,273
Qualified XII (0.80)	1,173,837.614	17.85	20,953,001
Qualified XII (0.85)	273,644.350	25.01	6,843,845
Qualified XII (0.90)	24,614.735	17.27	425,096
Qualified XII (0.95)	140,176.879	24.79	3,474,985
Qualified XII (1.00)	856,723.360	24.68	21,143,933
Qualified XII (1.05)	98,165.503	24.57	2,411,926
Qualified XII (1.10)	44,759.201	24.47	1,095,258
Qualified XII (1.15)	76,124.651	24.36	1,854,397
Qualified XII (1.20)	19,364.310	24.25	469,585
Qualified XII (1.25)	38,894.476	24.15	939,302
Qualified XII (1.30)	5,494.905	24.04	132,098
Qualified XII (1.35)	3,575.241	23.94	85,591
Qualified XII (1.40)	15,741.542	23.83	375,121
Qualified XII (1.45)	1,854.496	23.73	44,007
Qualified XII (1.50)	3,174.946	23.63	75,024
Qualified XV	9,129.753	24.79	226,327
Qualified XVI	54,197.918	23.63	1,280,697
Qualified XVII	6,275.444	24.15	151,552
Qualified XVIII	17,467.619	24.88	434,594
Qualified XXI	27,097.063	25.04	678,510
Qualified XXV	17,962.540	24.99	448,884
Qualified XXVI	8,586.575	24.79	212,861
Qualified XXVII	435,922.958	12.03	5,244,153
Qualified XXVIII	97,273.559	12.81	1,246,074
Qualified XXXII	9,694.618	12.55	121,667
Qualified XXXIII (0.65)	1,276.988	13.60	17,367
	7,439,966.416		$ 158,733,290

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP13	60.153	$ 11.43	$ 688
Qualified V	36.812	18.76	691
Qualified VI	1,637,408.680	19.02	31,143,513
Qualified VIII	644.121	19.01	12,245
Qualified X (1.15)	56,526.048	19.19	1,084,735
Qualified X (1.25)	148,973.180	19.02	2,833,470
Qualified XII (0.00)	17,670.998	10.44	184,485
Qualified XII (0.00)	27,698.292	10.32	285,846
Qualified XII (0.05)	10,970.852	20.11	220,624
Qualified XII (0.25)	60,383.311	13.56	818,798
Qualified XII (0.30)	57,465.226	13.51	776,355
Qualified XII (0.35)	6,393.220	13.46	86,053
Qualified XII (0.45)	58.271	13.35	778
Qualified XII (0.50)	119,735.726	14.22	1,702,642
Qualified XII (0.55)	204,244.136	13.25	2,706,235
Qualified XII (0.60)	48,630.329	13.20	641,920
Qualified XII (0.65)	12,200.948	13.15	160,442
Qualified XII (0.70)	181,289.683	13.10	2,374,895
Qualified XII (0.75)	338,126.348	13.05	4,412,549
Qualified XII (0.80)	483,444.266	14.32	6,922,922
Qualified XII (0.85)	208,804.046	19.70	4,113,440
Qualified XII (0.90)	28,001.390	13.94	390,339
Qualified XII (0.95)	198,016.046	19.53	3,867,253
Qualified XII (1.00)	625,494.787	19.44	12,159,619
Qualified XII (1.05)	64,679.840	19.36	1,252,202
Qualified XII (1.10)	37,552.889	19.27	723,644
Qualified XII (1.15)	45,111.375	19.19	865,687
Qualified XII (1.20)	30,985.038	19.11	592,124
Qualified XII (1.25)	31,940.219	19.02	607,503
Qualified XII (1.30)	2,281.158	18.94	43,205
Qualified XII (1.35)	686.643	18.86	12,950
Qualified XII (1.40)	12,499.359	18.78	234,738
Qualified XII (1.45)	1,226.359	18.69	22,921
Qualified XII (1.50)	2,033.937	18.61	37,852
Qualified XV	2,556.768	19.53	49,934
Qualified XVI	31,486.772	18.61	585,969
Qualified XVII	4,414.269	19.02	83,959
Qualified XVIII	4,225.118	19.60	82,812
Qualified XXI	24,030.305	19.72	473,878
Qualified XXV	16,820.165	19.68	331,021
Qualified XXVI	8,442.360	19.53	164,879
Qualified XXVII	611,767.764	14.53	8,888,986
Qualified XXVIII	410,874.917	14.49	5,953,578
Qualified XXXII	6,031.766	11.97	72,200
Qualified XXXIII (0.65)	197.054	10.27	2,024
	5,822,120.944		$ 97,982,603

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	27,780.418	$ 11.83	$ 328,642
Qualified X (1.25)	4,651.608	12.17	56,610
Qualified XII (0.65)	113.813	11.95	1,360
Qualified XII (0.70)	668.276	11.94	7,979
Qualified XII (0.75)	57.177	11.93	682
Qualified XII (0.80)	9,276.789	11.92	110,579
Qualified XII (0.85)	1,657.063	11.91	19,736
Qualified XII (0.90)	1,188.028	11.90	14,138
Qualified XII (0.95)	920.719	11.89	10,947
Qualified XII (1.00)	13,611.125	11.88	161,700
Qualified XII (1.05)	3,615.407	11.87	42,915
Qualified XII (1.10)	1.057	11.86	13
Qualified XII (1.15)	873.116	11.85	10,346
Qualified XII (1.25)	1,146.609	11.83	13,564
Qualified XII (1.40)	171.546	11.80	2,024
Qualified XVI	210.137	11.78	2,475
Qualified XXI	100.322	11.92	1,196
Qualified XXV	384.671	11.96	4,601
	66,427.881		$ 789,507

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I			
Currently payable annuity contracts:			$ 794,578
Contracts in accumulation period:			
ING MAP PLUS NP15	2,013.699	$ 12.55	25,272
ING MAP PLUS NP16	232.251	12.54	2,912
ING MAP PLUS NP17	2,228.322	12.53	27,921
ING MAP PLUS NP21	793.768	12.48	9,906
ING MAP PLUS NP23	7.781	12.46	97
ING MAP PLUS NP26	6.289	12.42	78
ING MAP PLUS NP27	79.573	12.41	988
ING MAP PLUS NP32	7.247	12.35	90
ING MAP PLUS NP7	862.862	12.65	10,915
Qualified V	249.323	12.73	3,174
Qualified VI	937,210.849	12.82	12,015,043
Qualified X (1.15)	50,624.266	12.88	652,041
Qualified X (1.25)	281,627.729	12.82	3,610,467
Qualified XII (0.00)	98,605.680	13.56	1,337,093
Qualified XII (0.25)	7,468.403	13.26	99,031
Qualified XII (0.30)	35,283.141	13.38	472,088
Qualified XII (0.40)	240,380.506	13.32	3,201,868
Qualified XII (0.50)	17,285.288	13.26	229,203
Qualified XII (0.55)	25,955.114	13.23	343,386
Qualified XII (0.60)	22,428.969	13.20	296,062
Qualified XII (0.65)	75,945.456	13.17	1,000,202
Qualified XII (0.70)	81,125.260	13.14	1,065,986
Qualified XII (0.75)	94,299.450	13.11	1,236,266
Qualified XII (0.80)	468,182.348	13.08	6,123,825
Qualified XII (0.85)	118,556.913	13.05	1,547,168
Qualified XII (0.90)	4,866.606	13.03	63,412
Qualified XII (0.95)	2,394,886.821	13.00	31,133,529
Qualified XII (1.00)	425,158.286	12.97	5,514,303
Qualified XII (1.05)	29,827.640	12.94	385,970
Qualified XII (1.10)	22,145.054	12.91	285,893
Qualified XII (1.15)	76,290.515	12.88	982,622
Qualified XII (1.20)	5,164.092	12.85	66,359
Qualified XII (1.25)	339.379	12.86	4,364
Qualified XII (1.25)	27,499.546	12.82	352,544
Qualified XII (1.30)	2,242.059	12.80	28,698
Qualified XII (1.35)	1,087.067	12.77	13,882
Qualified XII (1.40)	4,835.847	12.74	61,609
Qualified XII (1.45)	892.202	12.71	11,340
Qualified XII (1.50)	700.704	12.68	8,885
Qualified XV	7,165.681	13.00	93,154
Qualified XVI	18,806.856	12.68	238,471
Qualified XVII	6,523.033	12.82	83,625
Qualified XVIII	9,332.196	12.82	119,639
Qualified XXI	7,955.870	13.08	104,063
Qualified XXV	1,726.326	13.18	22,753
Qualified XXVI	4,742.632	13.03	61,797
Qualified XXVIII	309,799.434	14.45	4,476,602
Qualified XXXII	987.208	13.15	12,982
Qualified XXXIII (0.65)	16,355.480	13.10	214,257
	5,940,791.021		$ 78,446,413

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	208,141.891	$ 11.21	$ 2,333,271
Qualified X (1.15)	9,883.354	11.26	111,287
Qualified X (1.25)	39,084.690	11.21	438,139
Qualified XII (0.15)	3,711.285	12.83	47,616
Qualified XII (0.50)	3,311.634	11.59	38,382
Qualified XII (0.55)	14,358.558	11.56	165,985
Qualified XII (0.60)	3,062.624	11.53	35,312
Qualified XII (0.65)	4,169.438	11.51	47,990
Qualified XII (0.70)	6,144.113	11.48	70,534
Qualified XII (0.75)	3,989.079	11.46	45,715
Qualified XII (0.80)	28,745.911	11.43	328,566
Qualified XII (0.85)	19,257.447	11.41	219,727
Qualified XII (0.90)	1,310.219	11.38	14,910
Qualified XII (0.95)	38,694.845	11.36	439,573
Qualified XII (1.00)	44,498.158	11.33	504,164
Qualified XII (1.05)	2,995.855	11.31	33,883
Qualified XII (1.10)	10,685.353	11.28	120,531
Qualified XII (1.15)	208.126	11.26	2,344
Qualified XII (1.20)	1,260.317	11.23	14,153
Qualified XII (1.25)	6,578.163	11.21	73,741
Qualified XII (1.30)	97.395	11.18	1,089
Qualified XII (1.35)	13.869	11.16	155
Qualified XII (1.40)	2,562.809	11.13	28,524
Qualified XII (1.45)	1,044.376	11.11	11,603
Qualified XII (1.50)	251.756	11.08	2,789
Qualified XV	135.564	11.36	1,540
Qualified XVI	5,597.300	11.08	62,018
Qualified XVIII	3,922.508	11.21	43,971
Qualified XXI	1,756.541	11.43	20,077
Qualified XXV	182.641	11.52	2,104
Qualified XXVI	1,537.334	11.38	17,495
	467,193.153		$ 5,277,188

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	99.588	$ 15.38	$ 1,532
Qualified VI	1,114,387.394	15.43	17,194,997
Qualified X (1.15)	18,355.121	15.45	283,587
Qualified X (1.25)	73,575.091	15.43	1,135,264
Qualified XII (0.00)	2,534.170	15.75	39,913
Qualified XII (0.00)	31,052.366	15.75	489,075
Qualified XII (0.40)	3,470.017	15.65	54,306
Qualified XII (0.50)	156.327	15.62	2,442
Qualified XII (0.55)	1,374.336	15.61	21,453
Qualified XII (0.60)	3,124.903	15.59	48,717
Qualified XII (0.65)	503.513	15.58	7,845
Qualified XII (0.70)	29,559.333	15.57	460,239
Qualified XII (0.75)	5,220.304	15.55	81,176
Qualified XII (0.80)	658,494.484	15.54	10,233,004
Qualified XII (0.85)	145,840.720	15.53	2,264,906
Qualified XII (0.90)	4,850.901	15.52	75,286
Qualified XII (0.95)	23,434.295	15.50	363,232
Qualified XII (1.00)	541,602.114	15.49	8,389,417
Qualified XII (1.05)	20,544.669	15.48	318,031
Qualified XII (1.10)	14,111.582	15.46	218,165
Qualified XII (1.15)	19,441.392	15.45	300,370
Qualified XII (1.20)	1,365.856	15.44	21,089
Qualified XII (1.25)	245.866	15.04	3,698
Qualified XII (1.25)	8,883.469	15.43	137,072
Qualified XII (1.30)	0.161	15.41	2
Qualified XII (1.35)	590.738	15.40	9,097
Qualified XII (1.40)	5,015.096	15.39	77,182
Qualified XII (1.45)	120.029	15.37	1,845
Qualified XII (1.50)	1,549.767	15.36	23,804
Qualified XV	370.561	15.50	5,744
Qualified XVI	8,434.906	15.36	129,560
Qualified XVIII	64.653	15.43	998
Qualified XXI	618.748	15.54	9,615
Qualified XXV	1,762.058	15.59	27,470
Qualified XXVI	174.480	15.55	2,713
Qualified XXVII	305,485.008	15.49	4,731,963
Qualified XXXII	1,919.662	15.43	29,620
	3,048,333.678		$ 47,194,429

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	75.594	$ 7.94	$ 600
Qualified VI	263,602.492	8.00	2,108,820
Qualified VIII	126.543	7.99	1,011
Qualified X (1.15)	8,852.680	8.03	71,087
Qualified X (1.25)	61,038.352	8.00	488,307
Qualified XII (0.15)	174.703	8.97	1,567
Qualified XII (0.40)	78,167.010	8.30	648,786
Qualified XII (0.50)	3,421.279	8.27	28,294
Qualified XII (0.55)	378,380.213	8.25	3,121,637
Qualified XII (0.60)	7,019.334	8.23	57,769
Qualified XII (0.65)	11,518.139	8.21	94,564
Qualified XII (0.70)	4,284.664	8.19	35,091
Qualified XII (0.75)	65,857.106	8.18	538,711
Qualified XII (0.80)	70,383.129	8.16	574,326
Qualified XII (0.85)	21,836.854	8.14	177,752
Qualified XII (0.90)	882.709	8.12	7,168
Qualified XII (0.95)	14,873.174	8.10	120,473
Qualified XII (1.00)	97,858.583	8.08	790,697
Qualified XII (1.05)	6,677.770	8.07	53,890
Qualified XII (1.10)	10,365.816	8.05	83,445
Qualified XII (1.15)	2,150.108	8.03	17,265
Qualified XII (1.20)	3,387.212	8.01	27,132
Qualified XII (1.25)	9,521.352	8.00	76,171
Qualified XII (1.35)	669.830	7.96	5,332
Qualified XII (1.40)	2,418.880	7.94	19,206
Qualified XII (1.45)	570.051	7.92	4,515
Qualified XII (1.50)	113.885	7.91	901
Qualified XV	641.909	8.10	5,199
Qualified XVI	11,478.728	7.91	90,797
Qualified XXI	1,318.379	8.16	10,758
Qualified XXV	7,155.170	8.22	58,816
Qualified XXVI	1,375.683	8.12	11,171
	1,146,197.331		$ 9,331,258

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:			$ 27,295,267
Contracts in accumulation period:			
Qualified I	27,483.094	$ 34.74	954,763
Qualified IX	1,579.980	25.31	39,989
Qualified V	402.861	25.81	10,398
Qualified VI	10,600,515.228	26.19	277,627,494
Qualified VII	159,543.036	25.31	4,038,034
Qualified VIII	2,545.848	24.30	61,864
Qualified X (1.15)	253,339.287	26.51	6,716,024
Qualified X (1.25)	2,044,813.712	26.19	53,553,671
Qualified XII (0.00)	67,216.303	12.25	823,400
Qualified XII (0.00)	87,003.430	12.11	1,053,612
Qualified XII (0.05)	86,673.106	27.72	2,402,578
Qualified XII (0.25)	572,911.350	13.81	7,911,906
Qualified XII (0.30)	581,930.624	13.76	8,007,365
Qualified XII (0.35)	55,819.202	13.71	765,281
Qualified XII (0.40)	228,347.220	19.62	4,480,172
Qualified XII (0.45)	38.501	13.60	524
Qualified XII (0.50)	914,918.885	14.08	12,882,058
Qualified XII (0.55)	213,652.643	13.50	2,884,311
Qualified XII (0.60)	386,522.651	13.45	5,198,730
Qualified XII (0.65)	62,874.137	13.40	842,513
Qualified XII (0.70)	396,263.176	13.35	5,290,113
Qualified XII (0.75)	755,450.120	13.30	10,047,487
Qualified XII (0.80)	2,007,105.205	14.13	28,360,397
Qualified XII (0.85)	1,506,113.010	19.05	28,691,453
Qualified XII (0.90)	31,121.533	13.79	429,166
Qualified XII (0.95)	667,242.915	18.86	12,584,201
Qualified XII (1.00)	2,530,075.241	18.77	47,489,512
Qualified XII (1.05)	202,065.261	18.68	3,774,579
Qualified XII (1.10)	236,691.795	18.59	4,400,100
Qualified XII (1.15)	150,928.921	18.50	2,792,185
Qualified XII (1.20)	44,297.844	18.41	815,523
Qualified XII (1.25)	91,050.152	18.33	1,668,949
Qualified XII (1.30)	3,141.757	18.24	57,306
Qualified XII (1.35)	2,043.761	18.15	37,094
Qualified XII (1.40)	20,839.091	18.06	376,354
Qualified XII (1.45)	2,141.316	17.98	38,501
Qualified XII (1.50)	939.293	17.89	16,804
Qualified XIX	11,320.719	35.49	401,772
Qualified XV	48,379.842	26.91	1,301,902
Qualified XVI	234,251.911	25.63	6,003,876

255

Division/Contract	Units	Unit Value		Extended Value	
ING VP Balanced Portfolio - Class I (continued)					
Qualified XVII	161,311.840	$	26.76	$	4,316,705
Qualified XVIII	256,451.807		26.76		6,862,650
Qualified XX	31,620.269		35.14		1,111,136
Qualified XXI	81,842.648		27.18		2,224,483
Qualified XXIX	775.990		34.39		26,686
Qualified XXV	51,079.262		27.10		1,384,248
Qualified XXVI	19,251.848		26.89		517,682
Qualified XXVII	1,083,123.715		34.85		37,746,861
Qualified XXVIII	109,398.236		34.74		3,800,495
Qualified XXX	82,559.763		33.96		2,803,730
Qualified XXXII	397,835.014		11.37		4,523,384
Qualified XXXIII (0.65)	2,334.193		12.05		28,127
	27,567,178.546			$	637,473,415

256

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:			$ 6,872,497
Contracts in accumulation period:			
ING MAP PLUS NP11	1,267.402	$ 10.52	13,333
ING MAP PLUS NP13	8,973.562	10.50	94,222
ING MAP PLUS NP14	6,523.135	10.49	68,428
ING MAP PLUS NP15	91,638.303	10.48	960,369
ING MAP PLUS NP16	807.942	10.47	8,459
ING MAP PLUS NP20	9,684.477	10.43	101,009
ING MAP PLUS NP21	330.859	10.42	3,448
ING MAP PLUS NP26	1,022.557	10.37	10,604
ING MAP PLUS NP27	168.285	10.37	1,745
ING MAP PLUS NP28	1.958	10.36	20
ING MAP PLUS NP29	2,477.758	10.35	25,645
ING MAP PLUS NP30	5,140.921	10.34	53,157
ING MAP PLUS NP32	765.063	10.32	7,895
ING MAP PLUS NP6	19,143.945	10.57	202,352
ING MAP PLUS NP7	1,414.257	10.56	14,935
Qualified I	8,318.683	75.27	626,147
Qualified IX	644.989	18.36	11,842
Qualified V	333.176	19.08	6,357
Qualified VI	7,676,439.664	19.10	146,619,998
Qualified VII	90,159.520	17.75	1,600,331
Qualified VIII	11,778.563	17.57	206,949
Qualified X (1.15)	250,505.809	19.33	4,842,277
Qualified X (1.25)	1,189,673.882	19.10	22,722,771
Qualified XII (0.00)	66,078.388	12.66	836,552
Qualified XII (0.00)	81,810.592	12.52	1,024,269
Qualified XII (0.00)	212,582.654	15.55	3,305,660
Qualified XII (0.05)	95,977.438	20.21	1,939,704
Qualified XII (0.25)	166,952.997	15.26	2,547,703
Qualified XII (0.30)	216,169.764	15.20	3,285,780
Qualified XII (0.35)	158,961.135	15.14	2,406,672
Qualified XII (0.40)	5,538.128	17.32	95,920
Qualified XII (0.45)	704.175	15.03	10,584
Qualified XII (0.50)	209,025.749	15.18	3,173,011
Qualified XII (0.55)	131,319.572	14.92	1,959,288
Qualified XII (0.60)	275,164.639	14.86	4,088,947

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I (continued)			
Qualified XII (0.65)	93,929.673	$ 14.80	$ 1,390,159
Qualified XII (0.70)	423,772.670	14.75	6,250,647
Qualified XII (0.75)	520,905.995	14.69	7,652,109
Qualified XII (0.80)	1,205,427.077	14.84	17,888,538
Qualified XII (0.85)	1,025,424.776	16.81	17,237,390
Qualified XII (0.90)	48,294.276	14.75	712,341
Qualified XII (0.95)	1,084,691.044	16.65	18,060,106
Qualified XII (1.00)	2,133,801.422	16.57	35,357,090
Qualified XII (1.05)	281,337.838	16.49	4,639,261
Qualified XII (1.10)	159,531.408	16.41	2,617,910
Qualified XII (1.15)	62,040.653	16.33	1,013,124
Qualified XII (1.20)	50,429.718	16.25	819,483
Qualified XII (1.25)	1,770.408	10.67	18,890
Qualified XII (1.25)	83,798.899	16.17	1,355,028
Qualified XII (1.30)	9,308.319	16.10	149,864
Qualified XII (1.35)	5,020.102	16.02	80,422
Qualified XII (1.40)	37,576.706	15.94	598,973
Qualified XII (1.45)	9,281.132	15.87	147,292
Qualified XII (1.50)	2,138.282	15.79	33,763
Qualified XIX	1,066.005	76.25	81,283
Qualified XV	17,655.092	19.62	346,393
Qualified XVI	171,390.010	18.68	3,201,565
Qualified XVII	173,477.475	19.34	3,355,054
Qualified XVIII	277,487.755	19.34	5,366,613
Qualified XX	7,810.699	75.00	585,802
Qualified XXI	31,506.181	19.82	624,453
Qualified XXIX	1,176.906	74.05	87,150
Qualified XXV	30,146.975	19.76	595,704
Qualified XXVI	30,702.494	19.60	601,769
Qualified XXVII	673,417.868	75.03	50,526,543
Qualified XXVIII	148,836.901	74.79	11,131,512
Qualified XXX	18,287.992	73.11	1,337,035
Qualified XXXII	122,767.744	10.59	1,300,110
Qualified XXXIII (0.65)	9,450.563	12.46	117,754
	19,951,160.999		$ 405,030,010

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:			$ 627,656
Contracts in accumulation period:			
Qualified I	3,704.123	$ 49.66	183,947
Qualified IX	1,064.039	14.28	15,194
Qualified V	11,159.755	13.89	155,009
Qualified VI	4,217,348.849	14.14	59,633,313
Qualified VII	119,533.995	14.11	1,686,625
Qualified VIII	3,533.594	13.61	48,092
Qualified X (1.15)	187,354.525	14.32	2,682,917
Qualified X (1.25)	895,093.815	14.14	12,656,627
Qualified XII (0.00)	11,478.627	10.66	122,362
Qualified XII (0.00)	12,588.857	10.78	135,708
Qualified XII (0.00)	256,424.554	12.81	3,284,799
Qualified XII (0.05)	14,250.162	14.97	213,325
Qualified XII (0.25)	140,435.317	12.57	1,765,272
Qualified XII (0.30)	133,522.078	12.52	1,671,696
Qualified XII (0.35)	15,610.248	12.47	194,660
Qualified XII (0.45)	54.300	12.38	672
Qualified XII (0.50)	61,612.963	12.45	767,081
Qualified XII (0.55)	208,749.091	12.29	2,565,526
Qualified XII (0.60)	79,187.044	12.24	969,249
Qualified XII (0.65)	105,753.685	12.19	1,289,137
Qualified XII (0.70)	791,901.883	12.15	9,621,608
Qualified XII (0.75)	649,862.445	12.10	7,863,336
Qualified XII (0.80)	1,185,620.434	12.21	14,476,426
Qualified XII (0.85)	526,675.295	13.14	6,920,513
Qualified XII (0.90)	35,203.846	12.09	425,615

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I (continued)			
Qualified XII (0.95)	971,457.473	$ 13.02	$ 12,648,376
Qualified XII (1.00)	1,474,751.452	12.95	19,098,031
Qualified XII (1.05)	258,944.229	12.89	3,337,791
Qualified XII (1.10)	167,861.769	12.83	2,153,667
Qualified XII (1.15)	61,014.440	12.77	779,154
Qualified XII (1.20)	65,703.056	12.71	835,086
Qualified XII (1.25)	13,174.913	10.18	134,121
Qualified XII (1.25)	189,734.624	12.64	2,398,246
Qualified XII (1.30)	16,828.975	12.58	211,709
Qualified XII (1.35)	15,900.887	12.52	199,079
Qualified XII (1.40)	38,256.239	12.46	476,673
Qualified XII (1.45)	7,632.544	12.40	94,644
Qualified XII (1.50)	1,943.190	12.34	23,979
Qualified XIX	1,958.219	49.66	97,245
Qualified XV	5,770.012	14.53	83,838
Qualified XVI	96,206.301	13.84	1,331,495
Qualified XVII	183,324.607	14.14	2,592,210
Qualified XVIII	320,661.390	14.14	4,534,152
Qualified XX	16,378.542	48.72	797,963
Qualified XXI	20,414.646	14.68	299,687
Qualified XXIX	1,059.718	48.72	51,629
Qualified XXV	37,147.063	14.63	543,462
Qualified XXVI	26,648.722	14.52	386,939
Qualified XXVII	367,555.185	51.39	18,888,661
Qualified XXVIII	161,492.654	50.40	8,139,230
Qualified XXX	3,888.591	48.11	187,080
Qualified XXXII	34,681.497	10.15	352,017
Qualified XXXIII (0.65)	6,016.697	10.61	63,837
	14,234,131.159		$ 210,716,366

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources Trust			
Contracts in accumulation period:			
Qualified V	13.227	$ 26.81	$ 355
Qualified VI	889,990.653	26.39	23,486,853
Qualified VIII	1,080.914	22.86	24,710
Qualified XII (0.05)	11,123.385	27.93	310,676
Qualified XII (0.15)	4,665.343	20.40	95,173
Qualified XII (0.15)	4,804.394	20.56	98,778
Qualified XII (0.25)	58,385.867	17.71	1,034,014
Qualified XII (0.35)	2,469.980	17.58	43,422
Qualified XII (0.45)	185.567	17.45	3,238
Qualified XII (0.50)	25,289.376	18.46	466,842
Qualified XII (0.55)	25,866.775	17.31	447,754
Qualified XII (0.60)	21,379.038	17.25	368,788
Qualified XII (0.65)	8,579.023	17.18	147,388
Qualified XII (0.70)	77,475.801	17.12	1,326,386
Qualified XII (0.75)	29,630.425	17.05	505,199
Qualified XII (0.80)	233,144.328	18.58	4,331,822
Qualified XII (0.85)	95,673.792	21.22	2,030,198
Qualified XII (0.90)	6,583.975	18.44	121,409
Qualified XII (0.95)	95,267.858	21.02	2,002,530
Qualified XII (1.00)	283,136.069	20.92	5,923,207
Qualified XII (1.05)	18,055.575	20.81	375,737
Qualified XII (1.10)	16,882.368	20.72	349,803
Qualified XII (1.15)	12,370.950	20.62	255,089
Qualified XII (1.20)	6,830.149	20.52	140,155
Qualified XII (1.25)	306.246	17.61	5,393
Qualified XII (1.25)	10,616.256	20.42	216,784
Qualified XII (1.30)	537.127	20.32	10,914
Qualified XII (1.35)	1,538.771	20.22	31,114
Qualified XII (1.40)	7,783.061	20.12	156,595
Qualified XII (1.45)	222.914	20.03	4,465
Qualified XV	4,758.654	27.12	129,055
Qualified XVI	22,231.813	25.82	574,025
Qualified XVII	3,352.145	26.39	88,463
Qualified XXI	7,752.734	27.39	212,347
Qualified XXV	16,042.524	27.23	436,838
Qualified XXVI	2,471.435	26.88	66,432
Qualified XXVII	395,735.113	24.79	9,810,273
Qualified XXVIII	86,990.981	24.71	2,149,547
	2,489,224.606		$ 57,781,771

Division/Contract	Units	Unit Value	Extended Value
Janus Adviser Series Balanced Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	46.423	$ 12.15	$ 564
	46.423		$ 564
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	15,203.688	$ 26.93	$ 409,435
Qualified XII (0.15)	2,222.801	12.45	27,674
Qualified XII (0.50)	88.912	17.70	1,574
Qualified XII (0.65)	15.037	16.65	250
Qualified XII (0.70)	426.390	16.58	7,070
Qualified XII (0.75)	16.025	16.52	265
Qualified XII (0.80)	29.634	17.79	527
Qualified XII (0.85)	54.455	24.92	1,357
Qualified XII (0.95)	91.442	24.68	2,257
Qualified XII (1.00)	1,190.661	24.56	29,243
Qualified XII (1.05)	348.930	24.44	8,528
Qualified XII (1.15)	6.582	24.21	159
Qualified XII (1.40)	57.894	23.63	1,368
Qualified XII (1.45)	12.500	23.52	294
Qualified XVI	314.907	26.35	8,298
Qualified XVII	367.162	26.93	9,888
	20,447.020		$ 508,187
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,960.898	$ 20.57	$ 122,616
Qualified XII (0.55)	18.039	14.56	263
Qualified XII (0.70)	375.898	14.40	5,413
Qualified XII (0.75)	31.795	14.34	456
Qualified XII (0.80)	60.797	14.59	887
Qualified XII (0.85)	4.621	17.87	83
Qualified XII (0.95)	21.311	17.69	377
Qualified XII (1.00)	480.853	17.61	8,468
Qualified XII (1.05)	0.689	17.53	12
Qualified XII (1.15)	412.567	17.36	7,162
	7,367.468		$ 145,737

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	8,543.691	$ 18.49	$ 157,973
Qualified XII (0.30)	0.369	11.19	4
Qualified XII (0.50)	29.088	11.69	340
Qualified XII (0.70)	1,002.773	10.86	10,890
Qualified XII (0.75)	22.934	10.82	248
Qualified XII (0.80)	38.040	11.86	451
Qualified XII (0.85)	42.573	16.43	699
Qualified XII (0.95)	126.949	16.27	2,065
Qualified XII (1.00)	731.943	16.19	11,850
Qualified XII (1.40)	4.641	15.58	72
Qualified XVII	7.885	18.49	146
Qualified XXXIII (0.65)	8.697	9.95	87
	10,559.583		$ 184,825
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	17,944.456	$ 23.58	$ 423,130
Qualified XII (0.25)	262.385	14.66	3,847
Qualified XII (0.30)	0.735	14.61	11
Qualified XII (0.50)	116.323	14.88	1,731
Qualified XII (0.55)	5.620	14.33	81
Qualified XII (0.65)	15.011	14.22	213
Qualified XII (0.70)	1,635.359	14.17	23,173
Qualified XII (0.75)	236.925	14.12	3,345
Qualified XII (0.80)	0.405	15.17	6
Qualified XII (0.85)	912.844	16.38	14,952
Qualified XII (0.95)	145.486	16.22	2,360
Qualified XII (1.00)	330.257	16.15	5,334
Qualified XII (1.10)	337.355	15.99	5,394
Qualified XII (1.15)	12.284	15.92	196
Qualified XII (1.40)	194.428	15.54	3,021
Qualified XII (1.45)	22.383	15.46	346
Qualified XVI	25.997	23.07	600
Qualified XVII	45.437	23.58	1,071
	22,243.690		$ 488,811

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	15,176.248	$ 21.50	$ 326,289
Qualified XII (0.30)	0.253	11.06	3
Qualified XII (0.50)	28.283	12.22	346
Qualified XII (0.55)	7.507	10.85	81
Qualified XII (0.65)	14.968	10.77	161
Qualified XII (0.70)	1,888.767	10.73	20,266
Qualified XII (0.75)	185.703	10.68	1,983
Qualified XII (0.80)	10.652	12.51	133
Qualified XII (0.85)	343.276	18.29	6,279
Qualified XII (0.95)	51.258	18.12	929
Qualified XII (1.00)	696.791	18.03	12,563
Qualified XII (1.05)	148.414	17.94	2,663
Qualified XII (1.10)	82.855	17.86	1,480
Qualified XII (1.15)	13.253	17.77	236
Qualified XVII	374.238	21.50	8,046
	19,022.466		$ 381,458
Legg Mason Value Trust, Inc. - Primary Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	115,246.791	$ 11.53	$ 1,328,796
	115,246.791		$ 1,328,796
Lord Abbett Affiliated Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	374.153	$ 11.37	$ 4,254
ING MAP PLUS NP13	37,920.941	11.36	430,782
ING MAP PLUS NP14	615.506	11.35	6,986
ING MAP PLUS NP20	4,092.374	11.28	46,162
ING MAP PLUS NP21	9,414.261	11.27	106,099
ING MAP PLUS NP22	4,936.607	11.26	55,586
ING MAP PLUS NP23	485.007	11.25	5,456
ING MAP PLUS NP24	2,081.569	11.24	23,397
ING MAP PLUS NP26	2,951.197	11.22	33,112
ING MAP PLUS NP28	2.754	11.20	31
ING MAP PLUS NP29	3,111.088	11.19	34,813
	65,985.457		$ 746,678

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	12,263.933	$ 12.89	$ 158,082
ING MAP PLUS NP14	5,348.901	12.87	68,840
ING MAP PLUS NP15	1,951.646	12.85	25,079
ING MAP PLUS NP16	1,265.762	12.84	16,252
ING MAP PLUS NP17	13,019.240	12.83	167,037
ING MAP PLUS NP20	1,671.163	12.79	21,374
ING MAP PLUS NP22	2,747.120	12.77	35,081
ING MAP PLUS NP23	1,224.900	12.76	15,630
ING MAP PLUS NP24	5,144.313	12.74	65,539
ING MAP PLUS NP26	1,227.429	12.72	15,613
ING MAP PLUS NP28	7,993.709	12.70	101,520
ING MAP PLUS NP29	17.567	12.68	223
ING MAP PLUS NP30	4,800.955	12.67	60,828
ING MAP PLUS NP32	6.918	12.65	88
ING MAP PLUS NP7	1,738.727	12.95	22,517
Qualified XII (1.00)	2,922.149	15.26	44,592
	63,344.432		$ 818,295
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	26,839.926	$ 13.31	$ 357,239
ING MAP PLUS NP12	4,324.397	13.29	57,471
ING MAP PLUS NP14	3,452.338	13.27	45,813
ING MAP PLUS NP15	4,596.534	13.26	60,950
ING MAP PLUS NP17	10,891.784	13.23	144,098
ING MAP PLUS NP21	5,907.628	13.18	77,863
ING MAP PLUS NP23	1,204.368	13.16	15,849
ING MAP PLUS NP26	85.799	13.12	1,126
ING MAP PLUS NP27	7,577.453	13.11	99,340
ING MAP PLUS NP29	151.781	13.08	1,985
ING MAP PLUS NP30	6,658.786	13.07	87,030
ING MAP PLUS NP32	2,401.790	13.04	31,319
	74,092.584		$ 980,083

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC			
Currently payable annuity contracts:			$ 1,245,687
Contracts in accumulation period:			
Qualified V	1,959.083	$ 11.45	22,432
Qualified VI	4,191,842.186	11.53	48,331,940
Qualified VIII	4,400.111	11.52	50,689
Qualified X (1.15)	180,757.714	11.58	2,093,174
Qualified X (1.25)	709,955.181	11.53	8,185,783
Qualified XII (0.25)	41,515.417	12.44	516,452
Qualified XII (0.45)	795.796	11.95	9,510
Qualified XII (0.50)	58,476.255	11.92	697,037
Qualified XII (0.55)	221,893.488	11.89	2,638,314
Qualified XII (0.60)	79,753.690	11.87	946,676
Qualified XII (0.65)	130,041.046	11.84	1,539,686
Qualified XII (0.70)	283,227.948	11.81	3,344,922
Qualified XII (0.75)	206,984.385	11.79	2,440,346
Qualified XII (0.80)	366,436.365	11.76	4,309,292
Qualified XII (0.85)	899,583.429	11.74	10,561,109
Qualified XII (0.90)	35,505.796	11.71	415,773
Qualified XII (0.95)	344,021.526	11.68	4,018,171
Qualified XII (1.00)	1,812,504.642	11.66	21,133,804
Qualified XII (1.05)	161,065.600	11.63	1,873,193
Qualified XII (1.10)	154,929.519	11.61	1,798,732
Qualified XII (1.15)	24,995.007	11.58	289,442
Qualified XII (1.20)	28,877.461	11.55	333,535
Qualified XII (1.25)	658.747	11.63	7,661
Qualified XII (1.25)	132,132.621	11.53	1,523,489
Qualified XII (1.30)	9,976.391	11.50	114,729
Qualified XII (1.35)	10,671.176	11.48	122,505
Qualified XII (1.40)	35,204.110	11.45	403,087
Qualified XII (1.45)	3,462.615	11.43	39,578
Qualified XII (1.50)	7,287.535	11.40	83,078
Qualified XV	19,447.599	11.68	227,148
Qualified XVI	104,131.038	11.40	1,187,094
Qualified XVII	17,072.925	11.53	196,851
Qualified XVIII	23,535.493	11.53	271,364
Qualified XXI	73,302.557	11.76	862,038
Qualified XXV	57,774.990	11.79	681,167
Qualified XXVI	15,939.451	11.71	186,651
Qualified XXXII	7,070.355	11.84	83,713
	10,457,189.248		$ 122,785,852

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Currently payable annuity contracts:			$ 1,081,237
Contracts in accumulation period:			
Qualified VI	2,934,710.385	$ 13.43	39,413,160
Qualified X (1.15)	109,823.030	13.49	1,481,513
Qualified X (1.25)	425,763.514	13.43	5,718,004
Qualified XII (0.15)	12,982.427	15.63	202,915
Qualified XII (0.30)	91,600.999	14.01	1,283,330
Qualified XII (0.35)	73,912.783	13.97	1,032,562
Qualified XII (0.50)	42,779.950	13.88	593,786
Qualified XII (0.55)	174,312.426	13.85	2,414,227
Qualified XII (0.60)	55,617.929	13.82	768,640
Qualified XII (0.65)	11,068.034	13.79	152,628
Qualified XII (0.70)	114,099.881	13.76	1,570,014
Qualified XII (0.75)	70,786.646	13.73	971,901
Qualified XII (0.80)	340,863.533	13.70	4,669,830
Qualified XII (0.85)	342,325.752	13.67	4,679,593
Qualified XII (0.90)	24,907.784	13.64	339,742
Qualified XII (0.95)	2,016,006.278	13.61	27,437,845
Qualified XII (1.00)	1,210,233.159	13.58	16,434,966
Qualified XII (1.05)	83,539.434	13.55	1,131,959
Qualified XII (1.10)	50,214.587	13.52	678,901
Qualified XII (1.15)	18,051.721	13.49	243,518
Qualified XII (1.20)	30,948.767	13.46	416,570
Qualified XII (1.25)	1,172.163	12.93	15,156
Qualified XII (1.25)	69,214.868	13.43	929,556
Qualified XII (1.30)	7,019.168	13.40	94,057
Qualified XII (1.35)	5,843.794	13.37	78,132
Qualified XII (1.40)	16,698.578	13.34	222,759
Qualified XII (1.45)	2,894.487	13.31	38,526
Qualified XII (1.50)	1,048.636	13.28	13,926
Qualified XV	10,084.021	13.61	137,244
Qualified XVI	66,219.590	13.28	879,396
Qualified XVII	7,017.719	13.43	94,248
Qualified XVIII	10,220.697	13.43	137,264
Qualified XXI	85,245.242	13.70	1,167,860
Qualified XXV	46,514.124	13.73	638,639
Qualified XXVI	15,598.416	13.64	212,762
Qualified XXVII	886,812.689	16.80	14,898,453
Qualified XXVIII	1,005,217.781	14.55	14,625,919
Qualified XXXII	11,060.192	13.52	149,534
Qualified XXXIII (0.65)	17,040.352	15.44	263,103
	10,499,471.536		$ 147,313,375

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	15,482.945	$ 10.89	$ 168,609
ING MAP PLUS NP13	11,324.838	10.88	123,214
ING MAP PLUS NP14	11,625.657	10.87	126,371
ING MAP PLUS NP17	235.622	10.84	2,554
ING MAP PLUS NP22	8.770	10.79	95
	38,677.832		$ 420,843
MFS® Total Return Series - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	2,858,115.532	$ 14.80	$ 42,300,110
Qualified XXVIII	2,753,512.558	14.69	40,449,099
	5,611,628.090		$ 82,749,209

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP13	15,396.448	$ 12.28	$ 189,068
ING MAP PLUS NP14	22.957	12.27	282
ING MAP PLUS NP15	11,762.556	12.26	144,209
ING MAP PLUS NP17	6,621.958	12.23	80,987
ING MAP PLUS NP21	2,053.403	12.19	25,031
ING MAP PLUS NP23	1,459.496	12.16	17,747
ING MAP PLUS NP6	436.369	12.36	5,394
ING MAP PLUS NP7	1,899.455	12.35	23,458
	39,652.642		$ 486,176
New Perspective Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	485,783.120	$ 12.44	$ 6,043,142
Qualified XII (0.00)	436,950.348	12.70	5,549,269
Qualified XII (0.30)	14.476	12.64	183
Qualified XII (0.40)	9,163.327	12.61	115,550
Qualified XII (0.55)	2,547.196	12.58	32,044
Qualified XII (0.60)	5,661.036	12.57	71,159
Qualified XII (0.65)	371.019	12.56	4,660
Qualified XII (0.70)	18,481.674	12.55	231,945
Qualified XII (0.75)	25,983.225	12.54	325,830
Qualified XII (0.80)	267,729.920	12.53	3,354,656
Qualified XII (0.85)	126,628.685	12.52	1,585,391
Qualified XII (0.90)	3,374.653	12.51	42,217
Qualified XII (0.95)	32,424.838	12.50	405,310
Qualified XII (1.00)	260,861.038	12.49	3,258,154
Qualified XII (1.05)	12,777.836	12.48	159,467
Qualified XII (1.10)	10,377.113	12.47	129,403
Qualified XII (1.15)	7,178.632	12.46	89,446
Qualified XII (1.20)	3,705.057	12.45	46,128
Qualified XII (1.25)	158.960	12.78	2,032
Qualified XII (1.25)	13,878.231	12.44	172,645
Qualified XII (1.35)	258.844	12.42	3,215
Qualified XII (1.40)	3,144.342	12.41	39,021
Qualified XII (1.45)	7.542	12.39	93
Qualified XVI	2,418.686	12.38	29,943
Qualified XVII	13.872	12.49	173
Qualified XXV	9.730	12.56	122
Qualified XXVII	29,908.844	11.44	342,157
	1,759,812.244		$ 22,033,355

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	2,335.855	$ 10.76	$ 25,134
ING MAP PLUS NP12	6,530.077	10.75	70,198
ING MAP PLUS NP13	3,880.281	10.74	41,674
ING MAP PLUS NP14	385.804	10.73	4,140
ING MAP PLUS NP21	12,986.985	10.66	138,441
ING MAP PLUS NP22	3,424.373	10.65	36,470
	29,543.375		$ 316,057

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP12	3,932.806	$ 18.29	$ 71,931
ING MAP PLUS NP13	275.386	18.27	5,031
ING MAP PLUS NP14	5,694.448	18.25	103,924
ING MAP PLUS NP15	736.525	18.23	13,427
ING MAP PLUS NP17	7,796.563	18.20	141,897
ING MAP PLUS NP19	7,306.200	18.17	132,754
ING MAP PLUS NP21	29,429.838	18.13	533,563
ING MAP PLUS NP22	6.255	18.11	113
ING MAP PLUS NP23	1,571.111	18.10	28,437
ING MAP PLUS NP24	1,969.796	18.08	35,614
ING MAP PLUS NP26	1,199.990	18.04	21,648
ING MAP PLUS NP30	5,153.858	17.98	92,666
Qualified V	159.981	39.82	6,370
Qualified VI	1,160,336.604	40.16	46,599,118
Qualified XII (0.15)	2,629.178	40.89	107,507
Qualified XII (0.50)	3,649.124	41.82	152,606
Qualified XII (0.55)	6,339.966	41.70	264,377
Qualified XII (0.60)	5,157.007	41.59	214,480
Qualified XII (0.65)	4,532.593	41.48	188,012
Qualified XII (0.70)	99,399.471	41.37	4,112,156
Qualified XII (0.75)	17,101.285	41.26	705,599
Qualified XII (0.80)	119,991.255	41.15	4,937,640
Qualified XII (0.85)	103,665.219	41.03	4,253,384
Qualified XII (0.90)	7,451.152	40.92	304,901
Qualified XII (0.95)	54,577.726	40.81	2,227,317
Qualified XII (1.00)	363,643.395	40.70	14,800,286
Qualified XII (1.05)	26,874.517	40.60	1,091,105
Qualified XII (1.10)	21,224.381	40.49	859,375
Qualified XII (1.15)	14,542.342	40.38	587,220
Qualified XII (1.20)	3,432.306	40.27	138,219
Qualified XII (1.25)	732.701	20.05	14,691
Qualified XII (1.25)	19,043.754	40.16	764,797
Qualified XII (1.30)	979.271	40.05	39,220
Qualified XII (1.35)	691.793	39.94	27,630
Qualified XII (1.40)	4,372.187	39.84	174,188
Qualified XII (1.45)	843.386	39.73	33,508
Qualified XII (1.50)	596.188	39.62	23,621
Qualified XV	189.716	40.81	7,742
Qualified XVI	18,761.558	39.62	743,333
Qualified XVII	6,275.047	40.16	252,006
Qualified XXI	3,274.108	41.15	134,730
Qualified XXV	6,817.193	41.23	281,073
Qualified XXVI	2,705.421	40.90	110,652
Qualified XXVII	1,122,703.958	26.84	30,133,374
	3,267,766.559		$ 115,471,242

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	3,068.573	$ 16.42	$ 50,386
	3,068.573		$ 50,386
Oppenheimer Main Street Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,833.743	$ 11.14	$ 20,428
ING MAP PLUS NP17	98.692	11.11	1,096
ING MAP PLUS NP26	18.876	11.02	208
	1,951.311		$ 21,732
Oppenheimer Aggressive Growth Fund/VA			
Currently payable annuity contracts:			$ 2,565
			$ 2,565
Oppenheimer Global Securities Fund/VA			
Contracts in accumulation period:			
ING MAP PLUS NP24	78.300	$ 12.81	$ 1,003
ING MAP PLUS NP30	0.059	12.74	1
Qualified VI	24,668.741	20.40	503,242
Qualified X (1.25)	808.016	20.40	16,484
Qualified XII (0.45)	2.478	21.63	54
Qualified XII (0.50)	174.236	21.61	3,765
Qualified XII (0.70)	3,396.516	21.22	72,074
Qualified XII (0.75)	256.963	21.14	5,432
Qualified XII (0.80)	577.414	21.12	12,195
Qualified XII (0.85)	330.519	21.04	6,954
Qualified XII (0.90)	60.753	20.96	1,273
Qualified XII (0.95)	25.807	20.88	539
Qualified XII (1.00)	2,523.657	20.80	52,492
Qualified XII (1.05)	18.336	20.72	380
Qualified XII (1.10)	195.349	20.64	4,032
Qualified XII (1.15)	66.150	20.56	1,360
Qualified XII (1.40)	212.302	20.17	4,282
Qualified XVI	337.359	20.01	6,751
Qualified XVII	918.571	20.40	18,739
Qualified XXXIII (0.65)	10.637	14.84	158
	34,662.163		$ 711,210
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:			$ 40,625
			$ 40,625

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Qualified VI	52,200.671	$ 11.72	$ 611,792
Qualified X (1.15)	591.804	13.37	7,912
Qualified X (1.25)	6,650.821	13.36	88,855
Qualified XII (0.15)	1,259.330	11.81	14,873
Qualified XII (0.50)	218.104	11.78	2,569
Qualified XII (0.55)	1,188.912	11.78	14,005
Qualified XII (0.60)	1,917.938	11.78	22,593
Qualified XII (0.70)	1,038.869	11.77	12,227
Qualified XII (0.75)	1.173	11.76	14
Qualified XII (0.85)	1,704.372	11.76	20,043
Qualified XII (0.90)	89.703	11.75	1,054
Qualified XII (0.95)	1,096.967	11.75	12,889
Qualified XII (1.00)	10,296.990	11.74	120,887
Qualified XII (1.05)	107.422	11.74	1,261
Qualified XII (1.10)	165.296	11.74	1,941
Qualified XII (1.15)	997.952	11.73	11,706
Qualified XII (1.20)	5.327	11.73	62
Qualified XII (1.25)	173.806	11.72	2,037
Qualified XII (1.35)	1,516.513	11.72	17,774
Qualified XII (1.40)	43.962	11.71	515
Qualified XVI	6,585.762	11.70	77,053
Qualified XVIII	272.211	13.40	3,648
Qualified XXI	17.653	11.76	208
Qualified XXV	485.237	11.76	5,706
	88,626.795		$ 1,051,624
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	4,444.882	$ 14.20	$ 63,117
Qualified X (1.25)	176.232	14.20	2,502
Qualified XII (0.45)	3.117	15.10	47
Qualified XII (0.55)	8.402	14.99	126
Qualified XII (0.65)	0.303	14.88	5
Qualified XII (0.70)	3,714.224	14.82	55,045
Qualified XII (0.75)	20.917	14.76	309
Qualified XII (0.85)	234.124	14.64	3,428
Qualified XII (1.00)	1,921.040	14.47	27,797
Qualified XII (1.05)	58.734	14.42	847
Qualified XII (1.45)	20.111	13.98	281
	10,602.086		$ 153,504

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund			
Contracts in accumulation period:			
ING MAP PLUS NP12	7.694	$ 11.62	$ 89
ING MAP PLUS NP13	823.353	11.61	9,559
ING MAP PLUS NP14	1,363.324	11.60	15,815
ING MAP PLUS NP15	1,796.558	11.59	20,822
ING MAP PLUS NP16	948.338	11.58	10,982
ING MAP PLUS NP17	266.750	11.57	3,086
ING MAP PLUS NP21	6,495.483	11.52	74,828
ING MAP PLUS NP23	1,385.560	11.50	15,934
ING MAP PLUS NP30	71.878	11.43	822
Qualified V	260.117	10.90	2,835
Qualified VI	1,286,152.930	10.99	14,134,821
Qualified XII (0.00)	1,283,233.780	11.76	15,090,829
Qualified XII (0.55)	804.858	11.42	9,191
Qualified XII (0.60)	2,315.822	11.39	26,377
Qualified XII (0.65)	240.298	11.36	2,730
Qualified XII (0.70)	192,280.842	11.32	2,176,619
Qualified XII (0.75)	112,406.334	11.29	1,269,068
Qualified XII (0.80)	62,798.458	11.26	707,111
Qualified XII (0.85)	136,795.440	11.23	1,536,213
Qualified XII (0.90)	957.437	11.20	10,723
Qualified XII (0.95)	36,703.531	11.17	409,978
Qualified XII (1.00)	806,136.551	11.14	8,980,361
Qualified XII (1.05)	87,926.137	11.11	976,859
Qualified XII (1.10)	5,787.035	11.08	64,120
Qualified XII (1.15)	15,096.258	11.05	166,814
Qualified XII (1.20)	8,649.908	11.02	95,322
Qualified XII (1.25)	291.454	11.76	3,428
Qualified XII (1.25)	30,553.451	10.99	335,782
Qualified XII (1.30)	1,215.514	10.96	13,322
Qualified XII (1.35)	864.285	10.93	9,447
Qualified XII (1.40)	3,503.940	10.91	38,228
Qualified XII (1.45)	450.611	10.88	4,903
Qualified XII (1.50)	2.281	10.85	25
Qualified XVI	13,588.174	10.85	147,432
Qualified XVII	2,641.125	10.99	29,026
Qualified XXI	254.575	11.26	2,867
Qualified XXVI	142.612	11.20	1,597
Qualified XXVII	712,292.577	11.17	7,956,308
	4,817,505.273		$ 54,354,273

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Admin Class			
Contracts in accumulation period:			
Qualified VI	794,167.794	$ 10.87	$ 8,632,604
Qualified X (1.15)	5,572.324	10.53	58,677
Qualified X (1.25)	35,562.577	10.52	374,118
Qualified XII (0.00)	6,689.202	11.10	74,250
Qualified XII (0.40)	1,596.937	11.03	17,614
Qualified XII (0.50)	54.519	11.01	600
Qualified XII (0.55)	573.782	11.00	6,312
Qualified XII (0.60)	562.477	10.99	6,182
Qualified XII (0.65)	229.182	10.98	2,516
Qualified XII (0.70)	76,172.759	10.97	835,615
Qualified XII (0.75)	8,155.120	10.96	89,380
Qualified XII (0.80)	135,357.425	10.95	1,482,164
Qualified XII (0.85)	73,154.154	10.94	800,306
Qualified XII (0.90)	4,240.525	10.93	46,349
Qualified XII (0.95)	68,440.007	10.93	748,049
Qualified XII (1.00)	765,439.523	10.92	8,358,600
Qualified XII (1.05)	20,395.517	10.91	222,515
Qualified XII (1.10)	26,077.555	10.90	284,245
Qualified XII (1.15)	11,316.040	10.89	123,232
Qualified XII (1.20)	5,608.253	10.88	61,018
Qualified XII (1.25)	527.129	10.66	5,619
Qualified XII (1.25)	27,019.817	10.87	293,705
Qualified XII (1.30)	922.366	10.86	10,017
Qualified XII (1.35)	2,712.086	10.85	29,426
Qualified XII (1.40)	4,040.375	10.84	43,798
Qualified XII (1.45)	557.918	10.83	6,042
Qualified XII (1.50)	318.730	10.83	3,452
Qualified XVI	18,534.153	10.83	200,725
Qualified XXI	1,689.064	10.95	18,495
Qualified XXV	713.429	10.98	7,833
Qualified XXXII	8.152	10.52	86
	2,096,408.891		$ 22,843,544
Pioneer Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	1,881.421	$ 13.24	$ 24,910
	1,881.421		$ 24,910

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	18,812.280	$ 10.65	$ 200,351
ING MAP PLUS NP12	1,540.017	10.63	16,370
ING MAP PLUS NP13	2,621.276	10.62	27,838
ING MAP PLUS NP14	15,956.270	10.61	169,296
ING MAP PLUS NP15	1,646.791	10.60	17,456
ING MAP PLUS NP16	9.865	10.59	104
ING MAP PLUS NP17	3,755.077	10.58	39,729
ING MAP PLUS NP19	2,468.686	10.56	26,069
ING MAP PLUS NP20	617.955	10.55	6,519
ING MAP PLUS NP21	14,199.576	10.54	149,664
ING MAP PLUS NP23	403.592	10.52	4,246
ING MAP PLUS NP24	3,009.942	10.51	31,634
ING MAP PLUS NP26	4.643	10.49	49
ING MAP PLUS NP28	43.372	10.47	454
ING MAP PLUS NP29	1,513.641	10.46	15,833
ING MAP PLUS NP30	837.066	10.45	8,747
ING MAP PLUS NP32	8.283	10.43	86
ING MAP PLUS NP6	2,566.371	10.69	27,435
	70,014.703		$ 741,880

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 2,025,626
Contracts in accumulation period:			
ING MAP PLUS NP21	4,479.181	$ 11.82	52,944
ING MAP PLUS NP23	737.885	11.80	8,707
ING MAP PLUS NP26	805.112	11.77	9,476
Qualified VI	1,828,424.924	11.61	21,228,013
Qualified VIII	4,447.921	11.60	51,596
Qualified X (1.15)	87,153.397	11.66	1,016,209
Qualified X (1.25)	258,105.271	11.61	2,996,602
Qualified XII (0.25)	7,263.315	12.44	90,356
Qualified XII (0.30)	83,760.206	12.11	1,014,336
Qualified XII (0.35)	11,443.933	12.08	138,243
Qualified XII (0.50)	41,273.693	12.00	495,284
Qualified XII (0.55)	90,151.968	11.98	1,080,021
Qualified XII (0.60)	17,367.453	11.95	207,541
Qualified XII (0.65)	68,452.216	11.92	815,950
Qualified XII (0.70)	133,781.607	11.90	1,592,001
Qualified XII (0.75)	185,544.030	11.87	2,202,408
Qualified XII (0.80)	816,401.696	11.84	9,666,196
Qualified XII (0.85)	212,647.271	11.82	2,513,491
Qualified XII (0.90)	12,252.581	11.79	144,458
Qualified XII (0.95)	148,264.506	11.76	1,743,591
Qualified XII (1.00)	675,773.339	11.74	7,933,579
Qualified XII (1.05)	56,562.852	11.71	662,351
Qualified XII (1.10)	16,203.883	11.69	189,423
Qualified XII (1.15)	55,241.795	11.66	644,119
Qualified XII (1.20)	9,136.065	11.63	106,252
Qualified XII (1.25)	36,629.464	11.61	425,268
Qualified XII (1.30)	3,834.439	11.58	44,403
Qualified XII (1.35)	1,974.799	11.56	22,829
Qualified XII (1.40)	9,701.842	11.53	111,862
Qualified XII (1.45)	2,093.505	11.51	24,096
Qualified XII (1.50)	743.378	11.48	8,534
Qualified XV	5,921.847	11.76	69,641
Qualified XVI	27,118.693	11.48	311,323
Qualified XVII	14,600.679	11.61	169,514
Qualified XVIII	11,058.626	11.61	128,391
Qualified XXI	25,320.970	11.84	299,800
Qualified XXV	25,852.164	11.87	306,865
Qualified XXVI	14,041.904	11.79	165,554
Qualified XXVII	596,606.622	14.64	8,734,321
Qualified XXXII	4,818.538	12.45	59,991
Qualified XXXIII (0.65)	33,925.256	12.28	416,602
	5,639,918.826		$ 69,927,767

Division/Contract	Units	Unit Value	Extended Value
Pioneer Fund VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 163,207
Contracts in accumulation period:			
ING MAP PLUS NP11	183.589	$ 11.52	2,115
ING MAP PLUS NP14	1,057.810	11.49	12,154
ING MAP PLUS NP15	1,874.711	11.47	21,503
Qualified VI	146,396.813	10.61	1,553,270
Qualified X (1.15)	21,679.489	10.65	230,887
Qualified X (1.25)	34,360.062	10.61	364,560
Qualified XII (0.25)	4.274	11.51	49
Qualified XII (0.55)	2,589.110	10.94	28,325
Qualified XII (0.60)	45.906	10.92	501
Qualified XII (0.65)	30,148.135	10.89	328,313
Qualified XII (0.70)	21,793.574	10.87	236,896
Qualified XII (0.75)	2,112.074	10.85	22,916
Qualified XII (0.80)	36,266.457	10.82	392,403
Qualified XII (0.85)	25,359.636	10.80	273,884
Qualified XII (0.90)	2,097.538	10.77	22,590
Qualified XII (0.95)	31,782.111	10.75	341,658
Qualified XII (1.00)	22,405.967	10.73	240,416
Qualified XII (1.05)	5,590.714	10.70	59,821
Qualified XII (1.10)	2,174.737	10.68	23,226
Qualified XII (1.15)	7,026.982	10.65	74,837
Qualified XII (1.20)	3,028.387	10.63	32,192
Qualified XII (1.25)	3,555.358	10.61	37,722
Qualified XII (1.35)	39.302	10.56	415
Qualified XII (1.40)	692.448	10.54	7,298
Qualified XII (1.45)	176.442	10.51	1,854
Qualified XII (1.50)	9.709	10.49	102
Qualified XV	4.218	10.75	45
Qualified XVI	3,395.882	10.49	35,623
Qualified XVII	1,736.581	10.61	18,425
Qualified XXI	1,195.849	10.82	12,939
Qualified XXV	705.705	10.85	7,657
Qualified XXVI	9.946	10.77	107
	409,499.516		$ 4,547,910

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	129.980	$ 10.69	$ 1,389
Qualified VI	227,325.209	10.72	2,436,926
Qualified X (1.15)	7,732.773	10.79	83,437
Qualified X (1.25)	14,488.319	10.77	156,039
Qualified XII (0.00)	5,710.691	10.94	62,475
Qualified XII (0.40)	128.784	10.87	1,400
Qualified XII (0.50)	31.198	10.85	339
Qualified XII (0.55)	497.406	10.84	5,392
Qualified XII (0.60)	802.340	10.83	8,689
Qualified XII (0.65)	263.209	10.83	2,851
Qualified XII (0.70)	17,784.517	10.82	192,428
Qualified XII (0.75)	1,653.657	10.81	17,876
Qualified XII (0.80)	6,749.498	10.80	72,895
Qualified XII (0.85)	38,115.917	10.79	411,271
Qualified XII (0.90)	1,402.263	10.78	15,116
Qualified XII (0.95)	18,324.825	10.77	197,358
Qualified XII (1.00)	270,642.114	10.76	2,912,109
Qualified XII (1.05)	10,595.766	10.75	113,904
Qualified XII (1.10)	1,440.725	10.74	15,473
Qualified XII (1.15)	2,133.647	10.74	22,915
Qualified XII (1.20)	381.436	10.73	4,093
Qualified XII (1.25)	8,221.260	10.72	88,132
Qualified XII (1.35)	125.699	10.70	1,345
Qualified XII (1.40)	2,008.501	10.69	21,471
Qualified XII (1.45)	45.393	10.68	485
Qualified XII (1.50)	100.918	10.67	1,077
Qualified XVI	8,195.322	10.67	87,444
Qualified XVIII	63.877	10.81	691
Qualified XXI	1,227.303	10.80	13,255
Qualified XXXII	67.827	10.77	731
	646,390.374		$ 6,949,006

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value VCT Portfolio - Class I			
Currently payable annuity contracts:			$ 996,275
Contracts in accumulation period:			
ING MAP PLUS NP13	524.366	$ 12.55	6,581
ING MAP PLUS NP15	4,243.787	12.52	53,132
ING MAP PLUS NP21	133.959	12.45	1,668
ING MAP PLUS NP23	21.722	12.43	270
ING MAP PLUS NP26	242.450	12.39	3,004
ING MAP PLUS NP6	2.573	12.63	33
Qualified V	189.506	15.13	2,867
Qualified VI	1,780,749.068	15.24	27,138,616
Qualified X (1.15)	55,570.387	15.31	850,783
Qualified X (1.25)	148,626.451	15.24	2,265,067
Qualified XII (0.00)	23,792.503	16.11	383,297
Qualified XII (0.15)	3,074.514	16.12	49,561
Qualified XII (0.40)	9,966.836	15.83	157,775
Qualified XII (0.50)	27,385.383	15.75	431,320
Qualified XII (0.55)	29,772.087	15.72	468,017
Qualified XII (0.60)	29,229.333	15.68	458,316
Qualified XII (0.65)	67,909.736	15.65	1,062,787
Qualified XII (0.70)	57,320.366	15.62	895,344
Qualified XII (0.75)	149,201.974	15.58	2,324,567
Qualified XII (0.80)	814,084.173	15.55	12,659,009
Qualified XII (0.85)	153,335.189	15.51	2,378,229
Qualified XII (0.90)	16,735.610	15.48	259,067
Qualified XII (0.95)	99,041.847	15.44	1,529,206
Qualified XII (1.00)	800,190.974	15.41	12,330,943
Qualified XII (1.05)	46,118.465	15.37	708,841
Qualified XII (1.10)	33,521.965	15.34	514,227
Qualified XII (1.15)	13,974.052	15.31	213,943
Qualified XII (1.20)	10,670.731	15.27	162,942
Qualified XII (1.25)	41,298.306	15.24	629,386
Qualified XII (1.30)	5,657.041	15.20	85,987
Qualified XII (1.35)	1,621.802	15.17	24,603
Qualified XII (1.40)	11,499.393	15.14	174,101
Qualified XII (1.45)	5,434.965	15.10	82,068
Qualified XII (1.50)	108.242	15.07	1,631
Qualified XV	5,310.725	15.44	81,998
Qualified XVI	55,547.322	15.07	837,098
Qualified XVII	2,509.289	15.24	38,242
Qualified XVIII	4,033.983	15.24	61,478
Qualified XXI	16,469.525	15.55	256,101
Qualified XXV	9,391.479	15.58	146,319
Qualified XXVI	23,355.096	15.48	361,537
Qualified XXVII	356,627.344	17.38	6,198,183
Qualified XXXII	7,277.137	13.20	96,058
Qualified XXXIII (0.65)	5,634.741	15.92	89,705
	4,927,406.397		$ 77,470,182

Division/Contract	Units	Unit Value	Extended Value
Scudder Equity 500 Index Fund - Investment			
Contracts in accumulation period:			
Qualified XII (1.00)	5,196.996	$ 12.79	$ 66,470
	5,196.996		$ 66,470
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,442.376	$ 12.42	$ 17,914
ING MAP PLUS NP12	187.519	12.41	2,327
ING MAP PLUS NP13	6,374.483	12.39	78,980
ING MAP PLUS NP14	6,271.416	12.38	77,640
ING MAP PLUS NP15	13,005.390	12.37	160,877
ING MAP PLUS NP19	5,555.161	12.32	68,440
ING MAP PLUS NP21	11,378.424	12.30	139,955
ING MAP PLUS NP26	525.370	12.24	6,431
ING MAP PLUS NP27	18,040.966	12.23	220,641
ING MAP PLUS NP30	126.597	12.20	1,544
	62,907.702		$ 774,749
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	13,384.345	$ 12.59	$ 168,509
ING MAP PLUS NP12	7,802.714	12.58	98,158
ING MAP PLUS NP13	9,207.574	12.57	115,739
ING MAP PLUS NP14	5,931.606	12.55	74,442
ING MAP PLUS NP20	1,388.502	12.48	17,329
ING MAP PLUS NP21	2,394.746	12.47	29,862
ING MAP PLUS NP22	1,124.085	12.46	14,006
ING MAP PLUS NP24	796.448	12.43	9,900
ING MAP PLUS NP26	310.207	12.41	3,850
ING MAP PLUS NP28	7,672.510	12.39	95,062
ING MAP PLUS NP29	27.351	12.38	339
ING MAP PLUS NP30	819.980	12.36	10,135
	50,860.068		$ 637,331
Templeton Growth Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	18,113.087	$ 12.15	$ 220,074
ING MAP PLUS NP15	857.813	12.13	10,405
ING MAP PLUS NP17	105.398	12.10	1,275
ING MAP PLUS NP19	2,134.923	12.08	25,790
ING MAP PLUS NP21	5,547.344	12.06	66,901
ING MAP PLUS NP22	906.685	12.05	10,926
ING MAP PLUS NP24	2,969.264	12.02	35,691
ING MAP PLUS NP28	6.851	11.98	82
	30,641.365		$ 371,144

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
Qualified V	17,659.051	$ 11.08	$ 195,662
Qualified VI	643,749.407	11.11	7,152,056
Qualified XII (0.50)	67.916	16.96	1,152
Qualified XII (0.55)	1,361.440	16.92	23,036
Qualified XII (0.60)	3,653.738	16.88	61,675
Qualified XII (0.65)	474.337	16.85	7,993
Qualified XII (0.70)	38,202.504	16.81	642,184
Qualified XII (0.75)	3,353.008	16.77	56,230
Qualified XII (0.80)	48,097.375	16.73	804,669
Qualified XII (0.85)	47,660.049	11.19	533,316
Qualified XII (0.90)	4,883.621	16.66	81,361
Qualified XII (0.95)	48,350.045	11.17	540,070
Qualified XII (1.00)	386,507.141	11.16	4,313,420
Qualified XII (1.05)	20,251.624	11.15	225,806
Qualified XII (1.10)	8,303.408	11.14	92,500
Qualified XII (1.15)	10,087.730	11.13	112,276
Qualified XII (1.20)	2,886.866	11.12	32,102
Qualified XII (1.25)	20,639.959	11.11	229,310
Qualified XII (1.30)	598.776	11.10	6,646
Qualified XII (1.35)	80.232	11.10	891
Qualified XII (1.40)	3,082.327	11.09	34,183
Qualified XII (1.45)	486.974	11.08	5,396
Qualified XII (1.50)	525.739	11.07	5,820
Qualified XVI	13,006.388	11.07	143,981
Qualified XVII	1,128.749	11.16	12,597
Qualified XXI	1,678.864	11.20	18,803
Qualified XXV	719.240	11.22	8,070
	1,327,496.508		$ 15,341,205

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	24,463.877	$ 12.28	$ 300,416
ING MAP PLUS NP12	8,573.902	12.27	105,202
ING MAP PLUS NP13	78,438.870	12.26	961,661
ING MAP PLUS NP14	38,221.493	12.24	467,831
ING MAP PLUS NP15	45,921.250	12.23	561,617
ING MAP PLUS NP17	23,142.176	12.21	282,566
ING MAP PLUS NP19	11,028.198	12.19	134,434
ING MAP PLUS NP20	4,046.940	12.17	49,251
ING MAP PLUS NP21	18,983.694	12.16	230,842
ING MAP PLUS NP22	1,153.644	12.15	14,017
ING MAP PLUS NP23	2,181.407	12.14	26,482
ING MAP PLUS NP24	10,565.143	12.13	128,155
ING MAP PLUS NP26	1,388.052	12.11	16,809
ING MAP PLUS NP27	13,009.620	12.09	157,286
ING MAP PLUS NP28	14,688.485	12.08	177,437
ING MAP PLUS NP29	373.524	12.07	4,508
ING MAP PLUS NP30	10,085.801	12.06	121,635
ING MAP PLUS NP32	1,860.323	12.04	22,398
ING MAP PLUS NP6	8,740.260	12.34	107,855
ING MAP PLUS NP7	1,919.487	12.33	23,667
	318,786.146		$ 3,894,069

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
Qualified V	4,059.849	$ 12.17	$ 49,408
Qualified VI	3,419,375.118	12.20	41,716,376
Qualified XII (0.00)	1,263,830.231	12.46	15,747,325
Qualified XII (0.30)	14.657	12.40	182
Qualified XII (0.35)	409.227	12.39	5,070
Qualified XII (0.40)	9,288.859	12.38	114,996
Qualified XII (0.50)	1,176.374	12.36	14,540
Qualified XII (0.55)	21,899.555	12.35	270,460
Qualified XII (0.60)	29,025.417	12.34	358,174
Qualified XII (0.65)	9,507.215	12.32	117,129
Qualified XII (0.70)	262,096.803	12.31	3,226,412
Qualified XII (0.75)	205,277.809	12.30	2,524,917
Qualified XII (0.80)	2,745,616.435	12.29	33,743,626
Qualified XII (0.85)	450,471.239	12.28	5,531,787
Qualified XII (0.90)	18,307.347	12.27	224,631
Qualified XII (0.95)	149,623.445	12.26	1,834,383
Qualified XII (1.00)	2,248,399.524	12.25	27,542,894
Qualified XII (1.05)	184,670.371	12.24	2,260,365
Qualified XII (1.10)	70,504.187	12.23	862,266
Qualified XII (1.15)	32,997.960	12.22	403,235
Qualified XII (1.20)	26,926.373	12.21	328,771
Qualified XII (1.25)	1,195.785	12.54	14,995
Qualified XII (1.25)	98,046.813	12.20	1,196,171
Qualified XII (1.30)	954.215	12.19	11,632
Qualified XII (1.35)	1,060.961	12.18	12,923
Qualified XII (1.40)	10,986.613	12.17	133,707
Qualified XII (1.45)	3,168.845	12.16	38,533
Qualified XII (1.50)	1,482.429	12.15	18,012
Qualified XVI	42,601.194	12.15	517,605
Qualified XVII	19,192.406	12.25	235,107
Qualified XXI	2,389.617	12.29	29,368
Qualified XXV	2,299.176	12.32	28,326
Qualified XXVI	1,715.678	12.30	21,103
Qualified XXVII	510,995.341	11.74	5,999,085
	11,849,567.068		$ 145,133,514

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3			
ING MAP PLUS NP10	2,996.086	$ 11.35	$ 34,006
ING MAP PLUS NP14	1,906.539	11.31	21,563
ING MAP PLUS NP17	28.522	11.28	322
ING MAP PLUS NP19	1,015.273	11.25	11,422
ING MAP PLUS NP20	5,288.111	11.24	59,438
ING MAP PLUS NP21	5,704.206	11.23	64,058
ING MAP PLUS NP26	3,742.238	11.18	41,838
ING MAP PLUS NP28	25.833	11.16	288
ING MAP PLUS NP30	3,526.235	11.14	39,282
ING MAP PLUS NP7	2,035.558	11.38	23,165
	26,268.601		$ 295,382
UBS U.S. Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	6,169.208	$ 11.30	$ 69,712
ING MAP PLUS NP17	274.739	11.24	3,088
ING MAP PLUS NP21	5.753	11.20	64
	6,449.700		$ 72,864
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP14	5,110.393	$ 12.25	$ 62,602
ING MAP PLUS NP30	15.194	12.09	184
	5,125.587		$ 62,786
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	20,239.371	$ 11.57	$ 234,170
ING MAP PLUS NP22	464.700	11.46	5,325
ING MAP PLUS NP30	13.746	11.39	157
	20,717.817		$ 239,652
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP14	14.775	$ 11.72	$ 173
ING MAP PLUS NP30	6.056	11.57	70
	20.831		$ 243

Division/Contract	Units	Unit Value	Extended Value
Wanger Select			
Contracts in accumulation period:			
Qualified VI	202,099.827	$ 12.45	$ 2,516,143
Qualified X (1.15)	2,663.897	12.94	34,471
Qualified X (1.25)	8,289.695	12.93	107,186
Qualified XII (0.60)	1,002.793	12.58	12,615
Qualified XII (0.65)	14,776.267	12.57	185,738
Qualified XII (0.70)	14,624.238	12.56	183,680
Qualified XII (0.75)	2,891.587	12.55	36,289
Qualified XII (0.80)	15,718.598	12.54	197,111
Qualified XII (0.85)	44,021.205	12.53	551,586
Qualified XII (0.90)	2,251.301	12.52	28,186
Qualified XII (0.95)	20,440.408	12.51	255,710
Qualified XII (1.00)	181,405.927	12.50	2,267,574
Qualified XII (1.05)	22,351.338	12.49	279,168
Qualified XII (1.10)	5,489.317	12.48	68,507
Qualified XII (1.15)	2,968.199	12.47	37,013
Qualified XII (1.20)	1,557.789	12.46	19,410
Qualified XII (1.25)	8,047.790	12.45	100,195
Qualified XII (1.35)	4.953	12.43	62
Qualified XII (1.40)	1,280.687	12.42	15,906
Qualified XII (1.50)	925.446	12.40	11,476
Qualified XVI	4,003.474	12.40	49,643
Qualified XVII	15.008	12.50	188
Qualified XXI	21.458	12.54	269
Qualified XXXII	2,097.414	12.93	27,120
	558,948.616		$ 6,985,246

Division/Contract	Units	Unit Value	Extended Value
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
Qualified VI	304,342.787	$ 12.72	$ 3,871,240
Qualified X (1.15)	2,189.492	13.34	29,208
Qualified X (1.25)	11,120.966	13.32	148,131
Qualified XII (0.00)	667.515	12.98	8,664
Qualified XII (0.00)	18,810.924	12.98	244,166
Qualified XII (0.50)	1.554	12.88	20
Qualified XII (0.55)	1,955.771	12.87	25,171
Qualified XII (0.60)	3,773.214	12.85	48,486
Qualified XII (0.65)	64.779	12.84	832
Qualified XII (0.70)	20,204.667	12.83	259,226
Qualified XII (0.75)	21,027.242	12.82	269,569
Qualified XII (0.80)	10,144.769	12.81	129,954
Qualified XII (0.85)	76,525.291	12.80	979,524
Qualified XII (0.90)	1,068.676	12.79	13,668
Qualified XII (0.95)	19,923.977	12.78	254,628
Qualified XII (1.00)	183,269.718	12.77	2,340,354
Qualified XII (1.05)	5,276.832	12.76	67,332
Qualified XII (1.10)	12,348.150	12.75	157,439
Qualified XII (1.15)	1,261.146	12.74	16,067
Qualified XII (1.20)	2,035.746	12.73	25,915
Qualified XII (1.25)	913.409	12.93	11,810
Qualified XII (1.25)	8,700.076	12.72	110,665
Qualified XII (1.30)	186.369	12.71	2,369
Qualified XII (1.35)	166.573	12.69	2,114
Qualified XII (1.40)	4,359.871	12.68	55,283
Qualified XII (1.45)	13.523	12.67	171
Qualified XII (1.50)	941.478	12.66	11,919
Qualified XVI	8,400.122	12.66	106,346
Qualified XXI	4,277.630	12.81	54,796
Qualified XXV	942.542	12.84	12,102
	724,914.809		$ 9,257,169

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM} - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	28,244.693	$ 11.03	$ 311,539
ING MAP PLUS NP12	16,633.026	11.02	183,296
ING MAP PLUS NP13	31,321.385	11.01	344,848
ING MAP PLUS NP14	24,537.069	11.00	269,908
ING MAP PLUS NP15	34,428.486	10.99	378,369
ING MAP PLUS NP17	13,066.155	10.97	143,336
ING MAP PLUS NP19	7,004.414	10.95	76,698
ING MAP PLUS NP23	1,015.390	10.91	11,078
ING MAP PLUS NP24	2,601.457	10.90	28,356
ING MAP PLUS NP26	576.426	10.88	6,272
ING MAP PLUS NP27	20,468.985	10.87	222,498
ING MAP PLUS NP28	14.573	10.86	158
ING MAP PLUS NP29	1,849.036	10.85	20,062
ING MAP PLUS NP30	6,725.602	10.84	72,906
ING MAP PLUS NP32	4,796.003	10.81	51,845
ING MAP PLUS NP6	1,580.583	11.09	17,529
ING MAP PLUS NP7	3,478.921	11.08	38,546
	198,342.204		$ 2,177,244

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM} - Class R-4			
Contracts in accumulation period:			
Qualified V	2,208.953	$ 11.03	$ 24,365
Qualified VI	2,104,723.980	11.05	23,257,200
Qualified XII (0.00)	16.721	11.28	189
Qualified XII (0.40)	499.979	11.21	5,605
Qualified XII (0.50)	17.856	11.19	200
Qualified XII (0.55)	9,955.429	11.18	111,302
Qualified XII (0.60)	12,891.088	11.18	144,122
Qualified XII (0.65)	501.204	11.17	5,598
Qualified XII (0.70)	84,393.075	11.16	941,827
Qualified XII (0.75)	103,341.571	11.15	1,152,259
Qualified XII (0.80)	1,622,664.059	11.14	18,076,478
Qualified XII (0.85)	250,555.783	11.13	2,788,686
Qualified XII (0.90)	12,260.978	11.12	136,342
Qualified XII (0.95)	106,749.246	11.11	1,185,984
Qualified XII (1.00)	1,100,846.414	11.10	12,219,395
Qualified XII (1.05)	68,544.344	11.09	760,157
Qualified XII (1.10)	48,482.274	11.08	537,184
Qualified XII (1.15)	20,787.213	11.07	230,114
Qualified XII (1.20)	13,612.890	11.06	150,559
Qualified XII (1.25)	1,274.158	11.29	14,385
Qualified XII (1.25)	72,248.460	11.05	798,345
Qualified XII (1.35)	2,756.647	11.04	30,433
Qualified XII (1.40)	10,000.273	11.03	110,303
Qualified XII (1.45)	2,306.861	11.02	25,422
Qualified XII (1.50)	568.617	11.01	6,260
Qualified XVI	30,713.568	11.01	338,156
Qualified XVII	29,565.778	11.10	328,180
Qualified XXI	828.937	11.14	9,234
Qualified XXV	1,061.765	11.16	11,849
Qualified XXVII	271,058.088	10.60	2,873,216
	5,985,436.209		$ 66,273,349

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXV

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contracts issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

9.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM Mid Cap Core Equity Fund - Class A						
2005	16	$11.62 to $13.52	$ 188	- %	0.65% to 1.60%	5.73% to 6.77%
2004	18	$10.99 to $11.08	196	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AIM Small Cap Growth Fund - Class A						
2005	1	$11.49	8	25.00	1.00%	7.18%
2004	-	$10.72	-	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AIM Global Health Care Fund - Investor Class						
2005	2	$30.81 to $30.93	68	(e)	0.90% to 1.65%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
AIM V.I. Capital Appreciation Fund - Series I Shares						
2005	2,001	$6.22 to $11.61	19,374	0.06	0.00% to 1.50%	0.10% to 8.80%
2004	2,282	$5.77 to $10.80	20,524	-	0.00% to 1.50%	4.97% to 14.62%
2003	2,409	$5.47 to $10.25	20,562	-	0.25% to 1.50%	27.54% to 29.11%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%
2001	2,119	$5.69 to $9.39	19,027	7.37	0.00% to 1.75%	-24.43% to -23.55%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity Fund - Series I Shares						
2005	3,691	$6.93 to $11.81	$ 31,783	1.36 %	0.00% to 1.50%	3.66% to 5.23%
2004	4,620	$6.65 to $11.18	38,313	0.91	0.00% to 1.50%	7.32% to 38.44%
2003	5,544	$6.16 to $10.37	42,522	1.00	0.25% to 1.50%	22.56% to 24.08%
2002	5,575	$5.00 to $6.54	34,728	0.33	0.00% to 1.50%	-16.84% to -15.71%
2001	5,919	$5.99 to $7.76	44,279	0.05	0.00% to 1.75%	-23.99% to -23.10%
AIM V.I. Growth Fund - Series I Shares						
2005	2,691	$4.74 to $11.74	16,624	-	0.00% to 1.50%	5.88% to 7.41%
2004	3,029	$4.46 to $11.06	17,595	-	0.00% to 1.50%	6.63% to 61.70%
2003	3,143	$4.16 to $10.35	17,055	-	0.25% to 1.50%	29.19% to 30.88%
2002	2,722	$3.20 to $4.38	11,403	-	0.25% to 1.50%	-32.00% to -31.21%
2001	2,533	$4.69 to $6.34	15,568	0.21	0.00% to 1.75%	-34.87% to -34.11%
AIM V.I. Premier Equity Fund - Series I Shares						
2005	2,174	$6.74 to $11.26	16,972	0.78	0.00% to 1.50%	4.08% to 5.71%
2004	2,627	$6.44 to $10.79	19,636	0.44	0.00% to 1.50%	4.26% to 22.18%
2003	2,956	$6.15 to $10.33	21,041	0.31	0.25% to 1.50%	23.17% to 24.71%
2002	2,777	$4.97 to $5.99	15,977	0.34	0.25% to 1.50%	-31.30% to -30.50%
2001	2,682	$7.19 to $8.58	22,335	2.33	0.00% to 1.75%	-13.87% to -12.88%
AllianceBernstein Growth and Income Fund - Class A						
2005	4	$10.98 to $10.99	42	(f)	1.20% to 1.25%	(f)
2004	2	$10.75	22	(d)	0.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
AllianceBernstein VPSF Growth and Income Portfolio Class A						
2005	22	$11.63 to $11.65	260	1.29	1.15% to 1.25%	3.56%
2004	4	$11.23	50	(d)	1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Allianz NFJ Small-Cap Value Fund - Class A						
2005	30	$13.04 to $13.14	$ 398	3.10 %	0.80% to 1.20%	9.33%
2004	4	$12.00	53	(d)	0.90%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
American Century Income & Growth Fund - Advisor Class						
2005	539	$10.38 to $31.95	5,629	1.78	1.00% to 1.10%	3.36% to 3.49%
2004	433	$10.03 to $30.91	4,389	1.83	1.00% to 1.10%	11.51% to 11.57%
2003	272	$8.99 to $27.72	2,491	1.48	1.00% to 1.10%	27.92% to 28.06%
2002	159	$7.02 to $21.67	1,152	1.30	1.00% to 1.10%	-20.84% to -20.40%
2001	62	$8.82 to $27.26	629	(a)	0.00% to 1.75%	(a)
American Balanced Fund® - Class R-3						
2005	340	$10.63 to $10.89	3,656	2.07	0.25% to 1.55%	1.43% to 2.54%
2004	120	$10.50 to $10.61	1,269	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Ariel Appreciation Fund						
2005	35	$10.94 to $11.16	394	0.34	0.85% to 1.90%	1.47% to 2.01%
2004	18	$10.88 to $10.94	192	(d)	0.85% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Ariel Fund						
2005	46	$11.56 to $11.73	537	0.58	0.95% to 1.70%	-0.43% to -0.34%
2004	13	$11.66 to $11.70	154	(d)	1.25% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Baron Asset Fund						
2005	30	$13.37 to $13.66	$ 403	- %	0.45% to 1.55%	11.29% to 11.52%
2004	11	$12.11 to $12.18	135	(d)	0.60% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Baron Growth Fund						
2005	82	$12.49 to $12.75	1,034	-	0.50% to 1.60%	4.16% to 5.20%
2004	32	$12.01 to $12.12	392	-	0.50% to 1.50%	0.00%
2003	-	$12.91	-	(c)	0.00%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Calvert Social Balanced Portfolio						
2005	3,274	$11.39 to $30.61	66,533	1.77	0.00% to 1.50%	4.07% to 5.61%
2004	3,412	$10.91 to $29.27	66,170	1.71	0.00% to 1.50%	6.63% to 8.01%
2003	3,259	$10.21 to $27.31	60,576	1.94	0.25% to 1.50%	17.49% to 18.96%
2002	3,111	$8.88 to $23.11	49,766	2.70	0.00% to 1.50%	-13.46% to -12.46%
2001	3,120	$10.23 to $26.58	58,340	5.40	0.00% to 1.75%	-8.34% to -7.27%
EuroPacific Growth Fund® - Class R-3						
2005	87	$13.62 to $13.96	1,208	1.93	0.25% to 1.55%	19.09% to 20.14%
2004	48	$11.47 to $11.58	553	(d)	0.40% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
EuroPacific Growth Fund® - Class R-4						
2005	4,523	$12.09 to $14.26	61,647	2.63	0.40% to 1.50%	19.25% to 20.43%
2004	1,426	$11.43 to $11.96	16,360	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Evergreen Special Values Fund - Class A						
2005	3,781	$12.57 to $20.60	$ 75,301	0.93 %	0.55% to 1.55%	8.74% to 9.85%
2004	2,610	$11.56 to $18.76	47,554	0.96	0.55% to 1.55%	18.85% to 18.90%
2003	1,118	$15.33 to $15.50	17,138	-	0.95% to 1.00%	34.00% to 34.08%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
2001	316	$12.43 to $12.56	3,926	(a)	0.00% to 1.75%	(a)
Fidelity® Advisor Mid Cap Fund - Class T						
2005	48	$12.06 to $12.32	591	-	0.35% to 1.50%	6.63% to 7.79%
2004	37	$11.31 to $11.43	423	(d)	0.35% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	994	$18.64 to $18.77	18,646	2.68	1.00% to 1.10%	2.93% to 2.96%
2004	1,116	$18.11 to $18.23	20,327	2.80	1.00% to 1.10%	4.32% to 4.47%
2003	1,246	$17.36 to $17.45	21,727	3.47	1.00% to 1.10%	16.67% to 16.80%
2002	1,221	$14.88 to $14.94	18,235	3.97	1.00% to 1.10%	-9.73% to -9.64%
2001	1,306	$16.48 to $16.54	21,589	5.70	1.05% to 1.25%	-5.29% to -5.10%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2005	37,845	$12.96 to $32.97	1,008,057	0.26	0.00% to 1.95%	14.84% to 16.95%
2004	32,399	$11.31 to $28.47	743,262	0.31	0.00% to 1.85%	13.73% to 15.24%
2003	27,815	$10.35 to $24.91	564,372	0.40	0.25% to 1.50%	26.56% to 28.10%
2002	23,810	$10.26 to $19.58	382,356	0.79	0.00% to 1.50%	-10.70% to -9.48%
2001	20,685	$11.40 to $21.82	375,287	3.44	0.00% to 1.75%	-13.56% to -12.55%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2005	19,555	$11.23 to $28.36	401,206	1.61	0.00% to 1.95%	4.15% to 5.90%
2004	21,024	$10.84 to $27.10	405,088	1.43	0.00% to 1.95%	9.88% to 11.29%
2003	18,499	$10.50 to $24.58	327,820	1.56	0.25% to 1.50%	28.39% to 30.03%
2002	16,267	$8.79 to $19.07	226,895	1.66	0.00% to 1.50%	-18.19% to -17.24%
2001	13,666	$10.66 to $23.23	237,314	5.91	0.00% to 1.75%	-6.38% to -5.29%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Initial Class						
2005	19,931	$9.98 to $25.27	$ 329,184	0.51 %	0.00% to 1.80%	3.98% to 5.79%
2004	24,025	$9.50 to $24.16	377,338	0.26	0.00% to 1.65%	1.80% to 3.11%
2003	24,544	$9.27 to $23.64	380,196	0.24	0.25% to 1.50%	30.83% to 32.47%
2002	23,257	$8.30 to $18.00	277,744	0.25	0.00% to 1.50%	-31.15% to -30.35%
2001	22,173	$11.97 to $26.05	388,351	7.04	0.00% to 1.75%	-18.89% to -17.94%
Fidelity® VIP High Income Portfolio - Initial Class						
2005	647	$9.12 to $9.19	6,022	14.48	1.00% to 1.10%	1.56% to 1.77%
2004	568	$8.98 to $9.03	5,210	9.10	1.00% to 1.50%	8.40% to 8.45%
2003	866	$8.28 to $8.33	7,292	5.36	1.00% to 1.50%	25.84% to 26.02%
2002	529	$6.58 to $6.61	3,569	8.54	1.00% to 1.50%	2.31% to 2.41%
2001	411	$6.43 to $6.45	2,694	12.33	0.75% to 1.50%	-12.83% to -12.67%
Fidelity® VIP Index 500 Portfolio - Initial Class						
2005	4,779	$24.25 to $24.42	116,615	1.72	1.00% to 1.10%	3.72% to 3.78%
2004	4,966	$23.38 to $23.53	116,763	1.24	1.00% to 1.10%	9.41% to 9.49%
2003	4,705	$21.37 to $21.49	101,046	1.34	1.00% to 1.10%	26.98% to 27.16%
2002	4,302	$16.83 to $16.90	72,668	1.32	1.00% to 1.10%	-23.10% to -23.32%
2001	4,378	$21.89 to $21.96	96,097	1.12	1.05% to 1.25%	-13.20% to -13.03%
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	2,828	$9.82 to $18.63	44,759	0.65	0.00% to 1.50%	5.21% to 19.04%
2004	3,036	$8.33 to $15.65	41,057	1.10	0.00% to 1.50%	11.91% to 27.00%
2003	2,508	$7.40 to $13.88	30,341	0.50	0.25% to 1.50%	41.20% to 43.00%
2002	1,719	$5.21 to $9.79	14,076	0.74	0.00% to 1.50%	-21.47% to -20.56%
2001	1,306	$6.61 to $12.42	14,766	13.21	0.00% to 1.75%	-22.35% to -21.44%
Mutual Discovery Fund - Class R						
2005	51	$13.02 to $13.27	667	1.41	0.55% to 1.55%	13.95%
2004	16	$11.54 to $11.60	186	(d)	0.45% to 1.05%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Franklin Small-Mid Cap Growth Fund - Class A						
2005	27	$11.80 to $11.98	$ 318	- %	0.80% to 1.60%	8.86%
2004	6	$10.84 to $10.91	70	(d)	0.90% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Franklin Small Cap Value Securities Fund - Class 2						
2005	4,489	$12.96 to $17.59	72,308	0.78	0.35% to 1.65%	7.02% to 8.16%
2004	3,359	$12.11 to $16.33	50,132	0.13	0.00% to 1.65%	21.91% to 23.12%
2003	1,312	$10.35 to $13.33	15,883	0.19	0.55% to 1.50%	30.14% to 31.36%
2002	860	$9.19 to $9.32	7,951	0.55	0.55% to 1.50%	-10.62% to -10.12%
2001	13	$10.28 to $10.30	130	(a)	0.00% to 1.75%	(a)
Hibernia Mid Cap Equity Fund - Class A						
2005	10	$12.29 to $12.30	125	(e)	0.80% to 0.85%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Financial Services Fund - Class A						
2005	4	$11.63 to $11.66	51	-	0.50% to 0.65%	7.27%
2004	1	$10.87	9	(d)	0.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Real Estate Fund - Class A						
2005	67	$13.99 to $14.31	954	4.05	0.25% to 1.45%	10.59% to 11.47%
2004	22	$12.65 to $12.76	282	(d)	0.45% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GNMA Income Fund - Class A						
2005	69	$10.11 to $10.44	$ 712	4.48 %	0.25% to 1.55%	0.99% to 2.25%
2004	40	$10.10 to $10.20	404	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Intermediate Bond Fund - Class A						
2005	79	$10.31 to $10.52	829	3.96	0.45% to 1.55%	1.66% to 2.24%
2004	52	$10.20 to $10.29	535	(d)	0.40% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET Fund - Series L						
2005	61	$10.39	629	3.62 %	1.25%	1.17%
2004	68	$10.27	696	4.24	1.25%	-0.68%
2003	101	$10.34	1,049	3.76	1.25%	2.17%
2002	117	$10.12	1,187	0.05	1.25%	1.41%
2001	131	$9.98	1,305	4.60	1.30%	-0.36%
ING GET Fund - Series Q						
2005	303	$10.60	3,208	3.83	1.25%	0.28%
2004	364	$10.57	3,849	3.64	1.25%	0.67%
2003	418	$10.50	4,385	-	1.25%	3.86%
2002	498	$10.11	5,031	2.28	1.25%	(b)
2001	364	$10.00	3,642	(a)	1.05%	(a)
ING GET Fund - Series S						
2005	1,359	$10.19 to $11.13	14,566	2.62	0.25% to 1.75%	0.09% to 1.38%
2004	2,247	$10.18 to $10.89	23,958	2.65	0.50% to 1.75%	0.86% to 2.16%
2003	3,106	$10.09 to $10.69	32,661	0.10	0.50% to 1.75%	4.08% to 5.34%
2002	4,624	$10.04 to $10.11	46,558	(b)	0.25% to 1.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class						
2005	88	$12.45 to $12.54	$ 1,096	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	129	$11.19 to $11.29	1,446	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	390	$11.80 to $11.88	4,611	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2005	1,396	$11.39	15,902	(e)	1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2005	512	$13.38 to $13.50	6,873	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Small Cap Equity Portfolio - Service Class						
2005	25	$11.28 to $11.38	$ 282	(e) %	0.50% to 1.40%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Service Class						
2005	658	$13.25 to $13.95	8,790	0.06	0.30% to 1.50%	13.64% to 14.49%
2004	122	$11.66 to $12.27	1,428	(d)	0.70% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Value Portfolio - Service Class						
2005	148	$11.46 to $11.57	1,700	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth Portfolio - Service Class						
2005	102	$11.37 to $11.47	1,159	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico International Opportunities Portfolio - Service Class						
2005	108	$12.41 to $12.48	1,348	(e)	0.70% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Service Class						
2005	3,132	$10.95 to $13.66	$ 41,280	2.59 %	0.40% to 1.50%	1.38% to 2.33%
2004	2,236	$10.84 to $13.30	29,119	2.74	0.55% to 1.50%	9.45% to 10.56%
2003	701	$11.28 to $12.03	8,289	(c)	0.55% to 1.50%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING MFS Utilities Portfolio - Service Class						
2005	104	$11.39 to $11.47	1,191	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Service Class						
2005	19	$10.96 to $11.02	214	(e)	0.70% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO High Yield Portfolio - Service Class						
2005	135	$10.46 to $10.56	1,418	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Stock Index Portfolio - Institutional Class						
2005	2,166	$11.41 to $11.56	25,037	(e)	0.00% to 0.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2005	1,752	$10.91 to $11.01	$ 19,163	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Equity Income Portfolio - Service Class						
2005	3,660	$11.39 to $15.47	54,938	1.28	0.30% to 1.55%	2.34% to 3.36%
2004	2,052	$11.13 to $14.87	30,123	1.48	0.50% to 1.55%	13.15% to 14.30%
2003	166	$12.20 to $13.01	2,143	(c)	0.55% to 1.50%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	759	$11.02 to $11.12	8,388	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING International Fund - Class Q						
2005	-	$12.56	2	(e)	1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING International SmallCap Fund - Class A						
2005	20	$14.35 to $14.52	283	(e)	0.60% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Large Company Value Portfolio - Service Class						
2005	330	$10.74 to $14.47	$ 4,395	0.98 %	0.50% to 1.50%	-0.22% to 0.71%
2004	427	$10.74 to $14.14	5,760	0.92	0.55% to 1.50%	8.37% to 9.44%
2003	321	$9.88 to $12.92	4,019	0.69	0.55% to 1.50%	29.49% to 30.54%
2002	67	$7.62 to $9.89	635	(b)	0.60% to 1.40%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Select Portfolio - Initial Class						
2005	15,428	$10.14 to $10.49	158,146	(e)	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Select Portfolio - Service Class						
2005	2	$8.86 to $9.21	20	-	0.40% to 1.25%	-0.56% to 0.22%
2004	230	$8.84 to $9.95	2,070	-	0.40% to 1.50%	3.15% to 4.31%
2003	253	$8.57 to $10.38	2,194	-	0.40% to 1.50%	32.25% to 33.38%
2002	39	$6.48 to $6.85	255	(b)	0.75% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING American Century Small Cap Value Portfolio - Service Class						
2005	2,244	$12.37 to $14.45	31,597	0.19	0.00% to 1.50%	6.27% to 7.85%
2004	1,961	$11.64 to $13.29	25,577	0.04	0.00% to 1.50%	19.50% to 20.75%
2003	582	$10.77 to $10.94	6,307	0.17	0.55% to 1.50%	33.46% to 34.73%
2002	227	$8.07 to $8.12	1,834	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Baron Small Cap Growth Portfolio - Service Class						
2005	5,042	$12.81 to $17.55	79,169	-	0.00% to 1.50%	5.78% to 7.37%
2004	3,951	$12.10 to $16.51	58,317	-	0.00% to 1.50%	26.05% to 27.38%
2003	1,313	$10.23 to $13.03	15,257	-	0.40% to 1.50%	31.49% to 32.65%
2002	372	$8.67 to $8.73	3,239	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Davis Venture Value Portfolio - Service Class						
2005	418	$10.64 to $19.00	$ 7,330	- %	0.50% to 1.50%	2.39% to 3.31%
2004	602	$11.12 to $18.10	10,359	-	0.55% to 1.50%	6.81% to 7.87%
2003	578	$10.39 to $16.78	9,414	1.39	0.55% to 1.50%	38.62% to 39.78%
2002	23	$7.48 to $11.99	244	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Fundamental Research Portfolio - Service Class						
2005	170	$8.75 to $11.51	1,536	1.04	0.50% to 1.50%	4.04% to 5.10%
2004	179	$8.41 to $11.01	1,536	0.68	0.60% to 1.50%	8.35% to 9.36%
2003	101	$7.76 to $10.13	800	0.65	0.60% to 1.50%	25.57% to 26.56%
2002	19	$6.18 to $8.04	126	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Goldman Sachs® Capital Growth Portfolio - Service Class						
2005	178	$10.02 to $11.41	2,001	0.29	0.50% to 1.50%	0.37% to 1.27%
2004	138	$9.96 to $11.06	1,490	0.09	0.60% to 1.50%	7.17% to 8.11%
2003	83	$9.27 to $10.37	827	-	0.60% to 1.50%	21.72% to 22.96%
2002	43	$7.59 to $8.32	347	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Fleming International Portfolio - Initial Class						
2005	7,123	$11.98 to $25.01	139,805	0.72	0.00% to 1.50%	8.35% to 10.03%
2004	7,709	$10.97 to $22.92	138,552	1.10	0.00% to 1.50%	17.11% to 18.98%
2003	8,116	$9.30 to $19.47	126,504	0.98	0.25% to 1.50%	27.52% to 29.04%
2002	8,676	$7.24 to $15.19	107,839	0.62	0.00% to 1.50%	-19.30% to -18.37%
2001	9,398	$8.90 to $18.73	145,566	23.69	0.00% to 1.75%	-28.02% to -27.18%
ING JPMorgan Fleming International Portfolio - Service Class						
2005	-	$12.42	3	(e)	1.10%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2005	1,597	$12.54 to $15.64	$ 24,333	0.34 %	0.00% to 1.50%	6.89% to 8.51%
2004	1,022	$11.71 to $14.33	14,426	0.22	0.00% to 1.50%	18.76% to 20.12%
2003	339	$10.24 to $11.93	3,999	0.44	0.45% to 1.50%	28.20% to 29.21%
2002	113	$9.15 to $9.21	1,038	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Capital Opportunities Portfolio - Initial Class						
2005	5,863	$9.90 to $29.48	118,725	0.78	0.00% to 1.50%	0.00% to 1.56%
2004	7,187	$9.80 to $29.32	143,585	0.44	0.00% to 1.50%	11.16% to 12.65%
2003	8,274	$8.73 to $26.23	151,497	0.19	0.25% to 1.50%	26.12% to 27.71%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
2001	9,985	$10.67 to $29.93	216,006	18.63	0.00% to 1.75%	-25.88% to -25.02%
ING OpCap Balanced Value Portfolio - Service Class						
2005	1,209	$11.14 to $14.33	16,573	0.38	0.50% to 1.50%	1.19% to 2.17%
2004	1,519	$11.21 to $13.80	20,474	1.09	0.55% to 1.50%	8.60% to 9.70%
2003	752	$10.29 to $12.58	9,183	1.63	0.55% to 1.50%	28.44% to 29.44%
2002	59	$8.00 to $9.69	515	(b)	0.70% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Oppenheimer Global Portfolio - Initial Class						
2005	74,501	$11.62 to $12.29	881,737	(e)	0.00% to 1.80%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Global Portfolio - Service Class						
2005	1	$13.76	20	-	1.25%	11.87%
2004	182	$12.22 to $12.52	2,264	-	0.60% to 1.50%	13.36% to 14.26%
2003	119	$10.78 to $10.94	1,294	-	0.65% to 1.50%	29.96% to 30.90%
2002	24	$8.30 to $8.35	202	(b)	0.70% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Strategic Income Portfolio - Initial Class						
2005	11,390	$9.99 to $10.25	$ 116,350	(e) %	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Service Class						
2005	4,813	$10.27 to $11.91	54,953	1.68	0.35% to 1.50%	0.53% to 1.72%
2004	3,872	$10.21 to $11.64	43,692	-	0.40% to 1.50%	2.73% to 3.93%
2003	2,845	$10.02 to $11.20	31,227	3.56	0.40% to 1.50%	2.52% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	16,715	$9.15 to $16.28	213,925	-	0.00% to 1.50%	9.77% to 11.43%
2004	19,676	$8.28 to $14.64	228,353	-	0.00% to 1.50%	7.99% to 26.50%
2003	22,307	$7.60 to $13.51	239,784	-	0.25% to 1.50%	36.05% to 37.92%
2002	21,979	$5.54 to $9.90	175,927	-	0.00% to 1.50%	-36.27% to -35.53%
2001	24,305	$8.63 to $15.50	305,237	6.20	0.00% to 1.75%	-26.33% to -25.47%
ING Salomon Brothers Aggressive Growth Portfolio - Service Class						
2005	3	$11.27 to $11.37	36	(f)	0.80% to 1.25%	(f)
2004	2	$10.32	16	(d)	0.70%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Salomon Brothers Large Cap Growth Portfolio - Initial Class						
2005	371	$10.74 to $11.25	4,113	(e)	0.95% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2015 Portfolio - Adviser Class						
2005	41	$10.66 to $10.72	$ 440	(e) %	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2015 Portfolio - Service Class						
2005	185	$10.66 to $10.76	1,980	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Adviser Class						
2005	24	$10.89 to $10.95	266	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2025 Portfolio - Service Class						
2005	176	$10.89 to $10.99	1,918	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2035 Portfolio - Adviser Class						
2005	40	$11.05 to $11.11	440	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2035 Portfolio - Service Class						
2005	106	$11.05 to $11.15	$ 1,176	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Adviser Class						
2005	23	$11.27 to $11.33	256	(e)	0.25% to 1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution 2045 Portfolio - Service Class						
2005	52	$11.26 to $11.36	586	(e) %	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution Income Portfolio - Adviser Class						
2005	4	$10.29 to $10.31	40	(e)	0.70% to 1.00%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Solution Income Portfolio - Service Class						
2005	33	$10.29 to $10.36	341	(e)	0.50% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	38,267	$11.07 to $11.60	$ 429,422	(e) %	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class						
2005	22	$8.27 to $11.20	230	-	0.55% to 1.25%	7.59% to 7.88%
2004	1,207	$7.62 to $11.27	9,594	-	0.45% to 1.50%	6.87% to 8.09%
2003	1,287	$7.13 to $10.49	9,420	-	0.45% to 1.50%	42.51% to 43.68%
2002	166	$5.00 to $7.32	902	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2005	13,745	$11.71 to $25.03	282,041	0.48	0.00% to 1.50%	4.59% to 6.15%
2004	14,985	$11.28 to $23.81	291,385	0.16	0.00% to 1.50%	8.36% to 10.00%
2003	13,740	$10.37 to $21.86	246,603	0.15	0.00% to 1.50%	28.96% to 30.55%
2002	12,185	$9.02 to $16.86	169,889	0.19	0.00% to 1.50%	-24.44% to -23.64%
2001	12,122	$11.85 to $22.20	223,753	15.67	0.00% to 1.75%	-11.56% to -10.53%
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2005	39	$11.13 to $12.75	446	0.60	0.45% to 1.30%	4.60% to 5.23%
2004	20	$10.64 to $12.16	219	(d)	0.40% to 1.30%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	9,161	$10.42 to $17.94	134,490	0.87	0.00% to 1.50%	7.49% to 9.39%
2004	10,068	$9.67 to $16.40	135,468	0.78	0.00% to 1.50%	13.00% to 15.41%
2003	10,747	$8.55 to $14.33	128,075	0.58	0.25% to 1.50%	23.02% to 24.66%
2002	11,666	$6.95 to $11.58	114,492	0.20	0.00% to 1.50%	-26.01% to -25.15%
2001	12,954	$9.39 to $15.50	172,262	20.46	0.00% to 1.75%	-22.07% to -21.20%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Comstock Portfolio - Service Class						
2005	7,429	$11.46 to $14.77	$ 98,136	0.60 %	0.00% to 1.50%	1.97% to 3.10%
2004	5,605	$11.21 to $14.42	71,730	-	0.40% to 1.95%	15.01% to 16.27%
2003	2,951	$10.46 to $12.47	32,018	0.89	0.40% to 1.50%	27.74% to 28.90%
2002	983	$8.29 to $8.35	8,175	(b)	0.55% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	31,676	$10.66 to $11.21	344,729	(e)	0.00% to 1.50%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity and Income Portfolio - Service Class						
2005	-	$11.11 to $34.76	13	-	1.00% to 1.25%	6.42% to 6.69%
2004	105	$10.44 to $33.04	2,372	0.37	0.55% to 1.50%	8.97% to 9.99%
2003	50	$9.55 to $30.04	911	0.14	0.55% to 1.50%	25.13% to 26.26%
2002	42	$7.61 to $23.76	474	(b)	0.60% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	4,513	$10.97 to $18.82	73,683	1.50	0.00% to 1.70%	3.09% to 4.67%
2004	4,481	$10.67 to $18.08	70,666	1.25	0.00% to 1.55%	8.56% to 9.97%
2003	4,016	$10.24 to $16.55	58,446	1.48	0.25% to 1.50%	17.67% to 19.12%
2002	3,907	$8.84 to $13.98	47,846	2.59	0.00% to 1.50%	-10.89% to -9.85%
2001	4,144	$9.85 to $15.59	57,038	2.54	0.00% to 1.75%	-8.39% to -7.32%
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	4,786	$11.29 to $19.77	81,185	1.18	0.00% to 1.70%	2.45% to 6.19%
2004	5,143	$10.83 to $18.78	81,653	1.05	0.00% to 1.55%	10.31% to 14.79%
2003	4,838	$9.86 to $16.92	69,833	0.88	0.25% to 1.50%	22.46% to 23.96%
2002	4,739	$7.99 to $13.73	56,046	1.75	0.00% to 1.50%	-15.04% to -14.06%
2001	4,817	$9.34 to $16.07	67,010	1.60	0.00% to 1.75%	-12.87% to -11.85%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	2,405	$10.68 to $18.45	$ 39,166	2.10 %	0.00% to 1.70%	2.19% to 3.83%
2004	2,282	$10.48 to $17.77	36,460	1.81	0.00% to 1.55%	6.38% to 7.76%
2003	2,238	$10.18 to $16.50	33,837	2.30	0.25% to 1.50%	11.92% to 13.28%
2002	2,347	$10.23 to $14.66	31,610	3.44	0.00% to 1.50%	-5.77% to -4.68%
2001	2,600	$10.77 to $15.41	37,096	4.35	0.00% to 1.75%	-3.84% to -2.71%
ING VP Growth and Income Portfolio - Class I						
2005	91,075	$9.09 to $287.09	1,975,255	1.00	0.00% to 1.50%	6.51% to 8.13%
2004	108,588	$8.47 to $267.99	2,182,323	2.32	0.00% to 1.50%	6.78% to 21.16%
2003	121,775	$7.87 to $249.58	2,310,967	-	0.25% to 1.50%	24.14% to 25.78%
2002	139,292	$6.29 to $199.83	2,141,418	0.84	0.00% to 1.50%	-26.11% to -25.25%
2001	162,099	$8.45 to $268.94	3,399,498	0.60	0.00% to 1.75%	-19.62% to -18.68%
ING GET U.S. Core Portfolio - Series 1						
2005	136	$10.54	1,438	2.18	1.25%	0.29%
2004	212	$10.51	2,224	0.70	1.25%	2.24%
2003	231	$10.28	2,378	(c)	1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 2						
2005	1,090	$10.15 to $10.29	11,168	2.66	1.00% to 1.65%	-0.78% to -0.10%
2004	1,821	$10.23 to $10.31	18,726	0.11	1.00% to 1.65%	1.99% to 2.59%
2003	2,055	$10.03 to $10.05	20,639	(c)	1.05% to 1.65%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING GET U.S. Core Portfolio - Series 3						
2005	3,740	$9.86 to $9.99	37,121	2.01	1.00% to 1.75%	-1.00% to -0.20%
2004	5,300	$9.95 to $10.02	52,924	0.00	1.00% to 1.75%	-0.40% to 0.20%
2003	21	$9.99 to $10.00	207	(c)	0.80% to 1.25%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 5						
2005	61	$10.57	$ 645	0.89 %	1.75%	0.96%
2004	66	$10.47	696	(d)	1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 6						
2005	454	$10.17	4,616	0.39	1.75%	0.89%
2004	556	$10.08	5,605	(d)	1.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 7						
2005	391	$10.06 to $10.12	3,939	0.05	1.00% to 1.75%	0.60% to 1.10%
2004	402	$10.00	4,017	(d)	1.00% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING GET U.S. Core Portfolio - Series 8						
2005	154	$10.10	1,556	(e)	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 9						
2005	22	$9.97 to $9.98	220	(e)	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 10						
2005	11	$9.98	$ 107	(e) %	1.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING GET U.S. Core Portfolio - Series 11						
2005	8	$10.01 to $10.02	80	(e)	1.15% to 1.25%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology Portfolio - Class I						
2005	10,034	$3.92 to $11.04	40,552	-	0.00% to 1.50%	10.06% to 11.83%
2004	11,027	$3.56 to $10.00	40,737	-	0.00% to 1.50%	-2.73% to 132.01%
2003	12,668	$3.64 to $10.26	47,295	-	0.25% to 1.50%	43.36% to 45.25%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
2001	7,145	$4.35 to $4.50	31,754	-	0.00% to 1.75%	-24.13% to -23.22%
ING VP Growth Portfolio - Class I						
2005	5,519	$5.81 to $16.49	78,900	0.68	0.00% to 1.50%	7.77% to 9.38%
2004	6,937	$5.37 to $15.14	89,883	0.12	0.00% to 1.50%	5.63% to 6.92%
2003	7,779	$5.06 to $14.18	95,972	-	0.25% to 1.50%	28.43% to 30.14%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
2001	8,753	$5.57 to $15.43	120,765	11.29	0.00% to 1.75%	-28.16% to -27.32%
ING VP Index Plus LargeCap Portfolio - Class I						
2005	29,222	$11.05 to $20.64	532,133	1.22	0.00% to 1.85%	3.46% to 5.37%
2004	32,461	$10.67 to $19.66	562,520	0.99	0.00% to 1.95%	8.92% to 10.32%
2003	31,590	$9.74 to $17.85	503,421	1.04	0.25% to 1.50%	24.22% to 25.85%
2002	29,577	$8.36 to $14.03	378,460	0.24	0.00% to 1.50%	-22.70% to -21.80%
2001	27,743	$10.73 to $18.18	459,606	4.07	0.00% to 1.75%	-14.92% to -13.92%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap Portfolio - Class I						
2005	19,654	$12.22 to $23.22	$ 416,465	0.44 %	0.00% to 1.95%	9.08% to 11.15%
2004	18,764	$11.22 to $20.56	361,470	0.40	0.00% to 1.85%	14.85% to 16.29%
2003	14,056	$10.18 to $17.68	233,761	0.39	0.25% to 1.50%	30.49% to 32.14%
2002	11,364	$12.33 to $13.38	144,261	0.45	0.00% to 1.50%	-13.40% to -12.40%
2001	6,071	$14.24 to $15.20	88,491	5.86	0.00% to 1.75%	-2.80% to-1.67%
ING VP Index Plus SmallCap Portfolio - Class I						
2005	11,258	$12.34 to $17.88	182,246	0.30	0.00% to 1.85%	5.65% to 7.65%
2004	10,466	$11.68 to $16.34	158,486	0.15	0.00% to 1.85%	20.22% to 21.76%
2003	7,540	$10.20 to $13.42	93,931	0.17	0.25% to 1.50%	34.15% to 35.83%
2002	5,909	$8.96 to $9.88	54,579	0.17	0.00% to 1.50%	-14.50% to -13.51%
2001	2,687	$10.48 to $11.37	28,860	4.91	0.00% to 1.75%	0.87% to 2.05%
ING VP International Equity Portfolio - Class I						
2005	1,504	$7.77 to $14.05	16,979	0.92	0.00% to 1.50%	1.92% to 16.90%
2004	1,509	$6.71 to $12.18	14,340	1.20	0.00% to 1.50%	15.42% to 32.77%
2003	1,451	$5.79 to $10.52	11,933	1.01	0.25% to 1.50%	30.10% to 31.82%
2002	1,316	$4.43 to $6.40	8,248	0.22	0.00% to 1.50%	-27.77% to -26.93%
2001	1,269	$6.10 to $8.79	10,978	0.11	0.00% to 1.75%	-25.02% to -24.14%
ING VP Small Company Portfolio - Class I						
2005	7,440	$12.03 to $25.78	158,729	0.14	0.00% to 1.50%	8.64% to 10.28%
2004	9,070	$11.02 to $23.47	175,779	0.28	0.00% to 1.50%	12.69% to 14.09%
2003	9,733	$9.73 to $20.60	167,432	0.25	0.25% to 1.50%	35.44% to 37.18%
2002	9,115	$7.15 to $14.86	115,085	0.48	0.00% to 1.50%	-24.37% to -23.50%
2001	7,976	$9.41 to $19.68	134,200	3.51	0.00% to 1.75%	2.44% to 3.64%
ING VP Value Opportunity Portfolio - Class I						
2005	5,822	$10.27 to $20.11	97,980	1.77	0.00% to 1.50%	5.44% to 7.03%
2004	6,985	$9.66 to $18.79	110,369	0.80	0.00% to 1.50%	8.48% to 9.86%
2003	8,963	$8.85 to $17.11	133,176	0.77	0.25% to 1.50%	22.79% to 24.30%
2002	9,633	$9.09 to $13.82	115,345	0.46	0.00% to 1.50%	-27.07% to -26.22%
2001	7,322	$12.37 to $18.98	118,660	4.66	0.00% to 1.75%	-10.97% to -9.93%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Financial Services Portfolio - Class I						
2005	66	$11.78 to $12.17	$ 790	1.22 %	0.60% to 1.50%	6.38% to 6.90%
2004	17	$11.12 to $11.44	194	(d)	0.75% to 1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP International Value Portfolio - Class I						
2005	5,941	$12.35 to $14.45	78,444	2.43	0.00% to 1.55%	7.82% to 9.15%
2004	4,834	$11.49 to $13.33	58,379	1.23	0.30% to 1.50%	15.63% to 16.94%
2003	3,157	$10.17 to $11.47	32,591	1.19	0.40% to 1.50%	27.92% to 29.37%
2002	1,603	$7.95 to $8.07	12,825	0.86	0.45% to 1.50%	-16.56% to -16.17%
2001	160	$9.54 to $9.56	1,529	(a)	0.00% to 1.75%	(a)
ING VP MidCap Opportunities Portfolio - Class I						
2005	467	$11.08 to $12.83	5,277	-	0.50% to 1.50%	0.87% to 9.78%
2004	536	$10.19 to $11.43	5,546	-	0.55% to 1.50%	9.81% to 20.57%
2003	447	$9.28 to $9.50	4,191	-	0.55% to 1.50%	34.69% to 35.91%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
2001	3	$9.45 to $9.46	30	(a)	0.00% to 1.75%	(a)
ING VP Real Estate Portfolio - Class I						
2005	3,048	$15.04 to $15.75	47,193	2.69	0.00% to 1.50%	10.81% to 11.90%
2004	1,960	$13.58 to $13.95	27,225	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	1,146	$7.91 to $8.97	9,331	-	0.40% to 1.50%	1.86% to 8.64%
2004	1,087	$7.36 to $8.08	8,178	-	0.40% to 1.50%	8.53% to 16.59%
2003	1,170	$6.78 to $6.96	8,045	-	0.40% to 1.50%	36.69% to 38.10%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
2001	7	$8.95 to $8.96	59	(a)	0.00% to 1.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Balanced Portfolio - Class I						
2005	27,567	$11.37 to $35.49	$ 637,454	2.34 %	0.00% to 1.50%	2.69% to 4.25%
2004	30,971	$11.05 to $34.36	692,148	1.99	0.00% to 1.50%	7.78% to 9.12%
2003	31,363	$10.22 to $31.70	659,370	1.96	0.25% to 1.50%	17.10% to 18.62%
2002	32,476	$10.03 to $26.92	597,925	1.06	0.00% to 1.50%	-11.64% to -10.62%
2001	36,765	$11.27 to $30.30	768,043	5.73	0.00% to 1.75%	-5.66% to -4.54%
ING VP Intermediate Bond Portfolio - Class I						
2005	19,951	$10.32 to $76.25	405,018	3.79	0.00% to 1.90%	1.37% to 3.16%
2004	20,579	$10.21 to $74.70	407,745	1.50	0.00% to 1.95%	3.31% to 4.59%
2003	20,885	$10.04 to $71.97	408,185	1.72	0.25% to 1.50%	4.71% to 6.06%
2002	24,208	$13.07 to $68.41	458,178	3.22	0.00% to 1.50%	6.72% to 7.96%
2001	23,313	$12.15 to $63.81	409,596	6.40	0.00% to 1.75%	7.12% to 8.37%
ING VP Money Market Portfolio - Class I						
2005	14,234	$10.15 to $51.39	210,711	1.20	0.00% to 1.50%	1.47% to 3.03%
2004	14,934	$9.98 to $50.07	216,952	1.09	0.00% to 1.50%	-0.49% to 0.76%
2003	17,666	$10.00 to $49.72	257,477	1.79	0.25% to 1.50%	-0.61% to .66%
2002	23,887	$11.78 to $49.45	368,846	3.78	0.00% to 1.50%	0.11% to 1.27%
2001	24,401	$11.68 to $48.83	374,569	5.45	0.00% to 1.75%	2.38% to 3.62%
ING VP Natural Resources Trust						
2005	2,489	$17.05 to $27.93	57,780	0.04	0.00% to 1.50%	21.91% to 42.86%
2004	1,267	$12.03 to $19.55	20,790	0.82	0.00% to 1.50%	11.01% to 30.41%
2003	940	$10.76 to $17.40	13,971	-	0.25% to 1.50%	28.54% to 30.12%
2002	1,022	$8.30 to $13.46	11,897	0.18	0.00% to 1.50%	-3.56% to -2.54%
2001	1,061	$8.54 to $13.82	12,751	-	0.00% to 1.75%	-17.19% to -16.23%
Janus Adviser Series Balanced Fund - Class S						
2005	-	$12.15	1	-	1.00%	6.58%
2004	-	$11.40	-	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Balanced Portfolio - Institutional Shares						
2005	20	$12.45 to $26.93	$ 508	0.01 %	0.50% to 1.50%	6.38% to 7.28%
2004	16,735	$10.06 to $26.46	356,943	2.17	0.00% to 1.95%	6.91% to 8.29%
2003	19,201	$9.36 to $24.66	385,094	2.22	0.25% to 1.50%	12.34% to 13.76%
2002	19,717	$8.29 to $21.87	353,540	2.57	0.00% to 1.50%	-7.84% to -6.77%
2001	17,000	$8.95 to $23.65	338,450	2.71	0.00% to 1.75%	-6.13% to -5.04%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares						
2005	7	$14.34 to $20.57	146	0.02	0.55% to 1.25%	0.73% to 1.39%
2004	4,497	$10.30 to $21.35	78,169	5.55	0.00% to 1.50%	2.39% to 3.69%
2003	5,268	$10.03 to $20.59	89,994	4.83	0.25% to 1.50%	4.82% to 6.09%
2002	5,626	$12.74 to $19.53	92,271	4.52	0.00% to 1.50%	8.83% to 10.09%
2001	3,776	$11.67 to $17.78	56,744	6.11	0.00% to 1.75%	6.13% to 7.36%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares						
2005	11	$9.95 to $18.49	185	-	0.30% to 1.40%	2.84% to 3.90%
2004	12,324	$9.60 to $19.79	199,501	0.13	0.00% to 1.50%	2.98% to 4.25%
2003	15,153	$9.27 to $19.13	239,988	0.09	0.25% to 1.50%	29.72% to 31.47%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
2001	18,060	$10.56 to $20.16	305,619	0.25	0.00% to 1.75%	-25.86% to -25.00%
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares						
2005	22	$14.12 to $23.58	489	-	0.25% to 1.50%	10.59% to 11.99%
2004	25,472	$10.94 to $24.72	458,336	-	0.00% to 1.50%	18.99% to 20.42%
2003	30,177	$9.11 to $20.68	459,241	-	0.25% to 1.50%	33.11% to 34.86%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
2001	34,630	$11.02 to $21.67	569,410	-	0.00% to 1.75%	-40.36% to -39.66%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares						
2005	19	$10.68 to $21.50	381	-	0.30% to 1.25%	4.57% to 5.53%
2004	24,107	$9.48 to $23.32	425,591	0.95	0.00% to 1.50%	3.20% to 4.47%
2003	31,018	$9.09 to $22.51	536,188	1.06	0.25% to 1.50%	22.11% to 23.74%
2002	36,207	$7.94 to $18.36	513,443	0.87	0.00% to 1.50%	-26.61% to -25.61%
2001	40,344	$10.75 to $24.94	783,656	0.45	0.00% to 1.75%	-23.60% to -22.71%

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Value Trust, Inc. - Primary Class						
2005	115	$11.53	$ 1,329	(e) %	1.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Affiliated Fund - Class A						
2005	66	$11.19 to $11.37	747	1.86	0.75% to 1.60%	1.81% to 2.44%
2004	20	$11.02 to $11.10	222	(d)	0.65% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Mid-Cap Value Fund - Class A						
2005	63	$12.65 to $15.26	818	0.54	0.50% to 1.75%	6.47% to 7.65%
2004	24	$11.91 to $14.25	290	(d)	0.50% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Small-Cap Value Fund - Class A						
2005	74	$13.04 to $13.31	980	-	0.70% to 1.75%	11.41% to 12.42%
2004	45	$11.74 to $11.84	530	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Series Fund - Growth and Income Portfolio - Class VC						
2005	10,457	$11.40 to $12.44	122,782	1.01	0.45% to 1.50%	0.17% to 2.84%
2004	9,581	$11.21 to $11.85	109,667	1.07	0.45% to 1.95%	10.99% to 14.71%
2003	4,951	$10.10 to $10.44	50,532	0.93	0.45% to 1.50%	28.99% to 30.39%
2002	1,545	$7.83 to $7.93	12,172	1.05	0.55% to 1.50%	-19.17% to -18.81%
2001	126	$9.70 to $9.72	1,226	(a)	0.00% to 1.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2005	10,499	$12.93 to $16.80	$ 147,309	0.51 %	0.30% to 1.50%	6.67% to 7.94%
2004	7,424	$12.45 to $15.68	96,241	0.40	0.00% to 1.50%	22.18% to 36.28%
2003	2,735	$10.19 to $12.77	28,509	0.67	0.45% to 1.50%	22.92% to 24.05%
2002	1,213	$8.29 to $8.41	10,124	1.08	0.55% to 1.50%	-10.91% to -10.64%
2001	28	$9.34 to $9.35	265	(a)	0.00% to 1.75%	(a)
Massachusetts Investors Growth Stock Fund - Class A						
2005	39	$10.79 to $10.89	421	(f)	0.80% to 1.30%	(f)
2004	17	$10.55 to $10.58	180	(d)	0.70% to 0.95%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
MFS® Total Return Series - Initial Class						
2005	5,612	$14.69 to $14.80	82,747	1.99	1.00% to 1.10%	1.66% to 1.79%
2004	5,159	$14.45 to $14.54	74,758	1.56	1.00% to 1.10%	10.14% to 10.24%
2003	4,414	$13.12 to $13.19	58,033	1.66	1.00% to 1.10%	14.99% to 15.20%
2002	3,443	$11.41 to $11.45	39,338	1.50	1.00% to 1.10%	-6.21% to -6.11%
2001	1,743	$12.16 to $12.20	21,228	3.77	1.05% to 1.25%	-1.00% to -0.81%
New Perspective Fund® - Class R-3						
2005	40	$12.16 to $12.36	486	1.45	0.25% to 1.10%	9.98% to 10.56%
2004	18	$11.12 to $11.17	204	(d)	0.30% to 0.80%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
New Perspective Fund® - Class R-4						
2005	1,760	$11.44 to $12.78	22,033	1.87	0.00% to 1.50%	9.56% to 10.64%
2004	762	$11.30 to $11.66	8,638	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Capital Appreciation Fund - Class A						
2005	30	$10.65 to $10.76	$ 316	0.75 %	0.70% to 1.25%	3.40% to 3.96%
2004	21	$10.27 to $10.36	217	(d)	0.65% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Developing Markets Fund - Class A						
2005	3,268	$17.98 to $41.82	115,468	1.74	0.50% to 1.65%	38.95% to 40.45%
2004	1,557	$12.94 to $29.69	37,377	2.10	0.55% to 1.65%	31.71%
2003	429	$14.57	6,248	4.56	1.00%	63.52%
2002	145	$8.91	1,294	2.50	1.00%	-2.58%
2001	24	$9.15 to $13.82	223	(a)	0.00% to 1.75%	(a)
Oppenheimer Global Fund - Class A						
2005	3	$16.42	50	-	1.00%	12.70%
2004	-	$14.57	4	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Main Street Fund® - Class A						
2005	2	$11.02 to $11.14	22	-	0.90% to 1.45%	4.80%
2004	1	$10.56 to $10.63	13	(d)	0.90% to 1.60%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Aggressive Growth Fund/VA						
2005	-	-	3	-	-	-
2004	-	-	3	-	1.25%	-
2003	-	-	4	-	1.25%	-
2002	-	-	3	(b)	1.25%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Global Securities Fund/VA						
2005	35	$12.74 to $21.63	$ 711	2.11 %	0.45% to 1.85%	12.61% to 13.78%
2004	22,250	$11.36 to $19.26	410,368	1.10	0.00% to 1.80%	17.37% to 18.89%
2003	16,092	$10.51 to $16.20	251,043	0.55	0.25% to 1.50%	40.97% to 43.00%
2002	10,640	$10.74 to $11.36	117,400	0.51	0.00% to 1.50%	-23.30% to -22.41%
2001	6,078	$14.01 to $14.59	86,986	10.25	0.00% to 1.75%	-13.36% to -12.34%
Oppenheimer Main Street Fund®/VA						
2005	-	-	41	-	-	-
2004	-	-	43	-	1.25% to 1.50%	-
2003	-	-	32	-	1.25% to 1.50%	-
2002	-	-	28	(b)	1.25% to 1.50%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Oppenheimer Main Street Small Cap Fund®/VA						
2005	89	$11.70 to $13.40	1,052	2.38	0.50% to 1.50%	8.62%
2004	-	$12.30	5	(d)	1.25%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Oppenheimer Strategic Bond Fund/VA						
2005	11	$13.98 to $15.10	154	9.58	0.45% to 1.45%	1.16% to 2.17%
2004	3,306	$10.88 to $14.98	47,078	4.44	0.00% to 1.95%	7.08% to 8.47%
2003	2,470	$10.31 to $13.81	32,607	5.57	0.25% to 1.50%	16.27% to 17.73%
2002	1,474	$11.06 to $11.73	16,662	6.58	0.00% to 1.50%	5.84% to 7.07%
2001	924	$10.45 to $10.91	9,817	6.28	0.00% to 1.75%	3.28% to 4.48%
Pax World Balanced Fund						
2005	4,818	$10.85 to $11.76	54,353	1.65	0.00% to 1.65%	3.72% to 4.87%
2004	1,550	$10.45 to $11.12	16,523	0.96	0.55% to 1.65%	11.98% to 12.45%
2003	378	$9.43 to $9.56	3,605	1.04	0.85% to 1.25%	15.85% to 16.30%
2002	195	$8.14 to $8.22	1,605	1.68	0.85% to 1.25%	-9.77%
2001	254	$9.10	2,309	(a)	0.00% to 1.75%	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
PIMCO Real Return Portfolio - Admin Class						
2005	2,096	$10.52 to $11.10	$ 22,843	3.20 %	0.40% to 1.50%	0.56% to 1.48%
2004	882	$10.43 to $10.83	9,519	(d)	0.60% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Fund - Class A						
2005	2	$13.24	25	-	1.00%	5.33%
2004	-	$12.57	1	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer High Yield Fund - Class A						
2005	70	$10.43 to $10.69	742	4.75	0.45% to 1.75%	0.67% to 1.72%
2004	42	$10.38 to $10.48	437	(d)	0.60% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Equity Income VCT Portfolio - Class I						
2005	5,640	$11.48 to $14.64	69,926	2.66	0.30% to 1.60%	3.28% to 5.40%
2004	2,471	$11.02 to $13.99	28,279	2.17	0.00% to 1.95%	14.64% to 17.70%
2003	1,096	$9.61 to $12.14	10,691	2.39	0.45% to 1.50%	20.73% to 21.93%
2002	472	$7.96 to $8.07	3,782	2.54	0.55% to 1.50%	-16.99% to -16.62%
2001	9	$9.60 to $9.62	88	(a)	0.00% to 1.75%	(a)
Pioneer Fund VCT Portfolio - Class I						
2005	409	$10.49 to $11.52	4,548	1.37	0.50% to 1.50%	4.59% to 5.60%
2004	256	$10.03 to $10.94	2,601	1.16	0.55% to 1.50%	9.62% to 10.60%
2003	165	$9.15 to $9.37	1,522	1.13	0.55% to 1.50%	21.84% to 23.13%
2002	57	$7.51 to $7.61	432	1.24	0.55% to 1.50%	-20.16% to -19.80%
2001	1	$9.41 to $9.43	9	(a)	0.00% to 1.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer High Yield VCT Portfolio - Class I						
2005	646	$10.67 to $10.94	$ 6,949	5.69 %	0.00% to 1.50%	0.38% to 1.31%
2004	419	$10.63 to $11.03	4,468	(d)	0.65% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Pioneer Mid Cap Value VCT Portfolio - Class I						
2005	4,927	$12.39 to $17.38	77,468	0.33	0.00% to 1.60%	6.17% to 7.30%
2004	3,402	$11.67 to $16.27	49,664	0.27	0.00% to 1.60%	20.27% to 21.91%
2003	983	$10.27 to $13.46	11,735	0.16	0.55% to 1.50%	35.44% to 36.73%
2002	245	$8.70 to $8.82	2,143	0.33	0.55% to 1.50%	-12.53% to -12.05%
2001	8	$9.95 to $9.97	81	(a)	0.00% to 1.75%	(a)
Scudder Equity 500 Index Fund - Investment						
2005	5	$12.79	66	-	1.00%	3.65%
2004	-	$12.34	2	(d)	1.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
T. Rowe Price Mid-Cap Value Fund - R Class						
2005	63	$12.20 to $12.42	775	0.29	0.50% to 1.45%	5.72% to 6.70%
2004	53	$11.54 to $11.64	619	(d)	0.50% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Templeton Foreign Fund - Class A						
2005	51	$12.36 to $12.59	637	1.84	0.70% to 1.65%	8.80% to 9.86%
2004	39	$11.36 to $11.46	450	(d)	0.65% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Templeton Growth Fund, Inc. - Class A						
2005	31	$11.98 to $12.15	$ 371	2.78 %	0.80% to 1.55%	6.83% to 7.00%
2004	5	$11.26 to $11.31	61	(d)	0.95% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Templeton Global Bond Fund - Class A						
2005	1,327	$11.07 to $16.96	15,341	5.36	0.50% to 1.50%	-3.59% to -4.49%
2004	572	$11.59 to $17.55	6,775	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Growth Fund of America® - Class R-3						
2005	319	$12.04 to $12.34	3,894	0.65	0.25% to 1.55%	12.28% to 13.54%
2004	122	$10.74 to $10.86	1,320	(d)	0.30% to 1.45%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Growth Fund of America® - Class R-4						
2005	11,850	$11.74 to $12.54	145,130	0.93	0.00% to 1.50%	12.50% to 13.63%
2004	4,738	$10.80 to $11.14	51,341	(d)	0.45% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
The Income Fund of America® - Class R-3						
2005	26	$11.14 to $11.38	295	3.46	0.30% to 1.45%	1.73% to 2.71%
2004	10	$10.97 to $11.08	110	(d)	0.30% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

327

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
UBS U.S. Small Cap Growth Fund - Class A						
2005	6	$11.20 to $11.30	$ 73	- %	0.70% to 1.20%	5.51%
2004	4	$10.71	48	(d)	0.70%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Diversified Value Portfolio						
2005	5	$12.09 to $12.25	63	(e)	1.25% to 2.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Equity Income Portfolio						
2005	21	$11.39 to $11.57	240	2.23	1.10% to 2.05%	2.41% to 3.03%
2004	18	$11.19 to $11.23	208	(d)	1.10% to 1.65%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Small Company Growth Portfolio						
2005	-	$11.57 to $11.72	-	(e)	1.25% to 2.05%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Wanger Select						
2005	559	$12.40 to $12.94	6,985	-	0.60% to 1.50%	8.87% to 9.69%
2004	195	$11.39 to $11.85	2,227	(d)	0.70% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Wanger U.S. Smaller Companies						
2005	725	$12.66 to $13.34	$ 9,257	- %	0.00% to 1.50%	9.61% to 10.66%
2004	186	$11.55 to $12.12	2,155	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Washington Mutual Investors Fund[SM] - Class R-3						
2005	198	$10.81 to $11.09	2,177	1.64	0.25% to 1.55%	1.78% to 2.88%
2004	115	$10.66 to $10.77	1,232	(d)	0.30% to 1.40%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
Washington Mutual Investors Fund[SM] - Class R-4						
2005	5,985	$10.60 to $11.29	66,271	2.09	0.40% to 1.50%	1.94% to 2.95%
2004	3,309	$10.80 to $11.08	35,859	(d)	0.55% to 1.50%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

(a)   As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(b)   As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(c)   As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(d)   As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

(e)   As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented

(f)   As this investment Division is wholly comprised of new Contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.

				Investment		
Division	**Units (000's)**	**Unit Fair Value (lowest to highest)**	**Net Assets (000's)**	**Income Ratio**[A]	**Expense Ratio**[B] **(lowest to highest)**	**Total Return**[C] **(lowest to highest)**

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.

The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge

and other contract charges, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information

is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this

table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 24, 2006

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Year Ended December 31,	
	2005	2004	2003
Revenue:			
Net investment income	$ 1,035.7	$ 998.2	$ 980.9
Fee income	481.4	453.7	396.7
Premiums	43.2	38.5	50.1
Net realized capital gains	22.0	10.8	50.6
Other income	7.7	1.9	(0.9)
Total revenue	1,590.0	1,503.1	1,477.4
Benefits and expenses:			
Interest credited and other benefits to contractowners	739.6	739.4	770.1
Operating expenses	443.0	394.0	383.9
Amortization of deferred policy acquisition cost and value of business acquired	159.9	127.4	106.5
Interest expense	1.6	0.6	1.2
Total benefits and expenses	1,344.1	1,261.4	1,261.7
Income before income taxes	245.9	241.7	215.7
Income tax expense	1.4	42.4	61.1
Net income	$ 244.5	$ 199.3	$ 154.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2005	2004
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,749.5 at 2005 and $16,684.7 at 2004)	$ 16,740.5	$ 17,151.3
Equity securities, available-for-sale, at fair value		
(cost of $166.9 at 2005 and $153.9 at 2004)	170.1	162.6
Mortgage loans on real estate	1,396.0	1,090.2
Policy loans	262.4	262.7
Other investments	144.6	86.3
Securities pledged		
(amortized cost of $1,260.8 at 2005 and $1,258.8 at 2004)	1,247.6	1,274.3
Total investments	19,961.2	20,027.4
Cash and cash equivalents	212.5	187.1
Short-term investments under securities loan agreement	318.1	219.5
Accrued investment income	203.6	182.0
Reinsurance recoverable	2,796.7	2,901.3
Deferred policy acquisition costs	512.4	414.5
Value of business acquired	1,294.4	1,365.2
Notes receivable from affiliate	175.0	175.0
Due from affiliates	149.6	38.3
Other assets	66.5	69.8
Assets held in separate accounts	35,899.8	33,310.5
Total assets	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2005	2004
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,932.8	$ 20,885.3
Payables for securities purchased	3.1	25.1
Payables under securities loan agreement	318.1	219.5
Borrowed money	941.1	1,057.4
Due to affiliates	63.8	61.8
Current income taxes	46.9	82.6
Deferred income taxes	183.3	209.3
Other liabilities	301.5	314.9
Liabilities related to separate accounts	35,899.8	33,310.5
Total liabilities	58,690.4	56,166.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50 per share value)	2.8	2.8
Additional paid-in capital	4,579.6	4,576.5
Accumulated other comprehensive (loss) income	(5.3)	67.1
Retained earnings (deficit)	(1,677.7)	(1,922.2)
Total shareholder's equity	2,899.4	2,724.2
Total liabilities and shareholder's equity	$ 61,589.8	$ 58,890.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity
Balance at December 31, 2002	$	2.8	$	4,416.5	$	117.5	$	(2,274.0)	$ 2,262.8
Comprehensive income:									
Net income		-		-		-		154.6	154.6
Other comprehensive loss,									
net of tax:									
Change in net unrealized gain									
(loss) on securities									
($(2.3) pretax)		-		-		(1.5)		-	(1.5)
Total comprehensive income									153.1
Contribution of capital		-		230.0		-		-	230.0
Balance at December 31, 2003		2.8		4,646.5		116.0		(2,119.4)	2,645.9
Comprehensive income:									
Net income		-		-		-		199.3	199.3
Other comprehensive loss,									
net of tax:									
Change in net unrealized gain									
(loss) on securities									
($(53.8) pretax)		-		-		(32.2)		-	(32.2)
Minimum pension liability		-		-		(16.7)		-	(16.7)
Total comprehensive income									150.4
Dividends paid		-		(70.0)		-		-	(70.0)
Other		-		-		-		(2.1)	(2.1)
Balance at December 31, 2004		2.8		4,576.5		67.1		(1,922.2)	2,724.2
Comprehensive income:									
Net income		-		-		-		244.5	244.5
Other comprehensive loss									
net of tax:									
Change in net unrealized gain									
(loss) on securities									
($(108.4) pretax)		-		-		(77.5)		-	(77.5)
Minimum pension liability									
($(1.1) pretax)		-		-		5.1		-	5.1
Total comprehensive income									172.1
Employee share-based payments		-		3.1		-		-	3.1
Balance at December 31, 2005	$	2.8	$	4,579.6	$	(5.3)	$	(1,677.7)	$ 2,899.4

The accompanying notes are an integral part of these consolidated financial statements.

C-6

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2005	2004	2003
Cash Flows from Operating Activities:			
Net income	$ 244.5	$ 199.3	$ 154.6
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired and sales inducements	(174.0)	(168.0)	(159.7)
Amortization of deferred policy acquisition costs,			
value of business acquired and sales inducements	165.8	134.3	106.5
Net accretion/decretion of discount/premium	115.5	155.9	198.9
Future policy benefits, claims reserves, and			
interest credited	634.2	621.7	706.1
Provision for deferred income taxes	11.1	46.2	22.1
Net realized capital gains	(22.0)	(10.8)	(50.6)
Depreciation	12.0	12.4	23.3
Change in:			
Accrued investment income	(21.6)	(3.1)	1.8
Reinsurance recoverable	104.6	51.0	31.0
Other receivable and assets accruals	6.0	34.1	(28.9)
Due to/from affiliates	(3.3)	(49.2)	88.8
Other payables and accruals	(47.4)	(12.1)	20.3
Other	3.1	(12.4)	-
Net cash provided by operating activities	1,028.5	999.3	1,114.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	19,232.3	26,791.6	29,981.6
Equity securities, available-for-sale	119.8	85.7	130.2
Mortgage loans on real estate	179.0	71.0	16.3
Acquisition of:			
Fixed maturities, available-for-sale	(19,435.9)	(26,789.3)	(31,955.4)
Equity securities, available-for-sale	(120.4)	(81.6)	(34.8)
Mortgage loans on real estate	(484.8)	(406.7)	(194.2)
Policy loans	0.3	7.6	26.0
Other investments	(43.6)	(28.9)	(22.4)
(Purchase)/sales of property and equipment, net	(14.2)	(11.7)	(5.2)
Loans to affiliates	-	(175.0)	-
Net cash used in investing activities	(567.5)	(537.3)	(2,057.9)

The accompanying notes are an integral part of these consolidated financial statements.

C-7

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2005	2004	2003
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,024.2	2,089.9	2,296.6
Maturities and withdrawals from investment contracts	(2,237.5)	(1,910.4)	(1,745.5)
Short-term loans with affiliates	(106.0)	16.4	(41.4)
Short-term loans	(116.3)	(458.5)	196.5
Dividends paid to Parent	-	(70.0)	-
Contribution of capital from Parent	-	-	230.0
Net cash (used in) provided by financing activities	(435.6)	(332.6)	936.2
Net increase (decrease) in cash and cash equivalents	25.4	129.4	(7.5)
Cash and cash equivalents, beginning of year	187.1	57.7	65.2
Cash and cash equivalents, end of year	$ 212.5	$ 187.1	$ 57.7
Supplemental cash flow information:			
Income taxes paid, net	$ 27.7	$ 3.2	$ 29.8
Interest paid	$ 32.0	$ 22.8	$ 32.6

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company
domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiary
(collectively, the "Company") are providers of financial products and services in the
United States. ILIAC is authorized to conduct its insurance business in the District of
Columbia and all states.

The consolidated financial statements include ILIAC and its wholly-owned subsidiary,
ING Financial Advisers, LLC ("IFA"). ILIAC is a direct, wholly-owned subsidiary of
Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned
subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding
company based in The Netherlands, with American Depository Shares listed on the New
York Stock Exchange under the symbol "ING."

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America
("IICA"), merged with and into ILIAC. As of the merger date, IICA ceased to exist and
ILIAC became the surviving corporation. The merger did not have an impact on ILIAC,
as IICA was a wholly-owned subsidiary and already included in the consolidated
financial statements for all periods presented.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of
funding and payout options for individuals and employer-sponsored retirement plans
qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as
nonqualified deferred compensation plans. The Company's products are offered
primarily to individuals, pension plans, small businesses, and employer-sponsored groups
in the health care, government, education (collectively "not-for-profit" organizations),
and corporate markets. The Company's products generally are distributed through
pension professionals, independent agents and brokers, third party administrators, banks,
dedicated career agents, and financial planners.

The Company offers deferred and immediate (payout annuities) annuity contracts. These
products include programs offered to qualified plans and nonqualified deferred
compensation plans that package administrative and record-keeping services along with a
variety of investment options, including affiliated and nonaffiliated mutual funds, and
variable and fixed investment options. In addition, the Company offers wrapper
agreements entered into with retirement plans which contain certain benefit responsive
guarantees (i.e. liquidity guarantees of principal and previously accrued interest for
benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment, ING U.S. Financial Services, which offers the products described above.

Recently Adopted Accounting Standards

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 for steps two and three of the impairment model introduced.

On November 3, 2005, the FASB issued FSP Statement of Financial Accounting Standard ("FAS") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of EITF 03-1.

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 is effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. The Company recognized impairment losses of $5.7 for the year ended December 31, 2005, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all other limited partnerships at the commencement of the first reporting period beginning after December 15, 2005.

EITF 04-5 had no impact on ILIAC as of December 31, 2005, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

Share-Based Payment

In December 2004, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005 for registrants. FAS No. 123R provides two transition methods, modified-prospective and modified- retrospective.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2005 and 2004 were those of ING, the Company's ultimate parent. As a result of adopting FAS No. 123R, the Company's net income for the year ended December 31, 2005, is $2.0 lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2005 was $2.6 as of December 31, 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements, as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index, may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of FIN 46R had no impact on the Company's financial statements. The Company held investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8.5 billion as of December 31, 2005 and 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2005 and 2004 of $8.6 billion and $8.4 billion, respectively, represents the maximum exposure to loss on the investments in VIEs. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133. Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

▪ Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
▪ Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
▪ Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
▪ Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006. The Company is in the process of determining the impact of FAS No. 155.

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is in the process of determining the impact of adoption of SOP 05-1.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications (see Reclassification and Changes to Prior Year Presentation footnote).

During 2005, the Company revised the financial statement presentation for derivatives and certain revenues related to annuity contracts (see Derivatives and Revenue Recognition below).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in Shareholder's equity, after

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of deferred acquisition costs and related income taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker-dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in net realized capital gains. At December 31, 2005 and 2004, the Company had no allowance for mortgage loan credit losses.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Derivative instruments are reported at fair value and are obtained internally from the derivative accounting system. The system uses key financial data, such as yield curves exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offering Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. Reverse repurchase agreements are included in cash and cash equivalent on the Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit market and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also purchases options and futures on equity indexes to reduce and manage risks associated with its annuity products. Open derivative contracts are included in Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company revised the financial statement presentation of derivatives. Previously, asset balances and liability balances on open derivative contracts were netted and recorded in Other investments on the Balance Sheet. The Company now reports derivatives with asset balances in Other investments and derivatives with liability balances in Other liabilities. In addition, changes in the fair value of certain derivatives were previously recorded in Net investment income in the Statements of Operations. The total change in fair value of the derivatives is now reported in Net realized capital gains (losses). These revisions resulted in an increase in Other investments and Other liabilities of $29.5 and $27.2 at December 31, 2004 and 2003, respectively, as well as a reclassification of $(14.4) and $(11.9) from Net investment income to Net realized capital gains and losses at December 31, 2004 and 2003, respectively.

The Company also had investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains and losses in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

For FAS No. 97 products, changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking") retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits less charges and withdrawals, plus credited interest thereon. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years ended 2005, 2004, and 2003. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingency payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, annuity type, year of issue, and policy duration. For the years 2005, 2004, and 2003, reserve interest rates ranged from 4.9% to 5.2%.

The Company's domestic individual life insurance business was sold on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuity contracts offer guaranteed minimum death benefits ("GMDB"). The GMDB is provided in the event the customer's account value at death is below the guaranteed value and is included in reserves.

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

During 2005, the Company revised the Statement of Operations for the year ended December 31, 2003 to reflect the proper presentation of revenue related to annuity contracts. This revision resulted in a reclassification of $46.7 from Net investment income to Interest credited and other benefits to contractowners.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant under a contract in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2005 and 2004, unrealized gains of $8.3 and $7.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit rating of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.8 billion and $2.9 billion at December 31, 2005 and 2004, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (see the Reinsurance footnote).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, as of December 31, 2005, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 504.1	$ 0.6	$ 8.4	$ 496.3
State, municipalities, and political subdivisions	40.0	0.5	0.9	39.6
U.S. corporate securities:				
Public utilities	1,260.3	24.1	16.8	1,267.6
Other corporate securities	5,981.9	109.8	89.7	6,002.0
Total U.S. corporate securities	7,242.2	133.9	106.5	7,269.6
Foreign securities:				
Government	704.4	30.0	7.7	726.7
Other	1,815.5	41.8	28.8	1,828.5
Total foreign securities	2,519.9	71.8	36.5	2,555.2
Residential mortgage-backed securities	4,453.7	33.6	98.9	4,388.4
Commercial mortgaged-backed securities	2,099.1	29.7	27.0	2,101.8
Other asset-backed securities	1,151.3	5.8	19.9	1,137.2
Total fixed maturities, including fixed maturities pledged	18,010.3	275.9	298.1	17,988.1
Less: fixed maturities pledged	1,260.8	5.2	18.4	1,247.6
Total fixed maturities	16,749.5	270.7	279.7	16,740.5
Equity securities	166.9	4.4	1.2	170.1
Total investments, available-for-sale	$ 16,916.4	$ 275.1	$ 280.9	$ 16,910.6

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 197.3	$ 0.9	$ 0.9	$ 197.3
State, municipalities, and political subdivisions	32.1	0.2	0.9	31.4
U.S. corporate securities:				
Public utilities	1,207.6	50.0	5.0	1,252.6
Other corporate securities	5,846.5	275.0	25.4	6,096.1
Total U.S. corporate securities	7,054.1	325.0	30.4	7,348.7
Foreign securities:				
Government	660.2	33.9	3.1	691.0
Other	1,656.4	78.4	6.1	1,728.7
Total foreign securities	2,316.6	112.3	9.2	2,419.7
Residential mortgage-backed securities	5,497.6	65.6	58.2	5,505.0
Commercial mortgaged-backed securities	1,491.2	73.2	4.4	1,560.0
Other asset-backed securities	1,354.6	22.6	13.7	1,363.5
Total fixed maturities, including fixed maturities pledged to creditors	17,943.5	599.8	117.7	18,425.6
Less: fixed maturities pledged	1,258.8	18.0	2.5	1,274.3
Total fixed maturities	16,684.7	581.8	115.2	17,151.3
Equity securities	153.9	9.2	0.5	162.6
Total investments, available-for-sale	$ 16,838.6	$ 591.0	$ 115.7	$ 17,313.9

At December 31, 2005 and 2004, net unrealized (depreciation) appreciation of $(19.0) and $490.8, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $(48.6) and $357.5, respectively, related to experience-rated contracts, which were not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized losses in fixed maturities at December 31, 2005, were primarily related to interest rate movement or spread widening and to mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized losses by duration and reason, along with the carrying amount of fixed maturities, including fixed maturities pledged to creditors in unrealized loss positions at December 31, 2005 and 2004.

2005	Less than Six Months		More than Six Months and less than Twelve Months		More than Twelve Months		Total	
Interest rate or spread widening	$	55.7	$	33.9	$	62.7	$	152.3
Mortgage and other asset-backed securities		46.7		43.1		56.0		145.8
Total unrealized loss	$	102.4	$	77.0	$	118.7	$	298.1
Fair value	$	5,936.2	$	2,790.7	$	2,643.6	$	11,370.5

2004								
Interest rate or spread widening	$	9.5	$	16.3	$	15.6	$	41.4
Mortgage and other asset-backed securities		28.3		18.4		29.6		76.3
Total unrealized loss	$	37.8	$	34.7	$	45.2	$	117.7
Fair value	$	3,319.0	$	1,795.0	$	960.5	$	6,074.5

Of the unrealized losses aged more than twelve months, the average market value of the related fixed maturities is 96% of the average book value. In addition, this category includes 515 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2005.

Overall, there has been an increase in unrealized losses from December 31, 2004 to December 31, 2005. This increase is largely caused by an increase in interest rates, which tends to have a negative market value impact on fixed maturity securities. In accordance with FSP FAS No. 115-1, the Company considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As a part of this testing, the Company determines whether or not it has the ability and intent to retain the investments for a period of time sufficient to allow for recovery in fair value.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2005, are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 376.8	$ 376.3
After one year through five years	3,731.8	3,702.1
After five years through ten years	4,644.3	4,648.5
After ten years	1,553.3	1,633.8
Mortgage-backed securities	6,552.8	6,490.2
Other asset-backed securities	1,151.3	1,137.2
Less: fixed maturities pledged	1,260.8	1,247.6
Fixed maturities, excluding fixed maturities pledged	$ 16,749.5	$ 16,740.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2005 or 2004.

At December 31, 2005 and 2004, fixed maturities with fair values of $11.0 and $10.9, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of commercial mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2005 and 2004, approximately 1.2% and 4.1%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements. At December 31, 2005 and 2004, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $1,247.6 and $1,274.3, respectively. The repurchase obligation related to dollar rolls and repurchase agreements totaled $941.1 and $1,057.4 at December 31, 2005 and 2004, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also engages in reverse repurchase agreements. At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8. No amounts were engaged in reverse repurchase agreements during the year ended December 31, 2004.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was not material at December 31, 2005 and 2004. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is immaterial.

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$ 3.9	15	$ -	-	$ 6.2	4
Residential mortgage-backed	44.7	82	13.5	53	88.2	83
Foreign	0.3	1	-	-	-	-
U.S. Treasuries/Agencies	0.1	2	-	-	-	-
Equity securities	-	-	-	-	- *	2
Limited partnerships	-	-	-	-	2.0	1
Total	$ 49.0	100	$ 13.5	53	$ 96.4	90

[1] Primarily U.S. denominated

* Less than $0.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The above schedule includes $5.7 in anticipated disposition write-downs related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value, based upon the implementation of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the year ended December 31, 2005:

	2005	
	Impairment	**No. of Securities**
U.S. corporate	$ 2.3	13
Residential mortgaged-backed	3.3	2
U.S. Treasuries/Agencies	0.1	2
Total	$ 5.7	$ 17

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2005 and 2004 was $470.8 and $125.0, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed income securities or cost for equity securities. In certain situations new factors such as negative developments and subsequent credit deterioration can subsequently change the Company's previous intent to continue holding a security.

Because of rising interest rates, continued asset-liability management strategies and on-going comprehensive reviews of the Company's portfolios, changes were made in the fourth quarter of 2005 to the Company's strategic asset allocations. In addition, the Company also pursued yield enhancement strategies. These changes primarily resulted in anticipated disposition write-downs totaling $5.7 of certain securities with unrealized loss positions due to a change in intent as to whether to hold these securities until recovery.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003
Fixed maturities, available-for-sale	$ 978.9	$	999.4	$	997.4
Equity securities, available-for-sale	9.7		7.1		9.9
Mortgage loans on real estate	73.0		56.0		42.7
Policy loans	30.0		8.1		9.0
Short-term investments and cash equivalents	2.7		2.4		1.8
Other	37.3		9.6		10.6
Gross investment income	1,131.6		1,082.6		1,071.4
Less: investment expenses	95.9		84.4		90.5
Net investment income	$ 1,035.7	$	998.2	$	980.9

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. Net realized capital gains (losses) on investments for the years ended December 31, 2005, 2004, and 2003, were as follows:

	2005		2004		2003
Fixed maturities, available-for-sale	$ 5.2	$	51.8	$	124.2
Equity securities, available-for-sale	12.4		9.9		3.4
Derivatives	13.7		(10.2)		(31.1)
Other	(0.3)		1.3		(2.0)
Less: allocation to experience-rated contracts	9.0		42.0		43.9
Pretax net realized capital gains	$ 22.0	$	10.8	$	50.6
After-tax net realized capital gains	$ 14.3	$	7.0	$	32.9

Net realized capital gains (losses) allocated to experience-rated contracts were deducted from net realized capital gains and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractowners were $240.3, $233.4, and $213.7, at December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds on sales	$ 10,062.3	$ 10,236.3	$ 12,812.5
Gross gains	161.1	146.9	291.9
Gross losses	93.9	70.9	228.0

3.   **Financial Instruments**

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Other financial instruments reported as assets: The carrying amounts for these financial instruments (primarily derivatives) approximates the fair values of the assets. Derivatives are carried at fair value on the Consolidated Balance Sheets.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets. Estimated fair values of separate account liabilities are equal to their carrying amount.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2005 and 2004, were as follows:

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale including securities pledged	$ 17,988.1	$ 17,988.1	$ 18,425.6	$ 18,425.6
Equity securities, available-for-sale	170.1	170.1	162.6	162.6
Mortgage loans on real estate	1,396.0	1,386.2	1,090.2	1,119.8
Policy loans	262.4	262.4	262.7	262.7
Cash, cash equivalents and short-term investments under securities loan agreement	530.6	530.6	406.6	406.6
Other investments	144.6	144.6	86.3	86.3
Assets held in separate accounts	35,899.8	35,899.8	33,310.5	33,310.5
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,772.7	1,886.3	2,106.0	2,028.2
Without a fixed maturity	14,936.4	14,896.0	13,884.9	13,845.6
Liabilities related to separate accounts	35,899.8	35,899.8	33,310.5	33,310.5

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Interest Rate Caps				
Interest rate caps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio.				
Interest rate caps are purchased contracts that				
provide the Company with an annuity in an				
increasing interest rate environment.	$ 519.6	$ 527.8	$ 6.2	$ 5.9
Interest Rate Swaps				
Interest rate swaps are used to manage the interest				
rate risk in the Company's fixed maturities portfolio,				
as well as the Company's liabilities. Interest rate				
swaps represent contracts that require the exchange				
of cash flows at regular interim periods, typically				
monthly or quarterly.	2,060.0	1,766.0	10.3	2.1
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk				
of a change in the value, yield, or cash flow with				
respect to invested assets. Foreign exchange				
swaps represent contracts that require the				
exchange of foreign currency cash flows for				
U.S. dollar cash flows at regular interim periods,				
typically quarterly or semi-annually.	126.5	126.5	(23.7)	(28.4)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2005	**2004**	**2005**	**2004**
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss				
exposure with respect to certain assets that the				
Company owns, or to assume credit exposure to				
certain assets that the Company does not own.				
Payments are made to or received from the				
counterparty at specified intervals and amounts				
for the purchase or sale of credit protection.				
In the event of a default on the underlying credit				
exposure, the Company will either receive				
an additional payment (purchased credit				
protection) or will be required to make an additional				
payment (sold credit protection) equal to the notional				
value of the swap contract.	$ 70.5	$ -	$ (1.0)	$ -
Total Return Swaps				
Total return swaps are used to assume credit				
exposure to a referenced index or asset pool.				
The difference between different floating-rate				
interest amounts calculated by reference to an				
agreed upon notional principal amount is exchanged				
with other parties at specified intervals.	36.0	-	0.1	-
Swaptions				
Swaptions are used to manage interest rate risk in the				
Company's CMOB portfolio. Swaptions are contracts				
that give the Company the option to enter into an				
interest rate swap at a specific future date.	175.0	-	-	-
Embedded Derivatives				
The Company also has investments in certain fixed				
maturity instruments that contain embedded derivatives				
whose market value is at least partially determined by,				
among other things, levels of or changes in domestic				
and/or foreign interest rates (short- or long-term),				
exchange rates, prepayment rates, equity rates, or				
credit ratings/spreads.	NA*	NA*	(4.2)	(0.9)

*NA - not applicable.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity for the years ended December 31, 2005, 2004, and 2003, within DAC, was as follows:

Balance at January 1, 2003	$	229.8
Deferrals of commissions and expenses		98.1
Amortization:		
Amortization		(34.3)
Interest accrued at 5% - 7%		18.8
Net amortization included in the Consolidated Statements of Operations		(15.5)
Change in unrealized gains and losses on available -for-sale securities		(4.4)
Balance at December 31, 2003		308.0
Deferrals of commissions and expenses		123.5
Amortization:		
Amortization		(43.5)
Interest accrued at 5% - 7%		24.3
Net amortization included in the Consolidated Statements of Operations		(19.2)
Change in unrealized gains and losses on available -for-sale securities		2.2
Balance at December 31, 2004		414.5
Deferrals of commissions and expenses		123.1
Amortization:		
Amortization		(59.6)
Interest accrued at 5% - 7%		30.7
Net amortization included in the Consolidated Statements of Operations		(28.9)
Change in unrealized gains and losses on available -for-sale securities		3.7
Balance at December 31, 2005	$	512.4

The estimated amount of DAC to be amortized, net of interest, is $33.2, $32.8, $30.1, $27.8, and $26.7, for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity for the years ended December 31, 2005, 2004, and 2003, within VOBA, was as follows:

Balance at January 1, 2003	$	1,438.4
Deferrals of commissions and expenses		59.2
Amortization:		
Amortization		(183.2)
Interest accrued at 5% - 7%		92.2
Net amortization included in the Consolidated Statements of Operations		(91.0)
Change in unrealized gains and losses on available -for-sale securities		8.8
Balance at December 31, 2003		1,415.4
Deferrals of commissions and expenses		50.1
Amortization:		
Amortization		(200.5)
Interest accrued at 5% - 7%		92.3
Net amortization included in the Consolidated Statements of Operations		(108.2)
Change in unrealized gains and losses on available -for-sale securities		7.9
Balance at December 31, 2004		1,365.2
Deferrals of commissions and expenses		49.3
Amortization:		
Amortization		(219.4)
Interest accrued at 5% - 7%		88.4
Net amortization included in the Consolidated Statements of Operations		(131.0)
Change in unrealized gains and losses on available -for-sale securities		10.9
Balance at December 31, 2005	$	1,294.4

The estimated amount of VOBA to be amortized, net of interest, is $120.4, $107.0, $100.0, $96.2, and $92.9 for the years 2006, 2007, 2008, 2009, and 2010, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC/VOBA

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed and variable margins because of higher asset volume, partially offset by higher expenses. The Company revised long-term separate account return and certain contractholder withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments. The Company revised certain contractholder

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

In 2003, the Company reset long-term assumptions for the separate account returns. The Company recorded a deceleration of amortization of $3.7, primarily due to improved market performance compared to expected.

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $221.6, $217.2, and $67.5, for the years ended December 31, 2005, 2004, and 2003, respectively. Statutory capital and surplus was $1,539.1 and $1,347.0 as of December 31, 2005 and 2004, respectively.

As of December 31, 2005, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   **Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $3.7 billion and $0.8, respectively. As of December 31, 2004, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4.4 billion and $0.7, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2005 and 2004 was $3.7 billion and $4.4 billion, respectively.

7.   **Income Taxes**

For taxable year 2005, ILIAC will file a consolidated federal income tax return with its (former) subsidiary, IICA. ILIAC's consolidated group filings with IICA for taxable year 2005 and prior taxable periods is governed by a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) included in the financial statements are as follows for the years ended December 31, 2005, 2004, and 2003.

	2005		2004		2003
Current tax (benefit) expense:					
Federal	$	(10.5)	$	(3.8)	$	37.9
State		-		-		1.1
Total current tax (benefit) expense		(10.5)		(3.8)		39.0
Deferred tax expense:					
Federal		11.9		46.2		22.1
Total deferred tax expense		11.9		46.2		22.1
Total income tax expense	$	1.4	$	42.4	$	61.1

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Income before income taxes and cumulative effect of change in accounting principle	$ 245.9	$ 241.7	$ 215.7
Tax rate	35.0%	35%	35%
Income tax at federal statutory rate	86.1	84.6	75.5
Tax effect of:			
State income tax, net of federal benefit	-	-	0.7
Dividend received deduction	(25.8)	(9.6)	(14.0)
IRS audit settlement	(58.2)	(33.0)	-
Transfer of mutual fund shares	-	-	-
Other	(0.7)	0.4	(1.1)
Income tax expense	$ 1.4	$ 42.4	$ 61.1

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
Deferred tax assets:		
Insurance reserves	$ 275.5	$ 286.4
Unrealized gains allocable to experience-rated contracts	17.0	125.1
Investments	23.3	-
Postemployment benefits	57.7	60.5
Compensation	37.6	35.5
Other	14.1	23.4
Total gross assets	425.2	530.9
Deferred tax liabilities:		
Value of business acquired	(453.0)	(477.8)
Net unrealized capital gains	(31.8)	(161.3)
Deferred policy acquisition costs	(123.6)	(91.3)
Other	(0.1)	(9.8)
Total gross liabilities	(608.5)	(740.2)
Net deferred income tax liability	$ (183.3)	$ (209.3)

Net unrealized capital gains and losses are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote. Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments.

The Internal Revenue Service ("IRS") has completed its examination of the Company's returns through tax year 2001. The current and prior period provisions reflect non-recurring favorable adjustments resulting from a reduction in the tax liability that no longer needs to be provided based on the results of the current IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the positions. The IRS has commenced examination of the Company's returns for tax years 2002 and 2003. There are also various state audits in progress.

8.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $21.4, $19.0, and $15.1, for 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.5, $8.0, and $7.1, in 2005, 2004, and 2003, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005 and 2004.

		2005		2004
Change in Benefit Obligation:				
Defined benefit obligation, January 1	$	104.1	$	101.6
Service cost		-		-
Interest cost		6.0		5.9
Benefits paid		(9.7)		(16.2)
Plan amendment		-		0.3
Actuarial loss on obligation		6.4		12.5
Defined benefit obligation, December 31	$	106.8	$	104.1
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-
Funded Status:				
Funded status at December 31	$	(106.8)	$	(104.1)
Unrecognized past service cost		0.4		0.6
Unrecognized net loss		22.8		15.6
Net amount recognized	$	(83.6)	$	(87.9)

Amounts recognized in the Consolidated Balance Sheet consist of:

		2005		2004
Accrued benefit cost	$	(101.8)	$	(105.2)
Intangible assets		0.4		0.6
Accumulated other comprehensive income		17.8		16.7
Net amount recognized	$	(83.6)	$	(87.9)

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2005 and 2004, the accumulated benefit obligation was $106.8 and $107.7, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2005 and 2004 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2005	2004
Discount rate at beginning of period	6.00%	6.25%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.50% was the appropriate discount rate as of December 31, 2005, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.50% discount rate will also be used to determine the Company's 2006 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%
Rate of increase in compensation levels	4.00%	3.75%	3.75%

The weighted average assumptions used in calculating the net pension cost for 2005 were as indicated above (6.00% discount rate, 4.00% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2005, 2004, and 2003, were as follows:

		2005		**2004**		**2003**
Interest cost	$	6.0	$	5.9	$	6.9
Net actuarial loss recognized in the year		1.3		-		0.9
Unrecognized past service cost recognized in the year		0.2		0.2		0.2
The effect of any curtailment or settlement		0.3		0.1		-
Net periodic benefit cost	$	7.8	$	6.2	$	8.0

Cashflows

There are no 2006 employer expected contributions. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2006 through 2010, and thereafter through 2015, are estimated to be $13.5, $13.6, $13.2, $9.8, $9.6, and $30.2, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. The Company match equals 50% of a participant's pre-tax deferral contribution, with a maximum of 3% of the participant's pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2005, 2004, and 2003, were not significant.

9. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC records a fee, which is paid quarterly, based on the value of the general account AUM. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $61.7, $58.8, and $53.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, expenses were incurred in the amounts of $138.5, $132.9, and $136.4, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2005, 2004, and 2003, net expenses related to the agreement were incurred in the amount of $17.8, $8.6, and $19.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $263.0, $209.2, and $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management Co.) in 2005, 2004, and 2003, respectively.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from the other. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.7, $0.2, and $0.1, for the years ended December 31, 2005, 2004, and 2003, respectively, and earned interest income of $1.0, $1.3, and $0.9, for the years ended December 31, 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, respectively, ILIAC had $131.0 and $25.0 receivable from ING AIH under this agreement.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the year ended December 31, 2005 was $11.1 and minimal for the year ended December 31, 2004.

Tax Sharing Agreement

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 and 2005. In March 2006, ILIAC paid a cash dividend of $131.0 to Lion.

ILIAC did not receive capital contributions from Lion in 2005 and 2004, and received $230.0 in capital contributions from Lion during 2003.

10. **Financing Agreements**

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2005 and 2004, ILIAC did not have any amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$75.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2005. As December 31, 2005, ILIAC did not have any amounts outstanding under the line-of-credit agreement.

Prior to September 30, 2005, ILIAC also maintained a $125.0 uncommitted revolving note facility with SunTrust Bank, Atlanta. Under the agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2005, 2004, and 2003. At December 31, 2004, ILIAC had no outstanding balances under this facility.

Also see Financing Agreements in the Related Party Transactions footnote.

11.   Reinsurance

At December 31, 2005, the Company had reinsurance treaties with 6 unaffiliated reinsurers and 1 affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $17.8 and $19.3 were maintained for this contract as of December 31, 2005 and 2004, respectively.

Reinsurance ceded in force for life mortality risks were $24.2 and $26.1 at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, net receivables were comprised of the following:

	2005	2004

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Claims recoverable from reinsurers	$	2,806.6	$	2,903.0
Payable for reinsurance premiums		(1.7)		(0.9)
Reinsured amounts due to an				
unaffiliated reinsurer		(0.3)		0.2
Reserve credits		1.1		1.5
Other		(9.0)		(2.5)
Total	$	2,796.7	$	2,901.3

Included in the accompanying financial statements are net policy benefit recoveries of $13.1, $19.3, and $22.5, for the years ended December 31, 2005, 2004, and 2003, respectively.

Premiums and Interest credited and other benefits to contractowners included the following premiums ceded and reinsurance recoveries for the years ended December 31, 2005, 2004, and 2003.

		2005		**2004**		**2003**
Premiums ceded under reinsurance	$	215.7	$	245.4	$	265.2
Reinsurance recoveries		350.5		375.9		366.7

12. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under various operating leases, the latest term of which expires in 2011.

For the years ended December 31, 2005, 2004, and 2003, rent expense for leases was $17.4, $17.2, and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2006 through 2009 are estimated to be $17.0, $15.6, $2.6, and $1.5, respectively, and $0.7 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also,

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $778.2, $440.4 of which was with related parties. During 2005 and 2004, $42.4 and $19.8, respectively, was funded to related parties under off-balance sheet commitments.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

In September 2005, an affiliate of the Company, ING Fund Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers ("NASD") in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the Company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigations relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Insurance and Other Regulatory Matters

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance;

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

13. Accumulated Other Comprehensive Income

Shareholder's equity included the following components of Accumulated other comprehensive income as of December 31, 2005 and 2004.

	2005	2004	2003
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (22.2)	$ 482.1	$ 615.1
Equity securities, available-for-sale	3.2	8.7	13.8
Derivatives	4.2	-	3.7
DAC/VOBA adjustment on available-for-sale securities	5.1	(9.5)	(19.6)
Sales inducements amortization adjustment on available-for-sale securities	0.1	(0.1)	-
Premium deficiency reserve adjustment	(23.6)	-	-
Other investments (primarily limited partnerships)	1.2	1.3	57.3
Less: allocation to experience-rated contracts	(48.6)	357.5	491.5
Subtotal	16.6	125.0	178.8
Less: deferred income taxes	10.3	41.2	62.8
Net unrealized capital gains	6.3	83.8	116.0
Minimum pension liability, net of tax	(11.6)	(16.7)	-
Accumulated other comprehensive (loss) income	$ (5.3)	$ 67.1	$ 116.0

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(48.6) and $357.5 at December 31, 2005 and 2004, respectively, are reflected on the

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

Changes in Accumulated other comprehensive income related to changes in net unrealized capital gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Fixed maturities, available-for-sale	$ (504.3)	$ (133.0)	$ (125.8)
Equity securities, available-for-sale	(5.5)	(5.1)	17.9
Derivatives	4.2	(3.7)	3.7
DAC/VOBA adjustment on available-for-sale securities	14.6	10.1	4.4
Sales inducements amortization adjustment available-for-sale securities	0.2	(0.1)	-
Premium deficiency reserve adjustment	(23.6)	-	-
Other	(0.1)	(56.0)	25.9
Less: allocation to experience-rated contracts	(406.1)	(134.0)	(71.6)
Subtotal	(108.4)	(53.8)	(2.3)
Deferred income taxes	(30.9)	(21.6)	(0.8)
Net change in unrealized capital losses	$ (77.5)	$ (32.2)	$ (1.5)

Changes in Accumulated other comprehensive income, net of DAC/VOBA and tax, related to changes in net unrealized gains and losses on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Net unrealized holding losses arising during the year [1]	$ (38.2)	$ (1.8)	$ (31.9)
Less: reclassification adjustment for gains (losses) and other items included in net income [2]	39.3	30.4	(30.4)
Net unrealized losses on securities	$ (77.5)	$ (32.2)	$ (1.5)

(1) Pretax unrealized holding losses arising during the period were $(53.4), $(3.0), and $(48.9), for the years ended December 31, 2005, 2004, and 2003, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $55.0, $50.8, and $(46.6), for the years ended December 31, 2005, 2004, and 2003, respectively.

ING Life Insurance and Annuity Company and Subsidiary
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14.   Reclassifications and Changes to Prior Year Presentation

Statements of Cash Flows

During 2005, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2003 to reflect the correct balances, primarily related to short-term loans. As the Company has determined these changes as immaterial, the Statements of Cash Flows for the year ended December 31, 2003 has not been labeled as restated.   The following table summarizes the adjustments:

2004	Previously Reported	Adjustment	Revised
Net cash provided by operating activities	$ 1,021.7	$ (22.4)	$ 999.3
Net cash used in investing activities	(543.2)	5.9	(537.3)
Net cash used in financing activities	(349.0)	16.4	(332.6)
2003			
Net cash provided by operating activities	$ 1,058.3	$ 55.9	$ 1,114.2
Net cash used in investing activities	(2,043.5)	(14.4)	(2,057.9)
Net cash used in financing activities	977.6	(41.4)	936.2